MIZUHO

Channel to Discovery

Mizuho Financial Group, Inc.

1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-0004

File No. 82-34906
November 30, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Mizuho Financial Group, Inc. 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Press Release dated November 25, 2005 (Attached hereto as Exhibit A-1)

2. English version of FY2005 Interim Results Internet Conference dated November 2005 (Attached hereto as Exhibit A-2)

3. English version of Consolidated Financial Statements of the Company under Japanese GAAP for the six months ended September 30, 2005 (Attached hereto as Exhibit A-3)

4. English version of Non-consolidated Financial Statements of the Company under Japanese GAAP for the six months ended September 30, 2005 (Attached hereto as Exhibit A-4)

5. English version of Summary of Financial Results of the Company under Japanese GAAP for the six months ended September 30, 2005 (Attached hereto as Exhibit A-5)

6. English version of Selected Financial Information of the Company under Japanese GAAP for the six months ended September 30, 2005 (Attached hereto as Exhibit A-6)

7. English version of Press Release dated November 21, 2005, "Revision of Consolidated Earnings Estimates for Fiscal 2005" (Attached hereto as Exhibit A-7)

dlw 12/7

8. English version of Annual Report for the fiscal year ended March 31, 2005 (Attached hereto as Exhibit A-8)

9. English version of IR Presentation dated September 2005, "Status Quo and Future of Syndicated Loan Market in Japan (Attached hereto as Exhibit A-9)

10. English version of IR Presentation dated September 2005, "The 7th Japanese Financial Service Conference" (Attached hereto as Exhibit A-10)

11. English version of Press Release dated November 16, 2005, "Dissolution of Subsidiaries" (Attached hereto as Exhibit A-11)

12. English version of Press Release dated November 16, 2005, "Donations for Hurricane Katrina Disaster Relief" (Attached hereto as Exhibit A-12)

13. English version of Press Release dated November 10, 2005, "Revision of Consolidated Earnings Estimates for the First Half of Fiscal 2005" (Attached hereto as Exhibit A-13)

14. English translation of Press Release dated October 24, 2005 (Attached hereto as Exhibit A-14)

15. English version of Press Release dated October 7, 2005, "Announcement regarding Reorganization of Credit Card Business" (Attached hereto as Exhibit A-15)

16. English translation of Press Release dated October 5, 2005 (Attached hereto as Exhibit A-16)

17. English version of Press Release dated October 5, 2005, "Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)" (Attached hereto as Exhibit A-17)

18. English translation of Press Release dated October 5, 2005 (Attached hereto as Exhibit A-18)

19. English version of Press Release dated September 26, 2005, "Obtaining of Certification of Information Security Management Systems (ISMS and BS7799)" (Attached hereto as Exhibit A-19)

20. English version of Press Release dated August 23, 2005, "Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)" (Attached hereto as Exhibit A-20)

21. English version of Press Release dated August 12, 2005, containing a summary of the Business Revitalization Plan

submitted to Financial Services Agency (Attached hereto as Exhibit A-21)

22. English version of Press Release dated August 10, 2005, "Determination of Reset Conversion Price of Tenth Series Class X Preferred Shares" (Attached hereto as Exhibit A-22)

23. English version of Press Release dated August 3, 2005, "Signing of the Memorandum of Understanding with Singapore Economic Development Board" (Attached hereto as Exhibit A-23)

24. English version of Press Release dated August 1, 2005, "Consolidated Financial Information for the First Quarter of Fiscal 2005" (Attached hereto as Exhibit A-24)

In addition, the attached as Annex A is a brief description of documents that we are also required to provide under Rule 12g3-2(b). If you have any questions or requests for additional information, please do not hesitate to contact Souichi Hosoi at 011-813-5224-2911 (telephone) or 011-813-5224-1075 (facsimile) or souichi.hosoi@mizuhofg.co.jp (E-Mail).

Very truly yours,

Mizuho Financial Group, Inc.

By Satoru Nishibori
Name: Satoru Nishibori
Title: Managing Director

Enclosures and attachment

[ANNEX A]

Brief Description of Japanese Language Documents

Extraordinary Report dated October 5, 2005 and amendments thereto dated October 24, 2005 and October 25, 2005

Extraordinary Report dated October 5, 2005 and amendments thereto dated October 24, 2005 and October 25, 2005 submitted to the Director of Kanto Local Finance Bureau, regarding the offering and sale of shares of common stock of the Company by Mizuho Financial Strategy Co., Ltd., a wholly-owned subsidiary of the Company.

Exhibit A-1

For Translation Purposes Only

November 25, 2005

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Number of Shares of Common Stock of the Company Sold by a Subsidiary

We, Mizuho Financial Group, Inc. (the "Company"), have today been notified that Nikko Citigroup Limited will fully exercise the option to purchase shares of common stock of the Company (the "Greenshoe Option") which has been granted by Mizuho Financial Strategy Co., Ltd. (the "Selling Shareholder") to Nikko Citigroup Limited in relation to the offerings of our shares of common stock as announced on October 5, 2005 and October 24, 2005, and purchase 63,000 shares which is the maximum number of shares of the Greenshoe Option.

As a result of the foregoing, the number of shares sold by the Selling Shareholder, and the number of shares held after the sale have been fixed as mentioned below.

1. Number of shares sold by the Selling Shareholder: 763,000 shares

2. Changes in the number of common stock of the Company held by the Selling Shareholder:

(1) Number of shares held by the Selling Shareholder before the sale: 1,155,840.83 shares

(2) Number of shares held by the Selling Shareholder after the sale: 392,840.83 shares

<Remarks>

As announced on October 5, 2005, above mentioned shares held by the Selling Shareholder (392,840.83 shares after the sale) are intended to be periodically repurchased and cancelled by the Company taking into consideration the financial condition of the Company after the completion of our intended repayment of public funds by March 31, 2007.

The exercise of the Greenshoe Option will have no effect on forecast of our earnings for this fiscal year announced on November 21, 2005.

Contact: Mizuho Financial Group, Inc.,
Corporate Communications, Public Relations Office
Phone: 03-5224-2026

Exhibit A-2

FY2005 Interim Results

MIZUHO

November 2005

Mizuho Financial Group

Definitions

3 Banks: Aggregated figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB), Mizuho Trust Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis

2 Banks: Aggregated figures for Mizuho Bank and Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis



Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Shinko Securities*
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

* An affiliate under equity method

Index

I. Summary of Interim Results for FY2005

FY2005 Interim Results (1)

Mizuho Financial Group (Consolidated Basis)

(JPY Bn)	1H of FY2005	1H of FY2004	Change	%
Consolidated Gross Profits	1,045	961	+84	+8.7%
G&A Expenses	-548	-563	+14	
Consolidated Net Business Profits *	507	420	+87	+20.7%
Credit Costs	-14	28	-43	
Net Gains related to Stocks	** 121	80	+41	
Ordinary Profits	453	298	+154	
Net Income	338	233	+104	+44.7%
ROE (on an annualized basis ***)	17.7%	12.9%	+4.8%	

	Sep. 2005	Mar. 2005	Change
Shareholders' Equity	3,683	3,905	-222
BIS Capital Ratio	(preliminary) 10.73%	11.91%	-1.18%

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments
** Include gains (JPY 42.4 billion) on sales of a part of Mizuho Trust & Banking common stock
*** Annualized Net Income (Net Income for the first half of FY2005X365/183) / { (Total Shareholders' Equity (Beginning) + Total Shareholders' Equity (Term-End))/2}X100

Aggregated Figures of 3 Banks (Non-Consolidated Basis)

(JPY Bn)	1H of FY2005	1H of FY2004	Change
Gross Profits	* 968	788	+179
G&A Expenses	-404	-420	+16
Net Business Profits	* 564	369	+195
Credit Costs	-14	33	-48
Net Gains related to Stocks	72	62	+10
Ordinary Profits	* 423	200	+222
Net Income	* 398	191	+206

* Include JPY 120 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks figures

Details of Consolidated Net Business Profits

(Consolidated) (JPY Bn)

	1H of FY2005	1H of FY2004	Change	
Consolidated Gross Profits	1,045	961	+84	→ +8.7%
Net Interest Income	533	564	-31	
Net Fiduciary Income	34	26	+7	
Net Fee & Commission Income	255	215	+40	
Net Trading Income	81	70	+11	
Net Other Operating Income	141	84	+56	
		(Net Gains Related to Bonds : +42 (3Banks))		
G&A Expenses	-548	-563	+14	
Consolidated Net Business Profits*	507	420	+87	→ +20.7%

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

Non-Performing Loans (NPLs)*


(JPY Tn)
(3 Banks)
4
3
2
1
0
Claims for Special Attention
Claims with Collection Risk
Claims against Bankrupt and Substantially Bankrupt Obligors, and equivalent

	Mar. 2004	Mar. 2005	Sep. 2005
NPL Balance	3.1Tn	1.4Tn	1.2Tn
NPL Ratio	4.4%	2.1%	1.8%
Net NPL Ratio**	2.1%	0.7%	0.5%

* NPLs: Disclosed Claims under the Financial Reconstruction Law
** Net NPL Ratio: NPLs (excluding reserves)/ Total Claims (excluding reserves)

Net Deferred Tax Assets (DTAs)

Decreased Net DTAs by Recording Taxable Income


(JPY Tn)
(Consolidated)
2.0
1.0
0.0
1.3
1.0
0.7
Mar. 2004
Mar. 2005
Sep. 2005
Net DTAs / Tier I Ratio
24.0%
- 4.3%
19.6%

Stock and JGB Portfolios

Stock Portfolio


Fair Value
Acquisition Cost
(3 Banks)
(JPY Bn)
4,000
3,000
2,000
1,000
0
3,460
3,077
3,028
Unrealized Gains
Mar. 2004
Mar. 2005
Sep. 2005

Unrealized Gains (Losses)		+JPY1,050Bn	+JPY1,428Bn

JGB Portfolio


(JPY Bn)
Balance of JGB Portfolio
(3 Banks)
20,000
15,000
10,000
5,000
0
19,319
21,302
20,466
Mar. 2004
Mar. 2005
Sep. 2005

Unrealized Gains (Losses)		- JPY 81Bn	- JPY 118Bn
10-year JGB Yields		1.32%	1.48%

II. Steady Top-line Growth and Expense Reduction

Loan Balance* and Interest Margin


(JPY Tn)
(3 Banks)
68
66
64
62
0
66.1
64.1
62.6
63.5
Bottomed Out
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005

Loan and Deposit Rate Margin (Aggregate figures of BK and CB, Domestic Operations)	1.33% (FY2004)	→	1.24% (1H of FY2005)

*Excluding Trust Account

Net Fee & Commission Income


(JPY Bn)
(3 Banks)
180
160
140
120
0
127.0
141.4
146.5
168.5
171.6
+25.1 Bn
1H of FY2003
2H of FY2003
1H of FY2004
2H of FY2004
1H of FY2005

Reduced Base Expenses after IT Systems Integration


(JPY Bn)
(3 Banks)
Base Expenses
Strategic Expenses
450
400
0
437.6
420.5
-16.5Bn
11.6
392.4
404.0
1H of FY2003
1H of FY2004
1H of FY2005
Expense Ratio*
53.2%
47.6%

*G&A Expenses/ Gross Profits (Excluding JPY 120billion in dividends from the financial subsidiaries for corporate revitalization)

III. Disciplined Capital Management

Repayment of Public Funds (Preferred Shares)

- **Completed the repurchase of Convertible Preferred Shares to avoid dilution**
- **Aim to complete full repayment by the end of FY2006**

Repayment of Public Fund Preferred Shares



(JPY Bn)
2,000
1,500
1,000
500
0
Convertible
Non-Convertible
1,949
1,349
600
Mar.2004
1,466
866
600
Mar.2005
850
250
600
Sep.2005
600
Oct.2005

Achieved

- **Eliminated potential dilution effects**
- **Less than 5% of premium paid on total of JPY1,949Bn Public Fund Preferred Shares**

Repurchased Amount of Preferred Shares	Premium paid
Repurchased price basis: JPY1,443.6Bn	+JPY94.6Bn
Issued price basis: JPY1,349.0Bn	

To Resolve

- **Restoring flexibility in management strategy and reducing dividend burden of Preferred Shares**

Details of Remaining Preferred Shares

Series/Classes	Amount	Type
4th Series/ Class IV	JPY300Bn	Non-convertible (Dividend: 2.38% p.a.)
6th Series/ Class VI	JPY300Bn	Non-convertible (Dividend: 2.10% p.a.)

Sale of Treasury Stock

- **Recent capital raising by Mizuho Financial Group, Inc.**
  Sale of treasury stock held by Mizuho Financial Strategy Co., Ltd. (formerly known as Mizuho Holdings, Inc.) <November 2005>
  -Aggregate sale price: JPY 531.6Bn
  -Number of shares: 763,000shares
  (Including maximum over-allotment)

Rationale for Capital Raising

Strengthen Capital & Financial Base	■ Further increase the capital base to support top-line growth strategies ■ Proactively enhance the financial strength to prepare for economic upturn
Pursue Disciplined Capital Policy	■ Further strengthen the ability to conduct disciplined capital management
Eliminate "Overhang" in the market	■ Aim to repurchase and cancel the remaining treasury stock periodically after the completion of repayment of public funds

Tier 1 Ratio: +over 0.7% (Change from Sep. 2005 level)

Reference: Stock Price Performance

(Stock Price on Mar 12, 2003 = 100, when Mizuho Financial Group, Inc. was initially listed on the Tokyo Stock Exchange)


800
700
600
500
400
300
200
100
0
Mar.12,2003
Sep.2003
Mar.2004
Sep.2004
Mar.2005
Sep.30,2005
Mizuho
UFJ*
SMFG
MTFG

*The stock of UFJ was delisted on Sep. 27, 2005

IV. Earnings Estimates for FY2005

FY2005 Earnings Estimates

Consolidated

(JPY Bn)

Consolidated		Change from FY2004
Consolidated Net Business Profits*	1,040.0	+127.4
Credit Costs	-80.0	+13.9
Net Gains related to Stocks	150.0	-60.3
Ordinary Profits	980.0	+322.5
Net Income	630.0	+2.6

* Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments

(Reference)

(JPY Bn)

3 Banks		Change from FY2004
Net Business Profits	** 1,042.0	+241.9
Credit Costs	-57.0	+4.2
Net Gains related to Stocks	110.0	-83.8
Ordinary Profits	** 851.0	+432.9
Net Income	** 654.0	+71.4

** Includes JPY 120 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks figures

This presentation material contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties.
Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates.
We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Exhibit A-3

Mizuho Financial Group, Inc.

For Immediate Release: November 21, 2005

Consolidated Financial Statements for the First Half of Fiscal 2005

Company name:		**Mizuho Financial Group, Inc. ("MHFG")**
Stock code number:		8411
Stock Exchanges:		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

Meeting of Board of Directors for Financial Results:	November 21, 2005
Trading Accounts :	Established
US GAAP :	Not applied

1. Financial Highlights for the First Half of Fiscal 2005 (from April 1, 2005 to September 30, 2005)

(1) Consolidated Operating Results Amounts less than one million yen are rounded down

	Ordinary Income		Ordinary Profits		Net Income	
	¥ million	%	¥ million	%	¥ million	%
First Half of Fiscal 2005	1,701,642	*15.9*	453,021	*51.7*	338,590	*44.7*
First Half of Fiscal 2004	1,467,994	*(15.8)*	298,671	*(40.9)*	233,941	*(8.4)*
Fiscal 2004	3,039,186		657,459		627,383	

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
First Half of Fiscal 2005	31,219.12	24,031.68
First Half of Fiscal 2004	21,706.24	14,175.69
Fiscal 2004	54,625.61	37,719.13

Notes: 1. Equity in Income from Investments in Affiliates:
First Half of Fiscal 2005 ¥4,795 million, First Half of Fiscal 2004 ¥2,017 million, Fiscal 2004 ¥1,429 million
2. Average Outstanding Shares of Common Stock (consolidated basis):
First Half of Fiscal 2005 10,845,612shares, First Half of Fiscal 2004 10,777,620 shares, Fiscal 2004 10,790,947 shares
3. Change in Accounting Method: Yes
4. Percentage figures in Ordinary Income, Ordinary Profits and Net Income represent changes in the respective accounts compared with the corresponding period of the previous fiscal year.

(2) Consolidated Financial Conditions

	Total Assets	Total Shareholders' Equity	Total Shareholders' Equity to Total Assets	Total Shareholders' Equity per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
First Half of Fiscal 2005	146,887,998	3,683,283	2.5	170,842.57	10.73(*)
First Half of Fiscal 2004	139,327,169	3,537,597	2.5	77,567.15	11.86
Fiscal 2004	143,076,236	3,905,726	2.7	131,016.16	11.91

Note: Outstanding Shares of Common Stock at the end of the period (consolidated basis) : * Preliminary
As of September 30, 2005 10,845,383 shares, As of September 30, 2004 10,780,558 shares, As of March 31, 2005 10,845,801 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	¥ million	¥ million	¥ million	¥ million
First Half of Fiscal 2005	(294,374)	(718,821)	(858,493)	3,730,252
First Half of Fiscal 2004	(880,211)	(539,594)	(334,085)	3,775,619
Fiscal 2004	4,418,011	(3,788,105)	(557,729)	5,602,062

(4) Scope of Consolidation and Application of the Equity Method

Number of Consolidated Subsidiaries: 117, Number of Non-Consolidated Subsidiaries under the Equity Method: -
Number of Affiliates under the Equity Method: 19

(5) Change in Scope of Consolidation and Application of the Equity Method

(Consolidation) Newly Consolidated: 1, Excluded: 2, (Equity Method) Newly Applied: -, Excluded: 1

2. Consolidated Earnings Estimates for Fiscal 2005 (for the fiscal year ending March 31, 2006)

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
Fiscal 2005	3,400,000	980,000	630,000

Reference: Net Income per Share of Common Stock (Fiscal 2005 estimate): ¥55,008.15

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Number of Shares

(Number of shares)

	First Half of Fiscal 2005		First Half of Fiscal 2004		Fiscal 2004	
	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	10,845,612	10,845,383	10,777,620	10,780,558	10,790,947	10,845,801
First Series Class I Preferred Stock	-	-	27,409	-	13,742	-
Second Series Class II Preferred Stock	50,327	-	100,000	100,000	97,356	61,400
Third Series Class III Preferred Stock	81,967	-	100,000	100,000	100,000	100,000
Fourth Series Class IV Preferred Stock	150,000	150,000	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	150,000	150,000	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	125,000	125,000	125,000	125,000	125,000	125,000
Eighth Series Class VIII Preferred Stock	48,606	-	125,000	125,000	120,500	59,300
Ninth Series Class IX Preferred Stock	-	-	121,874	33,000	75,298	-
Tenth Series Class X Preferred Stock	114,754	-	140,000	140,000	140,000	140,000
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740	943,740	943,740
Twelfth Series Class XI Preferred Stock	-	-	4,910	4,700	3,947	-
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690	36,690	36,690

Notes: 1. Minimum number of shares for trading for Common and Preferred Stock: 1 share
2. Treasury Stock is excluded from the number of outstanding shares.
3. Decrease in stocks below is due to repurchase and cancellation.

	Cancellation		Repurchase & Cancellation	
	Number of Shares	Acquisition Cost (¥million)	Number of Shares	Acquisition Cost (¥million)
Second Series Class II Preferred Stock	38,600	60,524	61,400	115,292
Third Series Class III Preferred Stock	—	—	100,000	187,578
Eighth Series Class VIII Preferred Stock	65,700	148,784	59,300	156,376
Ninth Series Class IX Preferred Stock	33,000	50,650	—	—
Tenth Series Class X Preferred Stock	—	—	140,000	233,706

Formulae for indices - Financial Highlights for the First Half of Fiscal 2005

Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (during the period) (*2)}}$$

Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1) + Adjustments}}{\text{Average Outstanding Shares of Common Stock (during the period) (*2) + Increasing Shares of Common Stock for Dilutive Securities (*3)}}$$

Total Shareholders' Equity to Total Assets

$$\frac{\text{Total Shareholders' Equity (end of the period)}}{\text{Total Liabilities + Minority Interests + Total Shareholders' Equity (end of the period)}}$$

Shareholders' Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (end of the period) - Deduction from Shareholders' Equity (*4)}}{\text{Outstanding Shares of Common Stock (end of the period) (*2)}}$$

Formula for index - Consolidated Earnings Estimates for Fiscal 2005

Net Income per Share of Common Stock (Fiscal 2005 estimate)

$$\frac{\text{Net Income (estimate) - Dividends on Preferred Stock (estimate)}}{\text{Outstanding Shares of Common Stock (end of the period) (*2)}}$$

*1 Dividends on Preferred Stock and others.
*2 Treasury Stock is excluded from outstanding shares of Stock.
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the year, in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the year.
*4 Issue amount of Preferred Stock, dividends on Preferred Stock and others.

1. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the "Group") is composed of Mizuho Financial Group, Inc. ("MHFG") and its affiliates. The Group provides various financial services, principally banking services, together with securities business, trust and asset management services among others.

(as of September 30, 2005)


General Meeting of Shareholders
Corporate Auditors
／Board of Corporate Auditors
Corporate Auditors Office
Executive Management Committee
Board of Directors
Nominating Committee
Compensation Committee
CEO
Business Policy Committees
Internal Audit Committee
Executive Secretariat
Strategic Planning Group
Corporate Planning
Group Strategic Planning
Corporate Communications
Administration
Financial Control and Accounting Group
Financial Planning
Accounting
Investor Relations
Risk Management Group
Risk Management
Credit Risk Management
Human Resources Group
Human Resources
IT, Systems & Operations Group
IT, Systems & Planning
Operations Planning
Compliance Group
Compliance and Legal Affairs
Internal Audit Group
Internal Audit
Significant consolidated subsidiaries
Mizuho Holdings, Inc. *1
Mizuho Bank, Ltd.
Mizuho Investors Securities Co., Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Trust & Banking Co., Ltd.
Trust & Custody Services Bank, Ltd.
Dai-Ichi Kangyo Asset Management Co., Ltd.
Fuji Investment Management Co., Ltd.
DLIBJ Asset Management Co., Ltd. *2
UC Card Co., Ltd. *3
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Capital Co., Ltd. *4
Mizuho Advisory, Inc.
○Consolidated subsidiaries of Mizuho Bank, Ltd.
・Mizuho Credit Guarantee Co., Ltd.
・Mizuho Factors, Ltd.
・Mizuho Project, Ltd. *5
○Consolidated subsidiaries of Mizuho Corporate Bank, Ltd.
・Mizuho Corporate Bank Nederland N.V.
・Mizuho Corporate Bank (Canada)
・PT. Bank Mizuho Indonesia
・Mizuho Corporate Bank (USA)
・Mizuho Corporate Bank (Germany) Aktiengesellschaft
・Mizuho Capital Markets Corporation
・Mizuho International plc
・Mizuho Bank (Switzerland) Ltd.
・Mizuho Securities USA Inc.
・Mizuho Corporate, Ltd. *5
・Mizuho Global, Ltd. *5
○Affiliates of Mizuho Bank and Mizuho Corporate Bank
・Defined Contribution Plan Services Co., Ltd.
○Consolidated subsidiaries of Mizuho Trust & Banking Co., Ltd.
・Mizuho Trust & Banking Co. (USA)
・Mizuho Trust & Banking (Luxembourg) S.A.
・Mizuho Asset, Ltd. *5

*1. Mizuho Holdings, Inc. was re-formed into a new advisory company, changed its trade name to Mizuho Financial Strategy Co., Ltd., and acquired the advisory business regarding corporate revitalization from Mizuho Advisory, Inc. on October 1, 2005.

*2. DLIBJ Asset Management Co., Ltd. is an affiliate of MHFG.

*3. UC Card Co., Ltd. carried out a corporate split, on October 1, 2005, becoming a company conducting issuance business and a company conducting merchant acquisition and processing operation business. All the shares of the company conducting issuance business were transferred to an external company, and the company conducting merchant acquisition and processing operation business (UC Card Co., Ltd.) became a consolidated subsidiary of Mizuho Bank, Ltd. on October 11, 2005.

*4. Mizuho Capital Co., Ltd. became a consolidated subsidiary of Mizuho Bank, Ltd. on October 1, 2005.

*5. In consequence of the termination of the "Corporate Revitalization Project", the four financial subsidiaries for corporate revitalization (Mizuho Project, Ltd., Mizuho Corporate, Ltd., Mizuho Global, Ltd. and Mizuho Asset, Ltd.) were merged with their parent banks (Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.) respectively on October 1, 2005.

Of the major domestic subsidiaries, the following companies are listed on Japanese domestic stock exchanges.

Company Name	Location	Main Business	Ownership Percentage %	Listed Stock Exchanges
Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	69.9 *0.2*	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)
Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 *66.8*	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

2. MANAGEMENT POLICY

(1) Principal Management Policy

MHFG pursues its goals of being held in high regard by its shareholders and the financial markets as Japan's leading comprehensive financial services group on the basis of the three fundamental management philosophies below that form the foundation of the Group's management strategies and decision-making process.

a) To provide the highest level of comprehensive financial services to our customers and clients.

b) To provide an attractive, inspiring workplace for our employees where each can demonstrate their rich individuality and ability to meet their respective challenges.

c) To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Policy on Profit Distribution

MHFG decides its cash dividend policy considering its operational performance, while bearing in mind the need to increase retained earnings from the viewpoint of sound financial position.

(3) Policy regarding lowering of the minimum investment amount of MHFG's Common Stock

With regard to lowering of the minimum investment amount of MHFG's common stock, we do not believe that it needs to make any actions at this time, after taking into account such factors as the stock price, number of shareholders, liquidity of common stock and cost-effectiveness. However, we will continue to consider this matter in an appropriate manner, taking into other factors such as investors' needs.

(4) Management's Benchmark

MHFG aims to maintain a steady profit base and accumulate retained earnings to allow us to maintain a sufficient capital adequacy ratio after the repayment of all public funds. We intend to complete repayment of remaining public funds by the end of FY2006.

(5) Management's Medium/Long-term Targets and Issues to be Resolved

MHFG has now moved beyond the emergency-reaction phase aiming at financial stability and will now move on to implement a new business strategy, the "Channel to Discovery" Plan. Our aim is to be "a financial partner that helps customers shape their future and achieve their dreams", that is to say an "enterprising, open and leading-edge" financial group from the customers' point of view.

The key concept of the "Channel to Discovery" Plan is "customer needs". The underlying vision of the "Channel to Discovery" Plan is to organize a globally competitive financial group. In order to do this, we intend to develop an action program based on the "Business Portfolio Strategy" and "Corporate Management Strategy" which we have formulated.

New Dimension to Business Portfolio Strategy

In order to pursue the Business Portfolio Strategy, we realigned our business into three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group (please refer to "Overview of Reorganization –Formation of Global Group-" on pages 1-13.

The Global Corporate Group provides highly-specialized and cutting-edge products and services by leveraging Mizuho's comprehensive financial ability, with close cooperation between the global corporate banking sector and the whole sale securities sector in response to the needs of large and global corporations.

The core group company in the Global Corporate Group, MHCB will work to expand its business globally providing its customers with services with competitive strength at a global level, including not just loans but premium financial products, integrating the financial service strengths of the entire group to provide total solutions on a global basis to meet customer's needs. MHCB will also draw on its overwhelming position in the domestic syndicated loan market to support its customers to the full in their financing needs, and specialized sections will work to expand further the newly-evolved credit market, setting its sights on a syndicated loan market which is expected to quadruple in size to ¥ 100 trillion.

MHSC will aim to become a market leader in securities and investment banking business offering a wide range of integrated financial products and services. It will increase its market presence in securities-related business, securing a position as underwriter in large issues and increasing market share in stock trading volume. MHSC also intends to respond fully to our customers' M&A needs, strengthen its principal finance business and seize business chances such as initial public offerings of shares in the relevant invested companies.

The Global Retail Group provides top-level products and services on a global scale, with the close cooperation of leading domestic and international companies in response to the diversified and globalized needs of individuals and SMEs.

The core group company in the Global Retail Group, MHBK will continue to have a strategic focus on consulting business and loan business in the individual customer market, and respond to our customers' needs by establishing a 2,000-strong force of financial consultants and developing new financial products through the alliance with Orient Corporation. MHBK intends to improve security measures using the IC card and further enhance the services of "Mizuho Mileage Club", a new ATM card with credit card functions through the alliance with Credit Saison Co., Ltd. and others. It will aim to be No. 1 in market share and best solution provider in the primary battlefields of the SME market. MHBK will increase Mizuho Business Finance Center to 100 thus expanding its loan business, and strengthen its fee-earning business by providing further business solutions. In April 2005, MHBK entered into separate business collaborations with two of the best U.S. super-regional banks, Wachovia Bank, N.A. ("Wachovia") and Wells Fargo Bank, N.A. ("Wells Fargo") respectively, aiming to reinforce the channel network and products/services internationalized to the highest standard for our retail banking businesses. MHBK will collaborate with Wachovia and Wells Fargo in the following five areas: referral of customers, cash management products, trade finance, distribution of investment trust in Japan, and website collaboration (only with Wachovia).

In pursuit of further synergies in the retail banking business, the two strategic retail subsidiaries, UC Card Co., Ltd. and Mizuho Capital Co. Ltd., under MHFG in the previous fiscal year, are reorganized as subsidiaries of MHBK.

The Global Asset and Wealth Management Group provides top-level products and services on a global scale in response to diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

The core group company in the Global Asset and Wealth Management Group, MHTB, plans to take advantage of the new business opportunities which are likely to arise with various legal amendments, including trust business legislation, and plans to embark on various new types of trust business as it develops new products and reinforces its consulting strengths. In April of this year, a business collaboration was set up between MHTB and a global leader in trust banking business, The Bank of New York. The collaboration includes launching of a business collaboration with the establishment of "Mizuho – The Bank of New York Global Management", the distribution of investment trusts in Japan and global custody business related to the above. Through these measures, MHTB will reinforce asset management capabilities, expertise in execution, and asset administration to a global top level. MHBK also entered into business collaboration with The Bank of New York in the area of sales of investment trust in Japan.

Mizuho Private Wealth Management Co., Ltd. was established to provide Japan's first fully-fledged private

banking services. It will provide the same type of comprehensive and integrative services as those found in the U.S. and Europe in compliance with Japanese legal regulations.

We re-formed Mizuho Holdings, Inc. (MHHD) into Mizuho Financial Strategy Co., Ltd. (MHFS), a new advisory company for offering advice to financial institutions.

MHFS has integrated the expertise of MHHD regarding group management and coordination between bank subsidiaries, as well as between the bank subsidiaries and the securities subsidiaries as a bank holding company, and combined these with the expertise regarding corporate revitalization of Mizuho Advisory, Inc. MHFS will provide Mizuho's full-scale and advanced expertise as a leading Japanese financial group, which will consequently contribute to the revitalization of the regional economy in Japan and, furthermore, realize a financial services nation.

By steadily carrying out this "Business Portfolio Strategy", we aim to ensure a stable profit basis supported by our customers. By steadily continuing to accumulate retained earnings, we will be able to ensure a good capital adequacy ratio even after we have repaid the public funds in full. With this in mind, we aim to repay the remaining portion of the public funds in full by the end of FY 2006. We repurchased and cancelled 616.4 billion yen and 250.0 billion yen of Preferred Shares (public funds, on an issued-price basis) in August and in October, respectively, during the fiscal year. As a result of these repurchases, the remaining outstanding balance of public funds invested in us is 600.0 billion yen (on an issued-price basis).

Mizuho Financial Strategy Co., Ltd. made secondary offerings of 700,000 shares of our common stock (excluding the Over-Allotment Offering) by a Global Offering in November. These offerings were made for the purposes of i) disposal of the treasury stock of MHFG which our subsidiary acquired in the course of the Business Reorganization in March 2003 and ii) further increase of our capital base to support our strategy to expand top-line growth (Gross Profits).

The remaining treasury stock after the offerings are intended to be repurchased and cancelled periodically by MHFG taking into consideration the financial condition of MHFG and other factors after the completion of our intended repayment of public funds.

New Corporate Management Strategy

MHFG will aim to apply for listing on the NYSE, enhance the Corporate Social Responsibility ("CSR") activities and strengthen its branding strategy for its corporate management strategy.

MHFG has begun preparations to apply for listing on the NYSE as early as is feasible, as a key move in its corporate strategy.

By listing on the NYSE, MHFG will further improve the transparency of our corporate governance as well as our investors' trust. MHFG will seek to provide investors with disclosure based on U.S.generally-accepted accounting principles, which are deemed to be one of the global standards for leading global companies, and to establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act which is recognized as the strictest standard in the world today.

MHFG, as a globally-active financial group, has reinforced its commitment to CSR activities, being aware of its mission to contribute to the development of the economy through active social participation.

In particular, we position CSR activities as one of the main pillars in our group business strategy, in order to create a new corporate value and hence achieve sustainable growth. CSR activities will be promoted on a group-wide basis, and the CSR committee is established accordingly at the Group's holding company, MHFG, in order to enhance the CSR activities (e.g. environmental issues, supporting financial education) of the group companies.

MHFG has decided to strengthen its branding strategy in order to build a Mizuho brand befitting a global financial services group advancing into a new, future-minded and customer-oriented base. MHFG, whose commitment is reflected in its new slogan "Channel to Discovery", will become a financial partner that helps

customers shape their future and achieve their dreams.

MHFG, as a holding company, will fulfill appropriate management functions through planning of group business portfolio strategy, promotion of the synergies among the group companies and enhancement of risk management, compliance and internal control to grapple steadily with the management issues of the entire group and to achieve the best results.

With the growing general awareness of the importance of personal data management arising from the enforcement of the Personal Information Protection Act, MHFG is continuing to strengthen its information management system still further by establishing the related regulations and setting up a group management control infrastructure, considering that MHFG obtained independent certification of its Information Security Management Systems. Mizuho officers and employees all fully respect the related laws and regulations, and MHFG will strengthen its internal control over the disclosure of information through its newly-established Disclosure Committee.

MHFG will make every effort to enhance our competitiveness and profitability and to increase further our corporate value by steadily implementing the "Channel to Discovery" Plan.

(6) Corporate Governance Policy and Current Implementation Status

Corporate Governance Policy

MHFG has been working to achieve a streamlined and speedy management structure while strengthening its corporate governance by inviting outside directors to join our board and establishing an advisory board. We continue our efforts to make management transparent and efficient through corporate governance, with strict observance of all laws and regulations, pursuing our business activities in a fair and honest manner in conformance with the norms accepted by society.

The above management philosophy is the basic policy for forming management strategies and all activities relating to the business decisions MHFG makes. The Group also established the "MHFG Code of Ethics" which is a set of common values and ethical principles shared by the corporate officers and the employees of the Group.

Social Responsibility and Public Mission:

We are acutely conscious at all times of our social responsibilities and public mission as Japan's leading comprehensive financial services group. We therefore work to ensure that we observe all laws and regulations, and pursue corporate activities in a fair and honest manner that conforms to the norms accepted by society.

Placing Our "Customer First":

We place our customers first, and always offer the best service possible. We believe that being trusted by our customers is the basis for the trust of our shareholders, society and all other stakeholders.

Strict Compliance with Laws, Regulations and Internal Rules:

We are committed to strict observance of all laws and regulations pursuing our business in a fair and honest manner in conformance with the norms accepted by society. We also strive to respect the laws and customs of all countries as a global financial services group.

Respect for Human Rights:

We respect the human rights of our customers, corporate officers and employees and society at large and strive to achieve a corporate culture which promotes human rights.

Disavowal of Anti-Social Elements:

We firmly state our opposition to the activities of any entity that threatens the rule of law and public order or safety.

Current Implementation Status

1. Status regarding corporate governance structure as it affects management decision-making, implementation and supervision, etc.

a) Organization

MHFG has adopted the holding company structure to ensure that it has the flexible and mobile management structure necessary to cope with the changing economic environment, split for legal purposes between the customer sector and the business function sector so that group companies can strengthen further their capabilities in their respective strategic business areas, meeting the needs of their customers and increasing corporate value to its fullest extent.

MHFG's board of directors consists of nine members, who determine important matters pertaining to the management policy of MHFG and its group companies, and monitor the directors and executive officers. Three of the directors are outside directors independent of the day-to-day management of MHFG. Their participation serves to strengthen the management and monitoring functions of the board of directors. MHFG has introduced the executive officer system in order to separate managerial decision-making and its implementation, and to clarify levels of authority and responsibility.

In order to ensure transparency and impartiality in matters of personnel movements affecting the board of directors and directors' compensation, a Nomination Committee and a Compensation Committee made up of directors including outside directors has been established to advise the board of directors on these matters.

The Board of Corporate Auditors receives reports on important issues about audit matters, discusses them and makes decisions. Three of the five auditors are outside auditors.

In respect of the execution of duties, the President & CEO manages MHFG according to the fundamental management policies determined by the board of directors. The Executive Management Committee was established to serve as an advisory body for the President & CEO and discusses important matters concerning the execution of business operations. Business Policy Committees such as the Compliance Committee, Information Security Management Committee and the Disclosure Committee etc. were established to discuss cross-sectional issues.

The Internal Audit Committee fulfills an internal audit function under the President & CEO. The committee discusses and determines important matters concerning internal audit on the basis of the basic policy determined by the board and reports all decisions made by the committee to the board.

We have reorganized the compliance structure in order to ensure even greater independence of the internal audit function from the audited sections. We have separated the Internal Audit Group from the groups which it audits, and established it as an independent group in its own right under the control of the Internal Audit Committee.

External experts in their field (consisting at present of one lawyer and one CPA) are also on the Internal Audit Committee and Compliance Committee to strengthen the specialist nature and impartiality of the committee.

MHFG has also established an advisory board of outside experts that will offer objective evaluations and advice from an independent standpoint, aiming for a more open style of management.

MHFG's Corporate Governance Structure


General Meeting of Shareholders
Nominating Committee
Compensation Committee
Includes outside directors
Board of Directors
Outside Directors
Audit
Corporate Auditors
Board of Corporate Auditors
Outside Auditors
Advisory Board
Advisors
Supervision
Evaluation, Advice
Management
Executive Management Committee
President & CEO
Internal Audit Committee
Includes outside advisors
Business Policy Committees
Strategic Planning Group, Financial Control & Accounting Group, etc.
Internal Audit Group

b) MHFG's Internal Control Framework

The divisions in charge of Compliance and Risk Monitoring at MHFG monitor operations and the self-assessment carried out at domestic and overseas business offices, providing a system of checks and balances.

MHFG has also established an Internal Audit Committee separate from the business promotion divisions to ensure the independence of the internal audit divisions belonging to the Internal Audit Group and that the internal audit is reasonable, adequate and effective.

With the growing general awareness of the importance of personal data management arising from the enforcement of the Personal Information Protection Act, MHFG is continuing to strengthen its information management system still further by establishing the related regulations and setting up a group management control infrastructure in the form of the Information Security Management Committee and the implementation organization. Furthermore, as part of the consolidation of the internal administration organization, MHFG has set up a Disclosure Committee as part of its plans to enforce our disclosure controlls and procedures, and to establish Internal Control on the basis of U.S. Sarbanes-Oxely Act and the public draft of Business Accounting Deliberation Council.

MHFG's Framework of Operations and Audit and Internal Control Framework


Internal Audit Committee
Department in charge of Internal Audit
Internal Audit
Department in charge of Compliance
Department in charge of Risk Management
Monitoring, etc.
Business Promotion Divisions
Self-assessment

c) Status of Internal Audit and Corporate Auditors (Board of Corporate Auditors), Accounting Audit

The internal audit infrastructure MHFG has established is as follows: MHFG has set up an Internal Audit Division to carry out the basic audit policies and the internal audit regulations determined by the board of directors. It also checks the internal control structure of the various companies on the basis of the reports it receives from the major group companies of the results of internal audits and problems and issues which have been investigated by them. Thus all information on the status of the major group companies' internal audit is held and controlled by MHFG's Internal Audit Division.

The results of both MHFG's and the major group companies' internal audits are reported to the Internal Audit Committee on a regular basis and at other times as necessary by the head of the Internal Audit Group who is the director with responsibility for internal audit.

The Corporate Auditors oversee the performance of the directors' duties and review the business performance and the financial condition by attending board meetings and other important meetings to receive reports on the business from directors and other corporate officers, inspecting important documents and attending reports given by the Internal Audit Division, subsidiaries and accounting auditors, among others.

The Internal Audit Division, Corporate Auditors and the accounting auditors exchange opinions and information on regular basis and in case of necessity to strengthen cooperation so as to enhance effectiveness and efficiency of the overall audit function.

A total of four CPAs were in charge of executing MHFG's accounting audit during the fiscal year:

Yoshio Kohra, Kazumi Narisawa, Naoki Matsumura and Mutsuo Emi, who belong to Ernst & Young Shin Nihon.

Personal profiles are not provided as none of the above has a record of more than seven years' continuous service as an auditor of MHFG. Ernst & Young ShinNihon. has taken measures of its own to ensure that the above auditors belonging to it are not assigned to the audit of MHFG for more than a stipulated period.

There are also five CPAs who assist them in the audit of MHFG, seven other Junior Accountants and one other assistant.

2. Summary of related party transactions between MHFG and outside directors and outside auditors

There are no related party transactions to note between MHFG and its outside directors and its outside auditors.

3. Summary of progress over the past interim period by MHFG in working to ensure the full application of corporate governance

Thirteen board meetings were convened during the past interim period, and various important matters affecting the management of MHFG and its subsidiaries were decided.

The Nominating Committee was convened twice to review candidates for directorships, after which the Committee reported to the board with its recommendations.

The Board of Corporate Auditors determines auditing policy and planning, and MHFG's Corporate Auditors monitor operational execution by directors by attending board meetings and expressing their views.

MHFG's Internal Audit Committee was convened once, to deliberate and report to the Board of Directors on important matters affecting compliance and internal audit.

One meeting of the advisory board of outside experts was convened to offer objective evaluations and advice from an independent standpoint on the Group's business strategy.

In addition to the above, senior management of MHFG actively participated in investor relations activities such as the regular semi-annual presentations of financial results to analysts and investors both in Japan and overseas so that investors can deepen their understanding of MHFG's business strategy and financial position and exchanged opinions directly with institutional investors.

Overview of Reorganization ~Formation of Global Group~


〔Before Reorganization〕
Mizuho Financial Group, Inc.
Mizuho Holdings, Inc.
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Shinko Securities Co., Ltd.
Banking & Securities Business Sector
Mizuho Trust & Banking Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FIMCO, DIAM)
Trust & Asset Management Sector
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Corporate, Ltd.
Mizuho Global, Ltd.
Mizuho Project, Ltd.
Mizuho Asset, Ltd.
Mizuho Advisory, Inc.
Corporate Revitalization Project
〔After Reorganization〕
Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FIMCO, DIAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

3. CONSOLIDATED RESULTS OF OPERATIONS

(1) Results of Operations

(a) Financial and Economic Environment

Looking back over the economic conditions during the last six months, the overall trend was one of improvement, in spite of concerns about how the rise in oil prices would affect the global economy. The Japanese economy maintained its recovery trend, with improved commercial performance and an accompanying increase in capital expenditure, an end to the various inventory adjustments in IT-related areas among others, and further employment growth.

As for the Japanese financial markets, stocks fell temporarily at the beginning of the fiscal year influenced by the fall in U.S. stock prices, but recovered with overseas investors buying on expectations of an improvement in the Japanese domestic economy and further structural reforms. Long-term interest rates continued their upward trend at the end of the period, against a backdrop of a rise in stock prices and interest rates in the U.S., among others.

In the financial sector, most of the financial points to be dealt with, such as the disposal of NPLs and so on, have almost been cleared up. There was increasing activity in the areas of business amalgamations and alliances. Regulatory easing and structural reform continued with the review of the banking agency system and the passage and enactment of the bill related to the privatization of the postal services, etc. In the prevailing economic environment, a financial institution's ability to secure a competitive edge over its rivals and to consolidate profitability even further are likely to become ever more important.

(b) Outline of Results

The Group, through deploying new business strategy called the "Channel to Discovery" Plan, has steadily increased top-line profits, the strengthening of which has been the primary focus of our management efforts, and further improved its financial soundness. As a result, Consolidated Net Income for the first half of fiscal 2005 was ¥338.5 billion, increasing by ¥104.6 billion from the corresponding interim period of fiscal 2004, and increasing by ¥118.5 billion from the original estimates (¥ 220.0 billion) announced in May 2005.

Consolidated Gross Profits: Consolidated Gross Profits for the first half of fiscal 2005 were ¥1,045.8 billion, increasing by ¥84.5 billion from the corresponding interim period of fiscal 2004. Net Interest Income was ¥533.1 billion, decreasing by ¥31.4 billion from the corresponding interim period of fiscal 2004 resulting from the increase in Interest and Dividends on Securities being offset by increased funding costs resulting from the rise in U.S. interest rates, decrease in Interest on Loans and Bills Discounted and other factors. Net Fee and Commission Income was ¥255.4 billion, increasing by ¥40.2 billion from the corresponding interim period of fiscal 2004. This was as a result of increases in fee income related to our solutions business, investment trusts, individual annuities and other factors. Net Trading Income was ¥81.5 billion, increasing by ¥11.5 billion from the corresponding interim period of fiscal 2004. Net Other Operating Income was ¥141.6 billion, increasing by ¥56.8 billion from the corresponding interim period of fiscal 2004. This was as a result of increased market-related income such as Net Gains related to Bonds.

General and Administrative Expenses: General and Administrative Expenses for the first half of fiscal 2005 amounted to ¥548.3 billion, decreasing by ¥14.6 billion from the corresponding interim period of fiscal 2004. This was because of a decrease in base expenses, especially IT-related expenses as a result of completion of Mizuho Bank's IT systems integration and a decrease in Personnel Expenses resulting from a fall in Expenses related to Employee Retirement Benefits, etc.

Credit-related Costs:
Credit-related Costs for the first half of fiscal 2005 amounted to ¥14.6 billion. This was mainly due to decreases in costs related to write-offs with the near-completion of the removal of problem assets from the balance sheet and reversal of reserves with the strengthening of Mizuho's asset quality.

Net Gains related to Stocks and Equity in Income from Investments in Affiliates and Other:
Supported by a robust stock market in addition to the continuing progress in decreasing our stockholdings to alleviate the risk of stockholdings. Net Gains related to Stocks amounted to ¥121.4 billion (including Gains on Disposition of Investments in Subsidiaries of ¥42.4 billion).
Equity in Income from Investments in Affiliates amounted to ¥4.7 billion, increasing by ¥2.7 billion from the corresponding interim period of fiscal 2004 as a result of a strong business performance by our affiliates under equity method.
To mitigate the risk of interest rates, we reviewed the bond portfolio and recognized losses from sales and revaluation of ¥85.3 billion.

Ordinary Profits: After reflecting the above, Ordinary Profits was ¥453.0 billion, increasing by ¥154.3 billion from the corresponding interim period of fiscal 2004.

Extraordinary Gains and Losses: Net Extraordinary Gains (Losses) amounted to a gain of ¥41.2 billion, decreasing by ¥89.1 billion from the corresponding interim period of fiscal 2004. The major components of the gains were Reversal of Reserves for Possible Losses on Loans as Extraordinary Gains and Losses on Impairment of Fixed Assets as Extraordinary Losses.

Tax Expenses and Minority Interests in Net Income: Income Tax Expenses - Current amounted to ¥24.8 billion, and Income Tax Expenses - Deferred amounted to ¥89.4 billion.
Minority Interests in Net Income amounted to ¥41.3 billion.

Net Income: After reflecting the above, Net Income amounted to ¥338.5 billion, increasing by ¥104.6 billion from the corresponding interim period of fiscal 2004.

(c) Segment Information
In addition to banking business (banking and trust banking business), MHFG and its consolidated subsidiaries are engaging in securities business and other businesses (credit card business, investment advisory business and other). The proportion of these activities accounting for Ordinary Profits before excluding Inter-segment Ordinary Profits was 81.1 % for banking business, 15.2 % for securities business and 3.6 % for other.
Segments of operations by geographic area are Japan, Americas, Europe and Asia/Oceania. Ordinary Income from International Operations of ¥344.6 billion accounts for 20.2 % of Consolidated Ordinary Income of ¥1,701.6 billion.

(d) Estimates for the Fiscal 2005 (for the fiscal year ending March 31, 2006)
Earnings Estimates: As for earnings estimates for fiscal 2005, we estimate Ordinary Income of ¥3,400.0 billion, Ordinary Profits of ¥980.0 billion and Net Income of ¥630.0 billion on a consolidated basis.
The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate,

the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any application laws and regulations.

Dividend Payment Estimates: MHFG estimates payment of ¥3,500 of annual dividends per share on common stock. MHFG also estimates to pay dividends on preferred stocks as prescribed.

(2) Financial Conditions

(a) Assets, Liabilities and Shareholders' Equity

Consolidated total assets as of September 30, 2005 amounted to ¥146,887.9 billion, increasing by ¥3,811.7 billion from the end of fiscal 2004.

Securities were ¥38,447.1 billion, increasing by ¥2,400.0 billion from the end of fiscal 2004. This reflected mainly an increase in non-Japanese bonds.

The balance of Loans and Bills Discounted bottomed out and increased by ¥894.0 billion from the end of fiscal 2004 to ¥63,811.4 billion.

With respect to Non-Performing Loans, further efforts to improve MHFG's financial soundness resulted in a consolidated balance of Disclosed Claims under the Financial Reconstruction Law amounted to ¥ 1,361.4 billion, decreasing by ¥225.7 billion from the end of fiscal 2004.

Deferred Tax Assets were ¥795.7 billion, decreasing by ¥241.1 billion from the end of fiscal 2004 as a result of recording taxable income and the continued conservative assessment.

Deposits amounted to ¥71,923.1 billion, increasing by ¥2,423.5 billion from the end of fiscal 2004 . This reflected an increase in Time Deposits and other. Negotiable Certificates of Deposits amounted to ¥8,479.8 billion, decreasing by ¥2,388.6 billion from the end of fiscal 2004

(b) Cash Flows

Cash Flow from Operating Activities was ¥(294.3) billion. Cash Flow from Investing Activities was ¥(718.8) billion as a result of acquisition of securities, etc. and Cash Flow from Financing Activities was ¥(858.4) billion as a result of repurchasing Treasury Stocks, etc.

As a result, Cash and Cash Equivalents as of September 30, 2005 was ¥3,730.2 billion.

(c) Consolidated Capital Adequacy Ratio (Preliminary)

Consolidated qualified capital amounted to ¥7,609.8 billion, decreasing by ¥410.3 billion from the end of fiscal 2004. While we reported a strong business performance during the interim period to increase our Net Income substantially, we repurchased and cancelled public funds of preferred shares amounting to ¥692.9 billion (¥616.4 billion on an issued-price basis). The Risk-adjusted Asset balance was ¥70,874.8 billion, increasing by ¥3,549.8 billion from the end of fiscal 2004 due to the increase in assets and further efforts to expand top-line growth after entering the new phase in our management strategies.

As a result, the Consolidated Capital Adequacy Ratio (BIS) decreased by 1.18 % from the end of fiscal 2004 to 10.73 %.

March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	September30,2005
10.56%	9.53%	11.35%	11.91%	10.73%

*Figures for March 31, 2002 are those of Mizuho Holdings, Inc. (consolidated basis).

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a) Number of consolidated subsidiaries: 117

Names of principal companies:
Mizuho Holdings, Inc.
Mizuho Bank, Limited
Mizuho Corporate Bank, Limited
Mizuho Trust & Banking Co., Ltd.
Mizuho Securities Co., Ltd.

During the period, Mizuho Management Advisory Co., Ltd was newly consolidated on its establishment. During the period, Nenkin-Jutaku Service Center and one other company were excluded from the scope of consolidation as the result of merger and so on.

b) Non-consolidated subsidiaries

Name of principal company:
Mizuho Corporate Asia (HK) Limited

Non-consolidated subsidiaries are excluded from the scope of consolidation because they do not have such a material effect as to hinder the rational assessment of the financial position and business performance of the corporate group in terms of Total Assets, Ordinary Income, Net Income (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) when excluded from the scope of consolidation.

2. Application of the Equity Method

a) Number of affiliates accounted for by the equity method: 19

Names of principal companies:
The Chiba Kogyo Bank, Ltd.
Shinko Securities Co., Ltd.
Japan Mortgage Co., Ltd.

During the period, TVC Finance Company Limited was excluded from the scope of the equity method as a result of liquidation.

b) Non-consolidated subsidiaries and affiliates not under the equity method:

Names of principal companies:
Mizuho Corporate Asia (HK) Limited
Hanto Real Estate Management Co., Ltd.

The equity method was not applied to the above non-consolidated subsidiaries and affiliates because their Net Income (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) do not have such a material effect on MHFG's consolidated financial statements when excluded from the scope of companies under the equity method.

3. Balance Sheet Dates of Consolidated Subsidiaries

a) Balance sheet dates of consolidated subsidiaries are as follows:

April 30	:	1 company
June 30	:	39 companies
September 30	:	63 companies
The day before the last business day of December	:	14 companies

b) Consolidated subsidiaries whose interim balance sheet date falls on April 30 and the day before the last business day of December were consolidated based on their assumed financial statements as of June 30, 2005. Other consolidated subsidiaries were consolidated based on their assumed financial statements as of their respective interim balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET

As of September 30, 2005

Mizuho Financial Group, Inc.

(Millions of yen)

Assets		
Cash and Due from Banks	¥	5,124,514
Call Loans and Bills Purchased		316,184
Receivables under Resale Agreements		6,146,366
Guarantee Deposits Paid under Securities Borrowing Transactions		8,848,749
Other Debt Purchased		1,435,121
Trading Assets		11,389,933
Money Held in Trust		42,783
Securities		38,447,107
Loans and Bills Discounted		63,811,414
Foreign Exchange Assets		844,340
Other Assets		5,443,942
Premises and Equipment		983,510
Deferred Debenture Charges		269
Deferred Tax Assets		795,742
Customers' Liabilities for Acceptances and Guarantees		4,274,258
Reserves for Possible Losses on Loans		(1,014,562)
Reserve for Possible Losses on Investments		(1,676)
Total Assets	**¥**	**146,887,998**
Liabilities, Minority Interests and Shareholders' Equity		
Liabilities		
Deposits	¥	71,923,164
Negotiable Certificates of Deposits		8,479,821
Debentures		7,242,231
Call Money and Bills Sold		8,362,955
Payables under Repurchase Agreements		10,976,813
Guarantee Deposits Received under Securities Lending Transactions		6,413,986
Commercial Paper		51,400
Trading Liabilities		8,809,022
Borrowed Money		2,697,826
Foreign Exchange Liabilities		361,597
Short-term Bonds		2,359,900
Bonds and Notes		2,423,541
Due to Trust Accounts		1,497,206
Other Liabilities		5,903,351
Reserve for Bonus Payments		25,498
Reserve for Employee Retirement Benefits		37,622
Reserve for Contingencies		40,136
Reserves under Special Laws		2,043
Deferred Tax Liabilities		36,854
Deferred Tax Liabilities for Revaluation Reserve for Land		127,662
Acceptances and Guarantees		4,274,258
Total Liabilities		**142,046,896**
Minority Interests		**1,157,819**
Shareholders' Equity		
Common Stock and Preferred Stock		1,540,965
Capital Surplus		69,665
Retained Earnings		1,323,453
Revaluation Reserve for Land, net of Taxes		186,695
Net Unrealized Gains on Other Securities, net of Taxes		748,121
Foreign Currency Translation Adjustments		(50,800)
Treasury Stock		(134,817)
Total Shareholders' Equity		**3,683,283**
Total Liabilities, Minority Interests and Shareholders' Equity	**¥**	**146,887,998**

NOTES TO CONSOLIDATED BALANCE SHEET

1. Amounts less than one million yen are rounded down.

2. Trading Transactions
Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.
Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3. Securities
Bonds held to maturity are stated at amortized cost (straight-line method), determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at cost, determined by the moving average method. Regarding Other Securities, Japanese stocks with a quoted market price are stated at fair value, determined based on the average quoted market price over the month preceding the consolidated balance sheet date, others which have readily determinable fair value are stated at fair value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method) and securities which do not have readily determinable fair value are stated at cost or amortized cost as determined by the moving average method. The net unrealized gains on Other Securities are booked directly to Shareholders' Equity, net of applicable income taxes except for gains and losses charged to income under the fair-value hedge method and other.

4. Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as Securities above.

5. Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6. Premises and Equipment
Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method. The estimated annual depreciation cost is divided by the number of months used during the fiscal year. The useful lives for buildings and equipment are as follows:

Buildings	3 years to 50 years
Equipment	2 years to 20 years

7. Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years determined by MHFG and its consolidated subsidiaries.

8. Bond issuance costs are expensed as incurred.

9. Deferred Debenture Charges are amortized as follows:
(1) Debenture discounts are amortized over the term of the debenture.
(2) Debenture issuance costs are amortized over the term of the debentures, up to the maximum period permitted under the Enforcement Regulations of the Commercial Code of Japan.

10. Foreign Currency Items
Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic banking subsidiaries and a domestic trust banking subsidiary are translated into

Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.
The consolidated subsidiaries' assets and liabilities denominated in foreign currencies, except for the above transactions, are translated primarily at the exchange rates in effect at each balance sheet date.

11. Reserves for Possible Losses on Loans
Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions.
For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims net of direct write-offs, and expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees. For credit extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
For credit extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in note 27 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.
For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experience, etc.
Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.
All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.
In the case of loans to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective loan balances. The total directly written-off amounts were ¥952,751 million.
Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and their management's assessment for other claims.

12. Reserve for Possible Losses on Investments
Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other relevant factors concerning the investee company.

13. Reserve for Bonus Payments
Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments and service periods.

14. Reserve for Employee Retirement Benefits
Reserve for Employee Retirement Benefits, which is provided for future pension payments to

employees, is recorded as the required amount accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:

Prior service cost (Gains on plan amendment): Recognized as income or expenses in the period of its generation.

Unrecognized actuarial gains (losses): Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.

On July 1, 2005, certain domestic consolidated subsidiaries received approvals for an exemption from payments of benefits related to past employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. As a result, ¥1,216 million was included in Extraordinary Gains.

15. Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve. This reserve is provided in accordance with Enforcement Regulation Article 43 of the Commercial Code of Japan.

16. Finance leases of MHFG and domestic consolidated subsidiaries that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

17. Domestic consolidated banking subsidiaries and domestic trust banking subsidiaries apply either the fair-value hedge method or the deferred method of hedge accounting for the interest rate risk accompanying various financial assets and liabilities. The portfolio hedge for large-volume, small-value financial assets and liabilities is accounted for the method stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.24).

The effectiveness of the portfolio hedge for large-volume, small-value financial assets and liabilities is assessed by as follows:

(i) for hedging activities to offset the market fluctuation risks, bracketing both the hedging instruments, such as interest-rate swaps, and hedged instruments, such as deposits and loans, in the same maturity bucket, and assessing the effectiveness between hedging and hedged instruments.

(ii) for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedging instruments and that of the hedged instruments.

Deferred hedge gains/losses recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on "Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and other instruments are controlled on a macro-basis using derivatives. These deferred hedge gains/losses are amortized as interest income or interest expenses over the average remaining maturity of the respective hedging instruments.

The unamortized amounts of Gross Deferred Hedge Losses and Gross Deferred Hedge Gains on the macro-hedges at the end of the interim period were ¥452,122 million and ¥443,121 million, respectively.

18. Domestic consolidated banking subsidiaries and certain domestic trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in

"Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No.25). The effectiveness of the currency-swap transactions, exchange swap transactions and similar transactions hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies is assessed based on a comparison of the foreign currency position of the hedged monetary assets and liabilities and the hedging instruments.
In addition to the above methods, the domestic consolidated banking subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with foreign securities (except for bonds) identified as hedged items in advance, as long as the amount of spot and forward foreign exchange contracts payable exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

19. Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of operations or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.
Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.

20. Consumption Taxes and Local Consumption Taxes
With respect to MHFG and its domestic consolidated subsidiaries, consumption taxes and local consumption taxes are excluded from the transaction amounts.

21. Reserves under Special Laws are recorded as follows:
Reserve for Contingent Liabilities from Futures Transactions: ¥83 million
This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.
Reserve for Contingent Liabilities from Securities Transactions: ¥1,960 million
This reserve is maintained pursuant to Article 51 of the Securities & Exchange Law.

22. Loans to Directors and Corporate Auditors of MHFG amounted to ¥83 million.

23. Accumulated depreciation of Premises and Equipment amounted to ¥699,579 million.

24. The book value of Premises and Equipment adjusted for gains on sales of replaced assets amounted to ¥87,966 million.

25. Loans and Bills Discounted include Loans to Bankrupt Borrowers of ¥71,814 million and Non-Accrual Delinquent Loans of ¥813,931 million. Loans to Bankrupt Borrowers are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest ("Non-Accrual Loans"), as per Article 96 Paragraph 1 No. 3, subsections 1 to 5 or No. 4 of the Implementation Ordinances for the Corporate Tax Law (Government Ordinance No. 97, 1965).
Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Borrowers and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the borrowers.

26. Balance of Loans Past Due for 3 Months or More: ¥29,484 million.
Loans Past Due for 3 Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Borrowers, or Non-Accrual Delinquent Loans.

27. Balance of Restructured Loans: ¥402,951 million.

Restructured Loans represent loans on which contracts were amended in favor of borrowers (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the borrowers. Loans to Bankrupt Borrowers, Non-Accrual Delinquent Loans and Loans Past Due for 3 Months or More are not included.

28. Total balance of Loans to Bankrupt Borrowers, Non-accrual Delinquent Loans, Loans Past Due for 3 Months or More and Restructured Loans: ¥1,318,181 million.
The amounts given in notes 25 through 28 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

29. In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financial transactions, although the banking subsidiaries have rights to sell or pledge certain commercial bills and foreign exchange bills bought discounted. The principal amount of these bills amounted to ¥889,179 million.

30. Breakdown of assets pledged as collateral
The following assets were pledged as collateral:

Trading Assets:	¥5,923,008 million
Securities:	¥11,995,890 million
Loans and Bills Discounted:	¥5,169,870 million
Other Assets	¥51,911 million
Premises and Equipment:	¥128 million

The following liabilities were collateralized by the above assets:

Deposits:	¥805,164 million
Call Money and Bills Sold:	¥4,233,400 million
Payables under Repurchase Agreements:	¥6,093,404 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,921,516 million
Borrowed Money:	¥1,487,756 million
Other Liabilities:	¥90 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions etc. were collateralized and margins for futures transactions were substituted by Cash and Due from Banks of ¥9,012 million, Trading Assets of ¥322,793 million, Securities of ¥2,201,682 million, and Loans and Bills Discounted of ¥353,330 million.
None of the assets are pledged as collateral in connection with borrowings by non-consolidated subsidiaries and affiliates.
Premises and Equipment include guarantee deposits of ¥141,773 million, and Other Assets include collateral pledged for derivatives transactions of ¥328,279 million, margins for futures transactions of ¥32,085 million, and other guarantee deposits of ¥2,098 million.

31. The net realized and unrealized gains (losses) from hedging instruments are included in Other Assets as Deferred Hedge Losses. The gross amounts of deferred hedge losses and gains before netting were as follows:
Total Deferred Hedge Losses: ¥771,109 million
Total Deferred Hedge Gains: ¥655,879 million

32. In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The income tax on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land indicated under Liabilities, and the remainder, net of tax, is stated as Revaluation Reserve for Land indicated under Shareholders' Equity.
Revaluation Date: March 31, 1998
Revaluation method as stated in Article 3-3 of the above law:
Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2-4 of the Enforcement Ordinance relating to the

Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth, etc. and also on the basis of the appraisal valuation stipulated in Article 2-5.

33. Borrowed Money includes subordinated borrowed money of ¥763,984 million.

34. Bonds and Notes include subordinated bonds of ¥2,144,878 million.

35. The principal amounts indemnified for money trusts and loan trusts with contracts guaranteeing the principal, which were entrusted to domestic trust banking subsidiaries, were ¥888,739 million and ¥616,560 million, respectively.

36. Net asset per share of common stock : ¥170,842.57

37. Figures for fair value and unrealized gains (losses) on securities are as follows. In addition to "Securities" on the consolidated balance sheet, trading securities, negotiable certificates of deposits ("NCDs") and commercial paper and other in "Trading Assets", NCDs in "Cash and Due From Banks", and certain items in "Other Debt Purchased" are also included. The same applies up to and including note 40.

Trading Securities

Balance of trading securities at the consolidated balance sheet date: ¥9,328,588 million

Unrealized gains recorded on the consolidated statement of operations: ¥3,307 million

Bonds Held to Maturity which have fair value:

			Millions of yen		
	Amount on Consolidated BS	Fair Value	Unrealized Gains / Losses		
			Net	Gains	Losses
Japanese Government Bonds	¥1,167,938	¥1,170,998	¥3,059	¥3,425	366
Japanese Local Government Bonds	52,170	52,417	246	246	-
Other	304,902	298,280	(6,622)	-	6,622
Total	¥1,525,011	¥1,521,695	¥(3,316)	¥3,671	¥6,988

Other Securities which have fair value:

			Millions of yen		
	Cost	Amount on Consolidated BS	Unrealized Gains / Losses		
			Net	Gains	Losses
Stocks	¥ 3,030,621	¥ 4,506,506	¥ 1,475,884	¥ 1,537,477	¥ 61,592
Bonds	21,414,629	21,295,087	(119,542)	4,420	123,962
Japanese Government Bonds	20,820,546	20,701,358	(119,188)	1,275	120,463
Japanese Local Government Bonds	91,116	91,510	394	1,264	870
Japanese Short-term Bonds	3,999	3,999	(0)	0	0
Japanese Corporate Bonds	498,966	498,218	(748)	1,879	2,628
Other	7,583,453	7,549,493	(33,959)	63,506	97,466
Total	¥32,028,704	¥33,351,087	¥1,322,382	¥1,605,403	¥283,021

Net Unrealized Gains include ¥18,914 million which was recognized in the Statement of Operations by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Shareholders' Equity was ¥1,303,468 million, and ¥747,508 million of the amount after the following adjustments was included in Net Unrealized Gains on Other Securities, net of Taxes:

Net Unrealized Gains:	¥1,303,468 million
Deferred Tax Assets:	240 million
Less: Deferred Tax Liabilities:	(524,079) million
Less: Amount corresponding to Minority Interests:	(36,731) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates, which corresponds to the holding shares of their investor companies:	4,610 million
Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥747,508 million

Certain Other Securities which have fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the interim period ("devaluation"). If the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), the fair value is taken as the amount recorded unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the interim period was ¥1,041 million.
The criteria for determining whether a security's fair value has "significantly deteriorated" are outlined as follows:
Security whose fair value is 50% or less of the acquisition cost
Security whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted price maintains a certain level or lower

38. Other Securities sold during the interim period are as follows:

Amount Sold	Gains on Sales	Losses on Sales
¥19,974,943 million	¥166,505 million	¥65,092million

39. Major components of securities without fair value and their book value are as follows:

Details	*Millions of yen* Amount on Consolidated BS
Other Securities:	
Unlisted Japanese stock (excluding OTC stock)	¥774,671
Non-publicly offered bonds	¥1,878,660

40. The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Millions of yen

	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	¥12,014,552	¥7,210,301	¥3,663,644	¥1,485,358
Japanese Government Bonds	11,752,211	5,580,436	3,266,603	1,270,045
Japanese Local Government Bonds	2,821	97,184	40,833	9,610
Japanese Short-term Bonds	3,999	-	-	-
Japanese Corporate Bonds	255,520	1,532,680	356,207	205,702
Other	741,514	4,051,247	1,381,913	2,277,300
Total	¥12,756,067	¥11,261,549	¥5,045,557	¥3,762,658

41. Details of Money Held in Trust are as follows:
Money Held in Trust for Investment Purposes
Book value: ¥42,542 million
Net Unrealized gains (losses) recognized in the consolidated statement of operations: ¥176 million

Other Money Held in Trust		
Cost:		¥241 million
Book value:		¥241 million
Unrealized gains (losses):	Net	¥- million
	Gains	¥- million
	Losses	¥- million

42. Unsecured securities loaned that allow borrowers to sell the borrowed securities, amounted to ¥14,756 million, were included in stocks and other in Securities and trading securities in Trading Assets. A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to resell or repledge out of which securities repledged were ¥5,614,400 million, securities re-loaned were ¥1,654 million, and securities neither repledged nor re-loaned were ¥6,072,799 million, respectively.

43. Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which consolidated subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥47,599,612 million. Of this amount, ¥42,295,881 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.
Since many of these contracts expire without the rights exercised, the unutilized balance itself does not necessarily affect future cash flows of MHFG and its consolidated subsidiaries. A provision is included in many of these contracts that entitles the consolidated subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The consolidated subsidiaries obtain, moreover, real estate or securities as collateral at the time the contracts are entered into, if needed, and periodically monitor a customer's business condition, based on and in accordance with established procedures, and take measures to control credit risks such as making amendments to contracts, if needed.

44. Until the fiscal year ended March 31, 2005, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective the first half of fiscal 2005, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Fiduciary Income, Ordinary Profits and Income before Income Taxes and Minority Interests, each increased by ¥5,845 million compared with corresponding amounts under the previously applied method.

45. Three subsidiaries of MHFG, Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd., merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005, under these merger agreements signed on July 20, 2005, and succeeded absolutely the assets, liabilities and all other rights and obligations of their respective financial subsidiaries.

(1) The related parties of the mergers were as follows:

Parent Bank (Surviving Entity)	Financial Subsidiary (Dissolved Entity)
Mizuho Bank, Ltd.	Mizuho Project, Ltd.
Mizuho Corporate Bank, Ltd.	Mizuho Corporate, Ltd. Mizuho Global, Ltd.
Mizuho Trust & Banking Co., Ltd.	Mizuho Asset, Ltd.

(2) As a result of these mergers, Capital Surplus increased by ¥74,290 million and Retained Earnings decreased by ¥74,290 million respectively. There were no changes in Assets and Liabilities accounts as a result of the mergers.

46. A resolution was passed by MHFG's Board of Directors on October 5, 2005, with respect to the Japanese and the international secondary offerings of MHFG's shares of common stock held by a certain subsidiary, and the offer price was determined on October 24, 2005.
The details were as follows:
    (1) Number of shares to be offered in and outside Japan: 700,000 shares
    Offering by way of over-allotment: up to 63,000 shares
    (2) Aggregate offer price (including offering by way of over-allotment): ¥531,643,140,000
    (3) Delivery date: November 2, 2005

47. MHFG repurchased and cancelled Seventh Series Class VII Preferred Stock through the exercise of mandatory redemption option on October 12, 2005.
The repurchase was executed within the stock repurchase limit approved at the general meeting of shareholders on June 28, 2005.
The details were as follows:
    (1) Number of shares to be repurchased: 125,000 shares
    (2) Process of cancellation: Cancellation under Article 212 of the Commercial Code of Japan.
    (3) Total amount of repurchase: ¥250,735,000,000
    (4) Repurchase and cancellation date: October 12, 2005

CONSOLIDATED STATEMENT OF OPERATIONS

From April 1 to Sep [illegible]

Mizuho Financial Group, Inc.

(Millions of yen)

Ordinary Income		**1,701,642**
Interest Income	904,469	
Interest on Loans and Bills Discounted	*522,111*	
Interest and Dividends on Securities	*196,704*	
Fiduciary Income	34,103	
Fee and Commission Income	301,915	
Trading Income	82,921	
Other Operating Income	201,097	
Other Income	177,134	
Ordinary Expenses		**1,248,621**
Interest Expenses	371,301	
Interest on Deposits	*100,699*	
Interest on Debentures	*26,307*	
Fee and Commission Expenses	46,496	
Trading Expenses	1,401	
Other Operating Expenses	59,487	
General and Administrative Expenses	548,388	
Other Expenses	221,546	
Ordinary Profits		**453,021**
Extraordinary Gains		**64,666**
Extraordinary Losses		**23,407**
Income before Income Taxes and Minority Interests		**494,279**
Income Taxes:		
Current		24,897
Deferred		89,485
Minority Interests in Net Income		41,305
Net Income		**338,590**

NOTES TO CONSOLIDATED STATEMENT OF OPERATIONS

1. Amounts less than one million yen are rounded down.

2. Net income per share of Common Stock: ¥31,219.11

3. Diluted net income per share of Common Stock: ¥24,031.67

4. Income or expenses on trading transactions are recognized on a trade date basis and recorded in Trading Income or Trading Expenses on the consolidated statement of operations. Trading Income and Trading Expenses include the interest received and interest paid during the interim period, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the interim period, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the interim period, assuming they were settled at the end of the interim period.

5. Other Income includes Gains on Sales of Stock of ¥108,477 million and Gains on Disposition of Investment in Subsidiary of ¥42,437 million.

6. Other Expenses include Losses on Sales of bonds of ¥52,804 million and Valuation Losses of bonds of ¥32,572 million related to Japanese Government Bonds etc., resulting from revisions of the bond portfolio strategies, Provision for Reserve for Contingencies of ¥30,028 million, Losses on Write-offs of Loans of ¥26,440 million, and Losses on Devaluation of Stock of ¥23,835 million.

7. Extraordinary Gains include Reversal of Reserves for Possible Losses on Loans of ¥47,757 million and Gains on Sales of Premises and Equipment of ¥8,179 million.

8. Extraordinary Losses include Losses on Impairment of Fixed Assets of ¥16,585 million and Losses on Sales of Premises and Equipment of ¥6,587 million.

9. The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets in the interim period:

Area	Principal Purpose of use		Type	Impairment losses (¥ million)
Tokyo Metropolitan Area	Branch premises to be closed Idle assets Assets to be disposed of	12 branches 53 items	Land and premises, etc.	9,217
Other	Branch premises to be closed Idle assets	12 branches 57 items	Land and premises, etc.	7,368

Domestic banking subsidiaries, certain domestic trust banking subsidiaries and certain domestic subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, assets to be disposed of and idle assets. For the purposes of identifying impaired assets in such a case, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc. and on the appraisal value, etc., less estimated cost of disposal.

RETAINED EARNINGS

From April 1 to Sep 30

Mizuho Financial Group, Inc.

(Millions of yen)

Capital Surplus	
Balance at the beginning of the fiscal year	**1,022,571**
Increase	**7**
Gains on Disposition of Treasury Stock	7
Decrease	**952,913**
Cancellation of Treasury Stock	952,913
Balance at the end of the period	**69,665**
Retained Earnings	
Balance at the beginning of the fiscal year	**1,048,530**
Increase	**350,806**
Net Income	338,590
Transfer from Revaluation Reserve for Land, net of Taxes	12,216
Decrease	**75,883**
Cash Dividends	75,883
Balance at the end of the period	**1,323,453**

Note: Amounts less than one million yen are rounded down.

CONSOLIDATED STATEMENT OF CASH FLOW

FromApril 1 to Sep [illegible]

Mizuho Financial Group, Inc.

(Millions of yen)

I. Cash Flow from Operating Activities	
Income before Income Taxes and Minority Interests	494,279
Depreciation	59,267
Losses on Impairment of Fixed Assets	16,585
Amortization of Consolidation Differences	1
Equity in Income from Investments in Affiliates	(4,795)
Increase (Decrease) in Reserves for Possible Losses on Loans	(132,446)
Increase (Decrease) in Reserve for Possible Losses on Investments	(4,575)
Increase (Decrease) in Reserve for Contingencies	30,028
Increase (Decrease) in Reserve for Bonus Payments	(8,901)
Increase (Decrease) in Reserve for Employee Retirement Benefits	485
Interest Income - accrual basis	(904,469)
Interest Expenses - accrual basis	371,301
Losses (Gains) on Securities	(77,973)
Losses (Gains) on Money Held in Trust	(142)
Foreign Exchange Losses (Gains) - net	(133,150)
Losses (Gains) on Disposal of Premises and Equipment	(1,591)
Decrease (Increase) in Trading Assets	(315,948)
Increase(Decrease) in Trading Liabilities	850,965
Decrease (Increase) in Loans and Bills Discounted	(777,902)
Increase(Decrease) in Deposits	2,420,401
Increase(Decrease) in Negotiable Certificates of Deposits	(2,388,674)
Increase(Decrease) in Debentures	(552,841)
Increase(Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	118,398
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(182,592)
Decrease (Increase) in Call Loans etc.	(1,401,131)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(168,411)
Increase(Decrease) in Call Money etc.	2,519,634
Increase(Decrease) in Commercial Paper	(1,345,800)
Increase(Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,221,049)
Decrease (Increase) in Foreign Exchange Assets	(127,696)
Increase(Decrease) in Foreign Exchange Liabilities	68,781
Increase(Decrease) in Short-term Bonds (Liabilities)	2,099,600
Increase(Decrease) in Bonds and Notes	42,057
Increase(Decrease) in Due to Trust Accounts	129,636
Interest and Dividend Income - cash basis	905,355
Interest Expenses - cash basis	(380,295)
Other - net	(224,063)
Subtotal	(227,673)
Cash Paid in Income Taxes	(66,701)
Net Cash Used in Operating Activities	**(294,374)**
II. Cash Flow from Investing Activities	
Payments for Purchase of Securities	(41,414,297)
Proceeds from Sale of Securities	20,348,175
Proceeds from Redemption of Securities	20,353,611
Payments for Increase in Money Held in Trust	(14,211)
Proceeds from Decrease in Money Held in Trust	240
Payments for Purchase of Premises and Equipment	(31,413)
Proceeds from Sale of Premises and Equipment	39,074
Net Cash Used in Investing Activities	**(718,821)**
III. Cash Flow from Financing Activities	
Proceeds from Issuance of Subordinated Borrowed Money	88,000
Repayments of Subordinated Borrowed Money	(144,932)
Proceeds from Issuance of Subordinated Bonds	226,574
Payments for Redemption of Subordinated Bonds	(222,309)
Dividends Paid	(75,883)
Dividends Paid to Minority Shareholders	(36,778)
Payments for Repurchase of Treasury Stock	(693,197)
Proceeds from Sale of Treasury Stock	32
Net Cash Used in Financing Activities	**(858,493)**
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(120)**
V. Net Decrease in Cash and Cash Equivalents	**(1,871,810)**
VI. Cash and Cash Equivalents at the beginning of the fiscal year	**5,602,062**
VII. Cash and Cash Equivalents at the end of the period	**3,730,252**

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOW

1. Amounts less than one million yen are rounded down.

2. For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consist of cash and deposits with central banks included in "Cash and Due-from Banks" on the consolidated balance sheet.

3. Cash and Cash Equivalents at the end of the interim period were reconciled to Cash and Due from Banks on the consolidated balance sheet as follows:

	Millions of yen
Cash and Due from Banks	5,124,514
Less: Due from Banks (excluding Due from Central Banks)	1,394,262
Cash and Cash Equivalents	3,730,252

SEGMENT INFORMATION

1. Segment Information by Type of Business

First Half of Fiscal 2004 (from April 1, 2004 to September 30, 2004) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	1,219,420	170,451	78,122	1,467,994	—	1,467,994
(2) Inter-segment Ordinary Income	7,427	13,241	50,256	70,925	(70,925)	—
Total	1,226,847	183,693	128,378	1,538,919	(70,925)	1,467,994
Ordinary Expenses	1,009,481	120,947	105,985	1,236,414	(67,091)	1,169,323
Ordinary Profits	217,365	62,745	22,393	302,505	(3,833)	298,671

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Major components of Type of Business are as follows:
   (1) Banking Business: banking and trust banking business
   (2) Securities Business: securities business
   (3) Other: credit card business, investment advisory business and other

First Half of Fiscal 2005 (from April 1, 2005 to September 30, 2005) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	1,356,849	246,372	98,420	1,701,642	—	1,701,642
(2) Inter-segment Ordinary Income	12,883	17,840	49,149	79,873	(79,873)	—
Total	1,369,732	264,212	147,570	1,781,516	(79,873)	1,701,642
Ordinary Expenses	997,114	194,147	131,044	1,322,306	(73,684)	1,248,621
Ordinary Profits	372,618	70,065	16,525	459,209	(6,188)	453,021

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Major components of Type of Business are as follows:
   (1) Banking Business: banking and trust banking business
   (2) Securities Business: securities business
   (3) Other: credit card business, investment advisory business and other

Fiscal 2004 (from April 1, 2004 to March 31, 2005) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	2,509,411	344,439	185,334	3,039,186	—	3,039,186
(2) Inter-segment Ordinary Income	13,452	27,139	106,538	147,129	(147,129)	—
Total	2,522,864	371,578	291,872	3,186,315	(147,129)	3,039,186
Ordinary Expenses	2,031,898	264,333	228,229	2,524,461	(142,734)	2,381,726
Ordinary Profits	490,965	107,245	63,643	661,854	(4,394)	657,459

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Major components of Type of Business are as follows:
   (1) Banking Business: banking and trust banking business
   (2) Securities Business: securities business
   (3) Other: credit card business, investment advisory business and other

2. Segment Information by Geographic Area

First Half of Fiscal 2004 (from April 1, 2004 to September 30, 2004) (Millions of yen)

	Japan	Americas	Europe	Asia/Oceania, excluding Japan	Total	Elimination and General Corporate Assets	Consolidated Results
Ordinary Income							
(1) Ordinary Income from outside customers	1,265,151	84,639	85,808	32,394	1,467,994	—	1,467,994
(2) Inter-segment Ordinary Income	25,681	59,226	9,855	6,263	101,025	(101,025)	—
Total	1,290,832	143,866	95,663	38,657	1,569,020	(101,025)	1,467,994
Ordinary Expenses	1,023,979	109,377	89,040	30,566	1,252,963	(83,640)	1,169,323
Ordinary Profits	266,852	34,488	6,622	8,091	316,056	(17,384)	298,671

Notes: 1. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

First Half of Fiscal 2005 (from April 1, 2005 to September 30, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/Oceania, excluding Japan	Total	Elimination and General Corporate Assets	Consolidated Results
Ordinary Income							
(1) Ordinary Income from outside customers	1,357,032	161,315	126,203	57,092	1,701,642	—	1,701,642
(2) Inter-segment Ordinary Income	26,316	68,448	13,982	3,779	112,527	(112,527)	—
Total	1,383,348	229,763	140,186	60,871	1,814,170	(112,527)	1,701,642
Ordinary Expenses	976,239	195,297	124,812	46,246	1,342,595	(93,973)	1,248,621
Ordinary Profits	407,109	34,466	15,374	14,625	471,575	(18,554)	453,021

Notes: 1. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

Fiscal 2004 (from April 1, 2004 to March 31, 2005) (Millions of yen)

	Japan	Americas	Europe	Asia/Oceania, excluding Japan	Total	Elimination and General Corporate Assets	Consolidated Results
Ordinary Income							
(1) Ordinary Income from outside customers	2,591,325	197,894	177,012	72,952	3,039,186	—	3,039,186
(2) Inter-segment Ordinary Income	46,268	115,641	19,296	11,724	192,930	(192,930)	—
Total	2,637,593	313,536	196,308	84,677	3,232,116	(192,930)	3,039,186
Ordinary Expenses	2,048,630	246,115	181,478	64,577	2,540,802	(159,076)	2,381,726
Ordinary Profits	588,963	67,420	14,830	20,099	691,313	(33,853)	657,459

Notes: 1. Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

3. Ordinary Income from Overseas Entities

(Millions of yen)

	Ordinary Income from Overseas Entities	Ordinary Income	Ordinary Income from Overseas Entities' Ratio
First Half of Fiscal 2004 (from April 1, 2004 to September 30, 2004)	202,843	1,467,994	13.8 %

Notes: 1. Ordinary Income from Overseas Entities is presented in lieu of Sales as is the case for non-financial companies.
2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is compiled.

(Millions of yen)

	Ordinary Income from Overseas Entities	Ordinary Income	Ordinary Income from Overseas Entities' Ratio
First Half of Fiscal 2005 (from April 1, 2005 to September 30, 2005)	344,610	1,701,642	20.2 %

Notes: 1. Ordinary Income from Overseas Entities is presented in lieu of Sales as is the case for non-financial companies.
2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is compiled.

(Millions of yen)

	Ordinary Income from Overseas Entities	Ordinary Income	Ordinary Income from Overseas Entities' Ratio
Fiscal 2004 (from April 1, 2004 to March 31, 2005)	447,860	3,039,186	14.7 %

Notes: 1. Ordinary Income from Overseas Entities is presented in lieu of Sales as is the case for non-financial companies.
2. Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is compiled.

MANUFACTURING, ORDER-BOOK AND RETAIL SITUATION

There is no information on "Manufacturing, order-book and retail situation."

MARKET VALUE INFORMATION ON DERIVATIVE TRANSACTIONS

Please refer to EDINET system.

COMPARISON OF CONSOLIDATED BALANCE SHEETS (SELECTED ITEMS)

Mizuho Financial Group, Inc.

(Millions of yen)

	September 30, 2005 (A)	September 30, 2004 (B)	Comparison (A - B)	March 31, 2005 (C)	Comparison (A - C)
ASSETS					
Cash and Due from Banks	5,124,514	5,442,843	(318,329)	6,808,965	(1,684,450)
Call Loans and Bills Purchased	316,184	219,257	96,926	397,507	(81,323)
Receivables under Resale Agreements	6,146,366	4,114,679	2,031,687	5,004,683	1,141,683
Guarantee Deposits Paid under Securities Borrowing Transactions	8,848,749	8,882,518	(33,769)	8,680,334	168,414
Other Debt Purchased	1,435,121	806,854	628,266	1,007,826	427,294
Trading Assets	11,389,933	11,027,377	362,555	11,047,601	342,331
Money Held in Trust	42,783	23,612	19,171	28,679	14,104
Securities	38,447,107	33,267,393	5,179,714	36,047,035	2,400,072
Loans and Bills Discounted	63,811,414	64,296,977	(485,562)	62,917,336	894,077
Foreign Exchange Assets	844,340	694,628	149,712	716,907	127,433
Other Assets	5,443,942	5,539,225	(95,283)	5,577,985	(134,043)
Premises and Equipment	983,510	1,086,638	(103,127)	1,028,082	(44,572)
Deferred Debenture Charges	269	301	(31)	303	(34)
Deferred Tax Assets	795,742	1,238,533	(442,791)	1,036,907	(241,165)
Customers' Liabilities for Acceptances and Guarantees	4,274,258	4,047,681	226,577	3,928,176	346,082
Reserves for Possible Losses on Loans	(1,014,562)	(1,360,108)	345,545	(1,146,797)	132,234
Reserve for Possible Losses on Investments	(1,676)	(1,245)	(431)	(5,300)	3,623
Total Assets	146,887,998	139,327,169	7,560,829	143,076,236	3,811,762
LIABILITIES					
Deposits	71,923,164	66,920,815	5,002,349	69,499,567	2,423,597
Negotiable Certificates of Deposits	8,479,821	9,128,500	(648,679)	10,868,491	(2,388,670)
Debentures	7,242,231	8,461,535	(1,219,303)	7,795,073	(552,841)
Call Money and Bills Sold	8,362,955	8,457,918	(94,962)	8,359,912	3,043
Payables under Repurchase Agreements	10,976,813	8,301,479	2,675,334	8,357,544	2,619,269
Guarantee Deposits Received under Securities Lending Transactions	6,413,986	8,445,778	(2,031,791)	7,635,035	(1,221,049)
Commercial Paper	51,400	1,257,000	(1,205,600)	1,397,200	(1,345,800)
Trading Liabilities	8,809,022	7,827,309	981,712	7,942,784	866,237
Borrowed Money	2,697,826	2,054,115	643,710	2,634,433	63,392
Foreign Exchange Liabilities	361,597	253,841	107,756	292,905	68,692
Short-term Bonds	2,359,900	180,200	2,179,700	260,300	2,099,600
Bonds and Notes	2,423,541	2,378,089	45,451	2,356,972	66,569
Due to Trust Accounts	1,497,206	1,317,356	179,849	1,367,569	129,636
Other Liabilities	5,903,351	5,275,286	628,064	5,092,621	810,729
Reserve for Bonus Payments	25,498	27,367	(1,869)	34,475	(8,977)
Reserve for Employee Retirement Benefits	37,622	34,909	2,713	37,137	485
Reserve for Contingencies	40,136	131,341	(91,205)	10,108	30,028
Reserves under Special Laws	2,043	1,603	440	1,834	209
Deferred Tax Liabilities	36,854	30,064	6,790	34,016	2,837
Deferred Tax Liabilities for Revaluation Reserve for Land	127,662	149,036	(21,373)	135,984	(8,322)
Acceptances and Guarantees	4,274,258	4,047,681	226,577	3,928,176	346,082
Total Liabilities	142,046,896	134,681,230	7,365,666	138,042,144	4,004,751
MINORITY INTERESTS					
Minority Interests	1,157,819	1,108,342	49,477	1,128,364	29,454
SHAREHOLDERS' EQUITY					
Total Shareholders' Equity	3,683,283	3,537,597	145,686	3,905,726	(222,443)
Total Liabilities, Minority Interests and Shareholders' Equity	146,887,998	139,327,169	7,560,829	143,076,236	3,811,762

Note : Amounts less than one million yen are rounded down.

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS (SELECTED ITEMS)

Mizuho Financial Group, Inc.

(Millions of yen)

	First Half of Fiscal 2005 (A)	First Half of Fiscal 2004 (B)	Comparison (A-B)	Fiscal 2004
Ordinary Income	1,701,642	1,467,994	233,648	3,039,186
Interest Income :	904,469	776,962	127,506	1,584,415
Interest on Loans and Bills Discounted	*522,111*	*540,636*	*(18,525)*	*1,065,198*
Interest and Dividends on Securities	*196,704*	*131,744*	*64,960*	*290,665*
Fiduciary Income	34,103	26,776	7,326	63,253
Fee and Commission Income	301,915	268,036	33,879	566,120
Trading Income	82,921	70,009	12,912	165,059
Other Operating Income	201,097	170,938	30,158	341,506
Other Income	177,134	155,269	21,864	318,830
Ordinary Expenses	1,248,621	1,169,323	79,298	2,381,726
Interest Expenses :	371,301	212,383	158,917	477,983
Interest on Deposits	*100,699*	*48,613*	*52,086*	*119,202*
Interest on Debentures	*26,307*	*36,592*	*(10,285)*	*68,669*
Fee and Commission Expenses	46,496	52,858	(6,361)	93,492
Trading Expenses	1,401	—	1,401	—
Other Operating Expenses	59,487	86,205	(26,718)	155,781
General and Administrative Expenses	548,388	563,053	(14,665)	1,091,348
Other Expenses	221,546	254,821	(33,275)	563,121
Ordinary Profits	453,021	298,671	154,349	657,459
Extraordinary Gains	64,666	207,636	(142,970)	416,467
Extraordinary Losses	23,407	77,227	(53,819)	130,868
Income before Income Taxes and Minority Interests	494,279	429,080	65,199	943,059
Income Taxes:				
Current	24,897	18,961	5,936	41,045
Refund	—	—	—	21,228
Deferred	89,485	148,438	(58,952)	235,227
Minority Interests in Net Income	41,305	27,739	13,566	60,630
Net Income	338,590	233,941	104,648	627,383

Note : Amounts less than one million yen are rounded down.

COMPARISON OF CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (SELECTED ITEMS)

Mizuho Financial Group, Inc.

(Millions of yen)

	First Half of Fiscal 2005 (A)	First Half of Fiscal 2004 (B)	Comparison (A-B)	Fiscal 2004
CAPITAL SURPLUS				
Balance at the beginning of the fiscal year	1,022,571	1,262,526	(239,954)	1,262,526
Increase	7	16	(8)	28
Decrease	952,913	239,982	712,931	239,982
Balance at the end of the period/fiscal year	69,665	1,022,559	(952,894)	1,022,571
RETAINED EARNINGS				
Balance at the beginning of the fiscal year	1,048,530	462,594	585,936	462,594
Increase	350,806	247,718	103,088	660,216
Decrease	75,883	74,280	1,602	74,280
Balance at the end of the period/fiscal year	1,323,453	636,031	687,421	1,048,530

Note : Amounts less than one million yen are rounded down.

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS (SELECTED ITEMS)

Mizuho Financial Group, Inc.

(Millions of yen)

	First Half of Fiscal 2005 (A)	First Half of Fiscal 2004 (B)	Comparison (A-B)	Fiscal 2004
I. Cash Flow from Operating Activities				
Income before Income Taxes and Minority Interests	494,279	429,080	65,199	943,059
Depreciation	59,267	66,541	(7,273)	129,567
Losses on Impairment of Fixed Assets	16,585	43,510	(26,924)	67,143
Amortization of Consolidation Differences	1	(0)	1	426
Equity in Income from Investments in Affiliates	(4,795)	(2,017)	(2,778)	(1,429)
Increase (Decrease) in Reserves for Possible Losses on Loans	(132,446)	(490,260)	357,813	(703,361)
Increase (Decrease) in Reserve for Possible Losses on Investments	(4,575)	269	(4,845)	4,324
Increase (Decrease) in Reserve for Contingencies	30,028	(1,397)	31,425	(122,631)
Increase (Decrease) in Reserve for Bonus Payments	(8,901)	(11,122)	2,220	(4,157)
Increase (Decrease) in Reserve for Employee Retirement Benefits	485	2,929	(2,444)	5,143
Interest Income - accrual basis	(904,469)	(776,962)	(127,506)	(1,584,415)
Interest Expenses - accrual basis	371,301	212,383	158,917	477,983
Losses (Gains) on Securities	(77,973)	(87,337)	9,363	(243,429)
Losses (Gains) on Money Held in Trust	(142)	(317)	174	(306)
Foreign Exchange Losses (Gains) - net	(133,150)	144	(133,294)	6,646
Losses (Gains) on Disposal of Premises and Equipment	(1,591)	(8,612)	7,020	(5,334)
Decrease (Increase) in Trading Assets	(315,948)	(2,940,354)	2,624,406	(2,982,338)
Increase(Decrease) in Trading Liabilities	850,965	1,720,131	(869,166)	1,848,161
Decrease (Increase) in Loans and Bills Discounted	(777,902)	2,006,529	(2,784,431)	3,334,370
Increase(Decrease) in Deposits	2,420,401	(608,621)	3,029,023	1,964,015
Increase(Decrease) in Negotiable Certificates of Deposits	(2,388,674)	(830,144)	(1,558,530)	909,848
Increase(Decrease) in Debentures	(552,841)	(997,979)	445,137	(1,664,440)
Increase(Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	118,398	421,383	(302,985)	877,030
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(182,592)	(379,452)	196,860	81,198
Decrease (Increase) in Call Loans etc.	(1,401,131)	1,287,354	(2,688,485)	(16,245)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(168,411)	(911,909)	743,498	(709,725)
Increase(Decrease) in Call Money etc.	2,519,634	(159,085)	2,678,719	(164,974)
Increase(Decrease) in Commercial Paper	(1,345,800)	419,200	(1,765,000)	559,400
Increase(Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(1,221,049)	283,975	(1,505,024)	(526,766)
Decrease (Increase) in Foreign Exchange Assets	(127,696)	(85,700)	(41,996)	(107,737)
Increase(Decrease) in Foreign Exchange Liabilities	68,781	(98,302)	167,084	(59,235)
Increase(Decrease) in Short-term Bonds (Liabilities)	2,099,600	200	2,099,400	80,300
Increase(Decrease) in Bonds and Notes	42,057	33,387	8,669	86,320
Increase(Decrease) in Due to Trust Accounts	129,636	(43,175)	172,812	7,037
Interest and Dividend Income - cash basis	905,355	800,485	104,869	1,622,787
Interest Expenses - cash basis	(380,295)	(215,942)	(164,352)	(458,667)
Other - net	(224,063)	105,503	(329,567)	905,750
Subtotal	(227,673)	(815,684)	588,011	4,555,314
Cash Paid in Income Taxes	(66,701)	(64,526)	(2,174)	(137,303)
Net Cash Provided by (Used in) Operating Activities	(294,374)	(880,211)	585,836	4,418,011
II. Cash Flow from Investing Activities				
Payments for Purchase of Securities	(41,414,297)	(32,976,401)	(8,437,896)	(69,640,865)
Proceeds from Sale of Securities	20,348,175	16,209,146	4,139,028	34,321,694
Proceeds from Redemption of Securities	20,353,611	16,210,627	4,142,984	31,505,073
Payments for Increase in Money Held in Trust	(14,211)	(12,571)	(1,639)	(19,605)
Proceeds from Decrease in Money Held in Trust	240	16,691	(16,451)	19,104
Payments for Purchase of Premises and Equipment	(31,413)	(28,045)	(3,368)	(71,486)
Proceeds from Sale of Premises and Equipment	39,074	40,959	(1,884)	98,715
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	—	—	(734)
Net Cash Used in Investing Activities	(718,821)	(539,594)	(179,227)	(3,788,105)
III. Cash Flow from Financing Activities				
Proceeds from Issuance of Subordinated Borrowed Money	88,000	30,000	58,000	140,000
Repayments of Subordinated Borrowed Money	(144,932)	(41,450)	(103,481)	(41,914)
Proceeds from Issuance of Subordinated Bonds	226,574	305,610	(79,035)	462,674
Payments for Redemption of Subordinated Bonds	(222,309)	(353,700)	131,390	(570,886)
Proceeds from Investments in Minority Shareholders	—	75,010	(75,010)	75,010
Dividends Paid	(75,883)	(74,280)	(1,602)	(74,280)
Dividends Paid to Minority Shareholders	(36,778)	(35,161)	(1,617)	(47,915)
Payments for Repurchase of Treasury Stock	(693,197)	(240,157)	(453,039)	(500,476)
Proceeds from Sale of Treasury Stock	32	44	(11)	60
Net Cash Used in Financing Activities	(858,493)	(334,085)	(524,407)	(557,729)
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	(120)	(153)	32	220
V. Net Increase (Decrease) in Cash and Cash Equivalents	(1,871,810)	(1,754,044)	(117,765)	72,397
VI. Cash and Cash Equivalents at the beginning of the fiscal year	5,602,062	5,529,664	72,397	5,529,664
VII. Cash and Cash Equivalents at the end of the period/fiscal year	3,730,252	3,775,619	(45,367)	5,602,062

Note : Amounts less than one million yen are rounded down.

(Reference)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

From April 1, 2005 to September 30, 2005

Mizuho Financial Group, Inc.

(Millions of yen)

	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Revaluation Reserve for Land, net of Taxes	Net Unrealized Gains on Other Securities, net of Taxes	Foreign Currency Translation Adjustments	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2005	**¥ 1,540,965**	**¥ 1,022,571**	**¥ 1,048,530**	**¥ 198,945**	**¥ 538,027**	**¥ (48,757)**	**¥ (394,555)**	**¥ 3,905,726**
Change during the period								
Repurchase of Treasury Stock	-	-	-	-	-	-	(693,197)	(693,197)
Disposition of Treasury Stock	-	7	-	-	-	-	24	32
Cancellation of Treasury Stock	-	(952,913)	-	-	-	-	952,913	-
Transfer from Revaluation Reserve for Land, net of Taxes	-	-	12,216	-	-	-	-	12,216
Cash Dividends	-	-	(75,883)	-	-	-	-	(75,883)
Net Income	-	-	338,590	-	-	-	-	338,590
Other	-	-	-	-	-	-	(2)	(2)
Change during the period (net)	-	-	-	(12,249)	210,094	(2,043)	-	195,801
Total Change during the period	**-**	**(952,905)**	**274,922**	**(12,249)**	**210,094**	**(2,043)**	**259,737**	**(222,443)**
Balance at September 30, 2005	**¥ 1,540,965**	**¥ 69,665**	**¥ 1,323,453**	**¥ 186,695**	**¥ 748,121**	**¥ (50,800)**	**¥ (134,817)**	**¥ 3,683,283**

JPY

	CUR_MKT_CAP	CRNCY_ADJ_MKT_CAP		
C US Equity	2.44905E+11	244,905	119.26	29,207,394
BAC US Equity	1.82973E+11	182,973	119.26	21,821,312
HSBA LN Equity	1.06746E+11	106,746	1.7145	21,826,511
AIG US Equity	1.74347E+11	174,347	119.26	20,792,623
BRK/A US Equity	1.37632E+11	137,632	119.26	16,413,968
JPM US Equity	1.33069E+11	133,069	119.26	15,869,857
8306 JP Equity	1.58164E+13	15,816,410	1	15,816,410
WFC US Equity	1.04532E+11	104,532	119.26	12,466,486
UBS US Equity	1.04424E+11	104,424	119.26	12,453,559
RBS LN Equity	53360020000	53,360	1.7145	10,910,591
8411 JP Equity	1.02754E+13	10,275,420	1	10,275,420
WB US Equity	82085320000	82,085	119.26	9,789,495

Exhibit A-4

Mizuho Financial Group, Inc.

For Immediate Release: November 21, 2005

Non-Consolidated Financial Statements for the First Half of Fiscal 2005

RECEIVED 2005 DEC -6 P OFFICE OF INTERNATIONAL CORPORATE FINANCE

FASF MEMBERSHIP

Company name:		**Mizuho Financial Group, Inc. ("MHFG")**
Stock code number:		8411
Stock Exchanges:		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

Meeting of Board of Directors for Financial Results: November 21, 2005
Interim Dividends System : Established
Special Round Lot : Not applicable

1. Financial Highlights for the First Half of Fiscal 2005 (from April 1, 2005 to September 30, 2005)

(1) Operating Results

Amounts less than one million yen are rounded down

	Operating Income		Operating Profits		Ordinary Profits	
	¥million	%	¥million	%	¥million	%
First Half of Fiscal 2005	119,704	505.8	113,205	706.6	112,995	714.4
First Half of Fiscal 2004	19,760	(3.1)	14,035	(7.7)	13,875	(7.7)
Fiscal 2004	26,493		14,694		14,304	

	Net Income		Net Income (Loss) per Share of Common Stock
	¥million	%	¥
First Half of Fiscal 2005	146,494	613.3	12,205.83
First Half of Fiscal 2004	20,536	82.5	1,720.84
Fiscal 2004	30,886		(588.85)

Notes: 1. Average Outstanding Shares of Common Stock (excl. Treasury Stock):

First Half of Fiscal 2005	12,002,040 shares
First Half of Fiscal 2004	11,934,266 shares
Fiscal 2004	11,947,488 shares

2. Change in Accounting Method: None
3. Percentage figures in Operating Income, Operating Profits, Ordinary Profits and Net Income represent changes in the respective accounts compared with the corresponding period of the previous fiscal year.

(2) Cash Dividends Declared for Common Shareholders

	Interim Cash Dividends Declared per Share	Cash Dividends Declared per Share (Annual)
	¥	
First Half of Fiscal 2005	0	
First Half of Fiscal 2004	0	
Fiscal 2004		3,500

(3) Financial Conditions

	Total Assets	Total Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share of Common Stock
	¥million	¥million	%	¥
First Half of Fiscal 2005	4,192,598	2,359,657	56.3	44,095.59
First Half of Fiscal 2004	3,402,916	3,236,173	95.1	44,801.10
Fiscal 2004	3,178,608	2,986,230	93.9	41,782.20

Notes:

1. Outstanding Shares of Common Stock (excl. Treasury Stock):	As of September 30, 2005	12,001,812 shares
	As of September 30, 2004	11,937,054 shares
	As of March 31, 2005	12,002,202 shares
2. Outstanding Shares of Treasury Stock:	As of September 30, 2005	2,183 shares
	As of September 30, 2004	1,114 shares
	As of March 31, 2005	1,793 shares

2. Earnings Estimates for Fiscal 2005 (for the fiscal year ending March 31, 2006)

	Operating Income	Ordinary Profits	Net Income	Cash Dividends per Share	
				Year-end Cash Dividends	(Annual)
	¥million	¥million	¥million	¥	¥
Fiscal 2005	130,000	113,000	790,000	3,500	3,500

Reference: Net Income per Share of Common Stock (Fiscal 2005 estimate): ¥63,039.19

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrwers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Number of Shares

(Number of shares)

	First Half of Fiscal 2005		First Half of Fiscal 2004		Fiscal 2004	
	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Period-end Outstanding Shares	Average Outstanding Shares	Year-end Outstanding Shares
Common Stock	12,002,040	12,001,812	11,934,266	11,937,054	11,947,488	12,002,202
First Series Class I Preferred Stock	—	—	27,409	—	13,742	—
Second Series Class II Preferred Stock	50,327	—	100,000	100,000	97,356	61,400
Third Series Class III Preferred Stock	81,967	—	100,000	100,000	100,000	100,000
Fourth Series Class IV Preferred Stock	150,000	150,000	150,000	150,000	150,000	150,000
Sixth Series Class VI Preferred Stock	150,000	150,000	150,000	150,000	150,000	150,000
Seventh Series Class VII Preferred Stock	125,000	125,000	125,000	125,000	125,000	125,000
Eighth Series Class VIII Preferred Stock	48,606	—	125,000	125,000	120,500	59,300
Ninth Series Class IX Preferred Stock	—	—	121,874	33,000	75,298	—
Tenth Series Class X Preferred Stock	114,754	—	140,000	140,000	140,000	140,000
Eleventh Series Class XI Preferred Stock	943,740	943,740	943,740	943,740	943,740	943,740
Twelfth Series Class XI Preferred Stock	—	—	4,910	4,700	3,947	—
Thirteenth Series Class XIII Preferred Stock	36,690	36,690	36,690	36,690	36,690	36,690

Notes: 1. Minimum number of shares for trading for Common and Preferred Stock: 1 share

2. Treasury Stock is excluded from the number of outstanding shares.

Treasury Stock:			
	First Half of Fiscal 2005	Common Stock 2,183 shares	Preferred Stock - shares
	First Half of Fiscal 2004	Common Stock 1,114 shares	Preferred Stock - shares
	Fiscal 2004	Common Stock 1,793 shares	Preferred Stock 137,300 shares

3. Decrease in stocks below is due to repurchase and cancellation.

	Cancellation		Repurchase & Cancellation	
	Number of Shares	Acquisition Cost (¥million)	Number of Shares	Acquisition Cost (¥million)
Second Series Class II Preferred Stock	38,600	60,524	61,400	115,292
Third Series Class III Preferred Stock	—	—	100,000	187,578
Eighth Series Class VIII Preferred Stock	65,700	148,784	59,300	156,376
Ninth Series Class IX Preferred Stock	33,000	50,650	—	—
Tenth Series Class X Preferred Stock	—	—	140,000	233,706

Cash Dividends Declared for Shareholders

	First Half of Fiscal 2005	Fiscal 2004	
		Cash Dividends Declared per Share	
	Interim Cash Dividends Declared per Share	Interim Cash Dividends	(Annual)
	¥	¥	¥
Common Stock	—	—	3,500
Second Series Class II Preferred Stock	—	—	8,200
Third Series Class III Preferred Stock	—	—	14,000
Fourth Series Class IV Preferred Stock	—	—	47,600
Sixth Series Class VI Preferred Stock	—	—	42,000
Seventh Series Class VII Preferred Stock	—	—	11,000
Eighth Series Class VIII Preferred Stock	—	—	8,000
Ninth Series Class IX Preferred Stock	—	—	—
Tenth Series Class X Preferred Stock	—	—	5,380
Eleventh Series Class XI Preferred Stock	—	—	20,000
Twelfth Series Class XI Preferred Stock	—	—	—
Thirteenth Series Class XIII Preferred Stock	—	—	30,000

Estimates for Cash Dividends per Share for Fiscal 2005

	Cash Dividends (Annual)	
	Year-end Cash Dividends	
	¥	¥
Common Stock	3,500	3,500
Fourth Series Class IV Preferred Stock	47,600	47,600
Sixth Series Class VI Preferred Stock	42,000	42,000
Eleventh Series Class XI Preferred Stock	20,000	20,000
Thirteenth Series Class XIII Preferred Stock	30,000	30,000

Formulae for indices - Financial Highlights for the First Half of Fiscal 2005

Net Income (Loss) per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (during the period)(*2)}}$$

Shareholders' Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (end of the period) - Deduction from Shareholders' Equity (*3)}}{\text{Outstanding Shares of Common Stock (end of the period) (*2)}}$$

Formula for index - Earnings Estimates for Fiscal 2005

Net Income per Share of Common Stock (Fiscal 2005 estimate)

$$\frac{\text{Net Income (estimate) - Dividends on Preferred Stock (estimate)}}{\text{Outstanding Shares of Common Stock (end of the period) (*2)}}$$

*1 Dividends on Preferred Stock and others.
*2 Treasury Stock is excluded from outstanding shares of Stock.
*3 Issue amount of Preferred Stock, dividends on Preferred Stock and others.

NON-CONSOLIDATED BALANCE SHEETS

	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005		
		Millions of yen	%		Millions of yen	%		Millions of yen	%
Assets									
Current Assets									
Cash and Due from Banks	¥	1,079,736		¥	924		¥	2,601	
Other Current Assets		23,919			38,412			77,181	
Total Current Assets		1,103,655	26.3		39,337	1.2		79,782	2.5
Non-Current Assets									
Tangible Assets		901			882			925	
Intangible Assets		4,418			3,812			4,477	
Investments		3,083,165			3,358,121			3,092,812	
Investments in Subsidiaries and Affiliates		*3,080,021*			*3,356,116*			*3,089,775*	
Other Investments		*3,143*			*2,004*			*3,037*	
Total Non-Current Assets		3,088,485	73.7		3,362,816	98.8		3,098,215	97.5
Deferred Assets		457	0.0		761	0.0		609	0.0
Total Assets	¥	4,192,598	100.0	¥	3,402,916	100.0	¥	3,178,608	100.0
Liabilities and Shareholders' Equity									
Liabilities									
Current Liabilities									
Commercial Paper	¥	—		¥	165,000		¥	152,000	
Short-term Bonds		1,830,000			—			—	
Reserve for Bonus Payments		172			139			147	
Other Current Liabilities		1,586			732			39,100	
Total Current Liabilities		1,831,758	43.7		165,872	4.9		191,247	6.0
Non-Current Liabilities									
Reserve for Employee Retirement Benefits		280			198			242	
Other Non-Current Liabilities		902			671			888	
Total Non-Current Liabilities		1,182	0.0		870	0.0		1,130	0.1
Total Liabilities		1,832,941	43.7		166,742	4.9		192,378	6.1
Shareholders' Equity									
Common Stock and Preferred Stock		1,540,965	36.7		1,540,965	45.3		1,540,965	48.5
Capital Surplus									
Capital Reserve		385,241			385,241			385,241	
Other Capital Surplus		174,794			1,127,689			1,127,700	
Total Capital Surplus		560,036	13.4		1,512,930	44.4		1,512,942	47.6
Retained Earnings									
Appropriated Reserve		4,350			4,350			4,350	
Voluntary Reserve		—			47,662			47,662	
Unappropriated Retained Earnings		255,186			130,608			140,957	
Total Retained Earnings		259,536	6.2		182,621	5.4		192,970	6.0
Net Unrealized Losses on Other Securities, net of Taxes		1	0.0		(10)	(0.0)		(24)	(0.0)
Treasury Stock		(882)	(0.0)		(333)	(0.0)		(260,622)	(8.2)
Total Shareholders' Equity		2,359,657	56.3		3,236,173	95.1		2,986,230	93.9
Total Liabilities and Shareholders' Equity	¥	4,192,598	100.0	¥	3,402,916	100.0	¥	3,178,608	100.0

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six-month Period ended September 30, 2005			For the Six-month Period ended September 30, 2004			For the Year ended March 31, 2005		
		Millions of yen	%		Millions of yen	%		Millions of yen	%
Operating Income	¥	119,704	100.0	¥	19,760	100.0	¥	26,493	100.0
Operating Expenses		6,499	5.4		5,724	29.0		11,799	44.5
General and Administrative Expenses		6,499			5,724			11,799	
Operating Profits		113,205	94.6		14,035	71.0		14,694	55.5
Non-Operating Income		227	0.2		92	0.5		135	0.5
Non-Operating Expenses		438	0.4		252	1.3		526	2.0
Ordinary Profits		112,995	94.4		13,875	70.2		14,304	54.0
Extraordinary Gains		35,023	29.3		46,732	236.5		73,557	277.6
Extraordinary Losses		1,373	1.2		39,727	201.0		56,414	212.9
Income Before Income Taxes		146,645	122.5		20,879	105.7		31,447	118.7
Income Taxes									
Current		137			2			4	
Deferred		12			340			556	
Total Income Taxes		150	0.1		342	1.8		561	2.1
Net Income		146,494	122.4		20,536	103.9		30,886	116.6
Retained Earnings Brought Forward from Previous Fiscal Year		108,691			110,071			110,071	
Unappropriated Retained Earnings	¥	255,186		¥	130,608		¥	140,957	

BASIS FOR PRESENTATION AND PRINCIPLES OF FINANCIAL STATEMENTS

1. Valuation of Securities
Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at cost as determined by the moving average method.

2. Depreciation and Amortization of Non-Current Assets
(a) Tangible Assets
Depreciation of buildings is computed by the straight-line method, and that of equipment is computed by the declining-balance method with the following range of useful lives.
Buildings: 4 years to 47 years
Equipment: 2 years to 17 years
(b) Intangible Assets
Trademark is amortized under the straight-line method over ten years.
Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3. Capitalization and Amortization of Deferred Assets
Establishment Costs and Start-up Costs are capitalized and amortized under the straight-line method over five years, in accordance with the Enforcement Regulations of the Commercial Code of Japan.

4. Reserves
(a) Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments and service periods.
(b) Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year.
Unrecognized actuarial gains (losses): Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the current employees.

5. Leases
Finance leases that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

6. Consumption taxes and local consumption taxes are excluded from transaction amounts.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. Accumulated depreciation of tangible assets amounts to ¥ 846 million.

2. MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. Amount of the subordinated guarantee at the end of the interim period is ¥ 450,892 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF OPERATIONS

1. Depreciation and Amortization expenses:

Tangible Assets	¥ 135 million
Intangible Assets	¥ 586 million

2. Major items in Non-Operating Expenses:

Interest on Borrowed Money	¥ 6 million
Interest on Commercial Paper	¥ 40 million
Interest on Short-term Bonds	¥ 233 million

3. Major item in Extraordinary Gains:

Gains on Disposition of Investment in Subsidiary	¥ 35,023 million

SECURITIES

Unrealized gains on stocks of subsidiaries and affiliates that have fair value are as follows:

	Balance Sheet Amount	Fair Value	Unrealized Gains
Stocks of Subsidiaries	¥ 137,171 million	¥ 725,806 million	¥ 588,634 million

SUBSEQUENT EVENT

MHFG repurchased and cancelled Seventh Series Class VII Preferred Stock through the exercise of our mandatory redemption option on October 12, 2005.

The repurchase was executed within the stock repurchase limit approved at the general meeting of our shareholders on June 28, 2005.

The details were as follows:

(1) Number of shares to be repurchased:	125,000 shares
(2) Process of cancellation:	Cancellation under Article 212 of the Commercial Code of Japan.
(3) Total amount of repurchase:	¥250,735,000,000
(4) Repurchase and cancellation date:	October 12, 2005

Exhibit A-5

SUMMARY OF INTERIM RESULTS

For Fiscal 2005

MIZUHO

Mizuho Financial Group, Inc.

Summary of Interim Results for Fiscal 2005

Mizuho Financial Group ("the Group") entered a new phase in our management strategies and deployed our new business strategy called the "Channel to Discovery" Plan in which we focus on enhancing our top-line (Gross Profits) growth, while accelerating a repayment of public funds.
The results of these efforts are summarized below.

I. Summary of Income Analysis & Financial Soundness

➢ Overview

- Consolidated Net Income for the first half of Fiscal 2005 amounted to JPY 338.5 billion, an increase of JPY 104.6 billion compared with the same period of the last fiscal year and also an increase of JPY 118.5 billion compared with the original Earnings Estimates (JPY 220.0 billion) announced in May 2005. This can be attributed to a steady increase in our top-line profits, the strengthening of which has been the primary focus of our management efforts, and to further improvement in our financial soundness.
- There were notable improvements in the first half-year Earnings per Share (EPS) and in Return on Equity (ROE) which was <u>17.7%</u>. In addition to our good profit performance, these improvements were also due to the repurchase and cancellation of preferred shares of public funds (JPY 616.4 billion on an issued-price basis).

(JPY Bn)

(Consolidated)	1H of FY2005	Change from 1H of FY2004
Consolidated Net Business Profits *1	507.9	87.2
Credit-related Costs	-14.6	-43.0
Net Gains related to Stocks	121.4	41.3
Ordinary Profits	453.0	154.3
Net Income	338.5	104.6
EPS *2 (JPY)	24,031	9,855
ROE *3	17.7%	4.8%

*1: Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliated and other consolidation adjustments

2: Fully diluted EPS: Diluted Net Income for the first half-year Earnings per share.
[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on market price at the beginning of the term.]

3: Return on Equity: Annualized Net Income / {(Total Shareholders' Equity (Beginning) + Total Shareholders' Equity (Term-End))/2} X 100
[* Net Income for the first half of FY2005 X 365 / 183]

➢ Consolidated Net Business Profits

- Consolidated Net Business Profits for the first half of Fiscal 2005 amounted to JPY 507.9 billion, <u>an increase of JPY 87.2 billion</u> compared with the same period of the last fiscal year, mainly driven by our increased top-line profits and reduced G&A Expenses.
- Results by business segment show that income from Customer Groups steadily increased mainly due to an increase in Non-Interest Income and to a reduction in G&A Expenses. Market-related income also steadily recovered from the disappointing level in the previous fiscal year.
- The difference in Net Business Profits between Consolidated basis and 3 Banks basis increased by JPY 11.6 billion* compared with the same period of the last fiscal year, due to steady increases in profits from our affiliated companies, centering on our two securities companies.
[* Excludes impact of dividends received from the financial subsidiaries for corporate revitalization.]

(Reference) 3 Banks (JPY Bn)

	1H of FY2005	Change from 1H of FY2004
Net Business Profits*	564.6	195.5
Credit-related Costs	-14.6	-48.2
Net Gains related to Stocks	72.5	10.0
Ordinary Profits*	423.3	222.5
Net Income*	398.8	206.9

* Includes JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures.

➢ Consolidated Net Income

- During the first half of Fiscal 2005, we additionally reviewed our bond portfolio and recognized losses from sales and revaluation (JPY 85.3 billion) in preparation for the risks of future interest rate rises. Even after this disposal, Consolidated Net Income for the period amounted to JPY 338.5 billion, an increase of JPY 104.6 billion compared with the same period of the last fiscal year. In addition to the favorable Net Business Profits mentioned above, the increase was also due to low and stable Credit-related Costs and the recording of Gains on sales of Stocks, including gains (JPY 42.4 billion) on sales of a part of our Mizuho Trust & Banking common stock.

➢ Financial Soundness

- Following the repayment of more than JPY 600 billion public funds, our BIS Capital Ratio was sustained at a sufficient level of 10.73% as of September 30, 2005.
- Our Net DTA to Tier 1 Ratio <u>at 19.6%</u> (below 20%) and our NPL Ratio <u>in the 1% range</u> demonstrate our further improved financial soundness.

(JPY Bn)

	September 30, 2005	Change from March 31, 2005
BIS Capital Ratio(Consolidated)	10.73%	-1.18%
Tier 1 Capital Ratio	5.44%	-0.75%
Net Deferred Tax Assets (DTAs) (Consolidated)	758.8	-244.0
Net DTAs / Tier 1 Ratio	19.6%	-4.3%
Disclosed Claims under the Financial Reconstruction Law (FRL) (3 Banks)	1,297.5	-198.1
NPL Ratio	1.85%	-0.31%
<Net NPL Ratio *1>	<0.58%>	<-0.17%>
Unrealized Gains on Other Securities (Consolidated) *2	1,303.4	360.8

*1 (Disclosed Claims under the FRL - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) x 100

*2 The base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments.

II. Steady Enhancement of Top-Line Growth

With the Group entering a new phase in our management strategies, we focus on enhancing our top-line growth. During the first half of Fiscal 2005, our efforts have steadily born fruit.

➢ Net Interest Income

- Net Interest Income continued to decrease, in part due to the effects of the decrease in loans during the previous fiscal year. The loan balance, however, bottomed out and increased in the first half of Fiscal 2005.
- The main factors contributing to this increase were an upturn in the domestic economy and an increase in overseas lending. In addition, our loans to middle credit risk corporations and our "Captive Loans" with Orient Corporation (Orico), both of which are business areas we have focused on from the previous fiscal year, showed positive results.
- Consolidated Risk-adjusted Assets increased as well by JPY 3.5 trillion during the first half of Fiscal 2005, where we also confirmed the effects of our entering a new phase in our management strategies.



(JPY Tn)
Loan Balance
3 Banks (excluding Trust Account)
68
66
64
62
60
66.1
64.1
62.6
63.5
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005

◆ Strengthening of loans to middle credit risk corporations.
⇒ *Increased by approx. 3% compared with the same period of the last fiscal year.*

◆ Promotion of "Captive Loans" with Orico.
⇒ *Increased approx. 4 times compared with the same period of the last fiscal year.*

◆ Reinforcing of housing loans.
⇒ *Loan origination of "Flat 35" (securitization-type housing loan products in alliance with Government Housing Loan Corp.): Increased by approx. 50% compared with the preceding half-year period when full-scale sales promotion started.*

➢ Non-Interest Income

- Net Fee and Commission Income exceeded our original target and the pace of increase has been accelerating.
- In our business with corporations, fee income from our solutions business, as well as that of foreign exchange and overseas businesses, steadily increased.
- In our business with retail customers, fee income related to investment trusts and individual annuities increased as a result of expansion in sales of investment products.



(JPY Bn)
Net Fee and Commission Income
3 Banks
180.0
160.0
140.0
120.0
100.0
127.0
141.4
146.5
168.5
171.6
+19.4
+25.1
1H of FY2003
(2H)
1H of FY2004
(2H)
1H of FY2005

➢ Reduction in G&A Expenses

- As a result of completion of Mizuho Bank's IT systems integration at the end of last year, "Base Expenses," especially IT-related expenses, further decreased.
- "Strategic Expenses" were spent in growth business areas, such as the strengthening of the consulting framework in our retail segment, and have contributed to an increase in our top-line profits.
- Our Expense Ratio declined to 47.6%*, an improvement of 5.6% compared with the same period of the last fiscal year.

[* Excludes impact of dividends received from the financial subsidiaries for corporate revitalization.]



G & A Expenses
3 Banks
(JPY Bn)
Strategic Expenses
Base Expenses
450.0
400.0
350.0
437.6
420.5
11.6
392.4
404.0
-17.0
-16.5
1H of FY2003
1H of FY2004
1H of FY2005

III. Disciplined Capital Management

➢ Repayment of Public Funds

- We repurchased and cancelled preferred shares of public funds of JPY 616.4 billion in August and JPY 250.0 billion in October on an issued-price basis. As we gave priority to canceling convertible preferred shares in order to avoid dilution, **the only and remaining classes of JPY 600.0 billion public funds are all non-convertible type preferred shares.**
- As a result, the aggregated amount we repaid was JPY 2,349.0 billion, or approximately 80% of the initial amount of JPY 2,949.0 billion (preferred shares: JPY 1,949.0 billion, subordinated bonds: JPY 1,000.0 billion), and as shown in the following chart, we have steadily improved the quality of our capital.
- We aim to complete full repayment of the remaining public funds of preferred shares by the end of Fiscal 2006, while maintaining a sufficient financial soundness through the steady accumulation of retained earnings.


Balance of Public Funds
(JPY Bn)
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
Subordinated Bonds
Preferred Shares
1,000.0
1,949.0
1,466.4
850.0
600.0
Repaid approx. 80% of total public funds
Initial Amount
Mar. 2005
Sep. 2005
Oct. 2005


Breakdown of Tier 1 Capital
(JPY Bn)
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
3,941.1
4,172.0
3,862.4
Preferred Securities
923.3
927.9
942.8
Public Funds
1,949.0
1,466.4
850.0
1,068.8
1,777.7
2,069.6
Mar. 2004
Mar. 2005
Sep. 2005

➢ Secondary Offering of Common Stock of Mizuho Financial Group, Inc. (MHFG)

- In the second half of Fiscal 2005, by means of a global offering, we conducted an offering in the scale of JPY 500 billion of MHFG common stock held by Mizuho Financial Strategy (formerly Mizuho Holdings). This offering will contribute mainly to enhancing our group's capital base to support future growth strategies.
- With regard to the remaining common stock of MHFG held by Mizuho Financial Strategy after the offering, our aim is to repurchase and cancel such shares periodically, after the completion of our intended full repayment of the public funds, while considering our financial condition and other factors.

(Reference) Stock Prices: Our strong profit performance and improved financial soundness have been reflected on our stock prices.

	Mar. 31, 2005	Sep. 30, 2005	Change from Mar. 31, 2005	% Change	Nov.18, 2005
Stock Prices (TSE closing prices)	JPY 507,000	JPY 722,000	JPY 215,000	42.4%	JPY 850,000
Market Capitalization	JPY 6.1Tn	JPY 8.7Tn	JPY 2.6Tn	42.4%	JPY 10.2Tn
TOPIX	1,182	1,412	230	19.5%	1,532
TOPIX (Banking)	292	395	103	35.2%	444

Earnings Estimates for Fiscal 2005

In light of our current strong profit performance, we revised upward our Earnings Estimates for Fiscal 2005 as shown below.
We estimate Consolidated Net Income will exceed that of the previous fiscal year, which was our record-high due to a special contributing factor (i.e. the effect of the Supreme Court judgment regarding the Japan Housing Loan, Inc.), by continuing our efforts to enhance top-line growth.

(Consolidated) (JPY Bn)

	FY2005 (Estimates)		
		Change from Initial Estimates	Change from FY2004
Consolidated Net Business Profits*	1,040.0	0.0	127.4
Credit-related Costs	-80.0	100.0	13.9
Net Gains related to Stocks	150.0	110.0	-60.3
Ordinary Profits	980.0	120.0	322.5
Net Income	630.0	130.0	2.6

* Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

(Reference) 3 Banks (JPY Bn)

	FY2005 (Estimates)		
		Change from Initial Estimates	Change from FY2004
Net Business Profits	* 1,042.0	8.0	241.9
Credit-related Costs	-57.0	95.0	4.2
Net Gains related to Stocks	110.0	70.0	-83.8
Ordinary Profits	* 851.0	2.0	432.9
Net Income	* 654.0	100.0	71.4

* Includes JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures.

(The figures below are on a consolidated basis.)

- Consolidated Net Business Profits are estimated to steadily increase, mainly due to an increase in income from Customer Groups, as we strategically invest management resources into growth business areas.
- Despite the continued improvements in our asset quality, Credit-related Costs are estimated conservatively at JPY 80.0 billion. Net Gains related to Stocks are estimated at JPY 150.0 billion primarily based on the current level of Unrealized Gains on Stocks.
- Based on the above, Consolidated Net Income was revised upward to JPY 630.0 billion, an increase of JPY 130.0 billion from our initial Earnings Estimates of JPY 500.0 billion. This surpasses Net Income for the previous fiscal year by JPY 2.6 billion. Moreover, if we take into consideration a special factor (i.e. the effect of the JPY 308.4 billion Supreme Court judgment regarding the Japan Housing Loan, Inc.) in the previous fiscal year's results, then it would be virtually an increase of more than JPY 300 billion.

Definition
3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis.

Exhibit A-6

SELECTED FINANCIAL INFORMATION

First Half of Fiscal 2005

MIZUHO

Mizuho Financial Group, Inc.

CONTENTS

Notes:
"HC": Non-Consolidated figures of Mizuho Financial Group, Inc.
"CON": Consolidated figures of Mizuho Financial Group, Inc.
"NON(B)": Non-Consolidated figures of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking.
"NON (B&R)": Aggregated figures of the relevant bank and its financial subsidiaries for corporate revitalization.

IV. OTHER

Attachments

I. Financial Data for the First Half of Fiscal 2005

1. Income Analysis

Consolidated

(Millions of yen)

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Consolidated Gross Profits	1	1,045,821	84,544	961,276
Net Interest Income	2	533,168	(31,410)	564,578
Fiduciary Income	3	34,103	7,326	26,776
Credit Costs for Trust Accounts	4	*(603)*	*843*	*(1,446)*
Net Fee and Commission Income	5	255,419	40,240	215,178
Net Trading Income	6	81,520	11,510	70,009
Net Other Operating Income	7	141,609	56,876	84,732
General and Administrative Expenses	8	(548,388)	14,665	(563,053)
Personnel Expenses	9	(243,678)	16,898	(260,576)
Non-Personnel Expenses	10	(276,906)	(5,291)	(271,615)
Miscellaneous Taxes	11	(27,802)	3,058	(30,861)
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	12	(61,061)	94,502	(155,563)
Losses on Write-offs of Loans	13	*(26,440)*	*111,968*	*(138,409)*
*1. Net Gains related to Stocks	14	121,460	41,344	80,116
Equity in Income from Investments in Affiliates	15	4,795	2,778	2,017
Other	16	(109,606)	(83,485)	(26,121)
Ordinary Profits	17	453,021	154,349	298,671
Net Extraordinary Gains	18	41,258	(89,150)	130,409
**2. Reversal of Reserves for Possible Losses on Loans, etc.*	19	*47,053*	*(138,430)*	*185,483*
**2. Reversal of Reserve for Possible Losses on Investments*	20	*2,862*	*2,862*	-
Income before Income Taxes and Minority Interests	21	494,279	65,199	429,080
Income Taxes - Current	22	(24,897)	(5,936)	(18,961)
- Deferred	23	(89,485)	58,952	(148,438)
Minority Interests in Net Income	24	(41,305)	(13,566)	(27,739)
Net Income	25	338,590	104,648	233,941

*1. Net Gains related to Stocks include Gains on Dispositon of Investment in Subsidiary of ¥42.4 billion.

*2. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

Credit-related Costs (including Credit Costs for Trust Accounts)	26	(14,612)	(43,085)	28,472

* Credit-related Costs [26] = Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans [12]
+ Reversal of Reserves for Possible Losses on Loans, etc [19] + Credit Costs for Trust Accounts [4]

(Reference)

Consolidated Net Business Profits	27	507,982	87,270	420,711

* Consolidated Net Business Profits[27] = Consolidated Gross Profits[1] - General and Administrative Expenses (Excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other consolidation adjustments

Number of consolidated subsidiaries	28	117	(4)	121
Number of affiliates under the equity method	29	19	(3)	22

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

		First Half of Fiscal 2005					First Half of Fiscal 2004
		Mizuho Bank + Revitalization Subsidiary	Mizuho Corporate Bank + Revitalization Subsidiaries	Mizuho Trust & Banking + Revitalization Subsidiary	Total	Change	
Gross Profits	1	464,195	429,350	74,603	968,149	179,904	788,244
Domestic Gross Profits	2	376,807	293,433	73,971	744,213	131,732	612,480
*1. Net Interest Income	3	282,234	231,980	22,393	536,608	88,169	448,439
Fiduciary Income	4			33,680	33,680	6,879	26,800
Credit Costs for Trust Accounts	5			*(603)*	*(603)*	*843*	*(1,446)*
Net Fee and Commission Income	6	92,544	29,965	15,894	138,404	22,283	116,120
Net Trading Income	7	2,601	16,929	400	19,931	7,006	12,925
Net Other Operating Income	8	(573)	14,558	1,603	15,588	7,394	8,193
International Gross Profits	9	87,387	135,917	631	223,936	48,172	175,764
Net Interest Income	10	(615)	83,986	(686)	82,684	4,595	78,088
Net Fee and Commission Income	11	7,450	25,865	(33)	33,282	2,878	30,404
Net Trading Income	12	(4,874)	(5,140)	263	(9,751)	(4,232)	(5,518)
Net Other Operating Income	13	85,426	31,205	1,088	117,720	44,931	72,789
General and Administrative Expenses (Excluding Non-recurring Losses)	14	(258,489)	(108,080)	(37,485)	(404,056)	16,517	(420,574)
Expense Ratio	15	*55.68%*	*25.17%*	*49.84%*	*41.70%*	*(11.54%)*	*53.25%*
Personnel Expenses	16	(70,069)	(37,856)	(14,673)	(122,598)	2,849	(125,447)
Non-Personnel Expenses	17	(172,255)	(63,348)	(21,469)	(257,073)	11,484	(268,558)
Premium for Deposit Insurance	18	*(21,438)*	*(3,774)*	*(1,524)*	*(26,737)*	*(883)*	*(25,854)*
Miscellaneous Taxes	19	(16,164)	(6,876)	(1,342)	(24,383)	2,184	(26,568)
*2. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	20	205,705	321,269	37,722	564,696	195,579	369,117
Excluding Net Gains (Losses) related to Bonds	21	*207,565*	*287,437*	*35,206*	*530,209*	*152,900*	*377,308*
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	283	-	(6,168)	(5,885)	1,762	(7,647)
Net Business Profits	23	205,989	321,269	30,949	558,208	198,185	360,023
Net Gains (Losses) related to Bonds	24	*(1,860)*	*33,831*	*2,515*	*34,487*	*42,678*	*(8,191)*
Net Non-recurring Losses	25	(116,967)	(16,686)	(1,177)	(134,830)	24,372	(159,203)
Net Gains related to Stocks	26	6,878	63,657	2,054	72,590	10,017	62,572
Expenses related to Portfolio Problems	27	(38,303)	(38,715)	(209)	(77,228)	77,704	(154,933)
Other	28	(85,542)	(41,627)	(3,022)	(130,192)	(63,349)	(66,842)
Ordinary Profits	29	89,021	304,583	29,772	423,377	222,557	200,819
Net Extraordinary Gains	30	6,950	53,574	6,794	67,319	(73,801)	141,121
Net Gains (Losses) on Disposal of Premises and Equipment	31	*433*	*732*	*554*	*1,721*	*(2,384)*	*4,106*
Loss on Impairment of Fixed Assets	32	*(9,846)*	*(4,826)*	*(1,713)*	*(16,386)*	*24,988*	*(41,374)*
Gains (Losses) related to Retirement Benefits	33	-	-	-	-	*11,229*	*(11,229)*
**3. Reversal of Reserves for Possible Losses on Loans, etc.*	34	*11,298*	*53,730*	*4,034*	*69,063*	*(128,551)*	*197,614*
**3. Reversal of Reserve for Possible Losses on Investments*	35	*4,927*	*3,331*	-	*8,259*	*8,164*	*94*
Income before Income Taxes	36	95,972	358,157	36,567	490,696	148,755	341,941
Income Taxes - Current	37	(283)	(26)	(16)	(327)	(13)	(313)
- Deferred	38	(23,937)	(56,868)	(10,669)	(91,475)	58,158	(149,633)
Net Income	39	71,751	301,262	25,880	398,894	206,901	191,993

*1. Dividends from the revitalization subsidiaries of ¥120.0 billion are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2. Net Business Profits (before Provison for General Reserve for Possible Losses on Loans) of MizuhoTrust & Banking exclude the amounts of Credit Costs for Trust Accounts[5].

*3. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

Credit-related Costs	40	(26,721)	15,014	(2,947)	(14,654)	(48,241)	33,586

* Credit-related Costs [40] = Expenses Related to Portfolio Problems [27] + Provision for General Reserve for Possible Losses on Loans [22]
+ Reversal of Reserves for Possible Losses on Loans, etc. [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41			(603)	(603)	843	(1,446)
Provision for (Reversal of) General Reserve for Possible Losses on Loans	42	8,523	67,947	(1,653)	74,818	(174,158)	248,976
Losses on Write-offs of Loans	43	(30,855)	5,371	(926)	(26,410)	111,946	(138,356)
Provision for Specific Reserve for Possible Losses on Loans	44	(1,156)	(28,251)	390	(29,017)	33,158	(62,176)
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	45	(1)	1,127	19	1,145	(1,169)	2,315
Provision for Reserve for Contingencies	46	-	(30,028)	-	(30,028)	(31,438)	1,410
Other Losses on Sales of Loans	47	(3,231)	(1,153)	(173)	(4,558)	12,577	(17,135)
Total	48	(26,721)	15,014	(2,947)	(14,654)	(48,241)	33,586

Non-Consolidated

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

(Millions of yen)

		First Half of Fiscal 2005		First Half of Fiscal 2004
			Change	
Gross Profits	1	464,195	18,599	445,595
Domestic Gross Profits	2	376,807	(8,493)	385,300
Net Interest Income	3	282,234	(25,837)	308,072
Net Fee and Commission Income	4	92,544	15,132	77,411
Net Trading Income	5	2,601	1,600	1,001
Net Other Operating Income	6	(573)	611	(1,184)
International Gross Profits	7	87,387	27,092	60,294
Net Interest Income	8	(615)	412	(1,028)
Net Fee and Commission Income	9	7,450	(1,061)	8,512
Net Trading Income	10	(4,874)	(7,157)	2,283
Net Other Operating Income	11	85,426	34,899	50,526
General and Administrative Expenses (Excluding Non-recurring Losses)	12	(258,489)	21,887	(280,377)
Expense Ratio	13	*55.68%*	*(7.23%)*	*62.92%*
Personnel Expenses	14	(70,069)	5,816	(75,885)
Non-Personnel Expenses	15	(172,255)	13,585	(185,841)
Premium for Deposit Insurance	16	*(21,438)*	*(478)*	*(20,960)*
Miscellaneous Taxes	17	(16,164)	2,485	(18,650)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	18	205,705	40,486	165,218
Excluding Net Gains (Losses) related to Bonds	19	*207,565*	*21,218*	*186,346*
Reversal of General Reserve for Possible Losses on Loans	20	283	283	-
Net Business Profits	21	205,989	40,770	165,218
Net Gains (Losses) related to Bonds	22	*(1,860)*	*19,268*	*(21,128)*
Net Non-recurring Losses	23	(116,967)	(26,295)	(90,672)
Net Gains related to Stocks	24	6,878	(311)	7,190
Expenses related to Portfolio Problems	25	(38,303)	35,448	(73,752)
Other	26	(85,542)	(61,432)	(24,110)
Ordinary Profits	27	89,021	14,475	74,546
Net Extraordinary Gains	28	6,950	(3,318)	10,269
Net Gains (Losses) on Disposal of Premises and Equipment	29	*433*	*(5,377)*	*5,811*
Loss on Impairment of Fixed Assets	30	*(9,846)*	*21,160*	*(31,006)*
Gains (Losses) related to Retirement Benefits	31	-	*7,328*	*(7,328)*
* *Reversal of Reserves for Possible Losses on Loans, etc.*	32	*11,298*	*(45,227)*	*56,526*
* *Reversal of Reserve for Possible Losses on Investments*	33	*4,927*	*4,875*	*52*
Income before Income Taxes	34	95,972	11,156	84,815
Income Taxes - Current	35	(283)	(28)	(254)
- Deferred	36	(23,937)	34,749	(58,686)
Net Income	37	71,751	45,877	25,873

* Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

Credit-related Costs	38	(26,721)	(9,495)	(17,225)

* Credit-related Costs [38] = Expenses Related to Portfolio Problems [25] + Reversal of General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Provision for (Reversal of) General Reserve for Possible Losses on Loans	39	8,523	(84,727)	93,251
Losses on Write-offs of Loans	40	(30,855)	26,917	(57,773)
Provision for Specific Reserve for Possible Losses on Loans	41	(1,156)	35,585	(36,741)
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	42	(1)	(17)	16
Provision for Reserve for Contingencies	43	-	-	-
Other Losses on Sales of Loans	44	(3,231)	12,747	(15,979)
Total	45	(26,721)	(9,495)	(17,225)

Non-Consolidated

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

(Millions of yen)

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Gross Profits	1	429,350	150,015	279,335
Domestic Gross Profits	2	293,433	130,108	163,324
Net Interest Income	3	231,980	111,136	120,844
Net Fee and Commission Income	4	29,965	3,698	26,266
Net Trading Income	5	16,929	6,491	10,437
Net Other Operating Income	6	14,558	8,782	5,775
International Gross Profits	7	135,917	19,906	116,010
Net Interest Income	8	83,986	5,824	78,162
Net Fee and Commission Income	9	25,865	4,062	21,803
Net Trading Income	10	(5,140)	1,213	(6,353)
Net Other Operating Income	11	31,205	8,806	22,398
General and Administrative Expenses (Excluding Non-recurring Losses)	12	(108,080)	(3,387)	(104,693)
Expense Ratio	13	*25.17%*	*(12.30%)*	*37.47%*
Personnel Expenses	14	(37,856)	(2,004)	(35,851)
Non-Personnel Expenses	15	(63,348)	(964)	(62,383)
Premium for Deposit Insurance	16	*(3,774)*	*(504)*	*(3,269)*
Miscellaneous Taxes	17	(6,876)	(418)	(6,458)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	18	321,269	146,627	174,641
Excluding Net Gains (Losses) related to Bonds	19	*287,437*	*122,258*	*165,178*
Reversal of General Reserve for Possible Losses on Loans	20	-	-	-
Net Business Profits	21	321,269	146,627	174,641
Net Gains related to Bonds	22	*33,831*	*24,368*	*9,462*
Net Non-recurring Losses	23	(16,686)	51,394	(68,080)
Net Gains related to Stocks	24	63,657	12,628	51,029
Expenses related to Portfolio Problems	25	(38,715)	41,564	(80,280)
Other	26	(41,627)	(2,798)	(38,829)
Ordinary Profits	27	304,583	198,022	106,560
Net Extraordinary Gains	28	53,574	(76,105)	129,679
Net Gains (Losses) on Disposal of Premises and Equipment	29	*732*	*1,941*	*(1,208)*
Loss on Impairment of Fixed Assets	30	*(4,826)*	*5,293*	*(10,119)*
Gains (Losses) related to Retirement Benefits	31	-	*3,359*	*(3,359)*
** Reversal of Reserves for Possible Losses on Loans, etc.*	32	*53,730*	*(86,456)*	*140,186*
** Reversal of Reserve for Possible Losses on Investments*	33	*3,331*	*3,289*	*41*
Income before Income Taxes	34	358,157	121,917	236,240
Income Taxes - Current	35	(26)	1	(28)
- Deferred	36	(56,868)	23,453	(80,321)
Net Income	37	301,262	145,372	155,890

* Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

Credit-related Costs	38	15,014	(44,891)	59,906

* Credit-related Costs [38] = Expenses Related to Portfolio Problems [25] + Reversal of General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [32]

(Reference) Breakdown of Credit-related Costs

Provision for (Reversal of) General Reserve for Possible Losses on Loans	39	67,947	(94,686)	162,634
Losses on Write-offs of Loans	40	5,371	84,618	(79,246)
Provision for Specific Reserve for Possible Losses on Loans	41	(28,251)	(2,125)	(26,125)
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	42	1,127	(1,140)	2,267
Provision for Reserve for Contingencies	43	(30,028)	(31,438)	1,410
Other Losses on Sales of Loans	44	(1,153)	(119)	(1,034)
Total	45	15,014	(44,891)	59,906

Non-Consolidated

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

(Millions of yen)

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Gross Profits	1	74,603	11,289	63,314
Domestic Gross Profits	2	73,971	10,116	63,855
Net Interest Income	3	22,393	2,870	19,522
Fiduciary Income	4	33,680	6,879	26,800
Credit Costs for Trust Accounts	5	*(603)*	*843*	*(1,446)*
Net Fee and Commission Income	6	15,894	3,451	12,442
Net Trading Income	7	400	(1,085)	1,486
Net Other Operating Income	8	1,603	(1,999)	3,603
International Gross Profits	9	631	1,173	(541)
Net Interest Income	10	(686)	(1,641)	954
Net Fee and Commission Income	11	(33)	(122)	88
Net Trading Income	12	263	1,711	(1,448)
Net Other Operating Income	13	1,088	1,225	(136)
General and Administrative Expenses (Excluding Non-recurring Losses)	14	(37,485)	(1,981)	(35,503)
Expense Ratio	15	*49.84%*	*(4.98%)*	*54.82%*
Personnel Expenses	16	(14,673)	(962)	(13,710)
Non-Personnel Expenses	17	(21,469)	(1,136)	(20,333)
Premium for Deposit Insurance	18	*(1,524)*	*99*	*(1,624)*
Miscellaneous Taxes	19	(1,342)	117	(1,459)
*1. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	20	37,722	8,464	29,257
Excluding Net Gains (Losses) related to Bonds	21	*35,206*	*9,423*	*25,783*
Reversal of General Reserve for Possible Losses on Loans	22	(6,168)	1,478	(7,647)
Net Business Profits	23	30,949	10,786	20,162
Net Gains related to Bonds	24	*2,515*	*(958)*	*3,474*
Net Non-recurring Losses	25	(1,177)	(726)	(450)
Net Gains related to Stocks	26	2,054	(2,298)	4,352
Expenses related to Portfolio Problems	27	(209)	691	(900)
Other	28	(3,022)	880	(3,902)
Ordinary Profits	29	29,772	10,060	19,712
Net Extraordinary Gains	30	6,794	5,621	1,173
Net Gains (Losses) on Disposal of Premises and Equipment	31	*554*	*1,050*	*(495)*
Loss on Impairment of Fixed Assets	32	*(1,713)*	*(1,465)*	*(248)*
Gains (Losses) related to Retirement Benefits	33	-	*541*	*(541)*
**2. Reversal of Reserves for Possible Losses on Loans, etc.*	34	*4,034*	*3,132*	*901*
**2. Reversal of Reserve for Possible Losses on Investments*	35	-	-	-
Income before Income Taxes	36	36,567	15,681	20,885
Income Taxes - Current	37	(16)	14	(30)
- Deferred	38	(10,669)	(44)	(10,625)
Net Income	39	25,880	15,651	10,229

*1. Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) [20]
= Gross Profits[1] + General and Administrative Expenses (Excluding Non-recurring Losses)[14] - Credit Costs for Trust Accounts[5]

*2. Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans, etc. /on Investments.

Credit-related Costs	40	(2,947)	6,146	(9,093)

* Credit-related Costs [40] = Expenses Related to Portfolio Problems [27] + Reversal of General Reserve for Possible Losses on Loans [22]
+ Reversal of Reserves for Possible Losses on Loans, etc. [34] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	41	(603)	843	(1,446)
Provision for (Reversal of) General Reserve for Possible Losses on Loans	42	(1,653)	5,256	(6,909)
Losses on Write-offs of Loans	43	(926)	410	(1,336)
Provision for Specific Reserve for Possible Losses on Loans	44	390	(300)	691
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	45	19	(11)	30
Provision for Reserve for Contingencies	46	-	-	-
Other Losses on Sales of Loans	47	(173)	(51)	(122)
Total	48	(2,947)	6,146	(9,093)

2. Interest Margin (Domestic Operations)

Non-Consolidated

(%)

Aggregated Figures of MHBK and MHCB

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Return on Interest-Earning Assets	(A)	1.25	0.20	1.04
Return on Loans and Bills Discounted	(B)	1.33	(0.14)	1.48
Return on Securities		1.24	0.77	0.46
Cost of Funding (including Expenses)	(C)	0.77	(0.05)	0.82
Cost of Deposits and Debentures (including Expenses)	(D)	0.90	(0.08)	0.98
Cost of Deposits and Debentures	(E)	0.08	(0.02)	0.11
Cost of Other External Liabilities		0.15	(0.05)	0.20
Net Interest Margin	(A)-(C)	0.47	0.25	0.22
Loan and Deposit Rate Margin (including Expenses)	(B)-(D)	0.43	(0.06)	0.49
Loan and Deposit Rate Margin	(B)-(E)	1.24	(0.11)	1.36

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

Return on Loans and Bills Discounted	(F)	1.45	(0.14)	1.60
Loan and Deposit Rate Margin (including Expenses)	(F)-(D)	0.55	(0.06)	0.61
Loan and Deposit Rate Margin	(F)-(E)	1.36	(0.11)	1.48

Mizuho Bank

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Return on Interest-Earning Assets	(A)	1.03	(0.08)	1.11
Return on Loans and Bills Discounted	(B)	1.57	(0.09)	1.67
Return on Securities		0.27	(0.00)	0.28
Cost of Funding (including Expenses)	(C)	0.86	(0.07)	0.94
Cost of Deposits and Debentures (including Expenses)	(D)	0.92	(0.08)	1.01
Cost of Deposits and Debentures	(E)	0.02	(0.00)	0.03
Cost of Other External Liabilities		0.24	(0.11)	0.35
Net Interest Margin	(A)-(C)	0.16	(0.00)	0.17
Loan and Deposit Rate Margin (including Expenses)	(B)-(D)	0.64	(0.01)	0.66
Loan and Deposit Rate Margin	(B)-(E)	1.55	(0.09)	1.64

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

Return on Loans and Bills Discounted	(F)	1.73	(0.12)	1.86
Loan and Deposit Rate Margin (including Expenses)	(F)-(D)	0.80	(0.04)	0.85
Loan and Deposit Rate Margin	(F)-(E)	1.70	(0.12)	1.82

Mizuho Corporate Bank

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Return on Interest-Earning Assets	(A)	1.63	0.71	0.92
Return on Loans and Bills Discounted	(B)	0.92	(0.21)	1.13
Return on Securities		3.12	2.40	0.72
Cost of Funding (including Expenses)	(C)	0.59	(0.02)	0.62
Cost of Deposits and Debentures (including Expenses)	(D)	0.83	(0.07)	0.91
Cost of Deposits and Debentures	(E)	0.24	(0.08)	0.33
Cost of Other External Liabilities		0.12	(0.04)	0.16
Net Interest Margin	(A)-(C)	1.04	0.74	0.29
Loan and Deposit Rate Margin (including Expenses)	(B)-(D)	0.08	(0.13)	0.22
Loan and Deposit Rate Margin	(B)-(E)	0.67	(0.12)	0.80

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

Return on Loans and Bills Discounted	(F)	0.98	(0.18)	1.16
Loan and Deposit Rate Margin (including Expenses)	(F)-(D)	0.15	(0.10)	0.25
Loan and Deposit Rate Margin	(F)-(E)	0.73	(0.09)	0.83

Mizuho Trust & Banking (3 domestic accounts)

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Return on Interest-Earning Assets	(A)	1.25	(0.11)	1.36
Return on Loans and Bills Discounted	(B)	1.61	(0.05)	1.67
Return on Securities		0.63	(0.01)	0.65
Cost of Funding	(C)	0.27	(0.08)	0.35
Cost of Deposits	(D)	0.16	(0.05)	0.21
Net Interest Margin	(A)-(C)	0.97	(0.02)	1.00
Loan and Deposit Rate Margin (including Expenses)	(B)-(D)	1.45	(0.00)	1.46

*3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amount (loan trusts + jointly-managed money trusts).

*Deposits include NCDs.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

(Millions of yen, %)

Total	First Half of Fiscal 2005		Change		First Half of Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	106,100,887	1.64	(191,325)	0.36	106,292,213	1.28
Loans	*56,552,127*	*1.59*	*(1,392,645)*	*0.00*	*57,944,772*	*1.59*
Securities	*38,630,442*	*1.69*	*5,239,997*	*0.81*	*33,390,444*	*0.88*
Source of Funds	109,232,017	0.53	(386,471)	0.17	109,618,488	0.35
Deposits	*67,345,143*	*0.31*	*2,693,704*	*0.15*	*64,651,438*	*0.15*
NCDs	*9,729,543*	*0.15*	*(303,662)*	*0.10*	*10,033,205*	*0.05*
Debentures	*7,630,808*	*0.69*	*(1,450,371)*	*(0.11)*	*9,081,180*	*0.81*
Call Money	*6,947,314*	*0.08*	*(2,232,477)*	*0.02*	*9,179,792*	*0.05*
Payables under Repurchase Agreements	*5,789,474*	*2.28*	*1,215,346*	*1.21*	*4,574,128*	*1.06*
Bills Sold	*3,223,953*	*0.00*	*1,297,150*	*(0.00)*	*1,926,802*	*0.00*
Commercial Paper	*30,409*	*0.02*	*(95,912)*	*(0.00)*	*126,322*	*0.03*
Borrowed Money	*3,558,178*	*3.51*	*(312,012)*	*(0.03)*	*3,870,190*	*3.55*

Domestic Operations

Domestic Operations	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	87,811,703	1.25	(2,589,538)	0.20	90,401,241	1.04
Loans	*50,570,226*	*1.33*	*(2,149,514)*	*(0.14)*	*52,719,741*	*1.47*
Securities	*31,420,558*	*1.24*	*2,892,639*	*0.77*	*28,527,919*	*0.46*
Source of Funds	91,599,722	0.10	(2,326,739)	(0.02)	93,926,462	0.13
Deposits	*57,757,727*	*0.01*	*1,831,683*	*(0.00)*	*55,926,043*	*0.02*
NCDs	*9,324,297*	*0.02*	*(552,544)*	*(0.00)*	*9,876,841*	*0.02*
Debentures	*7,620,368*	*0.69*	*(1,439,512)*	*(0.11)*	*9,059,880*	*0.80*
Call Money	*6,856,797*	*0.02*	*(2,244,571)*	*(0.01)*	*9,101,368*	*0.03*
Payables under Repurchase Agreements	*1,019,659*	*0.00*	*164,203*	*(0.00)*	*855,455*	*0.00*
Bills Sold	*3,223,953*	*0.00*	*1,297,150*	*(0.00)*	*1,926,802*	*0.00*
Commercial Paper	*30,409*	*0.02*	*(95,912)*	*(0.00)*	*126,322*	*0.03*
Borrowed Money	*892,773*	*1.86*	*(44,159)*	*(0.64)*	*936,933*	*2.50*

International Operations

International Operations	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	19,224,531	3.38	2,358,617	0.90	16,865,914	2.47
Loans	*5,981,900*	*3.83*	*756,869*	*1.05*	*5,225,030*	*2.78*
Securities	*7,209,883*	*3.66*	*2,347,358*	*0.37*	*4,862,525*	*3.29*
Source of Funds	18,567,641	2.62	1,900,673	1.00	16,666,968	1.61
Deposits	*9,587,416*	*2.07*	*862,021*	*1.06*	*8,725,394*	*1.00*
NCDs	*405,245*	*3.31*	*248,881*	*1.28*	*156,363*	*2.03*
Debentures	*10,439*	*3.48*	*(10,859)*	*(1.97)*	*21,299*	*5.45*
Call Money	*90,517*	*4.25*	*12,093*	*1.50*	*78,423*	*2.75*
Payables under Repurchase Agreements	*4,769,815*	*2.76*	*1,051,142*	*1.45*	*3,718,672*	*1.30*
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*2,665,404*	*4.07*	*(267,852)*	*0.18*	*2,933,257*	*3.88*

Mizuho Bank

(Millions of yen, %)

Total	First Half of Fiscal 2005		Change		First Half of Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	58,502,780	1.08	(516,012)	(0.05)	59,018,793	1.14
Loans	*32,131,368*	*1.57*	*(2,191,648)*	*(0.08)*	*34,323,016*	*1.65*
Securities	*21,562,009*	*0.36*	*4,702,707*	*0.00*	*16,859,301*	*0.36*
Source of Funds	61,529,108	0.13	(337,022)	0.01	61,866,130	0.11
Deposits	*49,725,262*	*0.05*	*1,131,024*	*0.01*	*48,594,237*	*0.04*
NCDs	*3,460,840*	*0.03*	*(791,492)*	*0.00*	*4,252,333*	*0.02*
Debentures	*2,284,572*	*0.17*	*(377,209)*	*(0.07)*	*2,661,782*	*0.25*
Call Money	*1,626,212*	*0.00*	*(147,538)*	*(0.00)*	*1,773,750*	*0.00*
Payables under Repurchase Agreements	*234,341*	*0.00*	*88,540*	*(0.00)*	*145,800*	*0.00*
Bills Sold	*763,211*	*0.00*	*267,326*	*(0.00)*	*495,885*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*1,298,184*	*2.66*	*(241,796)*	*0.06*	*1,539,981*	*2.59*

Domestic Operations

Use of Funds	56,395,598	1.03	(484,501)	(0.08)	56,880,099	1.11
Loans	*31,886,502*	*1.56*	*(2,244,431)*	*(0.08)*	*34,130,934*	*1.65*
Securities	*20,765,696*	*0.27*	*4,408,908*	*(0.00)*	*16,356,787*	*0.28*
Source of Funds	59,497,050	0.04	(136,845)	(0.00)	59,633,895	0.05
Deposits	*48,704,966*	*0.02*	*1,209,145*	*(0.00)*	*47,495,821*	*0.02*
NCDs	*3,459,652*	*0.03*	*(792,680)*	*0.00*	*4,252,333*	*0.02*
Debentures	*2,284,572*	*0.17*	*(377,209)*	*(0.07)*	*2,661,782*	*0.25*
Call Money	*1,626,212*	*0.00*	*(147,538)*	*(0.00)*	*1,773,750*	*0.00*
Payables under Repurchase Agreements	*234,341*	*0.00*	*88,540*	*(0.00)*	*145,800*	*0.00*
Bills Sold	*763,211*	*0.00*	*267,326*	*(0.00)*	*495,885*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*379,014*	*1.88*	*(146,426)*	*(0.06)*	*525,441*	*1.95*

International Operations

Use of Funds	2,481,415	2.16	38,272	0.47	2,443,143	1.69
Loans	*244,865*	*2.02*	*52,783*	*0.38*	*192,082*	*1.64*
Securities	*796,313*	*2.61*	*293,799*	*(0.28)*	*502,514*	*2.90*
Source of Funds	2,406,291	2.28	(130,394)	0.57	2,536,685	1.71
Deposits	*1,020,295*	*1.61*	*(78,121)*	*0.80*	*1,098,416*	*0.80*
NCDs	*1,187*	*0.07*	*1,187*	*0.07*	-	-
Debentures	-	-	-	-	-	-
Call Money	-	-	-	-	-	-
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*919,170*	*2.98*	*(95,369)*	*0.05*	*1,014,540*	*2.93*

Mizuho Corporate Bank

(Millions of yen, %)

Total	First Half of Fiscal 2005		Change		First Half of Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	47,598,107	2.33	324,687	0.88	47,273,420	1.44
Loans	*24,420,758*	*1.62*	*799,002*	*0.13*	*23,621,755*	*1.49*
Securities	*17,068,432*	*3.37*	*537,289*	*1.96*	*16,531,142*	*1.41*
Source of Funds	47,702,909	1.05	(49,448)	0.38	47,752,358	0.66
Deposits	*17,619,881*	*1.03*	*1,562,680*	*0.54*	*16,057,200*	*0.49*
NCDs	*6,268,702*	*0.22*	*487,830*	*0.15*	*5,780,871*	*0.07*
Debentures	*5,346,235*	*0.91*	*(1,073,162)*	*(0.12)*	*6,419,397*	*1.04*
Call Money	*5,321,102*	*0.10*	*(2,084,939)*	*0.03*	*7,406,042*	*0.07*
Payables under Repurchase Agreements	*5,555,132*	*2.37*	*1,126,805*	*1.27*	*4,428,327*	*1.09*
Bills Sold	*2,460,742*	*0.00*	*1,029,824*	*(0.00)*	*1,430,917*	*0.00*
Commercial Paper	*30,409*	*0.02*	*(95,912)*	*(0.00)*	*126,322*	*0.03*
Borrowed Money	*2,259,993*	*4.00*	*(70,215)*	*(0.17)*	*2,330,208*	*4.18*

Domestic Operations

Use of Funds	31,416,105	1.63	(2,105,036)	0.71	33,521,141	0.92
Loans	*18,683,723*	*0.92*	*94,916*	*(0.20)*	*18,588,807*	*1.13*
Securities	*10,654,862*	*3.12*	*(1,516,269)*	*2.40*	*12,171,131*	*0.72*
Source of Funds	32,102,672	0.22	(2,189,894)	(0.05)	34,292,567	0.27
Deposits	*9,052,760*	*0.00*	*622,537*	*(0.00)*	*8,430,222*	*0.00*
NCDs	*5,864,644*	*0.01*	*240,136*	*(0.00)*	*5,624,508*	*0.02*
Debentures	*5,335,795*	*0.91*	*(1,062,302)*	*(0.11)*	*6,398,097*	*1.02*
Call Money	*5,230,585*	*0.03*	*(2,097,032)*	*(0.01)*	*7,327,618*	*0.04*
Payables under Repurchase Agreements	*785,317*	*0.00*	*75,662*	*(0.00)*	*709,655*	*0.00*
Bills Sold	*2,460,742*	*0.00*	*1,029,824*	*(0.00)*	*1,430,917*	*0.00*
Commercial Paper	*30,409*	*0.02*	*(95,912)*	*(0.00)*	*126,322*	*0.03*
Borrowed Money	*513,758*	*1.84*	*102,266*	*(1.35)*	*411,492*	*3.20*

International Operations

Use of Funds	16,743,116	3.56	2,320,345	0.95	14,422,770	2.61
Loans	*5,737,034*	*3.91*	*704,086*	*1.09*	*5,032,948*	*2.82*
Securities	*6,413,570*	*3.79*	*2,053,559*	*0.45*	*4,360,011*	*3.33*
Source of Funds	16,161,350	2.67	2,031,067	1.07	14,130,283	1.60
Deposits	*8,567,121*	*2.12*	*940,142*	*1.09*	*7,626,978*	*1.03*
NCDs	*404,057*	*3.32*	*247,694*	*1.29*	*156,363*	*2.03*
Debentures	*10,439*	*3.48*	*(10,859)*	*(1.97)*	*21,299*	*5.45*
Call Money	*90,517*	*4.25*	*12,093*	*1.50*	*78,423*	*2.75*
Payables under Repurchase Agreements	*4,769,815*	*2.76*	*1,051,142*	*1.45*	*3,718,672*	*1.30*
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*1,746,234*	*4.64*	*(172,482)*	*0.25*	*1,918,716*	*4.39*

Mizuho Trust & Banking (Banking Account)

(Millions of yen, %)

Total	First Half of Fiscal 2005		Change		First Half of Fiscal 2004	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,297,705	1.29	439,722	(0.05)	4,857,983	1.35
Loans	*3,251,079*	*1.60*	*136,183*	*(0.04)*	*3,114,895*	*1.64*
Securities	*1,688,342*	*0.91*	*230,401*	*(0.00)*	*1,457,941*	*0.91*
Source of Funds	5,314,476	0.52	367,634	(0.04)	4,946,842	0.56
Deposits	*2,360,060*	*0.25*	*(151,176)*	*(0.08)*	*2,511,237*	*0.33*
NCDs	*590,023*	*0.05*	*51,056*	*0.00*	*538,967*	*0.04*
Debentures	-	-	-	-	-	-
Call Money	*667,167*	*0.07*	*415,092*	*0.06*	*252,075*	*0.01*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	*147,114*	*0.00*	*73,665*	*(0.00)*	*73,449*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*76,633*	*1.37*	*(21,771)*	*(0.23)*	*98,404*	*1.61*

Domestic Operations

	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	4,970,793	1.22	449,398	(0.05)	4,521,394	1.28
Loans	*3,214,222*	*1.59*	*151,079*	*(0.04)*	*3,063,143*	*1.64*
Securities	*1,354,876*	*0.61*	*175,286*	*0.08*	*1,179,589*	*0.53*
Source of Funds	4,983,761	0.37	377,161	(0.10)	4,606,600	0.47
Deposits	*2,343,900*	*0.24*	*(149,032)*	*(0.09)*	*2,492,932*	*0.33*
NCDs	*590,023*	*0.05*	*51,056*	*0.00*	*538,967*	*0.04*
Debentures	-	-	-	-	-	-
Call Money	*653,792*	*0.01*	*402,710*	*0.00*	*251,081*	*0.00*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	*147,114*	*0.00*	*73,665*	*(0.00)*	*73,449*	*0.00*
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*1,302*	*1.68*	*(8,821)*	*(2.16)*	*10,124*	*3.85*

International Operations

	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	456,421	1.75	30,793	(0.16)	425,627	1.92
Loans	*36,857*	*2.03*	*(14,895)*	*0.08*	*51,752*	*1.95*
Securities	*333,466*	*2.11*	*55,115*	*(0.41)*	*278,351*	*2.53*
Source of Funds	460,223	2.04	30,942	0.57	429,281	1.46
Deposits	*16,160*	*1.96*	*(2,144)*	*1.00*	*18,305*	*0.96*
NCDs	-	-	-	-	-	-
Debentures	-	-	-	-	-	-
Call Money	*13,375*	*3.21*	*12,381*	*1.10*	*993*	*2.10*
Payables under Repurchase Agreements	-	-	-	-	-	-
Bills Sold	-	-	-	-	-	-
Commercial Paper	-	-	-	-	-	-
Borrowed Money	*75,330*	*1.37*	*(12,949)*	*0.02*	*88,280*	*1.35*

4. Net Gains (Losses) on Securities

Non-Consolidated

(Millions of yen)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Bonds	37,367	45,507	(8,139)
Gains on Sales and Others	54,920	8,367	46,553
Losses on Sales and Others	(18,931)	19,680	(38,612)
Devaluation	(533)	(91)	(442)
Provision for Reserve for Possible Losses on Investments	2,880	3,156	(275)
Gains (Losses) on Derivatives other than for Trading	(967)	14,395	(15,362)

* Above figures don't include losses of ¥85,377 million related to Japanese Bonds etc., resulting from a review of the bond portfolio.
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Stocks	77,969	15,353	62,615
Gains on Sales	100,524	(18,102)	118,626
Losses on Sales	(1,541)	6,849	(8,390)
Devaluation	(22;787)	24,815	(47,602)
Provision for Reserve for Possible Losses on Investments	5,378	5,395	(17)
Gains (Losses) on Derivatives other than for Trading	(3,604)	(3,604)	-

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Bonds	(1,990)	19,086	(21,077)
Gains on Sales and Others	8,086	2,981	5,105
Losses on Sales and Others	(9,139)	4,479	(13,619)
Devaluation	(523)	(92)	(431)
Provision for Reserve for Possible Losses on Investments	(130)	(181)	51
Gains (Losses) on Derivatives other than for Trading	(282)	11,899	(12,182)

* Above figures don't include losses of ¥52,804 million related to Japanese Bonds etc., resulting from a review of the bond portfolio.
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Stocks	11,937	4,745	7,192
Gains on Sales	11,371	1,895	9,475
Losses on Sales	(344)	1,096	(1,441)
Devaluation	(4,147)	(3,304)	(843)
Provision for Reserve for Possible Losses on Investments	5,058	5,057	1
Gains (Losses) on Derivatives other than for Trading	-	-	-

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

(Millions of yen)

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Bonds	36,842	27,379	9,462
Gains on Sales and Others	44,886	7,956	36,929
Losses on Sales and Others	(9,758)	14,701	(24,460)
Devaluation	-	10	(10)
Provision for Reserve for Possible Losses on Investments	3,011	3,338	(327)
Gains (Losses) on Derivatives other than for Trading	(1,295)	1,372	(2,668)

* Above figures don't include losses of ¥32,572 million related to Japanese Bonds etc., resulting from a review of the bond portfolio.
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Stocks	63,977	12,906	51,070
Gains on Sales	86,612	(16,895)	103,508
Losses on Sales	(1,185)	5,689	(6,874)
Devaluation	(18,165)	27,378	(45,543)
Provision for Reserve for Possible Losses on Investments	320	338	(18)
Gains (Losses) on Derivatives other than for Trading	(3,604)	(3,604)	-

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Bonds	2,515	(958)	3,474
Gains on Sales and Others	1,947	(2,570)	4,518
Losses on Sales and Others	(33)	499	(532)
Devaluation	(9)	(9)	-
Provision for Reserve for Possible Losses on Investments	-	-	-
Gains (Losses) on Derivatives other than for Trading	611	1,122	(511)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Net Gains (Losses) related to Stocks	2,054	(2,298)	4,352
Gains on Sales	2,540	(3,102)	5,642
Losses on Sales	(11)	62	(74)
Devaluation	(474)	740	(1,215)
Provision for Reserve for Possible Losses on Investments	-	-	-
Gains (Losses) on Derivatives other than for Trading	-	-	-

5. Unrealized Gains (Losses) on Securities

Consolidated

(1) Other Securities (which have fair value)

(Millions of yen)

	As of September 30, 2005				As of March 31, 2005			As of September 30, 2004		
	Book Value (=Fair Value)	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses
Other Securities	33,351,087	1,322,382	1,605,403	283,021	996,700	1,232,628	235,927	679,711	947,490	267,778
Stocks	4,506,506	1,475,884	1,537,477	61,592	1,109,605	1,174,385	64,780	822,920	900,362	77,442
Bonds	21,295,087	(119,542)	4,420	123,962	(76,218)	15,873	92,092	(140,087)	11,759	151,846
Japanese Government Bonds	*20,701,358*	*(119,188)*	*1,275*	*120,463*	*(81,239)*	*9,891*	*91,131*	*(143,321)*	*6,672*	*149,994*
Other	7,549,493	(33,959)	63,506	97,466	(36,685)	42,369	79,054	(3,121)	35,367	38,489

* In addition to "Securities" indicated on the consolidated balance sheet, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
* Japanese stocks with a quoted market price are stated at fair value, determined by the average quoted market price over the month preceding the consolidated balance sheet date, others which have readily determinable fair value are stated at fair value, at the consolidated balance sheet date.
* The book values of Other Securities which have readily determinable fair value are stated at fair value, so the Unrealized Gains (Losses) indicate the difference between book values on the consolidated balance sheet and the acquisition cost.
  Net Unrealized Gains include ¥18,914 million, ¥54,074 million and ¥32,904 million which was recognized in the Statement of Operations of September 30, 2005, March 31, 2005, and September 30, 2004, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax and consolidation adjustments as of September 30, 2005, March 31, 2005 and September 30, 2004 are ¥1,303,468 million, ¥942,625 million and ¥646,807 million, respectively.
* Unrealized Gains (Losses) on Other Securities (recorded directly to Shareholders' Equity after tax and consolidation adjustments, excluding the amount recognized in the Statement of Operations by applying the fair-value hedge method and other, including translation differences regarding securities that do not have fair value) as of September 30, 2005, March 31, 2005 and September 30, 2004 are ¥748,121 million, ¥538,027 million and ¥350,491 million, respectively.

(2) Bonds Held to Maturity (which have fair value)

(Millions of yen)

	As of September 30, 2005				As of March 31, 2005			As of September 30, 2004		
	Book Value	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses
Bonds Held to Maturity	1,525,011	(3,316)	3,671	6,988	1,237	7,192	5,954	5,845	5,873	28

Non-Consolidated

(1) Other Securities (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of September 30, 2005				As of March 31, 2005			As of September 30, 2004		
	Book Value (=Fair Value)	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses
Other Securities	32,796,212	1,273,775	1,556,282	282,506	936,504	1,171,224	234,720	629,937	895,632	265,695
Stocks	4,457,349	1,428,893	1,490,829	61,936	1,050,864	1,115,424	64,559	773,963	850,816	76,853
Bonds	21,108,874	(119,400)	4,379	123,779	(75,964)	16,052	92,017	(139,595)	11,828	151,424
Japanese Government Bonds	*20,466,843*	*(118,999)*	*1,257*	*120,256*	*(81,373)*	*9,684*	*91,058*	*(142,924)*	*6,650*	*149,574*
Other	7,229,988	(35,717)	61,073	96,791	(38,395)	39,748	78,144	(4,429)	32,987	37,417

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Other Securities	16,421,726	170,532	284,259	113,727	89,265	200,337	111,072	9,545	169,573	160,027
Stocks	939,101	248,985	270,888	21,903	169,037	192,309	23,272	129,995	161,107	31,111
Bonds	14,861,730	(74,007)	1,440	75,447	(67,271)	4,566	71,837	(112,055)	4,926	116,982
Japanese Government Bonds	*14,747,456*	*(72,773)*	*1,253*	*74,027*	*(67,524)*	*3,712*	*71,236*	*(111,573)*	*4,374*	*115,947*
Other	620,894	(4,445)	11,930	16,376	(12,500)	3,461	15,961	(8,394)	3,539	11,933

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Other Securities	14,790,472	978,084	1,131,368	153,284	744,104	859,192	115,087	546,141	643,756	97,615
Stocks	3,183,946	1,041,209	1,080,294	39,084	774,056	813,585	39,529	567,810	610,206	42,395
Bonds	5,254,548	(37,068)	2,567	39,636	(9,507)	9,736	19,244	(28,312)	4,425	32,737
Japanese Government Bonds	*4,820,303*	*(37,817)*	*2*	*37,820*	*(13,856)*	*5,071*	*18,927*	*(31,621)*	*438*	*32,060*
Other	6,351,977	(26,055)	48,507	74,563	(20,443)	35,869	56,313	6,643	29,125	22,482

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

Other Securities	1,584,013	125,158	140,654	15,495	103,134	111,695	8,560	74,250	82,302	8,052
Stocks	334,301	138,698	139,646	947	107,771	109,529	1,757	76,156	79,503	3,346
Bonds	992,596	(8,324)	371	8,695	814	1,748	934	772	2,477	1,704
Japanese Government Bonds	*899,082*	*(8,408)*	*0*	*8,409*	*7*	*901*	*894*	*270*	*1,837*	*1,566*
Other	257,115	(5,215)	636	5,851	(5,451)	417	5,868	(2,678)	322	3,001

* In addition to "Securities" indicated on the balance sheet, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
* Japanese stocks with a quoted market price are stated at fair value, determined by the average quoted market price over the month preceding the balance sheet date, others which have readily determinable fair value are stated at fair value, at the balance sheet date.
* The book values of Other Securities which have readily determinable fair value are stated at fair value, so the Unrealized Gains (Losses) indicate the difference between book values on the balance sheet and the acquisition cost.
  Net Unrealized Gains include ¥18,914 million, ¥54,074 million and ¥32,904 million which was recognized in the Statement of Operations of September 30, 2005, March 31, 2005, and September 30, 2004, respectively, by applying the fair-value hedge method and other. As a result, the base amount to be recorded directly to Shareholders' Equity after tax adjustment as of September 30, 2005, March 31, 2005 and September 30, 2004 are ¥1,254,861 million, ¥882,429 million and ¥597,033 million, respectively.
* Unrealized Gains (Losses) on Other Securities (recorded directly to Shareholders' Equity after tax adjustment, excluding the amount recognized in the Statement of Operations by applying the fair-value hedge method and other, including translation differences regarding securities that do not have fair value) are as follows:

(Millions of yen)

	As of September 30, 2005	As of March 31, 2005	As of September 30, 2004
Aggregated Figures of the 3 Banks and Revitalization Subsidiaries	744,827	523,774	344,845
Mizuho Bank + Revitalization Subsidiary	90,620	20,906	(23,358)
Mizuho Corporate Bank + Revitalization Subsidiaries	579,862	441,606	324,099
Mizuho Trust & Banking + Revitalization Subsidiary	74,344	61,262	44,104

(2) Bonds Held to Maturity (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Millions of yen)

	As of September 30, 2005				As of March 31, 2005			As of September 30, 2004		
	Book Value	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses
Aggregated Figures of the 3 Banks and Revitalization	1,525,011	(3,316)	3,671	6,988	1,237	7,192	5,954	5,845	5,873	28
Mizuho Bank + Revitalization Subsidiary	1,525,011	(3,316)	3,671	6,988	1,237	7,192	5,954	5,845	5,873	28
Mizuho Corporate Bank + Revitalization Subsidiaries	-	-	-	-	-	-	-	-	-	-
Mizuho Trust & Banking + Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-

(3) Investment in Subsidiaries and Affiliates (which have fair value)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Millions of yen)

	As of September 30, 2005				As of March 31, 2005			As of September 30, 2004		
	Book Value	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses	Unrealized Gains (Losses)	Gains	Losses
Aggregated Figures of the 3 Banks and Revitalization	78,783	77,320	77,320	-	74,207	74,207	-	60,194	60,194	-
Mizuho Bank + Revitalization Subsidiary	67,098	56,492	56,492	-	54,733	54,733	-	43,853	43,853	-
Mizuho Corporate Bank + Revitalization Subsidiaries	11,684	20,828	20,828	-	19,473	19,473	-	16,341	16,341	-
Mizuho Trust & Banking + Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-

Mizuho Financial Group (Non-Consolidated) (Millions of yen)

Investment in Subsidiaries and Affiliates	137,171	588,634	588,634	-	634,613	634,613	-	563,355	563,355	-

(Reference)

Unrealized Gains (Losses) on Other Securities

(the base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains (Losses) were recognized in the Statement of Operations by applying the fair-value hedge method and other. They were excluded from Unrealized Gains (Losses) on Other Securities.
These adjusted Unrealized Gains (Losses) were the base amount, which was to be recorded directly to Shareholders' Equity after tax and other necessary adjustments.
The base amount was as follows:

Consolidated

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
	Unrealized Gains (Losses)	Change from March 31, 2005	Change from September 30, 2004	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	1,303,468	360,842	656,661	942,625	646,807
Stocks	1,475,884	366,279	652,964	1,109,605	822,920
Bonds	(138,081)	(7,787)	34,910	(130,293)	(172,991)
Japanese Government Bonds	*(137,122)*	*(1,808)*	*39,103*	*(135,314)*	*(176,225)*
Other	(34,335)	2,350	(31,213)	(36,685)	(3,121)

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
	Unrealized Gains (Losses)	Change from March 31, 2005	Change from September 30, 2004	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	1,254,861	372,432	657,827	882,429	597,033
Stocks	1,428,893	378,028	654,929	1,050,864	773,963
Bonds	(137,939)	(7,899)	34,561	(130,039)	(172,500)
Japanese Government Bonds	*(136,933)*	*(1,485)*	*38,894*	*(135,448)*	*(175,828)*
Other	(36,092)	2,303	(31,662)	(38,395)	(4,429)

6. Projected Redemption of Other Securities

* The projected redemption schedule for securities classified as Bonds Held to Maturity and Other Securities with maturities is as follows:

Consolidated

(Billions of yen)

	As of September 30, 2005			
	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	12,014.5	7,210.3	3,663.6	1,485.3
Japanese Government Bonds	11,752.2	5,580.4	3,266.6	1,270.0
Japanese Local Government Bonds	2.8	97.1	40.8	9.6
Japanese Short-term Bonds	3.9	-	-	-
Japanese Corporate Bonds	255.5	1,532.6	356.2	205.7
Other	741.5	4,051.2	1,381.9	2,277.3

Non-Consolidated

Aggregated Figures of the 3 Banks

(Billions of yen)

	As of September 30, 2005			
	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	11,802.0	7,304.4	3,635.1	1,485.3
Japanese Government Bonds	11,551.2	5,575.3	3,238.0	1,270.0
Japanese Local Government Bonds	2.8	97.1	40.8	9.6
Japanese Corporate Bonds	247.9	1,631.8	356.2	205.7
Other	593.7	3,914.8	1,324.8	2,271.8

Mizuho Bank

Bonds	10,285.3	4,690.2	2,094.3	585.6
Japanese Government Bonds	10,191.3	3,369.9	1,801.8	552.2
Japanese Local Government Bonds	1.4	85.1	35.6	-
Japanese Corporate Bonds	92.5	1,235.1	256.8	33.4
Other	44.0	954.9	271.7	254.5

Mizuho Corporate Bank

Bonds	1,243.0	2,311.5	1,434.2	546.5
Japanese Government Bonds	1,099.8	2,014.0	1,341.6	364.7
Japanese Local Government Bonds	1.2	3.5	2.3	9.6
Japanese Corporate Bonds	141.8	293.9	90.2	172.2
Other	357.9	2,781.8	989.5	2,017.2

Mizuho Trust & Banking

Bonds	273.6	302.6	106.5	353.1
Japanese Government Bonds	259.9	191.4	94.5	353.1
Japanese Local Government Bonds	0.1	8.3	2.8	-
Japanese Corporate Bonds	13.4	102.8	9.1	-
Other	191.7	178.0	63.5	-

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Notional Amount of Interest Rate Swaps (qualifying for Hedge Accounting) by Remaining Contractual Term

(Billions of yen)

	As of September 30, 2005			
Aggregated Figures of the 3 Banks	Within 1 year	1-5 years	Over 5 years	
Receive Fixed / Pay Float	6,992.7	19,238.4	2,757.4	28,988.5
Receive Float / Pay Fixed	2,707.1	6,091.8	2,057.9	10,856.9
Receive Float / Pay Float	1,813.7	2,453.6	26.2	4,293.6
Receive Fixed / Pay Fixed	-	-	-	-
Total	11,513.5	27,783.9	4,841.5	44,139.1

Mizuho Bank

Receive Fixed / Pay Float	2,555.0	9,473.5	993.8	13,022.3
Receive Float / Pay Fixed	0.0	1,272.0	936.5	2,208.5
Receive Float / Pay Float	2.0	-	-	2.0
Receive Fixed / Pay Fixed	-	-	-	-
Total	2,557.0	10,745.5	1,930.3	15,232.9

Mizuho Corporate Bank

Receive Fixed / Pay Float	4,329.7	9,519.9	1,758.5	15,608.2
Receive Float / Pay Fixed	2,705.9	4,759.8	1,046.4	8,512.1
Receive Float / Pay Float	1,811.7	2,453.6	26.2	4,291.6
Receive Fixed / Pay Fixed	-	-	-	-
Total	8,847.3	16,733.4	2,831.2	28,412.0

Mizuho Trust & Banking

Receive Fixed / Pay Float	108.0	245.0	5.0	358.0
Receive Float / Pay Fixed	1.2	60.0	75.0	136.2
Receive Float / Pay Float	-	-	-	-
Receive Fixed / Pay Fixed	-	-	-	-
Total	109.2	305.0	80.0	494.2

(Reference)

Deferred Hedge Gains (Losses) of Derivative Transactions Qualifying for Hedge Accounting

(Billions of yen)

	As of September 30, 2005		
	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains (Losses)
Aggregated Figures of the 3 Banks	670.8	787.8	(117.0)
Mizuho Bank	149.0	215.9	(66.8)
Mizuho Corporate Bank	475.2	520.9	(45.6)
Mizuho Trust & Banking	46.4	50.9	(4.5)

* The above figures reflect all derivative transactions qualifying for hedge accounting.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligation

(Millions of yen)

Aggregated Figures of the 3 Banks

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,065,736	(29,254)	1,094,991
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,395,364	29,291	1,366,073
Unrecognized Net Obligation	(C)	278,141	(34,824)	312,965
Unrecognized Net Obligation at date of Initial Application of the New Accounting Standard for Employee Retirement Benefits (at the beginning of the fiscal year)		-	(22,459)	22,459
Amount amortized during the period		-	(11,229)	11,229
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		278,141	(12,364)	290,506
Amount amortized during the period		23,843	(9,714)	33,557
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	616,324	23,528	592,795
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	8,555	(192)	8,747

Mizuho Bank

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	608,746	(18,191)	626,937
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	793,927	5,037	788,889
Unrecognized Net Obligation	(C)	204,696	(2,259)	206,955
Unrecognized Net Obligation at date of Initial Application of the New Accounting Standard for Employee Retirement Benefits (at the beginning of the fiscal year)		-	(14,656)	14,656
Amount amortized during the period		-	(7,328)	7,328
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		204,696	12,397	192,298
Amount amortized during the period		16,171	(4,492)	20,664
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	389,876	20,969	368,906
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	-	-	-

Mizuho Corporate Bank

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	340,784	(10,992)	351,776
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	481,438	18,352	463,085
Unrecognized Net Obligation	(C)	34,860	(24,870)	59,731
Unrecognized Net Obligation at date of Initial Application of the New Accounting Standard for Employee Retirement Benefits (at the beginning of the fiscal year)		-	(6,719)	6,719
Amount amortized during the period		-	(3,359)	3,359
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		34,860	(18,151)	53,012
Amount amortized during the period		4,506	(5,099)	9,606
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	175,514	4,474	171,040
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	-	-	-

Mizuho Trust & Banking

		First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	116,205	(70)	116,276
Discount Rate (%)		2.5	-	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	119,998	5,900	114,098
Unrecognized Net Obligation	(C)	38,584	(7,694)	46,278
Unrecognized Net Obligation at date of Initial Application of the New Accounting Standard for Employee Retirement Benefits (at the beginning of the fiscal year)		-	(1,083)	1,083
Amount amortized during the period		-	(541)	541
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		38,584	(6,610)	45,195
Amount amortized during the period		3,164	(121)	3,285
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	50,933	(1,915)	52,848
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	8,555	(192)	8,747

Expenses related to Employee Retirement Benefits

(Millions of yen)

Aggregated Figures of the 3 Banks

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Service Cost	(7,206)	934	(8,141)
Interest Cost	(13,321)	365	(13,687)
Expected Return on Plan Assets	25,116	1,893	23,223
Amortization of Unrecognized Actuarial Differences	(23,843)	9,714	(33,557)
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	-	11,229	(11,229)
Defined-Contribution Pension Plans Premium	(201)	(201)	-
Total	(19,455)	23,936	(43,392)

Mizuho Bank

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Service Cost	(4,725)	747	(5,473)
Interest Cost	(7,609)	227	(7,836)
Expected Return on Plan Assets	14,290	879	13,411
Amortization of Unrecognized Actuarial Differences	(16,171)	4,492	(20,664)
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	-	7,328	(7,328)
Defined-Contribution Pension Plans Premium	(120)	(120)	-
Total	(14,335)	13,555	(27,891)

Mizuho Corporate Bank

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Service Cost	(1,569)	166	(1,735)
Interest Cost	(4,259)	137	(4,397)
Expected Return on Plan Assets	8,665	793	7,872
Amortization of Unrecognized Actuarial Differences	(4,506)	5,099	(9,606)
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	-	3,359	(3,359)
Defined-Contribution Pension Plans Premium	(53)	(53)	-
Total	(1,723)	9,503	(11,227)

Mizuho Trust & Banking

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Service Cost	(911)	20	(932)
Interest Cost	(1,452)	0	(1,453)
Expected Return on Plan Assets	2,159	220	1,939
Amortization of Unrecognized Actuarial Differences	(3,164)	121	(3,285)
Amortization of Unrecognized Net Obligation at Date of Initial Application of the New Accounting Standard for Employee Retirement Benefits	-	541	(541)
Defined-Contribution Pension Plans Premium	(27)	(27)	-
Total	(3,396)	876	(4,273)

Consolidated

(Millions of yen)

	First Half of Fiscal 2005	Change	First Half of Fiscal 2004
Projected Benefit Obligation (at the beginning of the fiscal year)	1,117,907	(23,779)	1,141,686
Unrecognized Net Obligation	287,633	(36,015)	323,649
Unrecognized Net Obligation at date of Initial Application of the New Accounting Standard for Employee Retirement Benefits (at the beginning of the fiscal year)	-	(24,550)	24,550
Amount amortized during the period	-	12,276	(12,276)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	287,633	(11,464)	299,098
Amount amortized during the period	(24,450)	9,527	(33,977)
Expenses related to Employee Retirement Benefits	(24,432)	25,410	(49,842)

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group (BIS)

(%, Billions of yen)

		As of September 30, 2005 (Preliminary)	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
(1)	Capital Adequacy Ratio	10.73	(1.18)	(1.13)	11.91	11.86
	Tier I Ratio	5.44	(0.75)	(0.57)	6.19	6.01
(2)	Tier I	3,862.4	(309.5)	(181.6)	4,172.0	4,044.1
	Common Stock and Preferred Stock	1,540.9	-	-	1,540.9	1,540.9
	Capital Surplus	69.6	(952.9)	(952.8)	1,022.5	1,022.5
	Retained Earnings	1,322.7	350.2	688.4	972.5	634.3
	Minority Interests in Consolidated Subsidiaries	1,114.1	34.9	38.3	1,079.2	1,075.7
	Preferred Stock Issued by Overseas SPCs	*942.8*	*14.9*	*5.5*	*927.9*	*937.2*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	(134.8)	259.7	(0.5)	(394.5)	(134.2)
	Foreign Currency Translation Adjustments	(50.1)	(1.4)	44.9	(48.6)	(95.1)
	Goodwill Equivalent	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II	4,039.2	82.7	(5.8)	3,956.4	4,045.1
	Amount included in Capital	*3,862.4*	*(93.9)*	*(181.6)*	*3,956.4*	*4,044.1*
	45% of Unrealized Gains on Other Securities	589.8	163.8	297.8	426.0	292.0
	45% of Revaluation Reserve for Land	141.4	(9.2)	(23.6)	150.7	165.1
	General Reserve for Possible Losses on Loans	550.3	(87.0)	(284.3)	637.3	834.6
	Debt Capital	2,757.5	15.1	4.3	2,742.3	2,753.1
	Perpetual Subordinated Debt and Other Debt Capital	*827.1*	*(27.1)*	*12.7*	*854.3*	*814.4*
	Subordinated Debt and Redeemable Preferred Stock	*1,930.3*	*42.2*	*(8.4)*	*1,888.0*	*1,938.7*
(4)	Deductions from Capital	115.1	6.8	1.6	108.2	113.5
(5)	Capital (2)+(3)-(4)	7,609.8	(410.3)	(364.8)	8,020.2	7,974.6
(6)	Risk-adjusted Assets	70,874.8	3,549.8	3,635.4	67,324.9	67,239.4
	On-balance-sheet Items	62,969.1	2,266.6	2,208.7	60,702.4	60,760.3
	Off-balance-sheet Items	6,488.5	799.3	1,107.1	5,689.1	5,381.3
	Assets Exposed to Credit Risk	69,457.6	3,066.0	3,315.9	66,391.5	66,141.7
	Market Risk Equivalent Divided by 8%	1,417.2	483.8	319.5	933.4	1,097.6

Mizuho Corporate Bank (BIS)

(%, Billions of yen)

		As of September 30, 2005 (Preliminary)	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
(1)	Capital Adequacy Ratio	12.91	(1.73)	(0.57)	14.64	13.48
	Tier I Ratio	7.20	(1.47)	(0.18)	8.67	7.38
(2)	Tier I	2,579.0	(299.0)	123.3	2,878.1	2,455.6
	Common Stock and Preferred Stock	1,070.9	-	-	1,070.9	1,070.9
	Capital Surplus	258.2	-	-	258.2	258.2
	Retained Earnings	607.2	(319.2)	60.0	926.5	547.2
	Minority Interests in Consolidated Subsidiaries	765.8	17.5	9.4	748.3	756.4
	Preferred Stock Issued by Overseas SPCs	*696.1*	*14.9*	*5.5*	*681.2*	*690.5*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	(55.7)	(1.8)	44.8	(53.8)	(100.5)
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	(67.5)	4.5	9.0	(72.1)	(76.6)
(3)	Tier II	2,136.7	75.2	(8.3)	2,061.4	2,145.0
	Amount included in Capital	*2,136.7*	*75.2*	*29.9*	*2,061.4*	*2,106.7*
	45% of Unrealized Gains on Other Securities	453.3	108.1	200.2	345.2	253.0
	45% of Revaluation Reserve for Land	29.8	(3.2)	(5.0)	33.1	34.9
	General Reserve for Possible Losses on Loans	264.3	(67.9)	(189.5)	332.2	453.8
	Debt Capital	1,389.2	38.3	(14.0)	1,350.9	1,403.2
	Perpetual Subordinated Debt and Other Debt Capital	*382.3*	*11.2*	*16.6*	*371.0*	*365.6*
	Subordinated Debt and Redeemable Preferred Stock	*1,006.9*	*27.0*	*(30.7)*	*979.8*	*1,037.6*
(4)	Deductions from Capital	92.0	13.3	10.4	78.7	81.5
(5)	Capital (2)+(3)-(4)	4,623.7	(237.1)	142.9	4,860.8	4,480.8
(6)	Risk-adjusted Assets	35,794.4	2,610.8	2,553.5	33,183.6	33,240.8
	On-balance-sheet Items	29,696.1	1,450.8	1,208.0	28,245.2	28,488.0
	Off-balance-sheet Items	4,740.2	700.4	1,027.0	4,039.7	3,713.2
	Assets Exposed to Credit Risk	34,436.3	2,151.3	2,235.0	32,285.0	32,201.3
	Market Risk Equivalent Divided by 8%	1,358.0	459.4	318.5	898.5	1,039.5

Mizuho Bank (Domestic Standard)

(%, Billions of yen)

		As of September 30, 2005 (Preliminary)	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
(1)	Capital Adequacy Ratio	10.58	(0.19)	0.01	10.77	10.57
	Tier I Ratio	5.94	0.06	0.10	5.88	5.84
(2)	Tier I	1,881.7	37.3	49.4	1,844.3	1,832.3
	Common Stock and Preferred Stock	650.0	-	-	650.0	650.0
	Capital Surplus	762.3	-	-	762.3	762.3
	Retained Earnings	182.5	31.9	25.7	150.6	156.7
	Minority Interests in Consolidated Subsidiaries	286.8	5.4	3.4	281.4	283.4
	Preferred Stock Issued by Overseas SPCs	*246.7*	-	-	*246.7*	*246.7*
	Unrealized Losses on Other Securities	-	-	20.2	-	(20.2)
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	-	-	-	-	-
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II	1,564.8	(73.7)	(67.8)	1,638.5	1,632.7
	Amount included in Capital	*1,504.1*	*(58.0)*	*(6.4)*	*1,562.1*	*1,510.6*
	45% of Revaluation Reserve for Land	111.6	(5.9)	(18.6)	117.5	130.2
	General Reserve for Possible Losses on Loans	258.6	(13.8)	(59.4)	272.4	318.0
	Debt Capital	1,194.5	(53.9)	10.1	1,248.5	1,184.4
	Perpetual Subordinated Debt and Other Debt Capital	*404.8*	*(55.0)*	*(2.0)*	*459.8*	*406.9*
	Subordinated Debt and Redeemable Preferred Stock	*789.7*	*1.0*	*12.2*	*788.7*	*777.5*
(4)	Deductions from Capital	32.5	5.9	6.5	26.5	26.0
(5)	Capital (2)+(3)-(4)	3,353.3	(26.6)	36.4	3,379.9	3,316.9
(6)	Risk-adjusted Assets	31,669.5	312.6	308.7	31,356.9	31,360.8
	On-balance-sheet Items	29,683.1	308.5	284.2	29,374.6	29,398.9
	Off-balance-sheet Items	1,986.4	4.0	24.5	1,982.3	1,961.8

(Reference)

Mizuho Bank (BIS)

(%, Billions of yen)

		As of September 30, 2005 (Preliminary)	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
(1)	Capital Adequacy Ratio	10.99	(0.06)	0.08	11.05	10.91
	Tier I Ratio	5.93	0.07	0.12	5.86	5.81
(2)	Tier I	1,881.7	37.3	49.4	1,844.3	1,832.3
	Common Stock and Preferred Stock	650.0	-	-	650.0	650.0
	Capital Surplus	762.3	-	-	762.3	762.3
	Retained Earnings	182.5	31.9	25.7	150.6	156.7
	Minority Interests in Consolidated Subsidiaries	286.8	5.4	3.4	281.4	283.4
	Preferred Stock Issued by Overseas SPCs	*246.7*	-	-	*246.7*	*246.7*
	Unrealized Losses on Other Securities	-	-	20.2	-	(20.2)
	Treasury Stock	-	-	-	-	-
	Foreign Currency Translation Adjustments	-	-	-	-	-
	Goodwill Equivalent	-	-	-	-	-
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II	1,636.5	(20.9)	3.8	1,657.4	1,632.7
	Amount included in Capital	*1,636.5*	*(20.9)*	*3.8*	*1,657.4*	*1,632.7*
	45% of Unrealized Gains on Other Securities	71.7	52.8	71.7	18.8	-
	45% of Revaluation Reserve for Land	111.6	(5.9)	(18.6)	117.5	130.2
	General Reserve for Possible Losses on Loans	258.6	(13.8)	(59.4)	272.4	318.0
	Debt Capital	1,194.5	(53.9)	10.1	1,248.5	1,184.4
	Perpetual Subordinated Debt and Other Debt Capital	*404.8*	*(55.0)*	*(2.0)*	*459.8*	*406.9*
	Subordinated Debt and Redeemable Preferred Stock	*789.7*	*1.0*	*12.2*	*788.7*	*777.5*
(4)	Deductions from Capital	32.5	5.9	6.5	26.5	26.0
(5)	Capital (2)+(3)-(4)	3,485.7	10.4	46.7	3,475.2	3,439.0
(6)	Risk-adjusted Assets	31,708.7	269.7	187.5	31,438.9	31,521.1
	On-balance-sheet Items	29,635.5	250.1	189.8	29,385.3	29,445.6
	Off-balance-sheet Items	1,986.0	4.1	25.6	1,981.8	1,960.3
	Assets Exposed to Credit Risk	31,621.5	254.3	215.5	31,367.2	31,406.0
	Market Risk Equivalent Divided by 8%	87.1	15.4	(27.9)	71.7	115.1

Mizuho Trust & Banking (BIS)

(%, Billions of yen)

		As of September 30, 2005 (Preliminary)	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
(1)	Capital Adequacy Ratio	13.83	0.64	0.11	13.19	13.72
	Tier I Ratio	7.67	0.55	0.50	7.12	7.17
(2)	Tier I	327.5	26.7	33.4	300.8	294.1
	Common Stock and Preferred Stock	247.2	-	-	247.2	247.2
	Capital Surplus	12.2	0.0	0.0	12.2	12.2
	Retained Earnings	67.0	26.1	32.9	40.8	34.0
	Minority Interests in Consolidated Subsidiaries	1.7	0.0	0.2	1.6	1.4
	Preferred Stock Issued by Overseas SPCs	-	-	-	-	-
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	(0.0)	(0.0)	0.0	(0.0)	(0.0)
	Foreign Currency Translation Adjustments	(0.5)	0.5	0.1	(1.0)	(0.7)
	Goodwill Equivalent	(0.0)	0.0	0.0	(0.0)	(0.0)
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II	264.3	6.6	(8.6)	257.7	272.9
	Amount included in Capital	*264.3*	*6.6*	*(6.3)*	*257.7*	*270.7*
	45% of Unrealized Gains on Other Securities	56.7	9.9	23.1	46.7	33.5
	45% of Revaluation Reserve for Land	-	-	-	-	-
	General Reserve for Possible Losses on Loans	25.2	1.4	(28.2)	23.7	53.5
	Debt Capital	182.4	(4.8)	(3.5)	187.2	185.9
	Perpetual Subordinated Debt and Other Debt Capital	*42.7*	-	-	*42.7*	*42.7*
	Subordinated Debt and Redeemable Preferred Stock	*139.7*	*(4.8)*	*(3.5)*	*144.5*	*143.2*
(4)	Deductions from Capital	1.6	(0.0)	(0.7)	1.6	2.3
(5)	Capital (2)+(3)-(4)	590.3	33.4	27.8	556.9	562.4
(6)	Risk-adjusted Assets	4,267.4	46.8	168.9	4,220.6	4,098.4
	On-balance-sheet Items	4,034.8	(23.9)	106.9	4,058.7	3,927.8
	Off-balance-sheet Items	209.7	71.7	57.5	138.0	152.2
	Assets Exposed to Credit Risk	4,244.5	47.8	164.4	4,196.7	4,080.1
	Market Risk Equivalent Divided by 8%	22.8	(0.9)	4.5	23.8	18.3

II. Review of Credits

1. Status of Non-Accrual, Past Due & Restructured Loans

The figures below are presented net of partial direct write-offs of Category IV loans.
Treatment of accrued interest is based on the results of the self-assessment of assets.
(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

(Millions of yen, %)

	September 30, 2005						March 31, 2005		September 30, 2004	
		%	Change from March 31, 2005	%	Change from September 30, 2004	%		%		%
Loans to Bankrupt Obligors	71,814	0.11	(17,928)	(0.03)	(61,638)	(0.09)	89,743	0.14	133,453	0.20
Non-Accrual Delinquent Loans	813,931	1.27	(157,964)	(0.26)	(340,245)	(0.51)	971,895	1.54	1,154,177	1.79
Loans Past Due for 3 Months or More	29,484	0.04	1,748	0.00	(3,011)	(0.00)	27,735	0.04	32,495	0.05
Restructured Loans	402,951	0.63	(45,618)	(0.08)	(526,299)	(0.81)	448,569	0.71	929,250	1.44
Total	1,318,181	2.06	(219,762)	(0.37)	(931,195)	(1.43)	1,537,944	2.44	2,249,377	3.49
Total Loans	63,811,414	100.00	894,077		(485,562)		62,917,336	100.00	64,296,977	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	927,094	(88,342)	(491,611)	1,015,437	1,418,706

Trust Account

(Millions of yen, %)

	September 30, 2005						March 31, 2005		September 30, 2004	
		%	Change from March 31, 2005	%	Change from September 30, 2004	%		%		%
Loans to Bankrupt Obligors	2	0.00	(1,262)	(0.28)	(901)	(0.18)	1,265	0.29	904	0.18
Non-Accrual Delinquent Loans	4	0.00	(3,201)	(0.73)	(4,886)	(0.99)	3,205	0.73	4,890	1.00
Loans Past Due for 3 Months or More	-	-	(95)	(0.02)	(250)	(0.05)	95	0.02	250	0.05
Restructured Loans	3,853	3.57	(1,271)	2.39	1,276	3.04	5,125	1.18	2,577	0.52
Total	3,860	3.57	(5,831)	1.34	(4,762)	1.81	9,691	2.23	8,622	1.76
Total Loans	107,841	100.00	(325,929)		(380,197)		433,770	100.00	488,039	100.00

Consolidated + Trust Account

(Millions of yen, %)

	September 30, 2005						March 31, 2005		September 30, 2004	
		%	Change from March 31, 2005	%	Change from September 30, 2004	%		%		%
Loans to Bankrupt Obligors	71,817	0.11	(19,191)	(0.03)	(62,540)	(0.09)	91,008	0.14	134,357	0.20
Non-Accrual Delinquent Loans	813,935	1.27	(161,165)	(0.26)	(345,132)	(0.51)	975,100	1.53	1,159,067	1.78
Loans Past Due for 3 Months or More	29,484	0.04	1,652	0.00	(3,261)	(0.00)	27,831	0.04	32,746	0.05
Restructured Loans	406,804	0.63	(46,890)	(0.07)	(525,023)	(0.80)	453,694	0.71	931,827	1.43
Total	1,322,042	2.06	(225,593)	(0.37)	(935,958)	(1.41)	1,547,635	2.44	2,258,000	3.48
Total Loans	63,919,255	100.00	568,148		(865,760)		63,351,107	100.00	64,785,016	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

Banking Account + Trust Account

(Millions of yen, %)

	September 30, 2005							March 31, 2005		September 30, 2004	
	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%		%		%
Loans to Bankrupt Obligors	32,497	66,825	0.10	(18,500)	(0.03)	(59,460)	(0.09)	85,325	0.13	126,286	0.19
Non-Accrual Delinquent Loans	649,311	768,186	1.20	(127,208)	(0.21)	(328,579)	(0.49)	895,394	1.41	1,096,765	1.69
Loans Past Due for 3 Months or More	29,484	29,484	0.04	1,652	0.00	(3,261)	(0.00)	27,831	0.04	32,746	0.05
Restructured Loans	371,012	403,565	0.63	(48,551)	(0.08)	(525,255)	(0.80)	452,117	0.71	928,821	1.43
Total	1,082,306	1,268,062	1.99	(192,607)	(0.32)	(916,557)	(1.38)	1,460,669	2.31	2,184,620	3.38
Total Loans	62,624,623	63,651,792	100.00	570,877		(976,576)		63,080,915	100.00	64,628,369	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	412,266	760,692	(79,465)	(449,266)	840,158	1,209,959

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Loans to Bankrupt Obligors	29,501	37,392	0.11	4,587	0.01	(4,815)	(0.00)	32,804	0.09	42,208	0.12
Non-Accrual Delinquent Loans	332,272	423,512	1.25	(58,244)	(0.15)	(228,922)	(0.60)	481,757	1.40	652,435	1.85
Loans Past Due for 3 Months or More	28,926	28,926	0.08	1,569	0.00	(2,214)	(0.00)	27,357	0.07	31,141	0.08
Restructured Loans	198,163	209,731	0.61	(38,857)	(0.10)	(175,505)	(0.47)	248,588	0.72	385,236	1.09
Total	588,863	699,563	2.06	(90,944)	(0.23)	(411,457)	(1.09)	790,508	2.30	1,111,021	3.16
Total Loans	33,646,946	33,854,720	100.00	(424,312)		(1,248,624)		34,279,033	100.00	35,103,345	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	200,178	263,821	(20,371)	(264,501)	284,192	528,323

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Loans to Bankrupt Obligors	1,987	26,410	0.10	(21,849)	(0.09)	(51,281)	(0.20)	48,259	0.19	77,692	0.30
Non-Accrual Delinquent Loans	276,400	298,148	1.13	(46,661)	(0.24)	(121,245)	(0.49)	344,810	1.37	419,394	1.62
Loans Past Due for 3 Months or More	-	-	-	-	-	(882)	(0.00)	-	-	882	0.00
Restructured Loans	138,072	159,057	0.60	(9,438)	(0.06)	(268,956)	(1.05)	168,495	0.67	428,013	1.66
Total	416,461	483,617	1.83	(77,948)	(0.40)	(442,366)	(1.76)	561,565	2.24	925,983	3.59
Total Loans	25,606,151	26,367,892	100.00	1,335,599		607,182		25,032,293	100.00	25,760,710	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	198,724	446,158	(44,667)	(173,007)	490,825	619,165

Mizuho Trust and Banking + Revitalization Subsidiary (Mizuho Asset)

Banking Account

Loans to Bankrupt Obligors	1,005	3,019	0.09	23	0.00	(2,461)	(0.07)	2,996	0.08	5,481	0.16
Non-Accrual Delinquent Loans	40,634	46,520	1.40	(19,100)	(0.56)	26,475	0.78	65,621	1.96	20,044	0.61
Loans Past Due for 3 Months or More	558	558	0.01	179	0.00	85	0.00	378	0.01	472	0.01
Restructured Loans	30,923	30,923	0.93	1,015	0.03	(82,070)	(2.51)	29,907	0.89	112,994	3.44
Total	73,121	81,021	2.43	(17,882)	(0.52)	(57,970)	(1.80)	98,904	2.96	138,991	4.24
Total Loans	3,263,683	3,321,338	100.00	(14,479)		45,063		3,335,818	100.00	3,276,275	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	13,363	50,713	(14,427)	(11,758)	65,140	62,471

Trust Account

Loans to Bankrupt Obligors	2	2	0.00	(1,262)	(0.28)	(901)	(0.18)	1,265	0.29	904	0.18
Non-Accrual Delinquent Loans	4	4	0.00	(3,201)	(0.73)	(4,886)	(0.99)	3,205	0.73	4,890	1.00
Loans Past Due for 3 Months or More	-	-	-	(95)	(0.02)	(250)	(0.05)	95	0.02	250	0.05
Restructured Loans	3,853	3,853	3.57	(1,271)	2.39	1,276	3.04	5,125	1.18	2,577	0.52
Total	3,860	3,860	3.57	(5,831)	1.34	(4,762)	1.81	9,691	2.23	8,622	1.76
Total Loans	107,841	107,841	100.00	(325,929)		(380,197)		433,770	100.00	488,039	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2. Status of Loan Loss Reserves

Consolidated

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Reserves for Possible Losses on Loans	1,014,562	(132,234)	(345,545)	1,146,797	1,360,108
General Reserve for Possible Losses on Loans	550,331	(87,030)	(284,350)	637,361	834,681
Specific Reserve for Possible Losses on Loans	459,629	(44,297)	(59,295)	503,927	518,924
Reserve for Possible Losses on Loans to Restructuring Countries	4,601	(907)	(1,899)	5,508	6,501

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	952,751	(90,039)	(496,532)	1,042,790	1,449,283

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Reserves for Possible Losses on Loans	894,644	(85,987)	(289,423)	980,632	1,184,067
General Reserve for Possible Losses on Loans	504,198	(75,259)	(274,098)	579,458	778,296
Specific Reserve for Possible Losses on Loans	385,843	(9,821)	(13,425)	395,665	399,269
Reserve for Possible Losses on Loans to Restructuring Countries	4,601	(907)	(1,899)	5,508	6,501

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	784,348	(81,281)	(453,661)	865,629	1,238,009

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Reserves for Possible Losses on Loans	393,183	(25,740)	(74,659)	418,924	467,843
General Reserve for Possible Losses on Loans	220,373	(8,523)	(56,547)	228,896	276,920
Specific Reserve for Possible Losses on Loans	172,742	(17,218)	(18,084)	189,960	190,827
Reserve for Possible Losses on Loans to Restructuring Countries	68	1	(26)	67	94

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	271,458	(22,659)	(271,831)	294,118	543,290

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Reserves for Possible Losses on Loans	456,289	(56,752)	(200,106)	513,041	656,395
General Reserve for Possible Losses on Loans	259,656	(68,389)	(189,530)	328,045	449,186
Specific Reserve for Possible Losses on Loans	192,617	12,553	(8,903)	180,063	201,521
Reserve for Possible Losses on Loans to Restructuring Countries	4,016	(916)	(1,671)	4,932	5,687

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	460,167	(43,504)	(169,500)	503,671	629,667

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

Reserves for Possible Losses on Loans	45,171	(3,494)	(14,657)	48,666	59,828
General Reserve for Possible Losses on Loans	24,169	1,653	(28,019)	22,516	52,188
Specific Reserve for Possible Losses on Loans	20,484	(5,156)	13,563	25,640	6,921
Reserve for Possible Losses on Loans to Restructuring Countries	517	8	(201)	509	719

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	52,722	(15,116)	(12,329)	67,839	65,051

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

(%)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Mizuho Financial Group	76.96	2.39	16.50	74.56	60.46

*Above figures are presented net of partial direct write-offs.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(%)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Total	70.76	3.18	16.35	67.58	54.41
Mizuho Bank + Revitalization Subsidiary	56.20	3.20	14.09	52.99	42.10
Mizuho Corporate Bank + Revitalization Subsidiaries	94.34	2.99	23.46	91.35	70.88
Mizuho Trust & Banking (Banking Account)+ Revitalization Subsidiary	55.75	6.54	12.70	49.20	43.04

*Above figures are presented net of partial direct write-offs.

4. Disclosed Claims under the Financial Reconstruction Law ("FRL")

Consolidated

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Claims against Bankrupt and Substantially Bankrupt Obligors	199,838	(51,790)	(234,162)	251,628	434,000
Claims with Collection Risk	728,951	(130,066)	(179,755)	859,018	908,707
Claims for Special Attention	432,671	(43,852)	(529,399)	476,523	962,070
Total	1,361,461	(225,709)	(943,317)	1,587,170	2,304,778

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	952,467	(90,035)	(496,271)	1,042,503	1,448,739

Trust Account

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Claims against Bankrupt and Substantially Bankrupt Obligors	2	(2,824)	(3,295)	2,827	3,297
Claims with Collection Risk	4	(1,512)	(2,429)	1,516	2,433
Claims for Special Attention	3,853	(1,494)	961	5,347	2,891
Total	3,860	(5,831)	(4,762)	9,691	8,622

Consolidated + Trust Account

(Millions of yen)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Claims against Bankrupt and Substantially Bankrupt Obligors	199,840	(54,615)	(237,457)	254,456	437,298
Claims with Collection Risk	728,955	(131,578)	(182,184)	860,534	911,140
Claims for Special Attention	436,524	(45,346)	(528,437)	481,871	964,962
Total	1,365,321	(231,540)	(948,079)	1,596,862	2,313,401

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Millions of yen,%)

Banking Account + Trust Account

	As of September 30, 2005							As of March 31, 2005		As of September 30, 2004	
	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%		%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	121,517	161,499	0.23	(48,056)	(0.07)	(238,752)	(0.33)	209,555	0.30	400,251	0.56
Claims with Collection Risk	589,323	702,734	1.00	(103,066)	(0.16)	(159,841)	(0.21)	805,800	1.16	862,576	1.21
Claims for Special Attention	400,732	433,286	0.61	(47,008)	(0.07)	(528,670)	(0.74)	480,294	0.69	961,956	1.35
Sub-total	1,111,573	1,297,519	1.85	(198,130)	(0.31)	(927,264)	(1.29)	1,495,650	2.16	2,224,784	3.14
Normal Claims	67,945,769	68,788,976	98.14	1,188,651	0.31	218,164	1.29	67,600,325	97.83	68,570,812	96.85
Total	69,057,343	70,086,496	100.00	990,520		(709,100)		69,095,976	100.00	70,795,596	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	Banks	Banks + Revitalization Subsidiaries	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Amount of Partial Direct Write-offs	434,743	784,186	(81,282)	(453,423)	865,469	1,237,610

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%	As of March 31, 2005	%	As of September 30, 2004	%
Claims against Bankrupt and Substantially Bankrupt Obligors	91,272	99,844	0.27	4,249	0.01	(121,799)	(0.31)	95,595	0.26	221,644	0.59
Claims with Collection Risk	277,561	368,120	1.02	(60,158)	(0.14)	(116,342)	(0.27)	428,279	1.17	484,463	1.30
Claims for Special Attention	227,089	238,658	0.66	(37,287)	(0.09)	(177,719)	(0.45)	275,945	0.75	416,378	1.11
Sub-total	595,923	706,623	1.97	(93,196)	(0.22)	(415,861)	(1.04)	799,820	2.19	1,122,485	3.01
Normal Claims	35,014,090	35,111,177	98.02	(499,552)	0.22	(978,094)	1.04	35,610,730	97.80	36,089,272	96.98
Total	35,610,014	35,817,801	100.00	(592,749)		(1,393,956)		36,410,551	100.00	37,211,757	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	Banks	Banks + Revitalization Subsidiaries	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Amount of Partial Direct Write-offs	207,809	271,458	(22,659)	(271,831)	294,118	543,290

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%	As of March 31, 2005	%	As of September 30, 2004	%
Claims against Bankrupt and Substantially Bankrupt Obligors	27,933	56,999	0.18	(39,001)	(0.14)	(102,005)	(0.35)	96,000	0.33	159,004	0.53
Claims with Collection Risk	272,568	289,863	0.94	(29,778)	(0.16)	(73,012)	(0.27)	319,642	1.11	362,876	1.22
Claims for Special Attention	138,072	159,057	0.51	(9,438)	(0.06)	(269,838)	(0.92)	168,495	0.58	428,896	1.44
Sub-total	438,574	505,920	1.64	(78,218)	(0.38)	(444,857)	(1.55)	584,138	2.03	950,777	3.20
Normal Claims	29,462,717	30,159,057	98.35	1,973,997	0.38	1,452,013	1.55	28,185,059	97.96	28,707,044	96.79
Total	29,901,292	30,664,977	100.00	1,895,779		1,007,156		28,769,198	100.00	29,657,821	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	Banks	Banks + Revitalization Subsidiaries	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Amount of Partial Direct Write-offs	211,700	460,144	(43,504)	(169,500)	503,648	629,644

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)

Banking Account

	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%	As of March 31, 2005	%	As of September 30, 2004	%
Claims against Bankrupt and Substantially Bankrupt Obligors	2,308	4,652	0.13	(10,479)	(0.30)	(11,652)	(0.34)	15,132	0.43	16,304	0.47
Claims with Collection Risk	39,189	44,745	1.27	(11,616)	(0.33)	31,942	0.90	56,362	1.61	12,803	0.37
Claims for Special Attention	31,717	31,717	0.90	1,211	0.03	(82,072)	(2.40)	30,505	0.87	113,790	3.30
Sub-total	73,215	81,115	2.32	(20,884)	(0.60)	(61,782)	(1.83)	101,999	2.92	142,898	4.15
Normal Claims	3,364,980	3,414,760	97.67	34,304	0.60	119,680	1.83	3,380,455	97.07	3,295,080	95.84
Total	3,438,195	3,495,876	100.00	13,420		57,897		3,482,455	100.00	3,437,978	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

	Banks	Banks + Revitalization Subsidiaries	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Amount of Partial Direct Write-offs	15,234	52,583	(15,118)	(12,091)	67,702	64,675

Trust Account

	Banks	Banks + Revitalization Subsidiaries	%	Change from March 31, 2005	%	Change from September 30, 2004	%	As of March 31, 2005	%	As of September 30, 2004	%
Claims against Bankrupt and Substantially Bankrupt Obligors	2	2	0.00	(2,824)	(0.64)	(3,295)	(0.67)	2,827	0.65	3,297	0.67
Claims with Collection Risk	4	4	0.00	(1,512)	(0.34)	(2,429)	(0.49)	1,516	0.34	2,433	0.49
Claims for Special Attention	3,853	3,853	3.57	(1,494)	2.34	961	2.98	5,347	1.23	2,891	0.59
Sub-total	3,860	3,860	3.57	(5,831)	1.34	(4,762)	1.81	9,691	2.23	8,622	1.76
Normal Claims	103,981	103,981	96.42	(320,098)	(1.34)	(375,435)	(1.81)	424,079	97.76	479,416	98.23
Total	107,841	107,841	100.00	(325,929)		(380,197)		433,770	100.00	488,039	100.00

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

* Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥3,783 million, ¥4,047 million, and ¥4,521 million for Sep. 30, 2005, Mar. 31, 2005, and Sep. 30, 2004, respectively) are not included in the above figures for Trust Account.

5. Status of Coverage on Disclosed Claims under the FRL

Non-Consolidated

a) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Claims against Bankrupt and Substantially Bankrupt Obligors	161.4	(45.2)	(235.4)	206.7	396.9
Collateral, Guarantees, and equivalent	*147.0*	*(38.3)*	*(209.4)*	*185.4*	*356.4*
Reserve for Possible Losses	*14.4*	*(6.8)*	*(26.0)*	*21.2*	*40.4*
Claims with Collection Risk	702.7	(101.5)	(157.4)	804.2	860.1
Collateral, Guarantees, and equivalent	*247.1*	*(65.8)*	*(108.5)*	*313.0*	*355.6*
Reserve for Possible Losses	*371.3*	*0.9*	*17.5*	*370.4*	*353.8*
Claims for Special Attention	429.4	(45.5)	(529.6)	474.9	959.0
Collateral, Guarantees, and equivalent	*182.7*	*30.1*	*(189.6)*	*152.6*	*372.4*
Reserve for Possible Losses	*80.1*	*(15.7)*	*(157.5)*	*95.9*	*237.6*
Total	1,293.6	(192.2)	(922.5)	1,485.9	2,216.1
Collateral, Guarantees, and equivalent	*576.9*	*(74.0)*	*(507.6)*	*651.0*	*1,084.6*
Reserve for Possible Losses	*466.0*	*(21.6)*	*(165.9)*	*487.6*	*631.9*

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Claims against Bankrupt and Substantially Bankrupt Obligors	99.8	4.2	(121.7)	95.5	221.6
Collateral, Guarantees, and equivalent	*94.8*	*4.7*	*(114.6)*	*90.0*	*209.4*
Reserve for Possible Losses	*5.0*	*(0.5)*	*(7.1)*	*5.5*	*12.1*
Claims with Collection Risk	368.1	(60.1)	(116.3)	428.2	484.4
Collateral, Guarantees, and equivalent	*176.1*	*(26.8)*	*(71.1)*	*203.0*	*247.2*
Reserve for Possible Losses	*167.6*	*(16.7)*	*(10.5)*	*184.3*	*178.2*
Claims for Special Attention	238.6	(37.2)	(177.7)	275.9	416.3
Collateral, Guarantees, and equivalent	*85.7*	*(11.9)*	*(75.3)*	*97.7*	*161.1*
Reserve for Possible Losses	*42.6*	*(2.6)*	*(42.0)*	*45.3*	*84.6*
Total	706.6	(93.1)	(415.8)	799.8	1,122.4
Collateral, Guarantees, and equivalent	*356.7*	*(34.0)*	*(261.1)*	*390.8*	*617.9*
Reserve for Possible Losses	*215.3*	*(19.8)*	*(59.6)*	*235.2*	*275.0*

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Claims against Bankrupt and Substantially Bankrupt Obligors	56.9	(39.0)	(102.0)	96.0	159.0
Collateral, Guarantees, and equivalent	*47.8*	*(32.7)*	*(84.3)*	*80.6*	*132.1*
Reserve for Possible Losses	*9.1*	*(6.2)*	*(17.6)*	*15.3*	*26.8*
Claims with Collection Risk	289.8	(29.7)	(73.0)	319.6	362.8
Collateral, Guarantees, and equivalent	*53.4*	*(33.3)*	*(49.7)*	*86.8*	*103.1*
Reserve for Possible Losses	*183.5*	*22.5*	*13.2*	*160.9*	*170.2*
Claims for Special Attention	159.0	(9.4)	(269.8)	168.4	428.8
Collateral, Guarantees, and equivalent	*86.0*	*41.8*	*(75.9)*	*44.1*	*161.9*
Reserve for Possible Losses	*30.8*	*(15.1)*	*(84.2)*	*45.9*	*115.0*
Total	505.9	(78.2)	(444.8)	584.1	950.7
Collateral, Guarantees, and equivalent	*187.4*	*(24.2)*	*(209.9)*	*211.7*	*397.3*
Reserve for Possible Losses	*223.4*	*1.1*	*(88.6)*	*222.2*	*312.1*

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Claims against Bankrupt and Substantially Bankrupt Obligors	4.6	(10.4)	(11.6)	15.1	16.3
Collateral, Guarantees, and equivalent	*4.3*	*(10.3)*	*(10.4)*	*14.7*	*14.7*
Reserve for Possible Losses	*0.2*	*(0.1)*	*(1.2)*	*0.4*	*1.5*
Claims with Collection Risk	44.7	(11.6)	31.9	56.3	12.8
Collateral, Guarantees, and equivalent	*17.5*	*(5.5)*	*12.3*	*23.0*	*5.2*
Reserve for Possible Losses	*20.1*	*(4.9)*	*14.8*	*25.0*	*5.3*
Claims for Special Attention	31.7	1.2	(82.0)	30.5	113.7
Collateral, Guarantees, and equivalent	*10.9*	*0.2*	*(38.3)*	*10.6*	*49.3*
Reserve for Possible Losses	*6.7*	*2.0*	*(31.2)*	*4.6*	*37.9*
Total	81.1	(20.8)	(61.7)	101.9	142.8
Collateral, Guarantees, and equivalent	*32.8*	*(15.6)*	*(36.5)*	*48.5*	*69.3*
Reserve for Possible Losses	*27.1*	*(2.9)*	*(17.6)*	*30.1*	*44.8*

(Reference)

Trust Account

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(2.8)	(3.2)	2.8	3.2
Collateral, Guarantees, and equivalent	*0.0*	*(2.8)*	*(3.2)*	*2.8*	*3.2*
Claims with Collection Risk	0.0	(1.5)	(2.4)	1.5	2.4
Collateral, Guarantees, and equivalent	*0.0*	*(1.3)*	*(2.1)*	*1.3*	*2.1*
Claims for Special Attention	3.8	(1.4)	0.9	5.3	2.8
Collateral, Guarantees, and equivalent	*1.9*	*(1.2)*	*(0.2)*	*3.1*	*2.2*
Total	3.8	(5.8)	(4.7)	9.6	8.6
Collateral, Guarantees, and equivalent	*1.9*	*(5.4)*	*(5.7)*	*7.3*	*7.6*

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

b) Coverage Ratio

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Coverage Amount	1,043.0	(95.7)	(673.5)	1,138.7	1,716.5
Reserves for Possible Losses on Loans	466.0	(21.6)	(165.9)	487.6	631.9
Collateral, Guarantees, and equivalent	576.9	(74.0)	(507.6)	651.0	1,084.6

(%)

Coverage Ratio	80.6	3.9	3.1	76.6	77.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	88.0	3.0	5.5	84.9	82.4
Claims for Special Attention	61.2	8.9	(2.3)	52.3	63.6
Claims against Special Attention Obligors	*64.5*	*10.4*	*0.1*	*54.0*	*64.3*

Reserve Ratio against Non-collateralized Claims (%)

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	81.5	6.1	11.3	75.4	70.1
Claims for Special Attention	32.5	2.7	(8.0)	29.7	40.5
Claims against Special Attention Obligors	*35.1*	*3.2*	*(7.0)*	*31.9*	*42.2*

(Reference) Reserve Ratios (%)

Claims against Special Attention Obligors	19.24	(2.32)	(6.78)	21.56	26.02
Claims against Watch Obligors excluding Claims against Special Attention Obligors	9.77	1.49	0.11	8.28	9.66
Claims against Normal Obligors	0.12	0.00	(0.00)	0.11	0.12

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

(Billions of yen)

Coverage Amount	572.1	(53.9)	(320.8)	626.1	892.9
Reserves for Possible Losses on Loans	215.3	(19.8)	(59.6)	235.2	275.0
Collateral, Guarantees, and equivalent	356.7	(34.0)	(261.1)	390.8	617.9

(%)

Coverage Ratio	80.9	2.6	1.4	78.2	79.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	93.4	2.9	5.5	90.4	87.8
Claims for Special Attention	53.8	1.9	(5.2)	51.8	59.0
Claims against Special Attention Obligors	*56.5*	*3.6*	*(4.1)*	*52.9*	*60.6*

Reserve Ratio against Non-collateralized Claims (%)

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	87.3	5.4	12.2	81.8	75.1
Claims for Special Attention	27.9	2.4	(5.2)	25.4	33.1
Claims against Special Attention Obligors	*29.1*	*3.2*	*(4.4)*	*25.9*	*33.6*

(Reference) Reserve Ratios (%)

Claims against Special Attention Obligors	17.89	1.40	(2.01)	16.49	19.90
Claims against Watch Obligors excluding Claims against Special Attention Obligors	6.94	0.70	1.07	6.24	5.87
Claims against Normal Obligors	0.16	0.00	(0.00)	0.15	0.17

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

(Billions of yen)

Coverage Amount	410.8	(23.1)	(298.6)	433.9	709.4
Reserves for Possible Losses on Loans	223.4	1.1	(88.6)	222.2	312.1
Collateral, Guarantees, and equivalent	187.4	(24.2)	(209.9)	211.7	397.3

(%)

Coverage Ratio	81.2	6.9	6.5	74.2	74.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	81.7	4.2	6.3	77.5	75.3
Claims for Special Attention	73.4	19.9	8.8	53.4	64.5
Claims against Special Attention Obligors	*74.7*	*19.4*	*9.6*	*55.3*	*65.1*

Reserve Ratio against Non-collateralized Claims (%)

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	77.6	8.4	12.0	69.1	65.5
Claims for Special Attention	42.2	5.2	(0.8)	36.9	43.0
Claims against Special Attention Obligors	*44.5*	*6.9*	*(1.8)*	*37.5*	*46.3*

(Reference) Reserve Ratios (%)

Claims against Special Attention Obligors	20.22	(6.64)	(9.84)	26.86	30.07
Claims against Watch Obligors excluding Claims against Special Attention Obligors	13.42	3.00	(0.44)	10.41	13.87
Claims against Normal Obligors	0.06	(0.00)	(0.01)	0.06	0.07

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset)(Banking Account)

(Billions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Coverage Amount	60.0	(18.6)	(54.1)	78.6	114.1
Reserves for Possible Losses on Loans	27.1	(2.9)	(17.6)	30.1	44.8
Collateral, Guarantees, and equivalent	32.8	(15.6)	(36.5)	48.5	69.3

(%)

Coverage Ratio	73.9	(3.1)	(5.8)	77.1	79.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	84.2	(1.2)	2.0	85.4	82.2
Claims for Special Attention	55.6	5.4	(21.0)	50.2	76.7
Claims against Special Attention Obligors	*58.4*	*7.0*	*(18.5)*	*51.3*	*76.9*

Reserve Ratio against Non-collateralized Claims

(%)

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	74.1	(1.2)	4.1	75.4	70.0
Claims for Special Attention	32.3	8.8	(26.6)	23.4	58.9
Claims against Special Attention Obligors	*34.6*	*9.9*	*(24.5)*	*24.7*	*59.2*

(Reference) Reserve Ratios

(%)

Claims against Special Attention Obligors	22.07	6.06	(11.37)	16.00	33.44
Claims against Watch Obligors excluding Claims against Special Attention Obligors	4.50	(1.60)	(2.38)	6.10	6.88
Claims against Normal Obligors	0.21	0.15	0.15	0.05	0.05

6. Overview of Disclosure of Non-Performing Loans(NPLs)

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account)

(Billions of yen)



1.
2.
3.
SELF-ASSESSMENT
Categorization
Obligor
Non-Category
Category II
Category III
Category IV (Non-Collateralized)
Disclosed Claims under the Financial Reconstruction Law
Non-Accrual, Past Due & Restructured Loans
Bankrupt and Substantially Bankrupt Obligors
161.4
161.4
Collateral, guarantees, etc.:147.0
Reserve for Possible Losses: 14.4
Reserve Ratio 100%
Direct Write-offs
Claims against Bankrupt and Substantially Bankrupt Obligors
161.4
Coverage Ratio 100%
Loans to Bankrupt Obligors
66.8
Intensive Control Obligors
702.7
618.5
84.1
Collateral, guarantees, etc.: 247.1
Reserve for Possible Losses: 371.3
Reserve Ratio 81.5%
Claims with Collection Risk
702.7
Coverage Ratio 88.0%
Non-Accrual Delinquent Loans
768.1
29.4 (Note 2)
Watch Obligors
Claims for Special Attention
429.4
Reserve Ratio against Uncovered Portion: 32.5%
Collateral, guarantees, etc.: 182.7
Reserve for Possible Losses: 80.1
Claims for Special Attention
429.4
Coverage Ratio: 61.2%
Loans Past Due for 3 Months or More
29.4
Restructured Loans
399.7
Special Attention Obligors
Other Watch Obligors
Total Coverage Ratio 80.6%
Claims against Special Attention Obligors (Note 1)
-Coverage Ratio: 64.5%
-Reserve Ratio for Uncovered Portion: 35.1%
-Reserve Ratio against Entire Claim: 19.2%
Normal Obligors
Reserve Ratio against Total Claims
・Other Watch Obligors 9.77%
・Normal Obligors 0.12%
Total
69,978.6
Total
1,293.6
Total
1,264.2

Note 1 Claims for Special Attention is denoted in individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to claims for Special Attention.

Note 2 The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

	Fiscal 2002		Fiscal 2003		Fiscal 2004		Fiscal 2005				
							At September 30, 2005				
	At September 30, 2002	At March 31, 2003	At September 30, 2003	At March 31, 2004	At September 30, 2004	At March 31, 2005	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	1,994.3	526.0	420.6	236.9	172.8	71.3	18.4	25.0	2.0	45.6	(25.7)
Claims with Collection Risk	4,636.0	544.7	353.0	192.7	129.7	50.8	19.6	18.1	0.1	37.9	(12.9)
Amount Categorized as Above before September 30, 2002	6,630.3	1,070.7	773.6	429.7	302.6	122.2	38.1	43.1	2.2	83.5	(38.6)
of which the amount in the process of being removed from the balance sheet	*751.8*	*399.8*	*323.8*	*194.2*	*137.2*	*65.7*	*16.9*	*25.0*	*2.0*	*44.1*	*(21.6)*
Claims against Bankrupt and Substantially Bankrupt Obligors		89.1	82.1	83.4	62.9	30.8	13.3	11.2	0.4	25.1	(5.7)
Claims with Collection Risk		720.3	521.4	237.6	124.9	18.1	12.4	1.2	0.0	13.7	(4.4)
Amount Newly Categorized as Above during the Second Half of Fiscal 2002		809.5	603.5	321.0	187.8	49.0	25.8	12.5	0.5	38.8	(10.1)
of which the amount in the process of being removed from the balance sheet		*57.0*	*74.0*	*45.2*	*32.6*	*15.9*	*13.1*	*0.5*	*0.4*	*14.2*	*(1.7)*
Claims against Bankrupt and Substantially Bankrupt Obligors			45.7	28.1	23.5	9.5	6.0	0.0	0.2	6.3	(3.1)
Claims with Collection Risk			344.5	163.9	71.8	27.4	10.6	0.2	0.8	11.7	(15.7)
Amount Newly Categorized as Above during the First Half of Fiscal 2003			390.3	192.0	95.3	37.0	16.7	0.3	1.1	18.1	(18.8)
of which the amount in the process of being removed from the balance sheet			*40.9*	*23.4*	*20.8*	*11.3*	*5.4*	*0.0*	*0.2*	*5.8*	*(5.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors				87.3	75.1	31.2	8.8	4.1	0.1	13.1	(18.1)
Claims with Collection Risk				438.5	86.0	29.1	11.7	3.5	0.1	15.4	(13.7)
Amount Newly Categorized as Above during the Second Half of Fiscal 2003				525.9	161.1	60.4	20.6	7.7	0.2	28.6	(31.8)
of which the amount in the process of being removed from the balance sheet				*83.7*	*62.7*	*25.8*	*6.2*	*4.1*	*0.1*	*10.5*	*(15.3)*
Claims against Bankrupt and Substantially Bankrupt Obligors					65.8	26.3	10.7	9.8	0.3	20.8	(5.4)
Claims with Collection Risk					449.9	46.0	20.0	4.9	0.5	25.5	(20.4)
Amount Newly Categorized as Above during the First Half of Fiscal 2004					515.7	72.3	30.7	14.7	0.9	46.3	(25.9)
of which the amount in the process of being removed from the balance sheet					*39.9*	*25.6*	*7.5*	*9.8*	*0.3*	*17.6*	*(7.9)*
Claims against Bankrupt and Substantially Bankrupt Obligors						40.1	20.0	2.1	0.6	22.8	(17.3)
Claims with Collection Risk						634.0	215.1	222.8	38.9	476.8	(157.1)
Amount Newly Categorized as Above during the Second Half of Fiscal 2004						674.1	235.1	225.0	39.5	499.7	(174.4)
of which the amount in the process of being removed from the balance sheet						*24.1*	*20.3*	*1.7*	*0.5*	*22.6*	*(1.5)*
Claims against Bankrupt and Substantially Bankrupt Obligors							22.3	4.4	0.7	27.5	27.5
Claims with Collection Risk							78.3	38.9	4.0	121.4	121.4
Amount Newly Categorized as Above during the First Half of Fiscal 2005							100.7	43.3	4.7	148.9	148.9
of which the amount in the process of being removed from the balance sheet							*21.4*	*0.9*	*0.7*	*23.0*	*23.0*
Claims against Bankrupt and Substantially Bankrupt Obligors		615.1	548.6	435.9	400.2	209.5	99.8	56.9	4.6	161.4	(48.0)
Claims with Collection Risk		1,265.0	1,218.9	1,032.8	862.5	805.8	368.1	289.8	44.7	702.7	(103.0)
Total		1,880.2	1,767.6	1,468.7	1,262.8	1,015.3	467.9	346.8	49.4	864.2	(151.1)
of which the amount in the process of being removed from the balance sheet		*456.9*	*438.8*	*346.6*	*293.4*	*168.7*	*91.1*	*42.3*	*4.6*	*138.0*	*(30.6)*

* [box] denotes newly categorized amounts.
* Figures after the first half of fiscal 2003 include those of revitalization subsidiaries.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks and Financial Subsidiaries for Corporate Revitalization (Banking Account + Trust Account)

(Billions of yen)

	Amount	Balance at September 30, 2005	Accumulated Removal Amount	Accumulated Removal Ratio (%)	Modified Accumulated Removal Ratio* (%)
As of September 30, 2002	6,630.3	83.5	6,546.8	98.7	99.4
Second Half of Fiscal 2002	809.5	38.8	770.6	95.2	96.9
First Half of Fiscal 2003	390.3	18.1	372.1	95.3	96.8
Second Half of Fiscal 2003	525.9	28.6	497.3	94.5	96.5
First Half of Fiscal 2004	515.7	46.3	469.4	91.0	94.4
Second Half of Fiscal 2004	674.1	499.7	174.4	25.8	29.2
First Half of Fiscal 2005	148.9	148.9			
Total	9,695.0	864.2	8,830.8		

* Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet during the First Half of Fiscal 2005

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

		Debt Recovery						Amount Removed from B/S in the First Half of Fiscal 2005
		Fiscal 2002		Fiscal 2003		Fiscal 2004		
		Accumulated as of September 30, 2002	in the Second Half	in the First Half	in the Second Half	in the First Half	in the Second Half	
Liquidation		(22.0)	(0.6)	(1.9)	(0.7)	(2.4)	(0.7)	(28.5)
Restructuring		(9.7)	-	(0.5)	-	(1.5)	(0.6)	(12.5)
Improvement in Business Performance due to Restructuring		(0.5)	-	(0.5)	(0.0)	(0.0)	-	(1.0)
Securitization		(36.7)	(25.7)	(14.4)	(31.4)	(7.3)	(37.5)	(153.2)
Direct Write-off		64.5	20.1	9.1	14.4	4.1	(13.2)	99.2
Other		(34.1)	(3.9)	(10.5)	(14.0)	(18.8)	(122.2)	(203.8)
	Debt Recovery	(28.5)	(2.1)	(6.0)	(11.2)	(14.2)	(86.2)	(148.5)
	Improvement in Business Performance	(5.6)	(1.7)	(4.4)	(2.7)	(4.5)	(35.9)	(55.2)
Total		(38.6)	(10.1)	(18.8)	(31.8)	(25.9)	(174.4)	(300.0)

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Liquidation		(11.8)	(0.0)	(1.5)	(0.5)	(2.4)	(0.1)	(16.5)
Restructuring		(0.0)	-	-	-	(1.5)	(0.6)	(2.2)
Improvement in Business Performance due to Restructuring		-	-	-	-	-	-	-
Securitization		(21.2)	(6.6)	(12.2)	(17.8)	(6.9)	(4.9)	(69.9)
Direct Write-off		29.2	5.1	7.7	14.3	4.8	(21.7)	39.5
Other		(11.6)	(4.1)	(9.4)	(7.1)	(14.7)	(60.2)	(107.4)
	Debt Recovery	(5.9)	(2.8)	(4.9)	(4.4)	(10.2)	(35.2)	(63.8)
	Improvement in Business Performance	(5.6)	(1.3)	(4.4)	(2.7)	(4.4)	(25.0)	(43.6)
Total		(15.5)	(5.8)	(15.5)	(11.1)	(20.8)	(87.7)	(156.6)

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Liquidation		(2.4)	(0.0)	(0.3)	(0.2)	-	(0.6)	(3.8)
Restructuring		(9.7)	-	(0.0)	-	-	-	(9.8)
Improvement in Business Performance due to Restructuring		(0.5)	-	-	-	-	-	(0.5)
Securitization		(6.4)	(18.8)	-	(13.5)	-	(31.8)	(70.8)
Direct Write-off		19.6	14.3	0.4	0.9	(0.8)	11.7	46.5
Other		(22.0)	0.2	(0.9)	(5.1)	(3.8)	(41.7)	(73.6)
	Debt Recovery	(22.0)	0.6	(0.9)	(5.1)	(3.8)	(36.4)	(67.8)
	Improvement in Business Performance	-	(0.4)	-	-	-	(5.3)	(5.7)
Total		(21.5)	(4.3)	(0.9)	(18.0)	(4.6)	(62.5)	(112.1)

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Liquidation		(7.6)	(0.4)	-	-	-	-	(8.1)
Restructuring		-	-	(0.4)	-	-	-	(0.4)
Improvement in Business Performance due to Restructuring		-	-	(0.5)	(0.0)	(0.0)	-	(0.5)
Securitization		(9.0)	(0.2)	(2.1)	(0.0)	(0.4)	(0.6)	(12.5)
Direct Write-off		15.5	0.6	0.9	(0.8)	0.1	(3.2)	13.2
Other		(0.4)	(0.0)	(0.1)	(1.6)	(0.1)	(20.1)	(22.7)
	Debt Recovery	(0.4)	(0.0)	(0.1)	(1.6)	(0.1)	(14.5)	(16.8)
	Improvement in Business Performance	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(5.6)	(5.8)
Total		(1.5)	(0.0)	(2.3)	(2.6)	(0.4)	(24.0)	(31.2)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries(Banking Account + Trust Account)

(Billions of yen)

		Amount Removed						Accumulated Amount Removed from B/S from Second Half of Fiscal 2000
		Up to Second Half of Fiscal 2002(*)	In First Half of Fiscal 2003	In Second Half of Fiscal 2003	In First Half of Fiscal 2004	In Second Half of Fiscal 2004	In First Half of Fiscal 2005	
Liquidation		(962.2)	(20.6)	(129.5)	(27.3)	(160.3)	(28.5)	(1,328.7)
Restructuring		(994.5)	(46.4)	(320.8)	(139.5)	(98.6)	(12.5)	(1,612.6)
Improvement in Business Performance due to Restructuring		(121.2)	(6.4)	(43.9)	(0.5)	(2.9)	(1.0)	(176.3)
Securitization		(2,637.6)	(116.0)	(411.9)	(254.1)	(502.5)	(153.2)	(4,075.7)
Direct Write-off		1,761.8	19.3	519.6	128.6	363.0	99.2	2,891.8
Other		(2,605.8)	(332.6)	(438.1)	(428.7)	(520.0)	(203.8)	(4,529.2)
	Debt Recovery		(224.2)	(313.7)	(160.7)	(291.4)	(148.5)	
	Improvement in Business Performance		(108.3)	(124.4)	(267.9)	(228.6)	(55.2)	
Total		(5,559.7)	(502.9)	(824.7)	(721.7)	(921.6)	(300.0)	(8,830.8)

* From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2002.

8. Principal Amounts of NPLs Sold

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Billions of yen)

	First Half of Fiscal 2005		Fiscal 2004	First Half of Fiscal 2004
		Change from First Half of Fiscal 2004		
Principal Amounts of NPLs Sold	166.7	(103.7)	831.4	270.4
To RCC	11.1	(2.7)	42.7	13.9
To Others	155.6	(100.9)	788.7	256.5

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Principal Amounts of NPLs Sold	77.3	(150.0)	689.9	227.4
To RCC	10.9	(2.9)	42.2	13.9
To Others	66.4	(147.1)	647.6	213.5

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Principal Amounts of NPLs Sold	76.5	40.1	121.2	36.4
To RCC	0.1	0.1	0.4	-
To Others	76.3	39.9	120.7	36.4

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Principal Amounts of NPLs Sold	12.8	6.2	20.3	6.6
To RCC	-	-	-	-
To Others	12.8	6.2	20.3	6.6

* RCC: Resolution and Collection Corporation

9. Debt Forgiveness

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Banking Account + Trust Account)

(Number of cases, billions of yen)

	First Half of Fiscal 2005		Fiscal 2004	First Half of Fiscal 2004
		Change from First Half of Fiscal 2004		
Number of Cases	5	(2)	15	7
Total Debt Forgiveness (Book Value)	4.1	(16.2)	132.7	20.4

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Number of Cases	2	-	7	2
Total Debt Forgiveness (Book Value)	3.1	2.2	23.8	0.9

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Number of Cases	3	(2)	8	5
Total Debt Forgiveness (Book Value)	0.5	(18.3)	108.2	18.8

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Number of Cases	1	(2)	3	3
Total Debt Forgiveness (Book Value)	0.4	(0.1)	0.6	0.6

* The above figures do not include debt forgiveness following legal bankruptcy procedures.

10. Status of Loans by Industry

a) Outstanding Loans and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(Billions of yen)

	As of September 30, 2005						As of March 31, 2005		As of September 30, 2004	
			Change from March 31, 2005		Change from September 30, 2004					
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	59,506.5	1,213.2	(193.8)	(182.7)	(1,868.9)	(865.7)	59,700.4	1,396.0	61,375.5	2,078.9
Manufacturing	7,271.7	93.5	(279.0)	(19.9)	(786.7)	(93.1)	7,550.7	113.4	8,058.4	186.7
Agriculture	41.9	0.5	(2.3)	(0.1)	(5.9)	(0.9)	44.2	0.7	47.8	1.5
Forestry	1.2	0.0	(0.0)	0.0	(0.1)	0.0	1.3	-	1.4	-
Fishery	11.4	-	5.4	-	3.2	(1.7)	6.0	-	8.2	1.7
Mining	122.8	0.0	(15.3)	0.0	(1.6)	(0.1)	138.1	-	124.4	0.2
Construction	1,561.2	85.8	(85.6)	(6.2)	(182.0)	(71.8)	1,646.9	92.0	1,743.3	157.6
Utilities	998.2	0.1	(59.0)	(0.1)	(151.7)	0.0	1,057.2	0.3	1,149.9	0.0
Communication	848.8	7.9	(43.4)	(3.8)	(80.5)	(5.9)	892.2	11.7	929.3	13.9
Transportation	2,991.0	134.2	(36.0)	58.1	(58.6)	105.6	3,027.1	76.0	3,049.6	28.5
Wholesale & Retail	6,656.2	236.0	(272.9)	(95.9)	(539.1)	(310.0)	6,929.1	331.9	7,195.3	546.1
Finance & Insurance	6,819.3	6.6	(163.6)	(1.6)	(562.9)	(36.9)	6,982.9	8.3	7,382.2	43.6
Real Estate	7,355.4	255.0	757.2	(36.8)	576.8	(274.2)	6,598.2	291.8	6,778.6	529.2
Service Industries	9,989.5	236.3	44.1	(38.4)	(229.0)	(44.1)	9,945.3	274.8	10,218.5	280.5
Local Government	358.1	-	(120.4)	-	(92.0)	-	478.5	-	450.1	-
Other	14,479.3	156.8	77.4	(37.7)	241.6	(132.0)	14,401.9	194.6	14,237.7	288.9
Overseas Total (including Loans Booked Offshore)	4,979.0	54.8	786.0	(9.8)	992.0	(50.8)	4,192.9	64.6	3,986.9	105.6
Governments	233.5	8.3	78.7	(2.1)	62.8	(2.4)	154.8	10.5	170.7	10.7
Financial Institutions	812.5	-	180.3	-	399.9	(0.2)	632.2	-	412.6	0.2
Other	3,932.8	46.4	526.9	(7.6)	529.2	(48.0)	3,405.8	54.1	3,403.5	94.5
Total	64,485.5	1,268.0	592.1	(192.6)	(876.8)	(916.5)	63,893.4	1,460.6	65,362.4	2,184.6

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

(Billions of yen)

	As of September 30, 2005						As of March 31, 2005		As of September 30, 2004	
			Change from March 31, 2005		Change from September 30, 2004					
	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans	Outstanding Loans	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	33,854.7	699.5	(424.3)	(90.9)	(1,248.6)	(411.4)	34,279.0	790.5	35,103.3	1,111.0
Manufacturing	3,489.6	56.6	(98.6)	(11.4)	(236.7)	(25.5)	3,588.2	68.1	3,726.3	82.1
Agriculture	40.0	0.5	(2.0)	(0.1)	(5.6)	(0.9)	42.0	0.7	45.6	1.5
Forestry	1.2	0.0	(0.0)	0.0	(0.1)	0.0	1.3	-	1.4	-
Fishery	2.2	-	0.5	-	0.3	(0.0)	1.7	-	1.9	0.0
Mining	13.3	0.0	0.0	0.0	(1.7)	0.0	13.2	-	15.0	0.0
Construction	915.4	60.0	(63.6)	(2.1)	(90.7)	21.6	979.0	62.2	1,006.1	38.3
Utilities	86.5	0.1	(1.1)	(0.1)	(3.0)	0.1	87.6	0.3	89.6	0.0
Communication	422.2	6.5	(22.8)	(0.5)	1.8	(2.2)	445.0	7.1	420.3	8.8
Transportation	983.9	31.7	7.3	(7.8)	33.9	8.8	976.5	39.5	949.9	22.9
Wholesale & Retail	4,805.0	73.7	(116.3)	(20.1)	(165.4)	(84.2)	4,921.4	93.9	4,970.4	158.0
Finance & Insurance	1,582.1	3.4	52.7	(0.7)	(232.7)	(29.1)	1,529.4	4.1	1,814.9	32.5
Real Estate	3,827.9	214.7	(10.0)	(13.3)	(140.9)	(126.4)	3,837.9	228.1	3,968.9	341.2
Service Industries	6,481.9	128.9	(100.4)	(10.9)	(466.0)	(106.5)	6,582.4	139.9	6,948.0	235.4
Local Government	269.2	-	(1.4)	-	32.9	-	270.7	-	236.3	-
Other	10,933.7	122.8	(68.4)	(23.3)	25.6	(66.8)	11,002.1	146.2	10,908.0	189.7
Overseas Total (including Loans Booked Offshore)	-	-	-	-	-	-	-	-	-	-
Governments	-	-	-	-	-	-	-	-	-	-
Financial Institutions	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-
Total	33,854.7	699.5	(424.3)	(90.9)	(1,248.6)	(411.4)	34,279.0	790.5	35,103.3	1,111.0

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Domestic Total (excluding Loans Booked Offshore)	21,394.8	430.2	544.0	(68.1)	(396.5)	(390.8)	20,850.7	498.4	21,791.3	821.1
Manufacturing	3,418.1	30.9	(166.6)	(6.2)	(513.1)	(71.8)	3,584.8	37.2	3,931.2	102.7
Agriculture	1.8	-	(0.3)	-	(0.3)	-	2.1	-	2.2	-
Forestry	-	-	-	-	-	-	-	-	-	-
Fishery	1.1	-	0.5	-	(1.3)	-	0.6	-	2.5	-
Mining	101.6	-	(16.3)	-	0.7	(0.1)	117.9	-	100.9	0.1
Construction	513.6	23.6	(29.0)	(3.7)	(98.2)	(65.8)	542.6	27.3	611.9	89.4
Utilities	781.1	-	(52.0)	-	(131.3)	(0.0)	833.2	-	912.5	0.0
Communication	367.3	1.2	(14.0)	(3.2)	(77.8)	(3.2)	381.4	4.4	445.1	4.4
Transportation	1,788.2	74.6	(0.7)	62.6	(45.4)	74.6	1,789.0	11.9	1,833.7	0.0
Wholesale & Retail	1,654.1	160.4	(146.3)	(67.2)	(387.3)	(213.0)	1,800.4	227.6	2,041.4	373.4
Finance & Insurance	4,734.2	2.9	(218.3)	(0.9)	(264.1)	(7.7)	4,952.5	3.8	4,998.4	10.7
Real Estate	2,642.6	30.2	743.1	(10.7)	621.9	(82.6)	1,899.4	40.9	2,020.6	112.8
Service Industries	3,251.6	80.4	144.5	(25.8)	232.7	44.1	3,107.0	106.3	3,018.8	36.3
Local Government	32.2	-	3.7	-	9.3	-	28.4	-	22.9	-
Other	2,106.6	25.7	295.8	(12.8)	258.0	(65.0)	1,810.8	38.5	1,848.6	90.7
Overseas Total (including Loans Booked Offshore)	4,973.0	53.3	791.5	(9.8)	1,003.6	(51.4)	4,181.5	63.1	3,969.3	104.8
Governments	230.7	8.3	78.6	(2.1)	63.9	(2.4)	152.1	10.5	166.7	10.7
Financial Institutions	812.5	-	180.3	-	399.9	(0.2)	632.2	-	412.6	0.2
Other	3,929.7	44.9	532.5	(7.6)	539.7	(48.7)	3,397.1	52.6	3,389.9	93.7
Total	26,367.8	483.6	1,335.5	(77.9)	607.1	(442.3)	25,032.2	561.5	25,760.7	925.9

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	4,257.0	83.3	(313.5)	(23.7)	(223.8)	(63.4)	4,570.6	107.1	4,480.8	146.7
Manufacturing	363.9	5.9	(13.7)	(2.1)	(36.8)	4.1	377.6	8.0	400.7	1.7
Agriculture	-	-	-	-	(0.0)	-	-	-	0.0	-
Forestry	-	-	-	-	-	-	-	-	-	-
Fishery	8.0	-	4.3	-	4.3	(1.7)	3.7	-	3.7	1.7
Mining	7.9	-	0.8	-	(0.6)	-	7.0	-	8.5	-
Construction	132.1	2.1	6.9	(0.3)	6.9	(27.6)	125.2	2.4	125.2	29.8
Utilities	130.5	-	(5.8)	-	(17.3)	-	136.3	-	147.8	-
Communication	59.2	0.1	(6.5)	(0.0)	(4.5)	(0.4)	65.7	0.2	63.8	0.5
Transportation	218.8	27.8	(42.7)	3.2	(47.1)	22.2	261.5	24.5	265.9	5.5
Wholesale & Retail	197.0	1.8	(10.2)	(8.5)	13.6	(12.8)	207.3	10.4	183.4	14.6
Finance & Insurance	502.8	0.2	1.8	(0.0)	(66.0)	(0.1)	500.9	0.2	568.9	0.3
Real Estate	884.8	10.0	24.0	(12.6)	95.8	(65.0)	860.8	22.7	788.9	75.1
Service Industries	255.9	26.9	0.0	(1.5)	4.2	18.2	255.8	28.5	251.6	8.7
Local Government	56.5	-	(122.7)	-	(134.2)	-	179.3	-	190.8	-
Other	1,439.0	8.2	(149.9)	(1.6)	(42.0)	(0.2)	1,588.9	9.8	1,481.0	8.4
Overseas Total (including Loans Booked Offshore)	5.9	1.5	(5.5)	0.0	(11.6)	0.6	11.4	1.4	17.5	0.8
Governments	2.8	-	0.1	-	(1.1)	-	2.7	-	3.9	-
Financial Institutions	-	-	-	-	-	-	-	-	-	-
Other	3.0	1.5	(5.6)	0.0	(10.5)	0.6	8.7	1.4	13.5	0.8
Total	4,262.9	84.8	(319.1)	(23.7)	(235.4)	(62.7)	4,582.0	108.5	4,498.4	147.6

* Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

b) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(Billions of yen, %)

	As of September 30, 2005						As of March 31, 2005		As of September 30, 2004	
			Change from March 31, 2005		Change from September 30, 2004					
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,236.4	81.5	(189.4)	4.2	(879.8)	4.0	1,425.8	77.3	2,116.3	77.5
Manufacturing	96.3	86.0	(19.8)	7.3	(92.1)	5.4	116.2	78.7	188.5	80.6
Agriculture	0.5	94.6	(0.1)	1.5	(0.9)	1.9	0.7	93.0	1.5	92.6
Forestry	0.0	100.0	0.0	100.0	0.0	100.0	-	-	-	-
Fishery	0.0	100.0	0.0	-	(1.7)	-	0.0	100.0	1.7	100.0
Mining	0.0	100.0	0.0	100.0	(0.7)	0.0	-	-	0.7	99.9
Construction	87.2	83.2	(10.3)	1.0	(79.8)	18.5	97.5	82.2	167.0	64.6
Utilities	0.7	100.0	(0.2)	-	(0.0)	(0.4)	1.0	100.0	0.7	100.4
Communication	8.0	74.2	(3.7)	5.7	(5.9)	19.8	11.8	68.4	13.9	54.3
Transportation	134.3	72.0	57.5	3.5	105.5	(2.3)	76.8	68.5	28.7	74.3
Wholesale & Retail	237.4	74.1	(97.7)	5.0	(314.3)	(0.0)	335.1	69.1	551.8	74.2
Finance & Insurance	6.6	64.3	(1.6)	(11.8)	(36.9)	(31.6)	8.3	76.1	43.6	96.0
Real Estate	256.3	90.4	(38.4)	4.7	(274.7)	7.8	294.7	85.7	531.1	82.5
Service Industries	238.5	78.1	(37.4)	9.1	(45.3)	8.7	275.9	68.9	283.8	69.3
Local Government	-	-	-	-	-	-	-	-	-	-
Other	170.1	88.3	(37.3)	(2.2)	(132.6)	2.4	207.5	90.5	302.7	85.9
Overseas Total (including Loans Booked Offshore)	61.0	59.5	(8.6)	(2.2)	(47.3)	(16.9)	69.7	61.8	108.4	76.4
Governments	8.3	17.8	(2.1)	(6.5)	(2.4)	(8.1)	10.5	24.4	10.7	26.0
Financial Institutions	0.6	100.0	0.0	-	(0.2)	9.4	0.6	100.0	0.9	90.5
Other	52.0	65.7	(6.5)	(2.3)	(44.6)	(16.2)	58.5	68.0	96.7	81.9
Total	1,297.5	80.6	(198.1)	3.9	(927.2)	3.1	1,495.6	76.6	2,224.7	77.4

* Above figures are aggregated banking and trust account amounts. (Trust account denotes trust accounts with contracts indemnifying the principal amounts).

11. Housing and Consumer Loans & Loans to Both Small/Medium-Size Companies and Individual Clients

a) Balance of Housing and Consumer Loans
Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(Millions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Housing and Consumer Loans	11,671,121	(161,902)	(150,325)	11,833,023	11,821,446
Housing Loans for owner's residential housing	*9,071,933*	*(68,537)*	*33,738*	*9,140,471*	*9,038,194*

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Housing and Consumer Loans	11,309,337	(52,729)	(29,206)	11,362,066	11,338,543
Housing Loans	*10,399,312*	*(100,177)*	*(213,046)*	*10,499,489*	*10,612,358*
for owner's residential housing	*8,782,982*	*24,514*	*131,205*	*8,758,468*	*8,651,777*
Consumer loans	*910,025*	*47,448*	*183,840*	*862,577*	*726,185*

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Housing and Consumer Loans	-	-	-	-	-
Housing Loans	-	-	-	-	-
for owner's residential housing	-	-	-	-	-
Consumer loans	-	-	-	-	-

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Housing and Consumer Loans	361,784	(109,173)	(121,119)	470,957	482,903
Housing Loans for owner's residential housing	*288,951*	*(93,051)*	*(97,466)*	*382,003*	*386,417*

* Above figures are aggregated banking and trust account amounts. (Trust account denotes trust accounts with contracts indemnifying the principal amounts).

b) Loans to Both Small/Medium-Size Companies and Individual Clients
Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(%, Millions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Percentage of Loans to Both Small/Medium-Size Companies and Individual Clients to Total Domestic Loans	61.6	(0.8)	0.8	62.4	60.7
Loans to Both Small/Medium-Size Companies and Individual Clients	36,676,749	(631,077)	(605,484)	37,307,826	37,282,234

Mizuho Bank + Revitalization Subsidiary (Mizuho Project)

Percentage of Loans to Both Small/Medium-Size Companies and Individual Clients to Total Domestic Loans	77.6	0.1	1.7	77.4	75.9
Loans to Both Small/Medium-Size Companies and Individual Clients	26,283,037	(282,631)	(367,583)	26,565,669	26,650,621

Mizuho Corporate Bank + Revitalization Subsidiaries (Mizuho Corporate, Mizuho Global)

Percentage of Loans to Both Small/Medium-Size Companies and Individual Clients to Total Domestic Loans	36.5	(1.8)	(0.6)	38.4	37.2
Loans to Both Small/Medium-Size Companies and Individual Clients	7,825,182	(196,489)	(284,704)	8,021,671	8,109,886

Mizuho Trust & Banking + Revitalization Subsidiary (Mizuho Asset) (Banking Account + Trust Account)

Percentage of Loans to Both Small/Medium-Size Companies and Individual Clients to Total Domestic Loans	60.3	0.8	4.0	59.5	56.2
Loans to Both Small/Medium-Size Companies and Individual Clients	2,568,530	(151,956)	46,803	2,720,486	2,521,727

* Above figures are aggregated banking and trust account amounts.

* The figures above do not include loans booked at overseas offices and offshore markets.
* The definition of "Small/Medium-Size Companies" is as follows:
  Companies of which the capital is 300 million yen or below (100 million yen or below for the wholesale industry, and 50 million yen or below for the retail and service industries), or companies with full-time employees of 300 or below. (100 or below for the wholesale industry, 50 or below for the retail industries, and 100 or below for the service industry)

12. Status of Loans by Nationality of Borrowers

a) Balance of Loans to Restructuring Countries
Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(Billions of yen, number of countries)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Loan amount	42.9	(8.4)	(5.9)	51.4	48.8
Number of Restructuring Countries	6	-	-	6	6

b) Loans by Nationality of Borrowers
Non-Consolidated

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries
(Banking Account + Trust Account)

(Billions of yen)

	As of September 30, 2005		Change from March 31, 2005		Change from September, 2004		As of March 31, 2005		As of September 30, 2004	
	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*
Asia	1,619.0	22.9	283.1	(3.0)	373.3	(7.1)	1,335.8	26.0	1,245.6	30.1
China	*315.9*	*5.1*	*46.9*	*4.6*	*77.1*	*2.7*	*268.9*	*0.4*	*238.8*	*2.4*
Hong Kong	*252.7*	*2.7*	*48.7*	*0.3*	*24.4*	*0.2*	*204.0*	*2.3*	*228.3*	*2.4*
Thailand	*219.6*	*1.5*	*8.0*	*(3.3)*	*21.8*	*(2.8)*	*211.6*	*4.8*	*197.8*	*4.4*
Central and South America	1,018.8	1.6	114.9	(1.2)	247.5	(2.0)	903.8	2.9	771.2	3.7
North America	1,598.1	36.0	53.4	(2.5)	48.4	(99.6)	1,544.7	38.6	1,549.6	135.7
Eastern Europe	65.3	-	25.9	-	23.1	(0.9)	39.4	-	42.2	0.9
Western Europe	1,218.0	8.7	284.9	1.1	270.0	(8.2)	933.0	7.5	947.9	16.9
Other	475.3	9.3	73.3	(17.2)	103.8	3.5	401.9	26.5	371.5	5.7
Total	5,994.7	78.7	835.7	(22.9)	1,066.4	(114.5)	5,158.9	101.7	4,928.2	193.3

III. Deferred Taxes

1. Change in Deferred Tax Assets, etc.

Consolidated

(Billions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Net Deferred Tax Assets (A)	**758.8**	(244.0)	(449.5)	1,002.8	1,208.4
(Reference)					
Tier I (B)	**3,862.4**	(309.5)	(181.6)	4,172.0	4,044.1
(A)/(B) (%)	**19.6**	(4.3)	(10.2)	24.0	29.8

Non-Consolidated

Mizuho Bank

(Billions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Deferred Tax Assets (A)	**1,139.6**	31.2	15.5	1,108.3	1,124.0
Total Deferred Tax Liabilities (B)	**(244.1)**	(46.4)	(70.2)	(197.7)	(173.8)
(A) + (B)	**895.4**	(15.1)	(54.6)	910.6	950.1
Valuation Allowance	**(383.4)**	(61.8)	(76.4)	(321.6)	(307.0)
Net Deferred Tax Assets (C)	**512.0**	(76.9)	(131.0)	589.0	643.1
(Reference)					
Tier I (D)	**1,896.0**	14.1	27.3	1,881.9	1,868.7
(C)/(D) (%)	**27.0**	(4.2)	(7.4)	31.2	34.4

Mizuho Corporate Bank

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Deferred Tax Assets (A)	**1,820.6**	(59.4)	(122.5)	1,880.1	1,943.2
Total Deferred Tax Liabilities (B)	**(463.8)**	(91.2)	(175.4)	(372.6)	(288.4)
(A) + (B)	**1,356.7**	(150.6)	(298.0)	1,507.4	1,654.7
Valuation Allowance	**(1,151.9)**	(1.9)	18.9	(1,150.0)	(1,170.8)
Net Deferred Tax Assets (C)	**204.7**	(152.6)	(279.0)	357.4	483.8
(Reference)					
Tier I (D)	**2,308.8**	(355.6)	(54.7)	2,664.5	2,363.6
(C)/(D) (%)	**8.8**	(4.5)	(11.6)	13.4	20.4

Mizuho Trust & Banking

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Deferred Tax Assets (A)	**301.0**	5.6	(4.8)	295.3	305.9
Total Deferred Tax Liabilities (B)	**(56.4)**	(8.7)	(20.2)	(47.6)	(36.1)
(A) + (B)	**244.5**	(3.0)	(25.1)	247.6	269.7
Valuation Allowance	**(205.8)**	(16.3)	(16.2)	(189.5)	(189.5)
Net Deferred Tax Assets (C)	**38.7**	(19.4)	(41.4)	58.1	80.1
(Reference)					
Tier I (D)	**319.6**	15.6	22.8	304.0	296.7
(C)/(D) (%)	**12.1**	(7.0)	(14.8)	19.1	27.0

Aggregated Figures of the Three Banks

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Deferred Tax Assets (A)	**3,261.3**	(22.4)	(111.9)	3,283.8	3,373.2
Total Deferred Tax Liabilities (B)	**(764.4)**	(146.4)	(265.9)	(618.0)	(498.5)
(A) + (B)	**2,496.8**	(168.9)	(377.8)	2,665.7	2,874.6
Valuation Allowance	**(1,741.3)**	(80.1)	(73.7)	(1,661.1)	(1,667.5)
Net Deferred Tax Assets (C)	**755.5**	(249.0)	(451.6)	1,004.5	1,207.1
(Reference)					
Tier I (D)	**4,524.6**	(325.8)	(4.5)	4,850.5	4,529.1
(C)/(D) (%)	**16.6**	(4.0)	(9.9)	20.7	26.6

Consolidated


Billions of yen
%
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
29.8
24.0
19.6
1,208.4
1,002.8
758.8
Sep 30, 2004
March 31, 2005
Sep 30, 2005

Aggregated Figures of the Three Banks


Billions of yen
%
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
26.6
20.7
16.6
1,207.1
1,004.5
755.5
Sep 30, 2004
March 31, 2005
Sep 30, 2005
Net Deferred Tax Assets
Net Deferred Tax Assets to Tier I Ratio

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

a) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking's fundamental profitability enabled the three banks to report consistently an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking's loss carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposal of problem loans and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year except for the losses from these special factors, the conditions under the provisory clause of 5. (1) ④ of "Audit Guideline for Considering Recoverability of Deferred Tax Assets (JICPA Audit Committee Report No.66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (loss)

(Billions of yen)

	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2005 (estimate)	0.5	190.0	(3.0)
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7
Fiscal 2002	(976.5)	(2,326.9)	(195.0)
Fiscal 2001	(408.0)	(185.0)	(185.6)
Fiscal 2000	89.1	127.2	(20.1)

(Notes)

1. Figures are taxable income (loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2. Figures for First Half of Fiscal 2005 are estimates of taxable income for the interim period before deducting tax losses carried forward from prior years.
3. Above figures are those before deducting losses due to nonrecurring special reasons stipulated in Section 5. of JICPA Audit Committee Report No.66.
   If these nonrecurring factors are excluded, positive taxable income would have been recorded in each term.
4. Figures for the periods before the Corporate Split and Merger are those of the legally surviving banks.

b) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

(Billions of yen)

1. Estimate of future taxable income

		Total amount for five years (from October 1, 2005 to September 30, 2010)	(Reference) First Half of Fiscal 2005
Gross Profits	1	5,013.5	461.9
General and Administrative Expenses	2	(2,610.7)	(257.5)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	2,402.8	204.4
Credit-related Costs	4	(542.0)	(20.9)
Income before Income Taxes	5	1,641.2	100.4
Tax Adjustments *1	6	398.5	
Taxable Income before Current Temporary Differences *2	7	2,039.7	
Effective tax rates	8	40.60%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	828.1	Equal to Line25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2005.

(Billions of yen)

2. Breakdown of Deferred Tax Assets

		September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	March 31, 2005	September 30, 2004
Reserves for Possible Losses on Loans	10	159.9	31.3	(16.1)	128.5	176.0
Devaluation of securities	11	362.2	1.5	(5.9)	360.7	368.2
Net Unrealized Losses on Other Securities	12	-	-	(9.4)	-	9.4
Reserve for Employee Retirement Benefits	13	-	-	-	-	-
Tax Losses Carried Forward	14	378.7	(1.2)	21.9	379.9	356.8
Other	15	238.7	(0.3)	25.2	239.0	213.4
Total Deferred Tax Assets	16	1,139.6	31.2	15.5	1,108.3	1,124.0
Valuation Allowance	17	(383.4)	(61.8)	(76.4)	(321.6)	(307.0)
Sub Total [16 + 17]	18	756.1	(30.5)	(60.8)	786.7	817.0
Amount related to Retirement Benefits Accounting	19	(161.8)	0.2	(9.0)	(162.0)	(152.8)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(61.9)	(47.6)	(61.9)	(14.2)	-
Other	22	(20.3)	0.9	0.7	(21.3)	(21.0)
Total Deferred Tax Liabilities	23	(244.1)	(46.4)	(70.2)	(197.7)	(173.8)
Net Deferred Tax Assets [16 + 17 + 23]	24	512.0	(76.9)	(131.0)	589.0	643.1
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	828.1	54.0	(28.3)	774.0	856.4
Net Unrealized Gains on Other Securities [21]	26	(61.9)	(47.6)	(61.9)	(14.2)	-
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(254.1)	(83.3)	(40.8)	(170.7)	(213.3)

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(97.1) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Buisiness Revitalization Plan formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥5,013.5 billion [1], General and Administrative Expenses: ¥2,610.7 billion [2], and Net Business Profits(before Provision for General Reserve for Possible Losses on Loans): ¥2,402.8 billion [3].
The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥1,641.2 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥2,039.7 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,139.6 billion [16]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(383.4) billion [17] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(244.1) billion [23], ¥512.0 billion [24] of Net Deferred Tax Assets was recorded on the balance sheet.

This Net Deferred Tax Assets amount of ¥512.0 billion [24] is within the amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences of ¥828.1 billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years (¥2,039.7 billion [7]) and future effective tax rates.

Mizuho Corporate Bank

1. Estimate of future taxable income

(Billions of yen)

		Total amount for five years (from October 1, 2005 to September 30, 2010)	(Reference) First Half of Fiscal 2005
Gross Profits	1	2,918.0	418.5
General and Administrative Expenses	2	(1,083.5)	(105.4)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	1,834.4	313.0
Credit-related Costs	4	(285.0)	(23.0)
Income before Income Taxes	5	1,517.8	285.5
Tax Adjustments *1	6	(6.0)	
Taxable Income before Current Temporary Differences *2	7	1,511.7	

Effective tax rates	8	40.65%	
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	614.5	Equal to Line25

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2005.

2. Breakdown of Deferred Tax Assets

(Billions of yen)

		September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	March 31, 2005	September 30, 2004
Reserves for Possible Losses on Loans	10	147.9	3.7	45.1	144.1	102.7
Devaluation of securities	11	633.2	(4.2)	6.0	637.5	627.2
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	-	-	-	-	-
Tax Losses Carried Forward	14	866.3	(77.6)	(218.7)	944.0	1,085.1
Other	15	173.1	18.6	45.0	154.4	128.1
Total Deferred Tax Assets	16	1,820.6	(59.4)	(122.5)	1,880.1	1,943.2
Valuation Allowance	17	(1,151.9)	(1.9)	18.9	(1,150.0)	(1,170.8)
Sub Total [16 + 17]	18	668.6	(61.3)	(103.6)	730.0	772.3
Amount related to Retirement Benefits Accounting	19	(73.1)	(1.2)	(4.7)	(71.8)	(68.4)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(384.8)	(92.7)	(169.9)	(292.0)	(214.8)
Other	22	(5.9)	2.8	(0.7)	(8.7)	(5.1)
Total Deferred Tax Liabilities	23	(463.8)	(91.2)	(175.4)	(372.6)	(288.4)
Net Deferred Tax Assets [16 + 17 + 23]	24	204.7	(152.6)	(279.0)	357.4	483.8
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	614.5	(15.1)	(118.9)	629.7	733.4
Net Unrealized Gains on Other Securities [21]	26	(384.8)	(92.7)	(169.9)	(292.0)	(214.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(24.9)	(44.6)	9.7	19.7	(34.6)

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(34.6) billion.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Buisiness Revitalization Plan formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥2,918.0 billion [1], General and Administrative Expenses: ¥1,083.5 billion [2], and Net Business Profits(before Provision for General Reserve for Possible Losses on Loans): ¥1,834.4 billion [3].
The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥1,517.8 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥1,511.7 billion [7].

The amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences is ¥614.5 billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years (¥1,511.7 billion [7]) and future effective tax rates.

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,820.6 billion [16]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(1,151.9) billion [17] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(463.8) billion [23], ¥204.7 billion [24] of Net Deferred Tax Assets was recorded on the balance sheet.

Mizuho Trust & Banking

(Billions of yen)

1. Estimate of future taxable income

		Total amount for five years (from October 1, 2005 to September 30, 2010)		(Reference) First Half of Fiscal 2005
Gross Profits	1	819.0		74.1
General and Administrative Expenses	2	(429.5)		(37.1)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	389.5		36.9
Credit-related Costs	4	(46.8)		(6.9)
Income before Income Taxes	5	296.4		26.3
Tax Adjustments *1	6	36.0		
Taxable Income before Current Temporary Differences *2	7	332.4		
Effective tax rates	8	40.60%		
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	134.9	Equal to Line25	

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2005.

(Billions of yen)

2. Breakdown of Deferred Tax Assets

		September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	March 31, 2005	September 30, 2004
Reserves for Possible Losses on Loans	10	14.3	3.6	8.9	10.7	5.3
Devaluation of securities	11	99.3	(0.0)	(2.0)	99.3	101.3
Net Unrealized Losses on Other Securities	12	-	-	-	-	-
Reserve for Employee Retirement Benefits	13	7.2	0.7	0.9	6.4	6.3
Tax Losses Carried Forward	14	174.6	0.9	(10.4)	173.7	185.0
Other	15	5.4	0.4	(2.2)	5.0	7.7
Total Deferred Tax Assets	16	301.0	5.6	(4.8)	295.3	305.9
Valuation Allowance	17	(205.8)	(16.3)	(16.2)	(189.5)	(189.5)
Sub Total [16 + 17]	18	95.1	(10.6)	(21.1)	105.8	116.3
Amount related to Retirement Benefits Accounting	19	(6.2)	(0.0)	(0.0)	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(50.1)	(8.7)	(20.2)	(41.4)	(29.9)
Other	22	-	-	-	-	-
Total Deferred Tax Liabilities	23	(56.4)	(8.7)	(20.2)	(47.6)	(36.1)
Net Deferred Tax Assets [16 + 17 + 23]	24	38.7	(19.4)	(41.4)	58.1	80.1
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	134.9	3.0	3.3	131.9	131.6
Net Unrealized Gains on Other Securities [21]	26	(50.1)	(8.7)	(20.2)	(41.4)	(29.9)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(46.0)	(13.7)	(24.5)	(32.3)	(21.5)

Note: Retirement Benefits Accounting are gains from establishment of retirement benefits trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in theBuisiness Revitalization Plan formulated in August 2005. Details of the respective estimated five-year totals are as follows. Gross Profits: ¥819.0 billion [1], General and Administrative Expenses: ¥429.5 billion [2], and Net Business Profits(before Provision for General Reserve for Possible Losses on Loans): ¥389.5 billion [3].

The resulting estimated Income before Income Taxes (including Credit-related costs, etc.) is ¥296.4 billion [5] and estimated Taxable Income before Current Temporary Differences is ¥332.4 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥301.0 billion [16]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥(205.8) billion [17] was provided, therefore after offsetting Deferred Tax Liabilities of ¥(56.4) billion [23], ¥38.7 billion [24] of Net Deferred Tax Assets was recorded on the balance sheet.

This Net Deferred Tax Assets amount of ¥38.7 billion [24] is within the amount of Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences of ¥134.9 billion [9], which was calculated based on Taxable Income before Current Temporary Differences for the next five years (¥332.4 billion [7]) and future effective tax rates. Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences) is ¥(46.0) billion [27].

Aggregated Figures of the Three Banks

1. Estimate of future taxable income

(Billions of yen)

		Total amount for five years (from October 1, 2005 to September 30, 2010)		(Reference) First Half of Fiscal 2005
Gross Profits	1	8,750.5		954.5
General and Administrative Expenses	2	(4,123.7)		(400.1)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	3	4,626.7		554.4
Credit-related Costs	4	(873.8)		(50.8)
Income before Income Taxes	5	3,455.4		412.3
Tax Adjustments *1	6	428.4		
Taxable Income before Current Temporary Differences *2	7	3,883.8		
Effective tax rates	8	40.60%～40.65%		
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [7 x 8]	9	1,577.6	Equal to Line25	

*1. Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.

*2. Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2005.

2. Breakdown of Deferred Tax Assets

(Billions of yen)

		September 30, 2005			March 31, 2005	September 30, 2004
			Change from March 31, 2005	Change from September 30, 2004		
Reserves for Possible Losses on Loans	10	322.1	38.7	37.9	283.4	284.2
Devaluation of securities	11	1,094.7	(2.8)	(2.0)	1,097.6	1,096.8
Net Unrealized Losses on Other Securities	12	-	-	(9.4)	-	9.4
Reserve for Employee Retirement Benefits	13	7.2	0.7	0.9	6.4	6.3
Tax Losses Carried Forward	14	1,419.7	(78.0)	(207.2)	1,497.7	1,626.9
Other	15	417.3	18.7	67.9	398.5	349.3
Total Deferred Tax Assets	16	3,261.3	(22.4)	(111.9)	3,283.8	3,373.2
Valuation Allowance	17	(1,741.3)	(80.1)	(73.7)	(1,661.1)	(1,667.5)
Sub Total [16 + 17]	18	1,520.0	(102.5)	(185.7)	1,622.6	1,705.7
Amount related to Retirement Benefits Accounting	19	(241.2)	(1.0)	(13.7)	(240.2)	(227.4)
Unrealized Profits related to Lease Transactions	20	-	-	-	-	-
Net Unrealized Gains on Other Securities	21	(496.9)	(149.1)	(252.1)	(347.7)	(244.8)
Other	22	(26.2)	3.7	(0.0)	(30.0)	(26.2)
Total Deferred Tax Liabilities	23	(764.4)	(146.4)	(265.9)	(618.0)	(498.5)
Net Deferred Tax Assets [16 + 17 + 23]	24	755.5	(249.0)	(451.6)	1,004.5	1,207.1
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	25	1,577.6	41.9	(143.9)	1,535.6	1,721.5
Net Unrealized Gains on Other Securities [21]	26	(496.9)	(149.1)	(252.1)	(347.7)	(244.8)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences)	27	(325.1)	(141.7)	(55.5)	(183.3)	(269.5)

Note: Amount related to Retirement Benefits Accounting includes deferred tax liabilities related to gains from establishment of retirement benefits trust of ¥(138.0) billion.

IV. Other

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

(Millions of yen)

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Deposits	67,385,874	2,300,558	4,904,004	65,085,315	62,481,869
Individual Deposits	31,270,869	342,751	486,738	30,928,118	30,784,131
Corporate Deposits	28,843,990	229,043	2,987,699	28,614,946	25,856,291
Financial/Government Institutions	7,271,012	1,728,763	1,429,567	5,542,248	5,841,445

Mizuho Bank

Deposits	51,482,083	554,035	1,709,855	50,928,048	49,772,228
Individual Deposits	29,529,183	424,393	644,227	29,104,790	28,884,956
Corporate Deposits	18,662,178	(359,488)	675,154	19,021,666	17,987,024
Financial/Government Institutions	3,290,721	489,131	390,475	2,801,590	2,900,246

Mizuho Corporate Bank

Deposits	13,492,810	2,114,914	3,438,116	11,377,896	10,054,693
Individual Deposits	9,076	(2,616)	(2,026)	11,693	11,102
Corporate Deposits	9,580,647	604,570	2,265,814	8,976,076	7,314,832
Financial/Government Institutions	3,903,086	1,512,960	1,174,328	2,390,126	2,728,758

Mizuho Trust & Banking

Deposits	2,410,980	(368,390)	(243,967)	2,779,371	2,654,947
Individual Deposits	1,732,610	(79,024)	(155,462)	1,811,634	1,888,072
Corporate Deposits	601,165	(16,038)	46,730	617,204	554,434
Financial/Government Institutions	77,204	(273,327)	(135,235)	350,532	212,440

* The above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

2. Number of Directors and Employees

* Figures are based on the information to be provided in Securities Reports.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Members of the Board of Directors and Auditors	14	1	1	13	13
Executive Officers (excluding those doubling as directors)	4	1	1	3	3
Employees (excluding Executive Officers)	268	14	35	254	233

* 6 members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2005			As of March 31, 2005	As of September 30, 2004
		Change from March 31, 2005	Change from September 30, 2004		
Members of the Board of Directors and Auditors	33	1	-	32	33
Executive Officers (excluding those doubling as directors)	82	12	9	70	73
Employees (excluding Executive Officers)	26,161	714	(592)	25,447	26,753

Mizuho Bank

Members of the Board of Directors and Auditors	11	-	-	11	11
Executive Officers (excluding those doubling as directors)	29	8	5	21	24
Employees (excluding Executive Officers)	16,240	205	(926)	16,035	17,166

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	11	1	-	10	11
Executive Officers (excluding those doubling as directors)	37	4	4	33	33
Employees (excluding Executive Officers)	7,116	418	260	6,698	6,856

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	11	-	-	11	11
Executive Officers (excluding those doubling as directors)	16	-	-	16	16
Employees (excluding Executive Officers)	2,805	91	74	2,714	2,731

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of September 30, 2005	Change from March 31, 2005	Change from September 30, 2004	As of March 31, 2005	As of September 30, 2004
Head Offices and Domestic Branches	454	(75)	(112)	529	566
	452	*(9)*	*(14)*	*461*	*466*
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	91	(9)	(9)	100	100
	91	*(8)*	*(8)*	*99*	*99*
Overseas Sub-Branches	3	1	1	2	2
Overseas Representative Offices	13	-	-	13	13

* Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (26), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).
* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Bank

Head Office and Domestic Branches	399	(75)	(112)	474	511
	397	*(9)*	*(14)*	*406*	*411*
Overseas Branches	-	-	-	-	-
Domestic Sub-Branches	90	(9)	(9)	99	99
	90	*(8)*	*(8)*	*98*	*98*
Overseas Sub-Branches	-	-	-	-	-
Overseas Representative Offices	-	-	-	-	-

* Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (11), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).
* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Mizuho Corporate Bank

Head Office and Domestic Branches	18	-	-	18	18
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	-	-	-	-	-
Overseas Sub-Branches	3	1	1	2	2
Overseas Representative Offices	12	-	-	12	12

* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (15).

Mizuho Trust & Banking

Head Office and Domestic Branches	37	-	-	37	37
Overseas Branches	-	-	-	-	-
Domestic Sub-Branches	1	-	-	1	1
Overseas Sub-Branches	-	-	-	-	-
Overseas Representative Offices	1	-	-	1	1

4. Earnings Estimates for Fiscal 2005

Consolidated

(Billions of yen)

	Fiscal 2005 (Estimates)
Ordinary Income	3,400.0
Ordinary Profits	980.0
Net Income	630.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries (Non-consolidated)

(Billions of yen)

	Fiscal 2005 (Estimates)			
	Aggregated Figures of the 3 Banks	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	1,042.0	440.0	520.0	82.0
Ordinary Profits	851.0	260.0	530.0	61.0
Net Income	654.0	160.0	460.0	34.0

Credit-related Costs	(57.0)	(60.0)	15.0	(12.0)

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking denotes amounts before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)

	Fiscal 2005 (Estimates)
Operating Income	130.0
Ordinary Profits	113.0
Net Income	790.0

Comparison of Non-Consolidated Balance Sheets (Selected Items)

(Millions of yen)

Balance Sheet Items	September 30, 2005 (A)	September 30, 2004 (B)	Comparison (A) - (B)	March 31, 2005 (Summary) (C)	Comparison (A) - (C)
(Assets)					
Cash and Due from Banks	3,663,107	3,649,992	13,114	4,871,986	(1,208,879)
Call Loans	2,420,000	2,700,000	(280,000)	1,830,000	590,000
Receivables under Resale Agreements	—	—	—	401,202	(401,202)
Guarantee Deposits Paid under Securities Borrowing Transactions	1,790,912	3,245,454	(1,454,542)	2,497,765	(706,853)
Bills Purchased	—	—	—	78,200	(78,200)
Other Debt Purchased	670,322	217,458	452,864	335,946	334,376
Trading Assets	1,099,201	739,733	359,468	783,816	315,385
Money Held in Trust	241	—	241	169	71
Securities	20,635,650	18,327,129	2,308,521	21,121,490	(485,840)
Loans and Bills Discounted	33,646,946	34,765,649	(1,118,703)	34,063,135	(416,188)
Foreign Exchange Assets	123,564	142,187	(18,622)	126,180	(2,616)
Other Assets	1,726,764	1,461,068	265,696	1,619,133	107,631
Premises and Equipment	747,282	833,205	(85,923)	780,566	(33,284)
Deferred Debenture Charges	268	292	(23)	300	(32)
Deferred Tax Assets	512,043	643,135	(131,091)	589,021	(76,978)
Customers' Liabilities for Acceptances and Guarantees	1,710,881	1,908,376	(197,494)	1,838,888	(128,006)
Reserves for Possible Losses on Loans	(315,830)	(353,917)	38,087	(347,514)	31,684
Reserve for Possible Losses on Investments	(83,737)	(83,936)	198	(88,665)	4,927
Total Assets	68,347,619	68,195,829	151,790	70,501,625	(2,154,005)
(Liabilities)					
Deposits	51,509,453	49,827,131	1,682,321	50,989,575	519,878
Negotiable Certificates of Deposits	3,083,790	3,880,300	(796,510)	5,392,750	(2,308,960)
Debentures	2,211,137	2,476,620	(265,482)	2,346,925	(135,788)
Call Money	1,569,600	1,527,800	41,800	1,319,200	250,400
Payables under Repurchase Agreements	176,445	99	176,345	202,328	(25,883)
Guarantee Deposits Received under Securities Lending Transactions	1,228,335	2,641,650	(1,413,315)	1,997,832	(769,497)
Bills Sold	637,000	173,200	463,800	722,900	(85,900)
Trading Liabilities	409,662	549,041	(139,378)	517,939	(108,276)
Borrowed Money	1,247,488	1,493,212	(245,723)	1,406,757	(159,268)
Foreign Exchange Liabilities	19,316	15,369	3,947	19,433	(117)
Bonds and Notes	241,100	3,500	237,600	159,300	81,800
Other Liabilities	2,308,362	1,781,101	527,260	1,653,684	654,678
Reserve for Bonus Payments	6,845	7,075	(229)	7,008	(162)
Reserve for Frequent Users Services	255	0	254	51	203
Deferred Tax Liabilities for Revaluation Reserve for Land	100,713	117,500	(16,787)	106,072	(5,359)
Acceptances and Guarantees	1,710,881	1,908,376	(197,494)	1,838,888	(128,006)
Total Liabilities	66,460,387	66,401,979	58,408	68,680,647	(2,220,259)
(Shareholders' Equity)					
Common Stock and Preferred Stock	650,000	650,000	—	650,000	—
Capital Surplus	762,345	762,345	—	762,345	—
Capital Reserve	762,345	762,345	—	762,345	—
Retained Earnings	236,917	232,953	3,963	232,471	4,446
Unappropriated Retained Earnings	236,917	232,953	3,963	232,471	4,446
Net Income	*76,270*	*39,297*	*36,973*	*22,129*	*54,140*
Revaluation Reserve for Land, net of Taxes	147,348	171,909	(24,560)	155,253	(7,905)
Net Unrealized Gains(Losses) on Other Securities, net of Taxes	90,620	(23,358)	113,978	20,906	69,713
Total Shareholders' Equity	1,887,232	1,793,850	93,382	1,820,977	66,254
Total Liabilities and Shareholders' Equity	68,347,619	68,195,829	151,790	70,501,625	(2,154,005)

Comparison of Non-Consolidated Statements of Operations (Selected Items)

(Millions of yen)

Statement of Operations Items	First Half of Fiscal 2005 (A)	First Half of Fiscal 2004 (B)	Change (A) - (B)	Fiscal 2004 (Summary)
Ordinary Income	566,352	554,576	11,776	1,132,660
Interest Income	319,550	339,971	(20,421)	668,085
Interest on Loans and Bills Discounted	*253,186*	*285,058*	*(31,871)*	*552,498*
Interest and Dividends on Securities	*39,570*	*30,491*	*9,078*	*65,245*
Fee and Commission Income	129,355	115,261	14,093	234,227
Trading Income	2,601	3,284	(683)	28,267
Other Operating Income	95,221	76,948	18,273	138,135
Other Income	19,624	19,110	513	63,944
Ordinary Expenses	472,813	451,334	21,479	941,249
Interest Expenses	40,144	36,847	3,296	75,424
Interest on Deposits	*13,615*	*10,003*	*3,612*	*22,406*
Interest on Debentures	*2,032*	*3,404*	*(1,371)*	*6,224*
Fee and Commission Expenses	29,359	29,336	23	53,115
Trading Expenses	4,874	—	4,874	568
Other Operating Expenses	10,368	27,606	(17,237)	46,158
General and Administrative Expenses	277,205	302,677	(25,472)	578,549
Other Expenses	110,860	54,867	55,993	187,433
Ordinary Profits	93,539	103,242	(9,702)	191,411
Extraordinary Gains	22,407	51,926	(29,519)	21,069
Extraordinary Losses	15,458	56,932	(41,474)	102,713
Income before Income Taxes	100,488	98,236	2,252	109,767
Income Taxes:				
Current	280	252	28	518
Deferred	23,937	58,686	(34,749)	87,119
Net Income	76,270	39,297	36,973	22,129
Unappropriated Retained Earnings brought forward from previous fiscal year	222,766	185,365	37,400	185,365
Transfer from Revaluation Reserve for Land, net of Taxes	7,879	8,290	(411)	24,975
Cancellation of Treasury Stock	69,998	—	69,998	—
Unappropriated Retained Earnings at the end of the period	236,917	232,953	3,963	232,471

Comparison of Non-Consolidated Balance Sheets (Selected Items)

(Millions of yen)

Balance Sheet Items	September 30, 2005 (A)	September 30, 2004 (B)	Comparison (A) - (B)	March 31, 2005 (Summary) (C)	Comparison (A) - (C)
(Assets)					
Cash and Due from Banks	2,295,704	2,754,415	(458,710)	2,705,567	(409,862)
Call Loans	353,290	248,019	105,271	366,161	(12,870)
Receivables under Resale Agreements	1,266,559	618,648	647,911	560,095	706,464
Guarantee Deposits Paid under Securities Borrowing Transactions	1,617,801	2,138,204	(520,403)	1,905,791	(287,990)
Other Debt Purchased	153,697	86,435	67,261	102,848	50,848
Trading Assets	3,170,908	3,657,892	(486,983)	3,139,093	31,814
Money Held in Trust	7,632	2,002	5,630	2,002	5,630
Securities	18,162,428	16,132,580	2,029,848	16,150,759	2,011,668
Loans and Bills Discounted	25,606,151	24,397,057	1,209,094	24,059,414	1,546,737
Foreign Exchange Assets	699,605	546,211	153,394	580,630	118,974
Other Assets	3,337,257	3,785,162	(447,905)	3,371,405	(34,148)
Premises and Equipment	134,371	149,865	(15,493)	142,423	(8,051)
Deferred Debenture Charges	0	8	(7)	2	(2)
Deferred Tax Assets	204,794	483,890	(279,095)	357,427	(152,632)
Customers' Liabilities for Acceptances and Guarantees	3,294,968	3,002,653	292,315	2,893,287	401,681
Reserves for Possible Losses on Loans	(349,190)	(329,473)	(19,716)	(377,911)	28,721
Reserve for Possible Losses on Investments	(1,309)	(430)	(878)	(6,299)	4,990
Total Assets	59,954,672	57,673,141	2,281,530	55,952,699	4,001,973
(Liabilities)					
Deposits	20,948,786	16,080,010	4,868,776	17,452,175	3,496,610
Negotiable Certificates of Deposits	5,071,065	5,604,694	(533,628)	6,136,996	(1,065,930)
Debentures	5,098,719	6,079,079	(980,360)	5,547,662	(448,942)
Call Money	5,641,516	6,139,020	(497,503)	4,767,122	874,394
Payables under Repurchase Agreements	5,763,952	4,182,324	1,581,627	3,936,149	1,827,802
Guarantee Deposits Received under Securities Lending Transactions	1,938,132	3,015,938	(1,077,806)	2,332,412	(394,280)
Bills Sold	1,854,600	2,561,000	(706,400)	2,456,500	(601,900)
Commercial Paper	—	227,000	(227,000)	210,000	(210,000)
Trading Liabilities	2,101,354	2,642,208	(540,854)	2,108,692	(7,338)
Borrowed Money	2,392,130	2,356,459	35,671	2,356,414	35,716
Foreign Exchange Liabilities	359,603	261,521	98,082	291,520	68,083
Short-term Bonds	423,400	180,200	243,200	260,300	163,100
Bonds and Notes	123,100	123,100	—	123,100	—
Other Liabilities	2,541,783	2,920,425	(378,642)	2,557,876	(16,092)
Reserve for Bonus Payments	2,595	2,539	56	2,271	324
Reserve for Contingencies	40,136	131,341	(91,205)	10,108	30,028
Deferred Tax Liabilities for Revaluation Reserve for Land	26,949	31,535	(4,586)	29,912	(2,963)
Acceptances and Guarantees	3,294,968	3,002,653	292,315	2,893,287	401,681
Total Liabilities	57,622,795	55,541,054	2,081,740	53,472,502	4,150,292
(Shareholders' Equity)					
Common Stock and Preferred Stock	1,070,965	1,070,965	—	1,070,965	—
Capital Surplus	258,247	258,247	—	258,247	—
Capital Reserve	258,247	258,247	—	258,247	—
Retained Earnings	401,478	442,963	(41,485)	680,757	(279,279)
Appropriated Reserve	5,000	2,500	2,500	2,500	2,500
Unappropriated Retained Earnings	396,478	440,463	(43,985)	678,257	(281,779)
Net Income	*228,657*	*60,969*	*167,687*	*296,391*	*(67,734)*
Revaluation Reserve for Land, net of Taxes	39,346	46,062	(6,715)	43,691	(4,344)
Net Unrealized Gains on Other Securities, net of Taxes	561,840	313,848	247,991	426,535	135,304
Total Shareholders' Equity	2,331,877	2,132,087	199,790	2,480,196	(148,319)
Total Liabilities and Shareholders' Equity	59,954,672	57,673,141	2,281,530	55,952,699	4,001,973

Comparison of Non-Consolidated Statements of Operations (Selected Items)

(Millions of yen)

Statement of Operations Items	First Half of Fiscal 2005 (A)	First Half of Fiscal 2004 (B)	Change (A) - (B)	Fiscal 2004 (Summary)
Ordinary Income	756,476	575,535	180,941	1,143,937
Interest Income	556,599	342,338	214,260	705,631
Interest on Loans and Bills Discounted	*199,362*	*176,873*	22,489	*359,228*
Interest and Dividends on Securities	*289,101*	*116,891*	172,209	*243,088*
Fee and Commission Income	71,765	65,944	5,820	136,631
Trading Income	13,522	4,084	9,438	15,765
Other Operating Income	65,663	59,179	6,483	131,015
Other Income	48,925	103,987	(55,061)	154,893
Ordinary Expenses	486,107	437,951	48,155	955,776
Interest Expenses	252,460	160,296	92,163	349,145
Interest on Deposits	*91,768*	*40,087*	51,681	*100,823*
Interest on Debentures	*24,536*	*33,617*	(9,081)	*62,444*
Fee and Commission Expenses	16,104	18,258	(2,153)	37,355
Trading Expenses	1,733	—	1,733	—
Other Operating Expenses	18,746	30,430	(11,683)	51,766
General and Administrative Expenses	110,619	116,771	(6,152)	216,879
Other Expenses	86,442	112,195	(25,752)	300,628
Ordinary Profits	270,369	137,583	132,785	188,161
Extraordinary Gains	20,255	18,971	1,284	234,816
Extraordinary Losses	5,081	15,244	(10,163)	19,767
Income before Income Taxes	285,543	141,310	144,233	403,209
Income Taxes:				
Current	17	19	(1)	35
Refund	—	—	—	21,228
Deferred	56,868	80,321	(23,453)	128,011
Net Income	228,657	60,969	167,687	296,391
Unappropriated Retained Earnings brought forward from previous fiscal year	663,481	374,008	289,473	374,008
Transfer from Revaluation Reserve for Land, net of Taxes	4,337	5,486	(1,148)	7,857
Cancellation of Treasury Stock	499,998	—	499,998	—
Unappropriated Retained Earnings at the end of the period	396,478	440,463	(43,985)	678,257

Exhibit A-7

MIZUHO
Mizuho Financial Group
Channel to Discovery

November 21, 2005
Mizuho Financial Group,Inc.

Revision of Consolidated Earnings Estimates for Fiscal 2005

Mizuho Financial Group, Inc. ("MHFG") hereby revises upward its Consolidated Earnings Estimates for Fiscal 2005 ending March 31, 2006, as described below, based on the current trend of strong profit performance.

Consolidated Earnings Estimates for Fiscal 2005 (Billions of Yen, %)

	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (May 2005)	3,000.0	860.0	500.0
Revised Estimates	3,400.0	980.0	630.0
Net Change	400.0	120.0	130.0
Rate of Change	13.3%	14.0%	26.0%

This document is prepared in order to announce specific facts relating to MHFG's revision of Consolidated Earnings Estimates for Fiscal 2005 and does not constitute an offer for sale or a solicitation for investment or other similar activity, in and outside of Japan.

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Exhibit A-8

Exhibit A-9

MIZUHO

Status Quo and Future of Syndicated Loan Market in Japan

September 2005

Mizuho Financial Group

Status Quo of Syndicated Loan Market

What is a Syndicated Loan?

Formation of a syndicate by multiple financial institutions

Credit extension under the same agreement



Borrower
Arrangement
Arranger
• Structuring & pricing
• Formation of a syndicate
• Documentation
Administration
Agent
• Communication & notification
• Payments of principal & interest
Participating Financial Institution
Participating Financial Institution
Participating Financial Institution
Participating Financial Institution
Arranger also participates

Development of Japanese Syndicated Loan Market (1)



(JPY Tn)
20
15
10
5
0
Reference: Bank of Japan Statistics "Loans Syndicated and Loans Transferred"
⇒ JPY 21.6Tn (FY2004)
Approx. JPY 17Tn
0.2
0.5
4.2
9.8
11.8
11.9
14.7
16.7
1997
1998
1999
2000
2001
2002
2003
2004

(Source: Thomson Financial, Calendar Year)

Development of Japanese Syndicated Loan Market (2)

Total Amount of Syndicated Loan Arrangements & Amount of Straight Bonds (SBs) Issued

(JPY Bn)

	Syndicated Loans	SBs Issued
1997	*230.9*	9,027.5
1998	*522.8*	11,045.4
1999	*4,264.9*	8,662.4
2000	*9,832.2*	8,202.2
2001	*11,818.8*	8,804.4
2002	*11,903.0*	7,985.3
2003	*14,712.8*	7,380.8
2004	*16,699.6*	5,766.5



(JPY Tn)
18
16
14
12
10
8
6
4
2
0
Syndicated Loans
SBs
1997
1998
1999
2000
2001
2002
2003
2004
Approx. JPY 17Tn
Approx. JPY 5 Tn

(Source: Thomson Financial, Japan Securities Dealers Association, Calendar Year)

Mizuho's Market Position

Domestic Syndicated Loan League Table (April 1, 2004 - March 31, 2005)

(JPY Bn)

Rank	Group	Arranged Amount	Number of Arrangements
1	Mizuho FG	7,348.9	610
2	SMBC	5,339.9	524
3	MTFG	2,751.6	362
4	UFJ	1,250.5	126
5	Citigroup	643.3	13
Total (incl. other groups)		18,681.2	1,673

Outstanding Market Share



Mizuho FG
39%
Other
7%
Citigroup
3%
UFJ
7%
MTFG
15%
SMBC
29%

(Source: Thomson Financial, Bookrunner League Table)

Increasing Participating Financial Institutions

Investor Profile by Types (FY04 Actual)


Foreign Financial Institution & Other
35
Regional Bank
64
nsurance
22
Accounts for more than 95% of regional banks (incl. second regional banks)
Cooperative System Financial Institution, Trust Bank & City Bank
21
Shinren
26
Second Regional Bank
43

Participation Rates in Syndicated Loans by Types


Participated by all Regional Banks
Regional Bank
Cooperative System Financial Institution, Trust Bank & City Bank
Second Regional Bank
Insurance
Shinren
Foreign Financial Institution & Other
Recently, investors such as investment trust are coming into the market
Operating Rate
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1H of FY02
2H of FY02
1H of FY03
2H of FY03
1H of FY04
2H of FY04

(Participation in loans arranged by Mizuho Corporate Bank)

Size of Syndicated Loan & Secondary Loan Markets in the U.S.


(USD Bn)
1600
1400
1200
1000
800
600
400
200
0
(USD Bn)
160
140
120
100
80
60
40
20
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Primary Market (Left Scale)
Secondary Market (Right Scale)

Source: Primary Market: Thomson Financial
Secondary Market: Loan Pricing Corporation

Comparison of Japan & U.S. Markets in 2004



U.S.
Japan
(JPY Tn)
400
300
200
100
0
(Balance)
(Arrangement Amount)
(Balance)
135
271
139
17
307
63
Bilateral Loan
Syndicated Loan
Bond & Note
Indirect Financing
Market-oriented Indirect Financing
Direct Financing

1. Calendar Year. Exchange rate : USD 1.00 = JPY 104
2. Source: Mizuho Corporate Bank estimated figures based on the followings - Syndicated Loan: Thomson Financial, U.S. Bilateral Loan: FRB, Japan Bilateral Loan: Bank of Japan, U.S. Bond & Note: FRB, Japan Bond & Note: Japan Securities Dealers Association

Expansion of Syndicated Loan Market

Expansion of Domestic Syndicated Loan Market <Image>



Domestic Market
(JPY Tn)
120
100
80
60
40
20
0
Mizuho CB
Mizuho CB
Mizuho CB
2002
2005
2007
Loans Arranged by Mizuho CB
(JPY Tn)
35
30
25
20
15
10
5
0
Corporate Revitalization, M&A, etc
Term Loan
Commitment Line
2002
2005
2007

Status Quo of Secondary Loan Business

The Secondary Loan Market is Essential for Development of Syndicated Loan Market

- Joint Promotion of Market Development by Government and Private Sector -



Public Institutions' Supports: including Bank of Japan, Financial Services Agency, and Ministry of Economy, Trade and Industry
Development of Secondary Market is led by Japan Syndication and Loan-trading Association (JSLA) Member Financial Institutions
Expand risk bearing capacity through increasing liquidity
Development & Expansion of Secondary Loan Market
Arrangement of tradable loans
Further Expansion of Syndicated Loan (Primary) Market

- The increase of risk bearing capacity of the overall market and the reduction of costs will become feasible through participation of investors with a wide range of objectives and risk preferences
- Ongoing pricing will become possible even after executing loans and more efficient pricing through market mechanisms will be developed.
  → Increased transparency in borrowing conditions

Mizuho Corporate Bank's Loan Trading Business (1)

- In October 2003, Mizuho Corporate Bank established a section specializing in pricing and broking of loans, and went into loan trading business.
- In October 2004, the specialized section was expanded into "Loan Trading Division" to build a framework for pricing and broking of various loan credits.

The Loan Trading Business Organization



Loan Trading Division
Line 1
Trading of ordinary loans
Line 2
Trading of high-yield loans
Business Development Line
Business development and marketing of new investors
Collaboration
Portfolio Management Div.
Purchasing and selling with aim to increasing the Bank's own portfolio value
Corporate Restructuring Business Unit
Specialized know-how such as restructuring of problem loans and corporate revitalization
Financial Products Unit
Specialized know-how such as M&As, etc.

Mizuho Corporate Bank's Loan Trading Business (2)

- **Market-making business with a focus on syndicated loans arranged by Mizuho CB**

  - **Select deals based on liquidity and creditworthiness. Price the deal based on market trend and quote a reference price**
  - **Reference price is provided as "market-making indication"**



MIZUHO

- **Broking of loans and execution of portfolio management**

  - **Purchasing and selling of selected deals, bilateral loans and other banks' arranged deals**
  - **Purchasing and selling of loans under portfolio management**

Track Record of Mizuho Corporate Bank's Loan Trading

Transaction amount for 1H of FY05 is expected to surpass JPY 200Bn

Number of Loans Traded by Mizuho CB



(No. of Trans.)
60
50
40
30
20
10
0
Bilateral Loans, etc.
Syndicated Loans
2H of FY03
1H of FY04
2H of FY04



Comparison of 2H of FY03 to 2H of FY04
Number of transactions increased five fold (10 → 50)
Transaction amount increased more than twenty fold (JPY 4Bn → JPY 80Bn)
Syndicated Loan
Bilateral Loan
Various Structured Loan
Foreign-currency-denominated Loan, etc.

Transaction Amount Traded by Mizuho CB



(JPY Bn)
100
80
60
40
20
0
Non-recourse Loans, etc.
Regular Loans (Corporate Risk)
2H of FY03
1H of FY04
2H of FY04

Profitability of
Syndicated Loan Business

Income from Mizuho Corporate Bank's Syndicated Loan Business



Gross Profits of Syndicated Finance Business Unit
(non-interest income only)
(JPY Bn)
70
60
50
40
30
20
10
0
FY02
FY03
FY04
FY05 (planned)
FY06 (planned)
FY07 (planned)

(Managerial Accounting Basis)

Profitability of Mizuho Corporate Bank's Syndicated Loan Business

Margin:
Income from syndicated loan business / arranged amount


(bps)
40
30
20
10
0
1H of FY02
2H of FY02
1H of FY03
2H of FY03
1H of FY04
2H of FY04

Diversification of Corporate Finance

Diversification of Products

- Total Debt Restructurings (TDRs)
- Hybrid Syndicated Loans
  (utilize subordinated credits)
- High-liquidity Syndicated Loans
- Cross-border Syndicated Loans
- Syndicated Loans for Public Sector
- Risk Finances such as Earthquake Facility
- Privately Placed "Bonds & Loans" Investment Trusts

Expansion of Syndicated Loan Market

Expansion of Domestic Syndicated Loan Market <Image>



Domestic Market
(JPY Tn)
120
100
80
60
40
20
0
Mizuho CB
Mizuho CB
Mizuho CB
2002
2005
2007
Loans Arranged by Mizuho CB
(JPY Tn)
35
30
25
20
15
10
5
0
Corporate Revitalization, M&A, etc
Term Loan
Commitment Line
2002
2005
2007

Market-oriented Indirect Financing will bring about ...

Investment Strategies and Portfolio Management



Business Portfolio Management
Capital Allocation
Capital Allocation
Portfolio Management
Control of Portfolio Value
• Diversified investment
• Credit derivative
• Portfolio exchange
• Syndicated loan
Strategic Investment: New / Expanded Areas
• Mezzanine investment
• Equity-related investment
• Investment in mezzanine fund for revitalization
• Business fund investment
• High-yield investment
Capital Release
Diversification of profits making opportunities
Strategic Risk-Taking
o Dynamic portfolio management
o Development of business based on asset turnover
o Capital-cost-conscious pricing
Sophisticated Business Administration Infrastructure
o Secure risk-adjusted return after consideration of capital costs
o Controllable and "exitable" operations
o Enhancement of new product development function

Portfolio Value

Loan volume & loan interest margin

Even supposing that ...

Mizuho Corporate Bank = **Mega Bank "A"**

Comparison of Loan Portfolio

Portfolio Value (concentration risk, liquidity, pricing...)

Mizuho Corporate Bank > **Mega Bank "A"**



Market based loans
Market
➢Market-based Pricing
➢Tradability
➢Covenants
Non-market
Conventional loans

◆ **Differences in Required Capital**

Mizuho Corporate Bank		Mega Bank "A"
Concentration risk: small	⬌	Concentration risk: large

◆ **Differences in Portfolio Management**

Mizuho Corporate Bank		Mega Bank "A"
Liquidity: high	⬌	Liquidity: low
Market pricing	⬌	Bilateral pricing



Market based loans
Market
Non-market
Conventional loans

➔ **Substantial differences may arise in the next recessionary phase**

Fully-fledged Development of Credit Market

External Environment - Changes and Needs of Society -
New Basel II Capital Framework / Implementation of Capping on Deposit Guarantee Scheme / Deregulation (lowering of industry barriers and national boundaries) / Changes to the Public Sector (drastic changes in money flows) / Diversification of Corporate Finance, etc.



Various needs on diversification of risks
Internal / External
Domestic / Overseas
Debt / Equity
High Risk / Low Risk
Earthquake & Climatic Risk
Business risks
Use of Syndicated Loans as a Function
(1) Identify risks / Process / Provide solution
(2) Diversify risks / Provide investment products
Effective use of capital → Releasing → Cycle of reinvestment
(3) Strategic risk taking / Credit investment
(4) Risk Management
Financial Industry becomes Comprehensive Risk Brokerage Industry
Diversified products and investors
High-risk high-return / Low-risk low-return
Marked to market / Booked at cost
Individual, Business corporation, Financial corporation, Pension fund, Fund...

Substantial and seamless credit market, interwoven with layers of multi-tiered markets
Keywords: marketability, transparency, objectivity (credit culture)

Japan's Strongest Syndicated Loan Business Framework



Strategic allocation of management resources
: 200 personnel in 6 divisions
Customers
Proposals
Market Info.
Financial Needs
Marketing Divisions
Marketing
Consultations
Syndicated Finance Structuring Division
Cross-Border Syndicated Finance Division
In charge of:
•Origination
•Documentation
Admin.& Agent
Syndicated Finance Administration Division
In charge of:
•[Public Relations]
•[Japan Syndication and Loan-trading Association (JSLA) Secretariat]
•Agent Administration
•Risk Management
Deal management
Syndicated Finance Division
In charge of:
•Pricing
•Sales Management
•Credit Analysis
•Product Development
Loan Trading Division
In charge of:
•Loan Trading (ordinaryl loans, high-yield loans)
•Marketing New Investors
Sales Adjust-ments
Loan Trading Proposals
Syndicated Finance Distribution Division
In charge of:
•Distribution
Financial Institutions Marketing Divisions
Investor
Investor
Investor
Investor
Investor

This announcement contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.

We disclaim any obligation to update or revise the forward-looking statements, except as may be required by any applicable laws and regulations.

This document is prepared in order to provide information and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Exhibit A-10

The 7th Japanese Financial Service Conference

MIZUHO

- Mizuho in a New Phase -

September 2005

Mizuho Financial Group

Agenda



Mizuho Financial Group, Inc.
Mizuho Holdings
Mizuho Bank
Mizuho Corporate Bank
Mizuho Advisory
Mizuho Investors Securities
Mizuho Securities
Financial Subsidiaries which Specialize in Corporate Revitalization
Shinko Securities*
Mizuho Trust & Banking
Trust & Custody Services Bank
Asset Management Companies
Other Group Companies

* An affiliate under equity method

Definitions

3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis

2 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis

A New Phase in Management Strategies

Management Focus on Increasing Profits through Top-line Growth

FY2004
Entered into a New Phase to Maximize Top-line Growth

Steady Progress in Management Reforms

FY2002-2003
Implemented a Series of Management Reforms by Leveraging a "Sense of Crisis"

April 2005 "Channel to Discovery" Plan
Medium-term Business Plan

FY2004
Progress toward Four Challenges
1. **Resolution of Financial Issues**
2. **Acceleration of Cost-cutting Efforts**
3. **Repurchase and Cancellation of Preferred Shares (Public Funds)**
4. **Completion of IT Systems Integration**

July 2003 Launch of "Corporate Revitalization Project"
(950 corporate customers / JPY 4.5Tn financial claims)

March 2003 Reformation of Group Management Structure
("Business Reorganization")

February - March 2003 Execution of Drastic Financial Actions and Capital Raising of JPY 1.1Tn

November 2002 Announcement of "Change & Speed-Up Program"

April 2002 Start of Operations under a Corporate Structure Legally Separated According to Customer Segmentation and Business Function

	Mizuho Stock Price *
Aug.31, 2005	JPY 614,000
Mar. 31, 2005	JPY 507,000
Mar. 31, 2004	JPY 448,000
Apr. 28, 2003	JPY 58,300 Lowest price since listing (during trading hours)
Mar. 31, 2003	JPY 96,800
Mar. 31, 2002	JPY 302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. before March 5, 2003

1. Summary of Financial Results up to the First Quarter of FY2005

Summary of Financial Results

Steady Financial Results


(JPY Bn)
Consolidated Net Business Profits + Credit Costs
First Quarter
1,000
800
600
400
200
0
FY2003
FY2004
FY2005

Improvement in EPS


(JPY)
Earnings per Share
Fully Diluted EPS
EPS
16,000
14,000
12,000
10,000
8,000
0
Jun. 2004
Jun. 2005

Steady Reduction in NPLs


(JPY Tn)
NPL Balance
(3 Banks)
4
2
0

	Mar. 2003	Mar. 2004	Mar. 2005	Jun. 2005
NPL Ratio	6.2%	4.4%	2.1%	2.1%
Net NPL Ratio	3.8%	2.1%	0.7%	

Further Improvement in Quality of Capital


DTAs
(Consolidated)
(JPY Tn)
(%)
Net DTAs
Net DTAs/Tier1 Ratio
2
1
0
60
50
40
30
20
10
0
Mar. 2003
Mar. 2004
Mar. 2005
Jun. 2005

2. New Business Strategy and Medium-term Business Plan

New Business Strategy: "Channel to Discovery" Plan

"Future-minded and Customer-oriented" Management Strategies

"Channel to Discovery" Plan

Aiming to be "a financial partner that helps customers shape their future" as an "enterprising, open, and leading-edge" financial group

Business Portfolio Strategy

Reorganization of business structure into U.S./European style "3 Global Groups", on which "customer needs" are placed as a key concept:
including the establishment of a PB company; business collaborations with 3 U.S. banks; and a new advisory company for financial institutions

Corporate Management Strategy

Measures aimed at the creation of a globally competitive financial group:
listing on the NYSE; promotion of CSR activities; and a new branding strategy

Medium-term Business Plan (FY2005 - FY2007)

- Establish stable core earnings base, and accumulate retained earnings
- Enhance top-line earnings by strategically investing management resources into areas of growth

4 New Targets

- Full Repayment of Public Funds
- Net Business Profits of JPY 1Tn
- Market Capitalization of JPY 10Tn
- "AA" Credit Ratings

Towards Full Repayment of Public Funds

- Aim to complete full repayment of public funds preferred shares by the end of FY2006 by steadily accumulating retained earnings
- The remaining amount of public funds reduced to JPY 850Bn by repurchase and cancellation of JPY616.4Bn (on an issued-price basis) in August 2005

Securing Sufficient Resources for Repayment



Balance of Public Funds
(JPY Bn)
3,000
2,000
1,000
0
Subordinated Bonds
Preferred Shares
1,000.0
1,949.0
325.0
1,949.0
1,466.4
850.0
Sep. 2002
Mar. 2004
Mar. 2005
Aug. 2005

Balance of Retained Earnings* (Business Revitalization Plan) (JPY Bn)

Mar. 2005	Mar. 2006	Mar. 2007
1,569.8	2,492.5	2,907.1

* Aggregated Retained Earnings of Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking, Mizuho Securities
Figure in March 2005 includes that of Mizuho Holdings

Repayment of Public Funds Preferred Shares

Details of Repurchase and Cancellation on August 29

- Total: JPY693.0Bn (JPY616.4Bn on an issued-price basis)
- Target Shares: 2nd Series/Class II, 3rd Series/Class III, 8th Series/Class VIII, 10th Series/Class X

➡ Fully Cancelled

Details of Remaining Preferred Shares

Target Shares	Amount	Type
4th Series/Class IV	JPY300Bn	Non-convertible
6th Series/Class VI	JPY300Bn	Non-convertible
7th Series/Class VII	JPY250Bn	Convertible (redeemable at par at our option until Sep. 30, 2006)

➡ No increase in future repayment amounts due to stock price fluctuations**

Remaining Repurchase Limits for Preferred Shares after Repurchase on August 29

- Remaining Repurchase Limit (valid until the closing of the next regular general meeting of shareholders) : JPY277Bn**

**With respect to actual repurchase, we will act in an appropriate manner by consulting with the relevant authorities in light of the Revitalization Plan

Business Portfolio Strategy

Reorganization into 3 Global Groups which positions customer needs as a key concept

<Specific Events>

1. Establishment of Japan's first full-fledged private banking company "Mizuho Private Wealth Management" (scheduled on October 1, 2005)
2. Reorganization of strategic subsidiaries in the retail banking business under Mizuho Bank (scheduled in autumn 2005)
3. Business collaborations with 3 leading U.S. banks in retail and asset management businesses (started from April 2005)
4. Re-formation of Mizuho Holdings into an advisory company "Mizuho Financial Strategy" (scheduled on October 1, 2005)
5. Completion of the role of financial subsidiaries for corporate revitalization —Mergers with parent banks (scheduled on October 1, 2005)

[After Reorganization]



Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
3
1
4
5
2
Mizuho Corporate Bank
Mizuho Bank
Mizuho Trust & Banking
Mizuho Private Wealth Management (new)
Mizuho Financial Strategy
Other Group Companies
Mizuho Securities
Mizuho Investors Securities
Trust & Custody Services Bank
Asset Management Companies
Shinko Securities
UC Card
Mizuho Capital

* The above measures are subject to the appropriate regulatory approvals and other procedures in Japan and all other relevant countries

Corporate Management Strategy

Establishment of the "Mizuho Brand" which befits a globally active financial group

Listing on the New York Stock Exchange | *Corporate Social Responsibility (CSR) Activities* | *New Branding Strategy*

1
- Ensure transparency of corporate governance
- Improve confidence of investors

Prepare for listing on the New York Stock Exchange (NYSE)

- Strengthen internal controls for financial reporting and related disclosure in compliance with the Sarbanes-Oxley Act of 2002
- Disclosure in accordance with U.S. GAAP, considered one of the global standards
- Established Disclosure Committee in the holding company (April 2005)

2
- Exercise responsibility as a global corporate group
- Contribute to economic development

Promote Corporate Social Responsibility (CSR) Activities

- Position CSR activities as "major pillar of corporate behavior for the creation and development of a new corporate value"
- Enhance initiatives for protecting the environment and for supporting educational programs for finance
- Encourage responsive dialogues with stakeholders
- Established CSR Committee in the holding company (May 2005)

3
Establish a brand which embodies a "future-minded and customer-oriented" corporate group

Strengthen Branding Strategy to establish "Mizuho Brand"

- Establish "Mizuho Brand": a financial group that is "enterprising, open, and leading-edge"
- Reorganized the Public Relations into the Corporate Communications (May 2005)

Medium-term Business Plan

Increase top-line earnings by investing management resources into the retail banking business and other areas of growth

Profits Plan (3 Banks)



Global Asset & Wealth Management Group: Mizuho Trust & Banking
Global Corporate Group: Mizuho Corporate Bank
Global Retail Group: Mizuho Bank
(JPY Bn)
2,000
1,500
1,000
500
0
-500
-1,000
Base Expenses
Strategic Expenses
FY2004
FY2005**
FY2006
FY2007

Net Business Profits	JPY800Bn →	JPY1,180Bn
Consolidated Net Income	JPY318Bn* →	JPY650Bn

* Excluding JPY 308Bn special factor of Supreme Court's judgment regarding Mizuho Corporate Bank's write-off of credits against Japan Housing Loan, Inc.

** Excluding JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

■ **Gross Profits: +JPY 380Bn, 23% increase** (FY2007(plan) over FY2004(actual))

[Breakdown]

- **Global Retail Group**
  - Gross Profits: +JPY 250Bn, 27% increase
  - Expense Ratio: 61% (FY2004) → approx. 45% (FY2007)
- **Global Corporate Group**
  - Gross Profits: +JPY 100Bn, 17% increase
  - Non-Interest Income Ratio: 33%(FY2004)→approx.45%(FY2007)
- **Global Asset & Wealth Management Group**
  - Gross Profits: +JPY 32Bn, 21% increase of which revenues from trust and asset management business account for approx. 60%

■ **G&A Expenses: Nearly level off, including strategic expenses Expense Ratio will fall substantially due to an increase in Gross Profits (FY2004: 50.9% → FY2007: Approx.41%)**

- **Further reduction in base expenses: Approx.-JPY103Bn** (FY2007(plan) over FY2004(actual))
  - Reduction in development, operating and outsourcing costs for IT systems, as a result of the IT systems integration
  - Promotion of business process reengineering and additional consolidation of domestic branch network
- **Strategic expenses for measures to increase profits: Approx. JPY107Bn** (FY2007)
  - Mizuho Bank: Approx. JPY43Bn – Establish framework for consulting businesses, reform branch network and channels, etc.
  - Mizuho Corporate Bank: Approx. JPY16Bn – Expand the syndicated loan business, etc.
  - IT Systems Expenses (above 2 banks): Approx. JPY35Bn – Promote IT systems investments for improving customer satisfaction and reducing costs
  - Mizuho Trust & Banking: Approx. JPY13Bn – Allocate resources to growth business areas (real estate, private banking, etc.)

3. Securing a Sustainable Growth Track
- Core Business Strategies of 3 Global Groups

Strategies of 3 Global Groups and "Business Alliances"

Pursuit of group synergies and flexible, speedy business alliances to utilize the largest domestic customer base


Credit Saison
JR-East
Mizuho Mileage Club
14 Corporate Partners
Orient Corporation
Monex Beans Group
Wachovia Bank
Wells Fargo Bank
The Bank of New York
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Shinko Securities
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Pursuit of Group Synergies
Mizuho Trust & Banking
Mizuho Private Wealth Management (New)
Trust & Custody Services Bank
3 Asset Management Companies
Global Asset & Wealth Management Group
Kyoritsu Insurance Brokers of Japan
Galerie Nichido
Cornes & Company
Nikko Cordial Group
The Norinchukin Bank Group
Monex Beans Group
3 Regional Banks (Security Brokerage Business)
Global CMS Partners:
China Construction Bank, Agricultural Bank of China, ABN AMRO

Core Business Strategies of Major Operating Subsidiaries

Mizuho Bank (Global Retail Group)

Segment	Area	Strategy
Individuals	Mass Retail	■ Enhance profitability through Mizuho Mileage Club
Individuals	Loans to Individuals	■ Increase loans to individuals through alliance with Orient Corporation (Orico) ■ Increase housing loans through channel expansion
Individuals	Consulting	■ Increase sales capacity of investment products
Individuals	Channel Network	■ Reassemble branch network
SMEs	Middle Credit Risk Loans	■ Strengthen loans to Middle Credit Risk Corporations
SMEs	Solution Business	■ Promote solution business

Mizuho Corporate Bank (Global Corporate Group)

Area	Strategy
Syndicated Loans	■ Maintain position as the dominant leader in the syndicated loan business (Market share: approx. 40%) ■ Establish a market-oriented indirect financial model
International Operations	■ Enhance overseas customer base and network
Investment Banking	■ Further strengthen financing arrangement business
Solution-style Marketing	■ Restructure corporate revitalization business

Mizuho Trust & Banking
(Global Asset & Wealth Management Group)

Area	Strategy
Creation of New Trust Business	■ Launch new businesses and products
Further Increase of Market Share for Existing Business	■ Pursue group synergies ■ Further enhance consulting functions
Reinforcement of Management Infrastructure	■ Proactively allocate resources to growth business areas ■ Establish new channel network

Mizuho Securities (Global Corporate Group)

Area	Strategy
Target: Consolidated Ordinary Profits of JPY 100Bn	■ Further expand business and profitability and aim to achieve the medium- to long-term goal of JPY 100Bn in profits
Increase Profits of each Business Group	■ Equity Group: Strengthen presence in primary and secondary markets ■ Fixed Income Group: Expand customer base and strengthen business promotion in each industry ■ Capture large-scale M&A transactions and further promote principal finance
Enhance Business Structure and Infrastructure	■ Implement organizational reform, promote globalization and develop middle and back offices
Strategic Business Alliances	■ Nikko Cordial Group (January 2005) ■ The Norinchukin Bank Group (September 2004) ■ Monex Beans Group (August 2004) ■ Alliances with 3 Regional Banks, etc. (Securities Brokerage Business)

4. Securing a Sustainable Growth Track - Mizuho Bank's Retail Banking Strategies

Mizuho Mileage Club (1)

Platform of the New Membership Service: ATM Card with Credit Card Function without Annual Fee

Mizuho Mileage Club (MMC)

Encourage "mass-retail customers" to upgrade their status to "targeted customers"

Mileage Function

Increase sales of investment products and loans to individuals

Retention of Customers

MMC

Cross-Selling

ATM Card with Credit Card Function (Revolving Credit Function)

Purchase Records of Credit Card

Profits from Credit Card Business

Improve profitability from "mass-retail customers"

- Offer indefinite accumulative mileage points, which can be used to obtain preferential conditions on deposits and loans, by banking transactions and credit card usage
- Enhance data-based marketing by sharing customer's credit card purchase records
- Share profits from credit card business with credit card companies
- Introduce state-of-the-art security protection (IC ATM card + IC credit card)

[Mizuho Mileage Club Card]

(UC Version)



("Hello Kitty" Design Card)

(Saison Version)


MIZUHO SAISON
SAISON CARD

Increase Cross-Selling through MMC

Enhance event driven approach by utilizing credit card purchase records

Accumulate points by credit card usage & account of paycheck

Accumulate points by housing loan + credit card usage and account of paycheck

Accumulate points by investment products + credit card usage and annuities

Acquire new customers and retain existing customers by mileage function

Life Events: Starting Job | Purchasing House | Retirement

Young Age → Middle Age → Elder Age

Mizuho Mileage Club (2)

Number of Members and Profits* of MMC


No. of MMC Members
(Thousands of members)
5,000
0
530 Thousand
Jun. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

Measures to Increase Memberships

- **Expand customer base through business alliances with top brands**
  - ➢ **Alliance with Credit Saison: "Mizuho Mileage Club <Saison>" (April 2005)**

    - **Opening of each other's customer base such as marketing Mizuho products to Credit Saison customers**
    - **Integration and reorganization of credit card businesses enhancing both companies' strengths**

  - ➢ **Alliance with JR-East: "Mizuho Suica Card" (scheduled in March 2006)**
- **Promote increase of new members through sales promotion capabilities of Credit Saison and UC Card**
  - ➢ **Promote the sign-up of new members at Mizuho Bank branches by leveraging Credit Saison and UC Card's ability in acquiring new members**
- **Expand channels for accepting Mizuho Mileage Club applications**
  - ➢ **Internet applications (scheduled for 2H of FY2005)**

Improve Card Functions and Promote Marketing

- **Introduction of new revolving credit function* (Nov. 2004)**

  * Customers may choose the upper limit of monthly payment
- **Improvement of services through Internet**
  - ➢ **Provide high-quality online securities brokerage service through cooperation with Monex Beans and Mizuho Investors Securities**
  - ➢ **Account aggregation service exclusive to MMC members* (Nov. 2004)**

  * Customers are able to check their deposits, investment trusts and credit-card accounts on one screen on the Web
- **Enhance marketing methods by utilizing customer information**
  - ➢ **Examine the development of a system for promoting cross-selling and joint marketing**
- **Improve card functions by expanding the affiliations with Corporate Partners***

  * Services which offer bonus points for using Mizuho Mileage Club Card (credit card) at Partner Companies and exchange Partner Company points for Mizuho Mileage Club points


Mizuho Mileage Club Member
Exchange Points/ Preferential Services
Notice of New Service
Mizuho Bank
Alignments
14 Corporate Partners (Expanding)
ANA
YAMADA
ビックカメラ
新日本石油
Your Choice of Energy
JOMO
TOBU
BELLE MAISON
cecile
YANASE
internet boulevard
FUJITSU
日本通運
ヤマトグループ
Sanrio
SMILES

Approach to Consumer Credit Market



<Consumer Credit Market>
U.S. (USD)
Credit Card 706Bn
Revolving Credit 80%
Loans and Others 1,398 Bn
USD2,104Bn (Dec. 2004)
Potential for Market Expansion
Japan (JPY)
Credit Card (Shopping) 3.9Tn
Revolving Credit 30%+
Credit Card (Cashing) 3.4Tn
Installment Shopping Credit 11.0Tn
Bank Loans ("Card Loan" and Others) 17.9Tn
Others 13.1Tn
Unsecured Loan from Consumer Credit Companies
CFC Loans 10.2Tn
JPY59.5Tn (Mar. 2004)

Mizuho's Strategies

Increase market share by implementing Mizuho's new credit card strategy

- ■ATM card with credit card function
- ■Alliance with Credit Saison

Expand unsecured loan business through strategic alliance with Orient Corp. (Orico)

- ■ New entry to installment shopping credit market: "Captive Loan*" guaranteed by Orico (alliance announced in July 2004)
- ■ Enhancement of unsecured loan business (joint development of unsecured loan products with Orico)

* Installment loans for shopping originated through affiliated merchant network

No alliance with Consumer Finance Companies ("CFCs")

- Limited synergies due to different customer structures between banks and CFCs
- Fewer opportunities in cross-selling and other business expansion for banks due to CFC customers' preference for "secrecy"

Strengthening of Unsecured Loans through Alliance with Orico

Balance of "Captive Loans"



(JPY Bn)
200
100
0
69.6
185.5
237.0
Sep. 2004
Mar. 2005
Jun. 2005

1. **Strengthen loan business for individuals through Orico's affiliated merchant network**
   - **Increase "Captive Loans" guaranteed by Orico**
2. **Utilize Orico's underwriting, loan collection and marketing capabilities**
   - **Transferred unsecured loan guarantee business**
   - **Introduce new jointly-developed loan products**

Mega Bank's Unsecured Loan Balance for Individuals (estimates)



(JPY Bn)
■ Bank □ CFC subsidiaries
1,400
1,200
1,000
800
600
400
200
0
Mar.04
Mar.05
Mar.08 (Plan)
Mizuho Bank
Mar.04
Mar.05
Bank A
Mar.04
Mar.05
Bank B
Mar.04
Mar.05
Bank C

Housing Loan Business Strategies

Current Status & Plan for Housing Loans


Balance of Residential Housing Loans
(JPY Tn)
12
11
10
9
8
7
Mar. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)
Securitization-type Housing Loans "Flat 35" (Long-term)

Analysis of Mizuho's Housing Loan Business

1. Increased Competition

- Slightly outnumbered by competitors in volume due to operations emphasized on the quality of loans
- Weak in capturing eligible applications by slower speed for underwriting

⇨ Housing loan balance rebounded during FY2004

2. Steady improvement in the quality of loans

- Delinquency rate over 3 months is decreasing
  (Mar. 2004: approx. 0.4% → Mar. 2005: approx. 0.3%)

Revision of Underwriting System & Distribution Network and Reinforcing Housing Loan Products

Establishment of underwriting system & distribution network responding flexibly to the market

- Establish underwriting system which enables same-day underwriting and capturing eligible applications by developing a new underwriting procedure and collateral evaluation system, etc.
- Increase Housing Loan Centers and sales staff

	Sep. 2004	Mar. 2005	Mar. 2006 (Plan)
Housing Loan Centers	75	82	100
No. of Sales Staff	360	356	600

- Continue weekend and after-hours operation of Housing Loan Centers
- Expand weekend consultations for housing loans

Promote Securitization-type Housing Loans ("Flat35") in alliance with Government Housing Loan Corp. (GHLC)

GHLC will be transformed into an independent administrative institution (end of FY2006)
⇨ Further contraction of public financing by GHLC
- Capture share of above market by increasing efforts for securitization-type housing loans
- Develop securitization market and establish model for fee business


Origination amount of "Flat35"
(JPY Bn)
100
50
0
1H of FY2004
2H of FY2004
FY2005 (Plan)

Promotion of Strategies by Customer Segments

Promote Efficient Sales and Cross-Selling through Strategies by Customer Segments


"Targeted Customers"
(Approx. 800 thousand)
"Mass-Retail Customers"
(Approx. 25 million)

Strategies by Segments

■ **Enhance Consulting Function**
1. Reassemble Private Banking (PB) strategies
2. Establish consulting services promptly
3. Increase product lineup (Collaborations with Wachovia, Wells Fargo, The Bank of New York, and etc.)

■ **Improve Data-Based Marketing**
1. Promote data-based marketing by utilizing RMDB

■ **Promote Lower Cost Operation**
1. Reassemble branch network
2. Integrate and enhance call centers

Major Channels


Private Bankers
"Consulting Counters"
RMDM*
Call Centers
High/Low Counters at Branch
DM
RMDB**

"Mizuho Direct" (Telephone Banking/ Mobile Banking/ Internet Banking)

ATM

* One to One Direct Mail **Relationship Marketing Database

Enhance Consulting Functions

Increase Sales of Investment Products through Enhancement of Consulting Functions to Targeted Customers


800 Thousand Targeted Customers
AUM: JPY500M or more → PBs
AUM: JPY100M or more → PBs
AUM: JPY30M or more → 1st Class FCs
AUM: JPY10M or more → 2nd /3rd Class FCs

Establishment of a Full-Fledged Private Banking (PB) Company

- **Establish "Mizuho Private Wealth Management"** (scheduled on October 1, 2005)

Further Improvement of Products and Increase of Sales to High-Net Worth Customers

- **Enhance business strength**
  - Establish new PB Department and increase staff (incl. outside hiring) (Staff: 22 → 40)
  - Enhance development and sales of PB products (hedge fund investment trusts, etc.)

Balance of Investment Products


Foreign Currency Deposits
Individual Annuities
Investment Trusts (excluding MMF)
(JPY Tn)
6
4
2
0
Mar. 2005
Mar. 2006 (Plan)
Mar. 2007 (Plan)
Mar. 2008 (Plan)

Establishment of Consulting Services

- **Foster and deploy staff to support consulting functions**
  - 2,000 Financial Consultants (FCs) in FY2005
  - Recruiting (500 consultants in FY2004 and FY2005)
- **Enhance consulting channels**
  - Expand installation of "Premium Salons"
  - Enhance channels to promote group synergies such as "Planet Booth"*
- **Improve consulting services**
  - Accumulate and utilize customer information
- **Enhance services to targeted customers**
  - Installed "Mizuho Premium Cub" in March 2005

	Mar. 2005	Sep. 2005 (Plan)	Mar. 2006 (Plan)
FCs	893	1,420	2,000
Premium Salons	26	110	250
Planet Booths*	41	61	100

* Securities consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches (In addition to Planet Booths, promote group synergies using video phones)

Enhance Consulting Channels

Introduce "Lobby Concierge"

"Lobby Concierge"
- Guide customers according to customer segments
- Promote various products

Reception System
- Guide customers interfacing with RMDB

Install "Premium Salon"

Make full use of comprehensive financial consulting skills and utilize "Virtual Consulting" within the Mizuho group (video phones)

[Establishment of new customer interface]


ATM
Deposit, withdrawal, transfer, etc.
High Counters
Services which ATM doesn't provide
Low Counters
Opening accounts, consulting
Mizuho Investors Securities
Mizuho Trust & Banking
"Virtual Consulting" within the group through video phones
ATM customers
Mass-Retail customers
Potential customers
"Premium Salon"
All services
Targeted customers
Lobby Concierge

Reassemble Branch Network

Establish Efficient & Profitable Branch Network

- **Promotion of Area-Marketing**
  - Promote retail banking services appropriate for each segmented area
  - Further strengthen ability of capturing customers
- **Promotion of streamlining branch network**
  - Optimization of branch functions & scale through centralization of operations (Cost-cutting through abolishing full service branches)

Introduce "Area Branch System" (Since August 2005)

- Reassemble branch network into "Area Core Branches" with full retail banking services and "Area Member Branches" with small staff and space through centralization of operations and back office functions
- Improve sales promotion capability in the area in charge by cooperation and supplement between "Area Core Branches" and "Area Member Branches"

Open approx. 100 Streamlined Branches by around the end of March 2008*

- Enhance ability of capturing market through opening a certain number of streamlined branches in areas with high market potential


Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch


Centralization of Operations
Area Core Branch
Optimization of Scale
Area Member Branch
Area Member Branch
Optimization of Scale
Area Member Branch
Area Member Branch
New Branch

* On the "Business Revitalization Plan" basis

5. In Closing

This announcement contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives.
We disclaim any obligation to update or revise the forward-looking statements, except as may be required by any applicable laws and regulations.
This document is prepared in order to provide information and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Exhibit A-11

MIZUHO Mizuho Financial Group

November 16, 2005
Mizuho Financial Group,Inc.

Dissolution of Subsidiaries

Mizuho Financial Group, Inc. hereby announces that its wholly owned subsidiary, Mizuho Bank, Ltd. has decided to dissolve its subsidiary, FINANCE & SERVICING CORPORATION, as follows.

1.Outline of subsidiary to be dissolved

Corporate Name	FINANCE & SERVICING CORPORATION
Location	3-14-4Shiba,Minato-ku,Tokyo,Japan
Representative	Kinya Umeda
Business	Financing, Servicing
Date of Establishment	February 2002
Capital Stock	JPY10 million
Number of Stock Issued	200 Stocks
Total Assets(March 2005)	JPY22,775 million
Number of Employees(March 2005)	10
Shareholder	Mizuho Bank, Ltd. 100%
Performance	Ordinary Losses JPY 425 million
(Fiscal Year Ended in march 2005)	Net Incomes JPY 4,227 million
Scheduled Date of Dissolution	By March 2006

2.Reason for Dissolution
The Company are being dissolved as a result of the completion of servicing their asset.

3.This decision will have no material effect on the profit and loss for this fiscal year of Mizuho Financial Group Inc.(consolidated or non-consolidated).

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Exhibit A-12

MIZUHO

Mizuho Financial Group

November 16, 2005

Mizuho Financial Group, Inc.

Donations for Hurricane Katrina Disaster Relief

In response to the devastation of Hurricane Katrina that hit the southern states of the U.S.A. including Louisiana on August 29, 2005, Mizuho Financial Group's offices took part in a donation drive.

Along with the donations collected through the activity mentioned above, a contribution from the Mizuho Charity Fund (funded by employee contribution), and an additional donation by Mizuho Financial Group, Inc. and its subsidiaries in the U.S.A. and Canada, were also made making Mizuho's total donation amount to ¥21,966,067 (US$ 189,755.24). Donations were presented to the Japanese Red Cross Society in Japan, and to Habitat for Humanity International in the U.S.A. and Canada, a nonprofit organization providing housing to communities affected by the hurricane.

In addition, employees in the U.S.A. donated cell phones for senior citizens displaced by Katrina, and clothing was also donated for Katrina evacuees.

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Exhibit A-13

MIZUHO Mizuho Financial Group
Channel to Discovery

November 10, 2005
Mizuho Financial Group, Inc.

Revision of Consolidated Earnings Estimates for the First Half of Fiscal 2005

1.Revision of Consolidated Earnings Estimates for the First Half of Fiscal 2005
Mizuho Financial Group, Inc. ("MHFG") hereby revises upward its Consolidated Earnings Estimates for the First Half of Fiscal 2005 ending March 31, 2006, as described below. This Revision is being made publicly available hereby pursuant to the Timely Disclosure Rules of the Tokyo Stock Exchange with respect to Ordinary Income.

Consolidated Earnings Estimates for the First Half of Fiscal 2005 ending March 31, 2006

(Billions of Yen)

	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (August 2005)	1,480.0	400.0	270.0
Revised Estimates	1,700.0	450.0	330.0
Net Change	220.0	50.0	60.0
Rate of Change	14.9%	12.5%	22.2%

(Reasons for the revision)
The reasons for the revision of Ordinary Income is owing to increases in profits from each business segment, including subsidiaries and affiliates, based on our entering a new phase of our management strategy to enhance top line growth.

2.Others
The First Half results of Fiscal 2005 are scheduled to be announced in the later part of this month. Simultaneously, the Consolidated Earning Estimates for Fiscal 2005 will be revised, if it may become necessary.

This document is prepared in order to announce specific facts relating to MHFG's revision of Consolidated Earnings Estimates for the First Half of Fiscal 2005 and does not constitute an offer for sale or a solicitation for investment or other similar activity, in and outside of Japan.

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Exhibit A-14

For Translation Purposes Only

October 24, 2005

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Determination of Offer Price, etc. of Secondary Offering of the Company's Common Stock

We, Mizuho Financial Group, Inc. (the "Company"), hereby announce that the offer price and other terms related to the Japanese and international secondary offerings of our shares of common stock announced on October 5, 2005 were determined today as described in detail below. Such secondary offering is referred to hereinafter as the "secondary offering".

1. Number of shares to be offered:

Shares of common stock of the Company	763,000 shares
(1) Offering in Japan:	385,000 shares
(2) Offering outside Japan:	315,000 shares
(3) Offering by way of over-allotment:	63,000 shares

2. Offer Price: 696,780 yen per share

3. Aggregate Offer Price:

	531,643,140,000 yen
(1) Offering in Japan:	268,260,300,000 yen
(2) Offering outside Japan:	219,485,700,000 yen
(3) Offering by way of over-allotment:	43,897,140,000 yen

4. Selling Shareholder and Aggregate Number of Shares to be Offered:

(1) Japanese and International Offerings:	
Mizuho Financial Strategy Co., Ltd.	700,000 shares
(2) Offering by way of over-allotment:	
Nikko Citigroup Limited	63,000 shares

Note: This document is prepared for the purpose of public disclosure of the offering of shares of the Company and does not constitute a solicitation of an offer for acquisition or an offer for sale or a solicitation of offer for purchase of any securities in Japan (the "Solicitation Activity"), nor for the conducting of Solicitation Activity.
In the case of subscription to the secondary offering of our shares, the investor should refer to the prospectus (as well as any amendments thereb), which has been prepared by the Company, and should make investment decision individually according to his/her own judgment. The prospectus (as well as any amendments thereto) is available at the underwriter securities company.
This document is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United Stdes absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that wl contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the abovementioned transactions.

5. Subscription Period:
The subscription period for the Japanese Offering and the Over-allotment Offering is to commence on October 25, 2005 and will end on October 27, 2005.

6. Delivery Date: November 2, 2005

7. On October 5, 2005, we filed a Securities Notification and an Extraordinary Report concerning the Offerings of shares with the Director General of the Kanto Local Finance Bureau. On October 24, 2005, we filed an Amendment to such Securities Notification and an Amendment to such Extraordinary Report with the said Bureau.

<Remarks>
1. Calculation of Offer Price:

Calculation date and price	October 24, 2005	711,000 yen
Discount rate		2.00 %

2. The Over-allotment Offering
Concerning the Over-allotment Offering, Mizuho Financial Strategy Co., Ltd. (the "Selling Shareholder") granted Nikko Citigroup Limited an option (the "Greenshoe Option") to purchase shares of common stock of the Company up to the number of shares (63,000 shares) to be sold in the Over-allotment Offering (the "Maximum Number of Shares"). The exercise period of the Greenshoe Option will expire on November 25, 2005.

Nikko Citigroup Limited may, during the period from October 28, 2005 to November 25, 2005 (the "Syndicate Cover Transaction Period"), purchase shares of common stock of the Company up to the Maximum Number of Shares in the market of Tokyo Stock Exchange, Inc. for the purpose of returning the shares borrowed from the Selling Shareholder (such shares, the "Borrowed Shares", and such transaction, the "Syndicate Cover Transaction"). During the Syndicate Cover Transaction Period, however, Nikko Citigroup Limited may at its discretion choose not to enter into any Syndicate Cover Transactions at all or to terminate such Syndicate Cover Transactions without purchasing the Maximum Number of Shares.

Further, Nikko Citigroup Limited may, during the subscription period for the Japanese Offering and the Over-allotment Offering, effect stabilization transactions in relation to the listed shares issued by the Company upon consultation with Mizuho Securities Co., Ltd., and may use all or part of such shares of common stock purchased during such stabilization transactions to return the Borrowed Shares.

Nikko Citigroup Limited plans to purchase shares of common stock of the Company by exercising the Greenshoe Option only to the extent of the number of shares (63,000 shares) to be sold in the Over-allotment Offering after deducting the number of shares purchased through the Syndicate Cover Transactions and the stabilization transactions which are used to return the Borrowed Shares.

Consequently, depending on the number of shares purchased in the Syndicate Cover Transactions and the

number of shares purchased through the stabilization transactions and used to return the Borrowed Shares, the Greenshoe Option will not be exercised at all or may be exercised only in part.

Contact:	Mizuho Financial Group, Inc., Corporate Communications, Public Relations Office Phone: 03-5224-2026

Exhibit A-15

MIZUHO Mizuho Financial Group Channel to Discovery

October 7, 2005

Mizuho Financial Group, Inc.

Announcement regarding Reorganization of Credit Card Businesses

In relation to the reorganization of credit card business announced on July 25, 2005, Mizuho Financial Group, Inc. (MHFG) hereby announces that it has decided to transfer all the shares of its consolidated subsidiary, UC Card Co., Ltd. (UC Card; Head Office: Minato-ku, Tokyo, President & CEO: Mitsusuke Yamamoto), to Credit Saison Co., Ltd. (Credit Saison; Head Office: Toshima-ku, Tokyo, President & CEO: Hiroshi Rinno) through a negotiated transaction.

1.Reason for the Transfer of Shares

The Mizuho Group agreed with Credit Saison to enter into a strategic business alliance. As part of this alliance, the shares of the issuance business of UC Card will be transferred to Credit Saison.

2.Outline of UC Card

(1) Trade name	UC Card Co., Ltd.
(2) Representative	Mitsusuke Yamamoto, President & CEO
(3) Head Office	2-3-2 Daiba, Minato-ku, Tokyo, Japan
(4) Date of Establishment	June 23, 1969
(5) Business	Credit Card (Issuance Business)
(6) Fiscal Year End	March 31
(7) Capital	3,823 million yen
(8) Number of Employees	363

UC Card carried out a corporate split, on October 1, 2005, becoming a company conducting issuance business and a company conducting merchant acquisition and processing operation business (UC Card Co., Ltd.; Head Office: Chiyoda-ku, Tokyo, President & CEO: Kohei Yamashiro). The shares to be transferred are of the company conducting issuance business, and the company conducting merchant acquisition and processing operation business will remain MHFG's consolidated subsidiary.

3.Transferee of Shares

(1) Trade name	Credit Saison Co., Ltd.
(2) Representative	Hiroshi Rinno, President & CEO
(3) Head Office	3-1-1 Higashiikebukuro, Toshima-ku, Tokyo, Japan
(4) Business	Credit Card

4.Transfer Date October 11, 2005

5.Number of Shares to be Transferred, Transfer Amount, Shareholdings Before and After the Transfer

(1) Number of Shares to be Transferred	2,833,810 shares (ratio to total shares issued: 51.00%)
(2) Transfer Amount	approximately 27.5 billion yen
(3) Shareholdings Before the Transfer	2,833,810 shares (ratio to total shares issued: 51.00%)
(4) Shareholdings After the Transfer	0 shares (ratio to total shares issued: 0.00%)

6.Effect of this development on our earnings estimates

This will have no material effect on MHFG's consolidated earnings estimates for this fiscal year.

required by any applicable laws and regulations.
This release is prepared in order to provide information and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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Exhibit A-16

For Translation Purposes Only

October 5, 2005

To whom it may concern

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement Regarding Secondary Offering of Shares

We, Mizuho Financial Group, Inc., (the "Company") hereby announce that a resolution has been passed by our Board of Directors today, with respect to the Japanese and the international secondary offerings of our shares of common stock, as described in detail below ("Offering" hereinafter means "secondary offering".).

1. Class of stock to be offered:
Shares of common stock of the Company

2. Number of shares to be offered:

(1)	Offering in Japan: (see 5.(1) below)	420,000 shares
(2)	Offering outside Japan: (see 5.(2) below)	280,000 shares
(3)	Offering by way of over-allotment: (see 5.(3) below)	up to 63,000 shares

The sum of (1) and (2) above (the "Aggregate Number of Shares to be Offered") is 700,000 shares; provided, however, that the final number of shares mentioned in (1) and (2) above will be determined on the Offer Price Determination Date as described in 3. below within the range of the Aggregate Number of Shares to be Offered, taking into account market demands, etc. The final number of shares mentioned in (3) above will be determined on the Offer Price Determination Date, as described in 3. below, taking into account market demands, etc. for (1) above.

3. Offer Price:
To be determined. The Offer Price will be determined by way of the book-building formula pursuant to Article 7-2 of the Fair Business Practice Regulations No. 14 as provided by the Japan Securities Dealers Association on any date from Monday, October 24, 2005 to Wednesday, October 26, 2005 (the "Offer Price Determination Date"), taking into account market demands, etc.

4. Selling Shareholder and Aggregate Number of Shares to be Offered:

(1) Japanese and International Offerings:
Mizuho Financial Strategy Co., Ltd. 700,000 shares

(Note) Mizuho Financial Strategy Co., Ltd. (the "Selling Shareholder") was established as of October 1, 2005, by reforming Mizuho Holdings, Inc. into a new advisory company for financial institutions, whereupon its trade name was so changed. The Selling Shareholder is our wholly owned subsidiary.

(2) Offering by way of over-allotment:
Nikko Citigroup Limited — up to 63,000 shares

5. Method of Offering:

(1) Offering in Japan (the "Japanese Offering"):
The Japanese Offering shall be made by entrustment of offering all numbers of shares to the securities companies below, and the underwriters of the relevant entrustment shall jointly and severally underwrite all of the unsold shares (if any) in the Japanese Offering.

(Japanese Joint Lead Managers and Joint Bookrunners)
Nikko Citigroup Limited
Mizuho Securities Co., Ltd.

(Japanese Joint Lead Managers)
Nomura Securities Co., Ltd.
Morgan Stanley Japan Limited, Tokyo branch
Merrill Lynch Japan Securities Co., Ltd.

(Japanese Managers)
Mizuho Investors Securities Co., Ltd.
Shinko Securities Co., Ltd.

(2) Offering outside Japan (the "International Offering"):
The International Offering shall be made, in the foreign markets centered around Europe and the United States (provided, however, that in the United States, such offering shall be made only through private placement to the qualified institutional buyer (QIB) under Rule 144A of the US Securities Act of 1933), by entrustment of offering of all numbers of shares to the securities companies below, and the underwriters of the relevant entrustment shall severally and individually underwrite all of the unsold shares (if any) in the International Offering.

(International Joint Lead Managers and Joint Bookrunners)
Morgan Stanley & Co. International Limited
Merrill Lynch International
Citigroup Global Markets Limited
Mizuho International plc

(International Joint Lead Manager)
UBS Limited

(International Underwriters)
Banc of America Securities LLC
Lehman Brothers International (Europe)

(3) Offering by way of over-allotment (the "Over-Allotment Offering"):
Nikko Citigroup Limited may, in view of demand for the Japanese Offering described in (1) above, make an additional offering of our shares of common stock in Japan, which are borrowed from the Selling Shareholder, of up to 63,000 shares. Underwriting shall not be made with respect to the Over-Allotment Offering. In addition, the number of shares to be offered as indicated in both 2. (3) and 4.(2) above is the maximum number, and therefore such number may be decreased or the entire Over-Allotment Offering may be cancelled depending on market demands, etc.

(4) The Joint Global Coordinators of each Offering from (1) to (3) above shall be Nikko Citigroup Limited and Mizuho Securities Co., Ltd.

6. Subscription Period:
The subscription period of the Japanese Offering and Over-Allotment Offering is scheduled to commence from and include the business day immediately following the Offer Price Determination Date and end on the third business day following the Offer Price Determination Date, and such date shall be determined on the Offer Price Determination Date.

7. Delivery Date:
The delivery date is scheduled to be the seventh business day following the Offer Price Determination Date, and such date shall be determined on the Offer Price Determination Date.

8. Deposit Money for Subscription:
The deposit money for subscription per share for the Japanese Offering and the Over-Allotment Offering shall be the same amount as the Offer Price per share.

9. Unit for Subscription:
One (1) share.

10. The President of the Company will be authorized to determine at his own discretion any and all necessary matters concerning the Offering of shares.

11. Purposes of Offerings:
Offerings will be made for the purposes of (i) disposal of the treasury stock of the Company which our subsidiary acquired in the course of the Business Reorganization in March 2003 and (ii) further increase our capital base to support our top-line growth strategies (Note: Top-line means Gross Profits *(Gyomu ararieki)*).

The remaining treasury stock after the Offerings specified in 5. (1) through 5. (3) above, out of the approximately 1,155 thousand shares of the common stock of the Company currently held by the Selling Shareholder, are intended to be periodically repurchased and cancelled by the Company taking into consideration the financial condition of the Company after the completion of our intended repayment of public funds by March 31, 2007.

12. On October 5, 2005, we filed a Securities Notification and an Extraordinary Report concerning the Offerings of shares with the Director General of the Kanto Local Finance Bureau.

<Remarks> The Over-Allotment Offering

Concerning the Over-Allotment Offering, Nikko Citigroup Limited will be granted by the Selling Shareholder an option (the "Greenshoe Option") to purchase shares of common stock of the Company up to the number of shares to be sold in the Over-Allotment Offering (the "Maximum Number of Shares"). The exercise period of the Greenshoe Option will be for thirty (30) days from the date immediately following the last date of the subscription period (if the 30th date is not a business day, the immediately preceding business day shall be the last date of such exercise period).

Nikko Citigroup Limited may, during the period from the date immediately following the last date of the subscription period of the Japanese Offering and the Over-Allotment Offering through the last date of the exercise period of the Greenshoe Option (the "Syndicate Cover Transactions Period"), purchase shares of common stock of the Company up to the Maximum Number of Shares in the market of Tokyo Stock Exchange, Inc. to return the shares borrowed from the Selling Shareholder (the "Borrowed Shares") (the "Syndicate Cover Transaction"). Even during the Syndicate Cover Transaction Period, however, Nikko Citigroup Limited may at its discretion choose not to enter into any Syndicate Cover Transactions at all or to terminate such Syndicate Cover Transactions without purchasing the Maximum Number of Shares.

Further, Nikko Citigroup Limited may, during the subscription period of the Japanese Offering and the Over-Allotment Offering, effect stabilization transactions in relation to the listed shares issued by the Company upon consultation with Mizuho Securities Co. Ltd., and may appropriate all or part of such shares of common stock purchased during such stabilization transactions to return the Borrowed Shares.

Nikko Citigroup Limited plans to purchase shares of common stock of the Company by exercising the Greenshoe Option only to the extent of the Maximum Number of Shares after deducting the number of shares purchased through the Syndicate Cover Transactions and the stabilization transactions to return the Borrowed Shares.

Consequently, depending on the number of shares purchased during the Syndicate Cover Transactions and the number of shares purchased through the stabilization transactions and appropriated for returning the Borrowed Shares, the Greenshoe Option will not be exercised at all or may be exercised only in part.

Contact: Mizuho Financial Group, Inc.,
Corporate Communications, Public Relations Office
Tel: 03-5224-2026

Exhibit A-17

MIZUHO Mizuho Financial Group

Channel to Discovery

October 5, 2005

Mizuho Financial Group, Inc.

Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)

We, Mizuho Financial Group, Inc., hereby announce that, subject to prior approval of the related authorities, we plan to repurchase (through the exercise of our mandatory redemption option) and cancel approximately 250.7 billion yen (250.0 billion yen on an issued-price basis) of Seventh Series Class VII Preferred Shares held by the Resolution and Collection Corporation ("RCC"), as described in detail below.

The repurchase will be executed within the stock repurchase limit approved at the general meeting of our shareholders in June 2005, and the exercise of our mandatory redemption option of the above Preferred Shares will be pursuant to the purpose of "The Temporary Measures to the Requests for the Sale of Preferred Shares Issued to Strengthen the Capital Base or the Prepayment Proposal of Public Funds" released by the Deposit Insurance Corporation of Japan.

As a result of this repurchase, together with the repurchases of preferred shares (public funds) of 482.6 billion yen during the fiscal year ended March 31, 2005 and 616.4 billion yen in August of this year, the aggregate repurchase amount of preferred shares (public funds) will be 1,349.0 billion yen (on an issued-price basis), and the remaining outstanding balance of public funds invested in us will be 600.0 billion yen (on an issued-price basis). The cumulative repayment amount of public funds, including the subordinated bonds (public funds) which we redeemed in full during the last fiscal year, will be 2,349.0 billion yen, which is equivalent to approximately 79.6% of the initial amount of public funds of 2,949.0 billion yen invested in us.

Upon this repurchase, we will have repurchased and cancelled all convertible preferred shares (public funds).

We aim to complete the repayment of the remaining preferred shares (public funds), totaling 600.0 billion yen, all of which are non-convertible, by the end of March 2007, while maintaining a sufficient level of Capital Adequacy Ratios through the steady accumulation of retained earnings.

Details of repurchase and cancellation

Seventh Series Class VII Preferred Shares

(1) Number of shares to be repurchased : 125,000 shares (100% of issued shares)
(2) Repurchase price : 2,005,880 yen per share
(3) Total amount of repurchase : 250,735,000,000 yen
(4) Repurchase from : RCC
(5) Repurchase and cancellation date (scheduled) : October 12, 2005

Reference

Details of preferred shares to be repurchased:

Seventh Series Class VII Preferred Shares

(1) Original date of issuance : March 31, 1999
(2) Number of shares issued : 125,000 shares
(3) Price of shares issued : 2 million yen per share

(4) Total amount issued : 250 billion yen
(5) Others : Redeemable during April 1, 2004 through September 30, 2006, at our option, at a redemption price equal to the sum of 2 million yen plus accrued dividends per share

This document is prepared in order to announce specific facts relating to Mizuho Financial Group's preferred shares (public funds) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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Mizuho Financial Group Top

Exhibit A-18

For Translation Purposes Only

October 5, 2005

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
	President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Regarding Today's Report in Nihon Keizai Shimbun

Today, Nihon Keizai Shimbun reported on the capital strategy of Mizuho Financial Group, Inc.

Capital strategy is one of our important business strategies that we review on an ongoing basis. However, at this time we have not made any definitive decisions that need to be disclosed.

If any decision requiring disclosure is made in the future, we will, as is consistent with our past practice, make an immediate announcement.

Contact: Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Exhibit A-19

MIZUHO Mizuho Financial Group
Channel to Discovery

September 26, 2005
Mizuho Financial Group, Inc.

Obtaining of Certification of Information Security Management Systems (ISMS and BS7799)

Mizuho Financial Group, Inc. ("MHFG") obtained certification of Information Security Management Systems under the "Conformity Assessment Scheme for ISMS", the national standard, and the "BS7799", the British standard respectively, as of September 16, 2005 for all divisions of the company (summary of the certifications and registrations is attached(PDF/88k).

MHFG, as the holding company, has been responsible for planning, designing, and promoting information security management of the group organization and has implemented various enhancement measures as social concern for information security including protection of personal information intensified and the need for appropriate management of information security became essential for all corporations. Further encouraged by obtaining the above certification, MHFG will lead the group companies to obtain such certification and will continue to make efforts to further strengthen information security management of the entire group.

This release contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by any applicable laws and regulations.
This release is prepared in order to provide information and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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<Summary of the certifications acquired>

1.Name of the System	Conformity Assessment Scheme for ISMS <National Standard>	BS7799 <British Standard>
2.Certification Standard	ISMS Certificate Criteria (Ver.2.0)	BS7799-2:2002
3.Registrant	Mizuho Financial Group, Inc.	
4.Registrant Divisions	All divisions	
5.Scope of the Activities Registered	Operations and management of Mizuho Financial Group and ancillary business	
6.Date of Registration	September 16, 2005	
7.Registrar	BSI Japan K.K.	

< Reference >

"BS7799" and "Conformity Assessment Scheme for ISMS"

"BS7799" is the control standard prepared by British Standard Institution to prescribe basic control items by collecting best practices for information security. Assessment is performed by the certifying third party bodies in each country accredited by the United Kingdom Accreditation Service (UKAS). The standard is comprised of two parts. The first part, "Information technology - Code of practice for Information Security Management", became an international standard in 2000 as "ISO/IEC17799". The second part, "Information Security Management Systems - Specification with guidance for use", was revised in 2002 and became de facto international standard for information security management which is planned to be standardized as another ISO in the future.

"ISMS" is the system prepared and applied by the Japan Information Processing Development Corporation (JIPDEC) to evaluate conformity of Information Security Management System. Assessment is performed by the certifying third party bodies accredited by the JIPDEC based on the national standard of ISMS Certificate Criteria (Ver.2.0) prepared in accordance with "BS7799-2:2002" and conform to the "JISX5080:2002 (comparable to the international standard ISO/IEC17799:2000).

Exhibit A-20

MIZUHO Mizuho Financial Group

August 23, 2005

Mizuho Financial Group, Inc.

Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)

We, Mizuho Financial Group, Inc., hereby announce the resolution by our Board of Directors, and our receipt of approval from the relevant authorities, with respect to the repurchase and cancellation of approximately 693.0 billion yen (616.4 billion yen on an issued-price basis) of Second Series Class II, Third Series Class III, Eighth Series Class VIII and Tenth Series Class X Preferred Shares held by the Resolution and Collection Corporation ("RCC"), as described in detail below.

The repurchase will be executed within the repurchase limit approved at the general meeting of our shareholders in June 2005. We consulted with the relevant authorities and obtained approval pursuant to "The Temporary Measures to the Requests for the Sale of Preferred Shares Issued to Strengthen the Capital Base or the Prepayment Proposal of Public Fund" released by the Deposit Insurance Corporation of Japan.

In addition, we plan to cancel those preferred shares immediately after the repurchase.

As a result of this repurchase, together with the repurchase during the last fiscal year, the aggregated repurchase amount of preferred shares (public funds) will be 1,099.0 billion yen (on an issued-price basis), and the outstanding balance of public funds invested in us will be 850.0 billion yen (on an issued-price basis). The cumulative repayment amount of public funds, including the subordinated bonds (public funds) which we redeemed in full by the end of the last fiscal year, will be 2,099.0 billion yen, which is equivalent to approximately 71.1% of the initial amount of public funds of 2,949.0 billion yen.

We aim to make full repayment of the remaining preferred shares (public funds) by the end of March 2007 while maintaining a sufficient level of Capital Adequacy Ratio through a steady increase in retained earnings.

Of the remaining preferred shares (public funds) totaling 850.0 billion yen after the repurchase, the Seventh Series Class VII Preferred Shares of 250.0 billon yen are convertible into common stock at the option of the holder while the other classes of such preferred shares totaling 600.0 billion yen are not. All of the remaining preferred shares (public funds) are redeemable at our option, subject to the prior approval of the relevant authorities, at a redemption price equal to the sum of the issue price plus accrued dividends. (As to the Seventh Series Class VII Preferred Shares, our optional redemption right is valid until September 30, 2006.)

Details of repurchase and cancellation

1. Second Series Class II Preferred Shares

(1)	Number of shares to be repurchased	: 61,400 shares (100% of currently outstanding shares)
(2)	Repurchase price	: 1,877,733 yen per share
(3)	Total amount of repurchase	: 115,292,806,200 yen
(4)	Repurchase from	: RCC
(5)	Repurchase date (scheduled)	: August 29, 2005

2. Third Series Class III Preferred Shares

(1)	Number of shares to be repurchased	: 100,000 shares (100% of the issued shares)
(2)	Repurchase price	: 1,875,783 yen per share
(3)	Total amount of repurchase	: 187,578,300,000 yen
(4)	Repurchase from	: RCC

(5) Repurchase date (scheduled)	:	August 29, 2005

3. Eighth Series Class VIII Preferred Shares

(1) Number of shares to be repurchased	:	59,300 shares (100% of currently outstanding shares)
(2) Repurchase price	:	2,637,033 yen per share
(3) Total amount of repurchase	:	156,376,056,900 yen
(4) Repurchase from	:	RCC
(5) Repurchase date (scheduled)	:	August 29, 2005

4. Tenth Series Class X Preferred Shares

(1) Number of shares to be repurchased	:	140,000 shares (100% of the issued shares)
(2) Repurchase price	:	1,669,333 yen per share
(3) Total amount of repurchase	:	233,706,620,000 yen
(4) Repurchase from	:	RCC
(5) Repurchase date (scheduled)	:	August 29, 2005

(Reference)

Details of preferred shares to be repurchased:

1. Second Series Class II Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	100,000 shares (original issue amount) (61,400 shares immediately prior to this repurchase)
(3) Price of shares issued	:	2 million yen per share
(4) Total amount issued	:	200 billion yen (original issue amount) (122.8 billion yen immediately prior to this repurchase)

2. Third Series Class III Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	100,000 shares
(3) Price of shares issued	:	2 million yen per share
(4) Total amount issued	:	200 billion yen

3. Eighth Series Class VIII Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	125,000 shares (original issue amount) (59,300 shares immediately prior to this repurchase)
(3) Price of shares issued	:	2 million yen per share
(4) Total amount issued	:	250 billion yen (original issue amount) (118.6 billion yen immediately prior to this repurchase)

4. Tenth Series Class X Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	140,000 shares
(3) Price of shares issued	:	1.25 million yen per share
(4) Total amount issued	:	175 billion yen

Close Window

Exhibit A-21

Business Revitalization Plan

Business Revitalization Plan

Submission of the Business Revitalization Plan

The Mizuho Financial Group, Inc. has reviewed its current Business Revitalization Plan, and on this day submitted a new Business Revitalization Plan to the Financial Services Agency according to Article 1-2 of the Cabinet Order for the Law Concerning Emergency Measures for the Early Strengthening of the Financial Functions and the guideline entitled Basic Policies on the Revision of Revitalization Plans as announced by the Financial Reconstruction Commission on September 30, 1999.

The new Business Revitalization Plan has been based on our "Channel to Discovery" Plan, which was announced in April of this year. The group will do its utmost to implement initiatives for the steady fulfillment of our Business Revitalization Plan, and we aim to completely repay public funds by the end of FY2006 through the steady accumulation of retained earnings.

This announcement contains forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by any applicable laws and regulations.

·Overview of the "Business Revitalization Plan"(PDF/232k)

Overview of the “Business Revitalization Plan”

August 2005

Mizuho Financial Group, Inc.

Measures for Business Rationalization

Business Model and Management Strategies, Etc.

- Based on the recognition that in FY2005 Mizuho Financial Group, Inc. (MHFG) had entered into a new phase that seeks to gain the trust of customers in a "future-minded and customer-oriented" business style, we formulated our new business strategy, the "Channel to Discovery" Plan. We pursue our "Business Portfolio Strategy" and "Corporate Management Strategy" as our action program to create a globally competitive financial group that is oriented toward the basic concept of the "Channel to Discovery" Plan, which is to gain the support of our customers.



Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd. (MHCB)
Mizuho Bank, Ltd. (MHBK)
Mizuho Trust & Banking Co., Ltd. (MHTB)
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

Overview of the Realigned Global Groups

The Plan is subject to the appropriate regulatory approval and other procedures in Japan and all other relevant countries.

- In order to pursue the "Business Portfolio Strategy," we will realign our business structure into three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, based on the needs of our customers. We will also implement six concrete strategic measures as follows.

(i) Business collaborations with Wachovia Bank,N.A. and Wells Fargo Bank,N.A. (Mizuho Bank (MHBK))
We will reinforce the channel network and products/services internationalized to the highest standard for our retail banking business.

(ii) Business collaboration with The Bank of New York (Mizuho Trust & Banking (MHTB) and MHBK)
We will reinforce our asset management capabilities, expertise in execution, and asset administration on a global top level in the business area of asset management.

(iii) Establishment of Japan's first full-fledged private banking company, "Mizuho Private Wealth Management Co., Ltd." (October 2005)
In compliance with Japanese legal regulations, we will establish a company that can provide comprehensive and integrated services similar to those found in the U.S. and Europe.

(iv) Reformation of Mizuho Holdings, Inc. (MHHD) into a new advisory company, "Mizuho Financial Strategy, Co., Ltd." (October 2005)
We will reform MHHD into a new advisory company that offers advices to financial institutions by integrating our expertise in group management and coordination with our expertise in corporate revitalization.

(v) Completion of the role of financial subsidiaries for corporate revitalization
As a consequence of the termination of the "Corporate Revitalization Project," the group's financial subsidiaries for corporate revitalization will be merged with their own parent banks respectively in October 2005.

(vi) Reorganization of our strategic subsidiaries in the retail banking business to place them under MHBK (Autumn 2005)
In pursuit of further synergies in the retail banking business, the two strategic retail subsidiaries, UC Card Co., Ltd. and Mizuho Capital Co., Ltd., currently

under MHFG will be reorganized as subsidiaries of MHBK.

In order to pursue the "Corporate Management Strategy," we determined to achieve three objectives.

(i) Listing on the New York Stock Exchange (NYSE)
We will ensure the transparency of our corporate governance and enhance the trust of our investors by listing on the NYSE as early as is feasible. We will provide investors with disclosure based on the U.S. generally accepted accounting principles and establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act.

(ii) Further promotion of Corporate Social Responsibility (CSR) activities
We position CSR activities as one of the major focuses of our corporate activities in order to create new corporate value and achieve further growth. Through our CSR Committee, we will enhance our efforts in such CSR activities as environmental issues and support for financial education.

(iii) Strengthening of our branding strategy
We will establish a new Mizuho brand that is befitting a globally competitive financial services group that is advancing into a new, future-minded and customer-oriented phase.

2) About Net Business Profit ROE for FY2004, which was more than 30% below the plan

The actual Net Business Profit ROE for FY2004 was 16.7% compared to the planned figure of 26.3% set forth in our Business Revitalization Plan. The percentage achieved was 63.8% and the performance diverged by more than 30%.

Reasons for the divergence and measures to be taken are as follows.

(i) Factors contributing to the divergence of Net Business Profit ROE

[Decrease in Net Business Profits]
Market related income reached only 78.3% of our planned figure mainly due to a decrease in Net Gains related to Bonds and other factors.

[Increase in Shareholder's Equity]
Shareholder's Equity increased considerably to an actual JPY 4,306.5Bn compared to the planned JPY 3,509.1Bn mainly due to an increase in Net Income, attributable to the improvement in our financial condition.

- An increase in Net Income due to a decrease in Credit-related Costs, an increase in Net Gains related to Stocks and the Supreme Court's judgment regarding the write-off of credits against Japan Housing Loan, Inc.
- An increase in Net Unrealized Gains on Other Securities, net of Taxes due to a rise in stock prices.

(ii) Measures to be taken
We accept with sincerity the fact that we have not achieved the planned Net Business Profit ROE. We will strive to improve our earning base further through the steady implementation of new business strategies, the above-mentioned "Channel to Discovery" Plan in order for the steady fulfillment of our Business Revitalization Plan.

[Plan of Net Business Profit ROE]

	FY2004 Actual		FY2008 Plan
Net Business Profit ROE	16.7%	▷	21.4%

(3) Plan for Business Rationalization

Through the pursuit of rationalization by the integration, and through the strengthening of in-depth restructuring right down to the review of compensation for senior executives and employees, we have accelerated cost cutting on both Personnel and Non-personnel Expenses. We reduced the combined Personnel and Non-personnel Expenses (excluding Taxes) to JPY 708.6Bn in FY2004, which is a decrease of JPY 135.3Bn from the JPY 843.9Bn in FY2002. During FY2005 and beyond, while we will strive to continuously reduce expenses of existing operations, at the same time we will aim for strengthened earnings by actively investing management resources into areas of growth, and by implementing measures to strengthen incentives for senior executives and employees. The target for FY2008 is JPY 697.8Bn.

[Aggregate figures of MHBK + MHCB]

Unit: %	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Expense Ratio	Note1 51.2	Note2 47.1	44.5	40.6	39.2

Note 1: Aggregate figures of financial subsidiaries for corporate revitalization.

Note 2: Aggregate figures of financial subsidiaries for corporate revitalization excluding dividends from MHCB's financial subsidiaries for corporate revitalization.

We aim to dramatically improve our cost competitiveness by achieving Expense Ratio (G&A Expenses/ Gross Profits) of about 40% by the end of FY2008.

[Aggregate figures of MHFG + MHBK + MHCB]

Unit: JPY Bn	FY2004 Actual (Note)	FY2005 Plan (Note)	FY2006 Plan	FY2007 Plan	FY2008 Plan
Personnel + Non-personnel Expenses	708.6	701.9	702.8	697.8	697.8
(Ref) Total G&A Expenses	757.7	749.2	749.2	744.2	744.2

Note: Aggregate figures of financial subsidiaries for corporate revitalization.

(i) Personnel Expenses

Units: JPY Bn, number of employees	FY2004 Actual (Note)	FY2005 Plan (Note)	FY2006 Plan	FY2007 Plan	FY2008 Plan
Personnel Expenses	222.6	231.1	241.1	246.5	246.5
Number of Employees	22,827	23,161	23,920	24,235	24,235

Note: Aggregate figures of financial subsidiaries for corporate revitalization.

(ii) Non-personnel Expenses

Unit: JPY Bn	FY2004 Actual (Note)	FY2005 Plan (Note)	FY2006 Plan	FY2007 Plan	FY2008 Plan
Total Non-personnel Expenses	486.0	470.8	461.7	451.3	451.3
Excluding IT Related Expenses	286.6	291.4	273.4	261.7	261.7

Note: Aggregate figures of financial subsidiaries for corporate revitalization.

(iii) Subsidiaries and Affiliates

In terms of enhancing our comprehensive financial services capabilities and improving the efficiency of our business operations, subsidiaries and affiliates which have overlapping functions have been consolidated according to the plan. (FY2004: Consolidation of IT related companies)

We will continue to close and consolidate subsidiaries and affiliates that have overlapping functions after considering the strategic priorities of our group's businesses and our customer's consent and convenience, as well as undertaking necessary procedures to gain the consent of our non-group partners and the shareholders of our subsidiaries and affiliates. Furthermore, in order to improve the business efficiency of our overseas subsidiaries and affiliates, we will proceed with the closure and consolidation of their overlapping operations and functions, and we are planning to liquidate two subsidiaries during FY2005.

2. An Abridged Version of Figure 1 (Aggregate figures of two banks: MHBK + MHCB)

(Unit: JPY Bn)

	FY2004 Actual (Note 1)	FY2005 Plan (Note 1)	FY2006 Plan	FY2007 Plan	FY2008 Plan
Gross Profits	1,480.9	1,711.4	1,685.1	1,833.6	1,898.3
G&A Expenses	757.7	749.2	749.2	744.2	744.2
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	723.1	962.2	935.9	1,089.4	1,154.1
Credit-related Costs (Note 2)	29.6	140.0	160.0	170.0	170.0
Net Gains related to Stocks	185.0	33.6	41.0	15.0	15.0
Ordinary Profits	380.8	793.4	764.3	884.6	949.3
Net Income	558.3	521.4	459.4	536.2	572.4
Expense Ratio	51.2%	(Note 3) 47.1%	44.5%	40.6%	39.2%

Note 1: Aggregate figures of financial subsidiaries for corporate revitalization.

Note 2: Credit-related Costs = Provision for General Reserve for Possible Losses on Loans + Expenses related to Portfolio Problems + Reversal of Reserves for Possible Losses on Loans, etc. included in Extraordinary Gains.

Note 3: Excluding dividends from MHCB's financial subsidiaries for corporate revitalization.

3. Measures to Establish a Responsible Management Structure

We have adopted the holding company structure to ensure that it has the flexible and agile management structure necessary to cope with the changing economic environment, legally split according to customer segmentation and business function so that group companies can further strengthen their capabilities in their respective strategic business areas, meeting the needs of their customers and increasing corporate value to its fullest extent.

MHFG Management Structure



General Meeting of Shareholders
Nominating Committee
Compensation Committee
Includes outside directors
Board of Directors
Outside Directors
Audit
Corporate Auditors
Board of Corporate Auditors
Outside Auditors
Advisory Board
Outside Experts
Supervision
Evaluation, Advice
Executive Management
Executive Management Committee
Business Policy Committees
President & CEO
Internal Audit Committee
Includes outside specialists
Strategic Planning Group, Financial Control & Accounting Group, etc.
Internal Audit Group

Board of Directors and Corporate Auditors

- MHFG's Board of Directors consists of nine members who determine important matters pertaining to the management policy of MHFG and its group companies, and monitor the fulfillment of duties of the Directors and Executive Officers. Three of the Directors are outside Directors independent of the day-to-day management of the company. Their participation serves to strengthen the management and monitoring functions of the Board of Directors. MHFG has introduced the Executive Officer System in order to separate managerial auditing functions and the execution of duties, and to clarify lines of authority and responsibility.

- In order to ensure transparency and impartiality in matters of personnel matters relating to the Board of Directors and Directors' compensation, the Nominating Committee and the Compensation Committee made up of Directors including outside Directors have been established to advise the Board of Directors on these matters.

- The Board of Corporate Auditors comprises five Corporate Auditors who check that the Directors carry out their duties in an appropriate manner by taking part in board meetings and giving their opinions. Three of the five Auditors are outside Auditors.

Executive Management

- With respect to the execution of duties, the President & CEO controls MHFG's overall business with ultimate responsibility according to the basic management policies determined by the Board of Directors. The Executive Management Committee was established to serve as an advisory body to the President & CEO and discusses important matters concerning the execution of duties. The Business Policy Committees were established as forums for the discussion and coordination of company-wide issues of concern to the Executive Officers.

- The Internal Audit Committee fulfills an internal audit function under the President & CEO. The committee discusses and determines important matters concerning internal audit on the basis of the basic policy determined by the Board of Directors and reports all decisions made by the committee to the Board.

- External specialists in their field (currently, consisting at present of one lawyer and one CPA) are also on the Internal Audit Committee to strengthen the specialist nature and impartiality of the Committee.

- MHFG has also established an advisory board of outside experts that will offer objective evaluations and advice from an independent standpoint, aiming for a more open style of management.

Internal Control

- The divisions in charge of compliance and risk monitoring at MHFG monitor operations and self-assessments carried out at domestic and overseas offices, providing a system of checks and balances. MHFG has also established an Internal Audit Committee independent from the business promotion and have ensured adequacy and effectiveness of the internal control through internal audits conducted by the internal audit divisions belonging to the Internal Audit Group.
- MHFG has begun preparations to apply for listing on the NYSE as early as is feasible, in order to further ensure the transparency of our corporate governance and enhance the trust of our investors. We will provide investors with disclosure based on the U.S. generally accepted accounting principles, which are deemed to be of the highest global standards, and establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act, which is recognized as the strictest standard in the world today.

4. Measures not to Make Excessive Outflow of Retained Earnings through Dividend Payments, Etc.

- We recognize that the early repayment of public funds (balance of JPY 1.5Tn as of March 31, 2005) is a priority issue for management. For this reason, we will strive to secure increased competitiveness and a high-level and stable earning capacity, thereby steadily cumulating retained earnings. We will achieve this by thoroughly reviewing our group strategies and by reforming our cost structure.
- With respect to our FY2005 year-end dividends, we plan to consider a dividend payment of JPY 4,000 per share of common stock, and we also plan to pay dividends on preferred stocks as prescribed.
- With respect to remuneration to Directors and Corporate Auditors, we have already made significant cuts. We plan to review the appropriate standards of compensation in light of business conditions and in view of our medium- and long-term performance outlook.
  Finally, with respect to bonuses to Directors and Corporate Auditors, our position is that they will continue to be forgone throughout the full term of the plan.

5. Strategies to Facilitate Loans and Other Credit Instruments

(1) Market for Small and Medium-sized Enterprises

- Provide active responses to sound demands for funds from companies.
  - Increase in business with new customers and expansion of the customer base mainly by staff specializing in creating business with new customers.
  - Enhancement of loan products that match customer needs.
- Identify customer needs by providing leading-edge solution services.
  - Strengthen support for branches by utilizing the Industry & Corporate Research Division at headquarters.
- Strengthen support for new businesses, venture companies and growing companies.
  - Support for listing on stock markets and advice for capital policies such as through the enhancement of the IPO support unit.
  - Utilization of venture funds and copyright investment schemes.
- Provide strategic and active initiatives for small and middle credit risk corporations.
  - Utilization of initiatives such as the "Mizuho Advance Partner" unsecured loan product that uses a credit-scoring model, and the "Super Wide" strategic investment fund of JPY 1Tn.
  - Enhancement of the Mizuho Business Finance Centers to run direct marketing with a focus on loans guaranteed by credit guarantee corporations.
- Promote the corporate revitalization business and provide solution services for M&As and MBOs.

(2) Market for Individual Customers

- o Actively expand the housing loan business and strengthen the network of Housing Loan Centers, which is one of the largest in Japan.
- o Increase business with employees of the corporate customers by making use of our large corporate customer base.
- o Enhance the product line-up through the Comprehensive Business Alliance with Orient Corporation.

(3) Market for Large Corporations

- o Respond to demands for funds using various financial solutions.
  - Further expansion of the syndicated loan business, which is a "loan intermediation business" linking our corporate customers with investors.
  - Increase in business for receivables factoring, MBOs/IPOs, and securitization.

6. Measures to Secure Financial Resources for Cancellation, Refund, Redemption or Repayment of Issued Shares and Borrowed Public Funds

(1) Policies for cancellation, refund, redemption or repayment

- o In adherence with the spirit of the Financial Function Early Strengthening Law, our policy is to make early redemption or repayment through increasing Shareholders' Equity by our improved earning base.

(2) Changes in Retained Earnings

(Unit: JPY Bn)

	FY2004	FY2005	FY2006	FY2007	FY2008
Balance of Retained Earnings *	1,183.7	2,492.5	2,907.1	3,413.7	3,956.9

* Aggregate of Retained Earnings of MHFG, MHBK, MHCB, MHTB and Mizuho Securities. Aggregated Retained Earnings of those five companies and MHHD for FY2004 is JPY 1569.8Bn.

- o We have made steady improvements to our financial soundness during FY2004 and we will maintain a steady Net Income.
- o In light of these conditions, and presuming approval of the relevant regulatory authorities is obtained, we aim to fully repay the public funds preferred shares by the end of FY2006.

Note: Overview of public funds (preferred shares)

	Issued Amount	Outstanding Balance	Type	Mandatory Conversion Date
Second series Class II Preferred Stock	JPY 200Bn	JPY 122.8Bn	Convertible	Aug. 1, 2006
Third series Class III Preferred Stock	JPY 200Bn	JPY 200Bn	Convertible	Aug. 1, 2008
Fourth series Class IV Preferred Stock	JPY 300Bn	JPY 300Bn	Bond Type	-
Sixth series Class VI Preferred Stock	JPY 300Bn	JPY 300Bn	Bond Type	-
Seventh series Class VII Preferred Stock	JPY 250Bn	JPY 250Bn	Convertible	Feb. 1, 2011
Eighth series Class VIII Preferred Stock	JPY 250Bn	JPY 118.6Bn	Convertible	Feb. 1, 2009
Ninth series Class IX Preferred Stock	JPY 175Bn	-	Convertible	Sep. 1, 2009
Tenth series Class X Preferred Stock	JPY 175Bn	JPY 175Bn	Convertible	Sep. 1, 2009

7. Measures to Ensure a Sound Financial Position and a Sound and Reasonable Business Management

(1) Management of various types of risk

- o With respect to the various types of risk to which financial institutions are exposed, MHFG has formulated a basic policy for risk management and issues appropriate instructions to the core group companies while monitoring the risk for the whole group.
- o The core group companies manage themselves, along with companies under their control, in accordance with MHFG's uniform risk management policies and submit reports to MHFG.

- In addition to managing each type of risk according to its characteristics, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses in order to keep risk within managerially tolerable limits in both qualitative and quantitative terms.

(2) The authority to make decisions regarding asset management

- MHFG has established the basic policies for credit risk management and credit portfolio management.
- The approval for individual credit is based on the internal credit ratings and regulations regarding the authority of individual banks in terms of size of the line of credit. The approvals for major borrowers are made by the Business Policy Committees by discussing and coordinating the credit policies.
- Applications and reports are made to MHFG concerning any proposals that have matters of importance related to the whole group.

(3) The quality of assets

- Status of NPLs at the end of FY2004.
  (Aggregate figures of MHBK + MHCB + financial subsidiaries for corporate revitalization.)
  - Credit-related Costs: JPY 29.6Bn/ NPLs removed from the balance sheet: JPY 1,596.1Bn
  - Disclosed Claims under the Financial Reconstruction Law: JPY 1,383.9Bn (decreased by JPY 1,615.8Bn from FY2003)/ NPL ratio: 2.12%.

We are aiming to promptly reduce the NPL ratio in FY2005 and beyond to the 1% range.

(4) Policies on write-offs and reserves

- In accordance with the relevant laws and regulations, we conduct self-assessments based on the group's uniform "Self-Assessment Standard," and depending on the results, stringently record any write-offs or reserves for possible losses on loans based on the uniform "Write-offs and Reserves for Possible Losses on Loans Standard."
  - The credit review and auditing section conducts internal audits and the independent accountant conducts external audits.
  - Reserves are made for especially large obligors by applying the discounted cash flow (DCF) method.
- We will continue to further strengthen our business structure to prevent new NPLs as well to make final disposal of NPLs promptly.
  - We continue the utilization of schemes for corporate revitalization, and efficient and swift disposal of NPLs through such methods as bulk sales.
  - We will utilize the know-how built up by the financial subsidiaries for corporate revitalization for "Corporate Revitalization Project."

(5) Status of Unrealized Gains and Losses on Other Securities and Our Policies Related Thereto

- Net Unrealized Gains on Other Securities at the end of FY2004: JPY 833.3Bn
- From the viewpoint of reducing our exposure to the risk of fluctuating market prices, our policy regarding Other Securities (stocks with market prices) is to continue to sell them while assessing market conditions and trends.

Figure 1-1 Earnings Trend and Plan [Mizuho Financial Group]

Holding Company established on January 8, 2003

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size) (Assets, Liabilities and Shareholders' Equity: Year end balance)					(Billions of yen)
Total Assets	3,178.6	5,340.9	5,140.1	5,140.3	5,140.4
Bonds and Loans to Subsidiaries and Affiliates	-	-	-	-	-
Investments in Subsidiaries and Affiliates	3,089.7	5,075.2	5,075.2	5,075.2	5,075.2
Total Liabilities	192.3	1,653.3	1,328.2	1,203.4	1,078.4
Total Shareholders' Equity	2,986.2	3,687.6	3,811.9	3,936.9	4,062.0
Common Stock and Preferred Stock	1,540.9	1,540.9	1,540.9	1,540.9	1,540.9
Capital Reserve	385.2	385.2	385.2	385.2	385.2
Other Capital Surplus	1,127.7	867.7	867.7	867.7	867.7
Legal Earned Reserve	4.3	4.3	4.3	4.3	4.3
Retained Earnings (Note 1)	188.6	889.9	1,014.2	1,139.3	1,264.4
Treasury Stock	-260.6	-0.6	-0.6	-0.6	-0.6
(Earnings)					
Ordinary Profits	14.3	113.4	210.6	211.4	211.4
Cash Dividends Received from Subsidiaries and Affiliates	13.7	112.5	209.6	210.6	210.6
General and Administrative Expenses	11.7	18.9	19.3	15.0	15.0
Personnel Expenses	4.2	4.2	4.6	4.8	4.8
Non-personnel Expenses	7.3	14.3	14.3	9.8	9.8
Extraordinary Gains	73.5	668.3	-	-	-
Extraordinary Losses	56.4	0.0	-	-	-
Income before Income Taxes	31.4	781.6	210.6	211.4	211.4
Income Taxes: Current	0.0	0.4	0.4	0.4	0.4
Income Taxes: Deferred	0.5				
Net Income	30.8	781.2	210.2	211.0	211.0
(Dividends)					(Billions of yen, Yen, %)
Distributable Earnings	187.9	889.3	1,013.6	1,138.6	1,263.7
Total Cash Dividends (including Interim Dividends)	79.9	85.9	85.9	85.9	85.9
Dividends to Common Stocks	42.0	48.0	48.0	48.0	48.0
Dividends to Preferred Stocks (Public Funds)	17.9	17.9	17.9	17.9	17.9
Dividends to Preferred Stocks (Private Funds)	19.9	19.9	19.9	19.9	19.9
Dividend per Share (Common Stock)	3,500	4,000	4,000	4,000	4,000
Dividend per Share (First series Class I Preferred Stock)	-	-	-	-	-
Dividend per Share (Second series Class II Preferred Stock)	8,200	8,200	8,200	8,200	8,200
Dividend per Share (Third series Class III Preferred Stock)	14,000	14,000	14,000	14,000	14,000
Dividend per Share (Fourth series Class IV Preferred Stock)	47,600	47,600	47,600	47,600	47,600
Dividend per Share (Sixth series Class VI Preferred Stock)	42,000	42,000	42,000	42,000	42,000
Dividend per Share (Seventh series Class VII Preferred Stock)	11,000	11,000	11,000	11,000	11,000
Dividend per Share (Eighth series Class VIII Preferred Stock)	8,000	8,000	8,000	8,000	8,000
Dividend per Share (Ninth series Class IX Preferred Stock)	-	-	-	-	-
Dividend per Share (Tenth series Class X Preferred Stock)	5,380	5,380	5,380	5,380	5,380
Dividend per Share (Eleventh series Class XI Preferred Stock)	20,000	20,000	20,000	20,000	20,000
Dividend per Share (Twelfth series Class XI Preferred Stock)	-	-	-	-	-
Dividend per Share (Thirteenth series Class XIII Preferred Stock)	30,000	30,000	30,000	30,000	30,000
Dividend Rate (Preferred Stock of Public Funds)	1.22	1.22	1.22	1.22	1.22
Dividend Rate (Preferred Stock of Private Funds)	2.03	2.03	2.03	2.03	2.03
Dividend Payout Ratio (Note 2)	259.4	11.0	40.9	40.7	40.7
(Managerial Indicators)					(%)
ROE (Net Income / Shareholders' Equity [Year end balance])	1.0	21.2	5.5	5.4	5.2
ROA (Net Income / Total Assets [Year end balance])	0.97	14.63	4.09	4.10	4.10

Note 1: Retained Earnings excluding Legal Earned Reserve

Note 2: Dividend Payout Ratio = Total Cash Dividends / Net Income

Figure 1-2 Earnings Trend and Plan [Aggregate figures of Mizuho Bank + Mizuho Corporate Bank]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size) (Assets, Liabilities: Average balance, Shareholders' Equity: Year end balance)					(Billions of yen)
Total Assets	124,551.1	125,050.0	127,170.0	129,120.0	130,570.0
Loans and Bills Discounted	57,668.6	59,100.0	62,840.0	65,480.0	67,220.0
Securities	34,036.2	33,520.0	27,720.0	26,550.0	25,440.0
Trading Assets	3,397.5	3,410.0	3,410.0	3,410.0	3,410.0
Deferred Tax Assets (Year end balance)	946.4	874.7	590.9	268.9	102.5
Total Liabilities	120,984.4	120,610.0	122,460.0	124,120.0	125,170.0
Deposits and NCDs	75,472.0	75,950.0	76,740.0	77,760.0	78,470.0
Debentures	8,686.3	7,380.0	6,180.0	5,150.0	4,500.0
Trading Liabilities	2,187.4	2,380.0	2,380.0	2,380.0	2,380.0
Deferred Tax Liabilities (Year end balance)	-	-	-	-	63.3
Deferred Tax Liabilities for Revaluation Reserve for Land (Year end balance)	135.9	129.9	123.9	117.9	117.9
Total Shareholders' Equity	4,301.1	4,589.1	4,815.0	5,189.3	5,597.8
Capital Stock	1,720.9	1,720.9	1,720.9	1,720.9	1,720.9
Capital Reserve	1,020.5	1,047.6	1,047.6	1,047.6	1,047.6
Other Capital Surplus	-	-	-	-	-
Legal Earned Reserve	2.5	4.9	30.5	56.2	81.8
Retained Earnings (Note 1)	910.7	1,485.9	1,729.9	2,050.7	2,398.8
Revaluation Reserve for Land, net of Taxes	198.9	190.8	181.9	173.0	173.0
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	447.4	138.8	104.0	140.8	175.6
Treasury Stock	-	-	-	-	-
(Earnings)					
Gross Profits	1,444.2	1,697.7	1,685.1	1,833.6	1,898.3
Interest Income (Note 2)	1,373.7	1,602.8	1,708.2	1,957.8	2,031.2
Interest Expenses (excluding funding costs of Money Trusts)	424.5	523.1	685.5	824.4	846.1
Net Fee and Commission Income	280.3	359.1	387.6	417.6	423.8
Net Trading Income	43.4	106.5	121.6	139.5	147.9
Net Other Operating Income	171.2	152.4	153.2	143.1	141.5
Net Gains (Losses) related to Bonds	2.6	31.4	28.6	16.0	10.6
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	694.3	952.5	935.9	1,089.4	1,154.1
Net Business Profits	850.7	952.5	935.9	1,089.4	1,154.1
Provision for General Reserve for Possible Losses on Loans	-156.4	0.0	0.0	0.0	0.0
General and Administrative Expenses	749.9	745.2	749.2	744.2	744.2
Personnel Expenses	215.3	225.4	236.5	241.7	241.7
Non-personnel Expenses	488.2	473.7	466.3	456.1	456.1
Expenses related to Portfolio Problems	370.1	159.4	160.0	170.0	170.0
Net Gains (Losses) related to Stocks	159.5	32.6	41.0	15.0	15.0
Losses on Devaluation of Stocks	-16.2	-	-	-	-
Ordinary Profits	379.5	763.3	764.3	884.6	949.3
Extraordinary Gains	255.8	0.6	0.6	0.6	0.6
Extraordinary Losses	122.4	37.1	9.0	9.0	9.0
Income Taxes: Current	-20.7	235.5	296.5	340.0	368.5
Income Taxes: Deferred	215.1				
Net Income	318.5	491.3	459.4	536.2	572.4
(Dividends)					(Billions of yen, Yen, %)
Distributable Earnings	661.1	1,153.8	1,367.8	1,696.5	2,025.5
Total Cash Dividends (including Interim Dividends)	21.9	198.7	198.7	198.7	198.7
Dividends to Common Stocks	-	-	-	-	-
Dividends to Preferred Stocks (Public Funds)	-	-	-	-	-
Dividends to Preferred Stocks (Private Funds)	-	-	-	-	-
Dividend per Share (Common Stock)	-	8,500	8,500	8,500	8,500
Dividend Rate (Preferred Stock of Public Funds)	-	-	-	-	-
Dividend Rate (Preferred Stock of Private Funds)	-	-	-	-	-
Dividend Payout Ratio (Note 3)	6.9	40.4	43.3	37.1	34.7
(Managerial Indicators)					
Return on Interest-earning Assets (A)	1.30	1.51	1.57	1.76	1.80
Return on Loans and Bills Discounted (B)	1.59	1.66	1.84	2.06	2.08
Return on Securities	0.90	1.39	1.42	1.71	1.85
Cost of Funding (C)	1.06	1.15	1.29	1.39	1.40
Cost of Deposits (including NCDs) (D)	0.17	0.25	0.38	0.48	0.49
Expense Ratio (E)	0.87	0.88	0.89	0.88	0.88
Personnel Expense Ratio	0.25	0.08	0.09	0.09	0.09
Non-personnel Expense Ratio	0.56	0.56	0.55	0.54	0.54
Net Interest Margin (A)- (C)	0.23	0.36	0.29	0.37	0.40
Loan and Deposit Rate Margin (including Expenses)	0.48	0.50	0.56	0.69	0.69
Ratio of Non-interest Income to Gross Profits (Note 4)	34.3	36.3	39.3	38.2	37.6
OHR (G&A Expenses / Gross Profits)	51.9	43.9	44.5	40.6	39.2
ROE (Note 5)	17.0	21.4	19.9	21.8	21.4
ROA (Note 6)	0.59	0.80	0.78	0.89	0.93

Note 1: Retained Earnings excluding Legal Earned Reserve

Note 2: The plan for FY2005 includes dividends from financial subsidiaries for corporate revitalization.

Note 3: Total Cash Dividends / Net Income

Note 4: (Gross Profits - Net Interest Income) / Gross Profits

Note 5: Net Business Profits before Provision for General Reserve for Possible Losses on Loans / Shareholders' Equity (Average balance)

Note 6: Net Business Profits before Provision for General Reserve/ (Total Assets - Customers' Liabilities for Acceptances and Guarantees) (Average balance)

[Aggregate figures of financial subsidiaries for corporate revitalization: Mizuho Bank + Mizuho Corporate Bank + Mizuho Project + Mizuho Corporate + Mizuho Global]

(Earnings)		(Billions of yen)
Gross Profits	1,480.9	1,711.4
General and Administrative Expenses	757.7	749.2
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	723.1	962.2
Credit-related Costs (Note 7)	29.6	140.0
Gains (Losses) related to Stocks	185.0	33.6
Losses on Devaluation of Stocks	-45.9	0.0
Ordinary Profits	380.8	793.4
Net Income	558.3	521.4
(Managerial Indicators)		
ROE (Net Business Profits before the Provision for General Reserve/ Shareholders' Equity (Average balances)	16.7	(Note 8) 20.8
OHR (G&A Expenses / Gross Profits)	51.2	(Note 8) 43.8

Note 7:Credit-related Costs = Provision for General Reserve for Possible Losses on Loans + Expenses related to Portfolio Problems + Reversal of Reserves for

Figure 1-3 Earnings Trend and Plan [Mizuho Bank]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size) (Assets, Liabilities: Average balance, Shareholders' Equity: Year end balance					(Billions of yen)
Total Assets	69,344.9	70,270.0	71,210.0	72,210.0	72,780.0
Loans and Bills Discounted	33,932.1	34,180.0	36,540.0	38,500.0	39,600.0
Securities	17,869.5	19,140.0	13,890.0	12,680.0	11,420.0
Trading Assets	1,052.7	1,050.0	1,050.0	1,050.0	1,050.0
Deferred Tax Assets (Year end balance)	589.0	497.5	343.8	170.2	102.5
Total Liabilities	67,541.5	68,440.0	69,290.0	70,100.0	70,400.0
Deposits and NCDs	53,242.3	53,950.0	54,740.0	55,760.0	56,470.0
Debentures	2,545.6	2,290.0	1,970.0	1,500.0	1,090.0
Trading Liabilities	644.1	640.0	640.0	640.0	640.0
Deferred Tax Liabilities (Year end balance)	-	-	-	-	0.0
Deferred Tax Liabilities for Revaluation Reserve for Land (Year end balance)	106.0	100.0	94.0	88.0	88.0
Total Shareholders' Equity	1,820.9	1,842.4	1,982.9	2,236.3	2,505.0
Capital Stock	650.0	650.0	650.0	650.0	650.0
Capital Reserve	762.3	762.3	762.3	762.3	762.3
Other Capital Surplus	-	-	-	-	-
Legal Earned Reserve	-	-	-	-	-
Retained Earnings (Note 1)	232.4	352.9	519.3	744.8	978.7
Revaluation Reserve for Land, net of Taxes	155.2	147.2	138.3	129.4	129.4
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	20.9	-70.1	-87.1	-50.3	-15.5
Treasury Stock	-	-	-	-	-
(Earnings)					
Gross Profits	893.4	969.0	1,047.6	1,150.7	1,182.9
Interest Income	668.0	712.1	832.1	978.0	1,020.3
Interest Expenses (excluding funding costs of Money Trusts)	75.4	95.0	153.5	216.1	227.8
Net Fee and Commission Income	181.1	214.9	227.9	238.0	235.8
Net Trading Income	27.6	56.0	65.1	77.1	80.6
Net Other Operating Income	91.9	81.0	76.0	73.7	74.0
Net Gains (Losses) related to Bonds	-29.1	0.5	-2.0	0.0	0.0
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	346.3	439.1	524.2	629.1	661.3
Net Business Profits	434.9	439.1	524.2	629.1	661.3
Provision for General Reserve for Possible Losses on Loans	-88.6	-	-	-	-
General and Administrative Expenses	547.1	529.9	523.4	521.6	521.6
Personnel Expenses	147.7	150.8	155.7	158.3	158.3
Non-personnel Expenses	365.2	343.7	332.8	328.4	328.4
Expenses related to Portfolio Problems	165.3	101.9	100.0	110.0	110.0
Net Gains (Losses) related to Stocks	37.2	-	-	-	-
Losses on Devaluation of Stocks	-3.4	-	-	-	-
Ordinary Profits	191.4	298.0	388.8	485.2	517.4
Extraordinary Gains	21.0	0.6	0.6	0.6	0.6
Extraordinary Losses	102.7	35.1	7.0	7.0	7.0
Income Taxes: Current	0.5	106.3	154.3	191.6	206.5
Income Taxes: Deferred	87.1				
Net Income	22.1	157.2	228.1	287.2	304.5
(Dividends)				(Billions of yen, Yen, %)	
Distributable Earnings	169.0	282.8	432.2	681.4	915.3
Total Cash Dividends (including Interim Dividends)	9.7	70.6	70.6	70.6	70.6
Dividends to Common Stocks	-	-	-	-	-
Dividends to Preferred Stocks (Public Funds)	-	-	-	-	-
Dividends to Preferred Stocks (Private Funds)	-	-	-	-	-
Dividend per Share (Common Stock)	-	8,500	8,500	8,500	8,500
Dividend Rate (Preferred Stock of Public Funds)	-	-	-	-	-
Dividend Rate (Preferred Stock of Private Funds)	-	-	-	-	-
Dividend Payout Ratio (Note 2)	43.8	44.9	31.0	24.6	23.2
(Managerial Indicators)					
Return on Interest-earning Assets (A)	1.13	1.20	1.37	1.57	1.62
Return on Loans and Bills Discounted (B)	1.64	1.63	1.76	2.00	2.02
Return on Securities	0.36	0.44	0.90	1.20	1.36
Cost of Funding (C)	0.99	0.99	1.07	1.15	1.17
Cost of Deposits (including NCDs) (D)	0.04	0.07	0.15	0.25	0.27
Expense Ratio (E)	0.97	0.97	0.95	0.93	0.91
Personnel Expense Ratic	0.26	0.27	0.27	0.27	0.27
Non-personnel Expense Ratic	0.64	0.61	0.58	0.57	0.56
Net Interest Margin (A)- (C)	0.13	0.21	0.31	0.42	0.46
Loan and Deposit Rate Margin (including Expenses)	0.62	0.59	0.65	0.83	0.84
Ratio of Non-interest Income to Gross Profits (Note 3)	33.6	36.1	35.2	33.8	33.0
OHR (G&A Expenses / Gross Profits)	61.2	54.7	50.0	45.3	44.1
ROE (Note 4)	19.3	24.0	27.4	29.8	27.9
ROA (Note 5)	0.52	0.66	0.78	0.92	0.96

Note 1: Retained Earnings excluding Legal Earned Reserve

Note 2: Total Cash Dividends / Net Income

Note 3: (Gross Profits - Net Interest Income) / Gross Profits

Note 4: Net Business Profits before Provision for General Reserve for Possible Losses on Loans / Shareholders' Equity (Average balance)

Note 5: Net Business Profits before Provision for General Reserve/ (Total Assets - Customers' Liabilities for Acceptances and Guarantees) (Average balance)

[Aggregate figures of financial subsidiary for corporate revitalization: Mizuho Bank + Mizuho Project

(Earnings)		(Billions of yen)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	350.9	440.2
Credit-related Costs (Note 7)	91.0	100.0
Gains (Losses) related to Stocks	37.1	0.0
Losses on Devaluation of Stocks	-3.4	0.0
Ordinary Profits	152.2	301.0
Net Income	12.1	160.2

Note: Credit-related Costs = Provision for General Reserve for Possible Losses on Loans + Expenses related to Portfolio Problems + Reversal of Reserves for Possible Losses on Loans, etc. included in Extraordinary Gains

Figure 1-4 Earnings Trend and Plan [Mizuho Corporate Bank]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size) (Assets, Liabilities: Average balance, Shareholders' Equity: Year end balance					(Billions of yen)
Total Assets	55,206.1	54,780.0	55,960.0	56,910.0	57,790.0
Loans and Bills Discounted	23,736.5	24,920.0	26,300.0	26,980.0	27,620.0
Securities	16,166.7	14,380.0	13,830.0	13,870.0	14,020.0
Trading Assets	2,344.7	2,360.0	2,360.0	2,360.0	2,360.0
Deferred Tax Assets (Year end balance)	357.4	377.2	247.1	98.7	-
Total Liabilities	53,442.8	52,170.0	53,170.0	54,020.0	54,770.0
Deposits and NCDs	22,229.7	22,000.0	22,000.0	22,000.0	22,000.0
Debentures	6,140.7	5,090.0	4,210.0	3,650.0	3,410.0
Trading Liabilities	1,543.2	1,740.0	1,740.0	1,740.0	1,740.0
Deferred Tax Liabilities (Year end balance)	-	-	-	-	63.3
Deferred Tax Liabilities for Revaluation Reserve for Land (Year end balance)	29.9	29.9	29.9	29.9	29.9
Total Shareholders' Equity	2,480.1	2,746.7	2,832.1	2,953.0	3,092.8
Capital Stock	1,070.9	1,070.9	1,070.9	1,070.9	1,070.9
Capital Reserve	258.2	285.3	285.3	285.3	285.3
Other Capital Surplus	-	-	-	-	-
Legal Earned Reserve	2.5	4.9	30.5	56.2	81.8
Retained Earnings (Note 1)	678.2	1,133.0	1,210.6	1,305.9	1,420.1
Revaluation Reserve for Land, net of Taxes	43.6	43.6	43.6	43.6	43.6
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	426.5	208.9	191.1	191.1	191.1
Treasury Stock	-	-	-	-	-
(Earnings)					
Gross Profits	550.7	728.7	637.5	682.9	715.4
Interest Income (Note 2)	705.6	890.7	876.1	979.8	1,010.9
Interest Expenses (excluding funding costs of Money Trusts)	349.1	428.1	532.0	608.3	618.3
Net Fee and Commission Income	99.2	144.2	159.7	179.6	188.0
Net Trading Income	15.7	50.5	56.5	62.4	67.3
Net Other Operating Income	79.2	71.4	77.2	69.4	67.5
Net Gains (Losses) related to Bonds	31.7	30.9	30.6	16.0	10.6
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	348.0	513.4	411.7	460.3	492.8
Net Business Profits	415.8	513.4	411.7	460.3	492.8
Provision for General Reserve for Possible Losses on Loans	-67.8	-	-	-	-
General and Administrative Expenses	202.7	215.3	225.8	222.6	222.6
Personnel Expenses	67.6	74.6	80.8	83.4	83.4
Non-personnel Expenses	122.9	130.0	133.5	127.7	127.7
Expenses related to Portfolio Problems	204.7	57.5	60.0	60.0	60.0
Net Gains (Losses) related to Stocks	122.3	32.6	41.0	15.0	15.0
Losses on Devaluation of Stocks	-12.7	-	-	-	-
Ordinary Profits	188.1	465.3	375.5	399.4	431.9
Extraordinary Gains	234.8	0.0	0.0	0.0	0.0
Extraordinary Losses	19.7	2.0	2.0	2.0	2.0
Income Taxes: Current	-21.2	129.2	142.2	148.4	162.0
Income Taxes: Deferred	128.0				
Net Income	296.3	334.1	231.3	249.0	267.9
(Dividends)					(Billions of yen, Yen, %)
Distributable Earnings	492.0	871.0	935.6	1,015.1	1,110.2
Total Cash Dividends (including Interim Dividends)	12.2	128.1	128.1	128.1	128.1
Dividends to Common Stocks	-	-	-	-	-
Dividends to Preferred Stocks (Public Funds)	-	-	-	-	-
Dividends to Preferred Stocks (Private Funds)	-	-	-	-	-
Dividend per Share (Common Stock)	-	8,500	8,500	8,500	8,500
Dividend Rate (Preferred Stock of Public Funds)	-	-	-	-	-
Dividend Rate (Preferred Stock of Private Funds)	-	-	-	-	-
Dividend Payout Ratio (Note 3)	4.1	38.3	55.4	51.4	47.8
(Managerial Indicators)					
Return on Interest-earning Assets (A)	1.51	1.91	1.82	2.00	2.02
Return on Loans and Bills Discounted (B)	1.51	1.69	1.95	2.14	2.15
Return on Securities	1.50	2.65	1.95	2.17	2.25
Cost of Funding (C)	1.14	1.36	1.58	1.70	1.70
Cost of Deposits (including NCDs) (D)	0.47	0.69	0.94	1.06	1.07
Expense Ratio (E)	0.67	0.76	0.82	0.83	0.84
Personnel Expense Ratio	0.22	0.26	0.30	0.31	0.32
Non-personnel Expense Ratio	0.41	0.46	0.49	0.47	0.48
Net Interest Margin (A)- (C)	0.36	0.55	0.24	0.30	0.32
Loan and Deposit Rate Margin (including Expenses)	0.24	0.21	0.21	0.29	0.27
Ratio of Non-interest Income to Gross Profits (Note 4)	35.2	36.5	46.0	45.6	45.1
OHR (G&A Expenses / Gross Profits)	36.8	29.5	35.4	32.6	31.1
ROE (Note 5)	15.0	19.6	14.8	15.9	16.3
ROA (Note 6)	0.66	0.99	0.78	0.86	0.90

Note 1: Retained Earnings excluding Legal Earned Reserve

Note 2: The plan for FY2005 includes dividends from financial subsidiaries for corporate revitalization.

Note 3: Total Cash Dividends / Net Income

Note 4: (Gross Profits - Net Interest Income) / Gross Profits

Note 5: Net Business Profits before Provision for General Reserve for Possible Losses on Loans / Shareholders' Equity (Average balance)

Note 6: Net Business Profits before Provision for General Reserve/ (Total Assets - Customers' Liabilities for Acceptances and Guarantees) (Average balance)

[Aggregate figures of financial subsidiaries for corporate revitalization: Mizuho Corporate Bank + Mizuho Corporate + Mizuho Globa

(Earnings)		(Billions of yen)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	372.2	522.0
Credit-related Costs	-61.3	40.0
Gains (Losses) related to Stocks	147.8	33.6
Losses on Devaluation of Stocks	-42.4	—
Ordinary Profits	228.6	492.4
Net Income	546.1	361.2

Figure 1-5 Earnings Trend and Plan [Mizuho Trust & Banking]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size) (Assets, Liabilities: Average balance (Banking), Shareholders' Equity: Year end balance					(Billions of yen)
Total Assets	5,536.0	5,610.0	5,720.0	5,920.0	5,920.0
Total Liabilities	5,221.2	5,290.0	5,380.0	5,540.0	5,510.0
Total Shareholders' Equity	372.7	361.8	389.6	424.2	466.4
Capital Stock	247.2	247.2	247.2	247.2	247.2
Capital Reserve	12.2	12.2	12.2	12.2	12.2
Other Capital Surplus	0.0	0.0	0.0	0.0	0.0
Legal Earned Reserve	1.6	3.2	4.9	6.5	8.1
Retained Earnings (Note 1)	51.1	68.0	94.2	127.1	167.7
Revaluation Reserve for Land, net of Taxes	-	-	-	-	-
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	60.6	31.1	31.1	31.1	31.1
Treasury Stock	-0.0	-0.0	-0.0	-0.0	-0.0
(Earnings)					
Gross Profits (After Credit Costs for Trust Accounts)	142.3	151.4	161.6	178.2	178.7
Trust & Asset Management	81.6	87.4	92.3	99.2	99.7
Banking	60.6	64.0	69.3	78.9	79.0
Credit Costs for Trust Accounts	2.7	0.7	0.3	0.2	0.2
Net Business Profits before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts	74.4	73.6	79.0	90.0	90.5
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	71.6	72.9	78.6	89.7	90.2
Net Business Profits	70.4	70.4	79.0	90.6	90.8
Provision for General Reserve for Possible Losses on Loans	1.2	2.5	-0.3	-0.8	-0.5
General and Administrative Expenses	70.6	78.5	83.0	88.5	88.5
Personnel Expenses	27.1	30.5	32.5	35.5	36.0
Non-personnel Expenses	40.8	45.2	47.2	49.7	49.2
Expenses related to Portfolio Problems	17.4	8.3	9.0	9.0	8.8
Net Gains (Losses) related to Stocks	8.7	4.0	0.0	0.0	0.0
Losses on Devaluation of Stocks	-1.6	-	-	-	-
Ordinary Profits	50.4	59.1	60.7	71.8	72.3
Extraordinary Gains	4.3	0.2	0.2	0.2	0.2
Extraordinary Losses	2.6	2.3	0.0	0.0	0.0
Income Taxes: Current	0.0	23.2	24.8	29.2	22.1
Income Taxes: Deferred	21.1				
Net Income	30.9	33.8	36.0	42.7	50.3
(Managerial Indicators)					
ROE (Note 2)	21.0	20.1	21.0	22.1	20.3
ROA (Note 3)	1.38	1.34	1.40	1.54	1.55

Note 1: Retained Earnings excluding Legal Earned Reserve

Note 2: (Net Business Profits before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts) / Shareholders' Equity (Average Balance)

Note 3: (Net Business Profits before Provision for General Reserve for Possible Losses on Loans and Credit Costs for Trust Accounts) / (Total Assets - Customer's Liabilities for Acceptances and Guarantees) (Average Balance)

[Aggregate figures of financial subsidiary for corporate revitalization: Mizuho Trust & Banking + Mizuho Asset]

(Earnings) (Billions of yen)

Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	76.8	74.0
Credit-related Costs (Note 7)	31.6	12.0
Gains (Losses) related to Stocks	8.7	4.0
Losses on Devaluation of Stocks	-1.6	—
Ordinary Profits	37.2	59.1
Net Income	24.2	33.8

Note: Credit-related Costs = Provision for General Reserve for Possible Losses on Loans + Expenses related to Portfolio Problems + Reversal of Reserves for Possible Losses on Loans, etc. included in Extraordinary Gains + Credit Costs for Trust Accounts

Figure 1-6 Earnings Trend and Plan [Mizuho Securities]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Size)					(Billions of yen)
Total Shareholders' Equity	368.8	384.1	404.2	432.0	461.4
Common Stock	195.1	195.1	195.1	195.1	195.1
Capital Surplus	125.2	125.2	125.2	125.2	125.2
Legal Earned Reserve	0.8	0.8	0.8	0.8	0.8
Retained Earnings	33.1	48.7	68.8	96.6	126.0
(Earnings)					
Net Operating Revenues	93.4	109.0	125.2	149.0	163.6
Commission	49.1	51.9	58.3	66.6	73.1
Trading Profits and Net Financial Income & Expenses	43.5	57.1	66.9	82.3	90.4
Selling, General and Administrative Expenses	52.8	62.4	69.2	79.7	91.5
Personnel Expenses	24.1	28.1	32.4	37.2	43.0
Non-personnel Expenses	28.7	34.3	36.7	42.5	48.5
Operating Profits	40.5	46.6	56.0	69.2	72.0
Ordinary Profits	40.0	46.6	56.0	69.2	72.0
Non-ordinary Profits	0.2	-	-	-	-
Non-ordinary Losses	0.6	0.5	0.6	0.8	0.9
Income Taxes	15.4	18.8	22.5	27.8	28.9
Net Income	24.1	27.3	32.9	40.6	42.2
(Managerial Indicators)					(%)
ROE(Operating Profits / Shareholders' Equity) (Note 1)	10.9	12.1	13.9	16.0	15.6
Capital Adequacy Ratio	395.3	400	350	300	300

Note: Shareholders' Equities in ROE were year end balance.

Figure 1-7 Net Income
[Aggregate figures of Mizuho Bank + Mizuho Corporate Bank + Mizuho Trust & Banking + Mizuho Securities]

(Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Mizuho Bank	22.1	157.2	228.1	287.2	304.5
Mizuho Corporate Bank	296.3	334.1	231.3	249.0	267.9
Mizuho Trust & Banking	30.9	33.8	36.0	42.7	50.3
Mizuho Securities	24.1	27.3	32.9	40.6	42.2
Total	373.4	552.4	528.3	619.5	664.9

Figure 1-8 Earnings Trend [Consolidated]

	FY2003 Actual	FY2004 Actual	FY2005 Plan	Remarks
(Size) (Assets, Liabilities and Shareholders' Equity: Year end balance)				(Billions of yen)
Total Assets	137,750.0	143,076.2		
Loans and Bills Discounted	66,205.8	62,917.3		
Securities	32,071.6	36,047.0		
Trading Assets	8,016.5	11,047.6		
Deferred Tax Assets (Year end balance)	1,361.7	1,036.9		
Minority Interests	1,036.1	1,128.3		
Total Liabilities	133,069.5	138,042.1		
Deposits and NCDs	77,487.4	80,368.0		
Debentures	9,459.5	7,795.0		
Trading Liabilities	6,070.8	7,942.7		
Deferred Tax Liabilities (Year end balance)	28.7	34.0		
Deferred Tax Liabilities for Revaluation Reserve for Land (Year end balance)	158.4	135.9		
Total Shareholders' Equity	3,644.3	3,905.7		
Common Stock and Preferred Stock	1,540.9	1,540.9		
Capital Surplus	1,262.5	1,022.5		
Retained Earnings	462.5	1,048.5		
Revaluation Reserve for Land, net of Taxes	231.7	198.9		
Net Unrealized Gains on Other Securities, net of Taxes	392.7	538.0		
Foreign Currency Translation Adjustments	-112.0	-48.7		
Treasury Stock	-134.1	-394.5		

(Earnings) (Billions of yen)

	FY2003 Actual	FY2004 Actual	FY2005 Plan	Remarks
Ordinary Income	3,200.6	3,039.1	3,000.0	
Interest Income	1,622.7	1,584.4		
Fiduciary Income	62.0	63.2		
Fee and Commission Income	515.3	566.1		
Trading Income	232.4	165.0		
Other Operating Income	406.4	341.5		
Other Income	361.5	318.8		
Ordinary Expenses	2,304.1	2,381.7	2,140.0	
Interest Expenses	437.7	477.9		
Fee and Commission Expenses	88.7	93.4		
Trading Expenses	0.6	0.0		
Other Operating Expense	199.6	155.7		
General and Administrative Expenses	1,125.9	1,091.3		
Other Expenses	451.4	563.1		
Losses on Write-offs of Loans	209.5	161.4		
Provision for Reserves for Possible Losses on Loans	65.4	(Note)		
Provision for General Reserve for Possible Losses on Loans	-156.7	-340.3		
Provision for Specific Reserve for Possible Losses on Loans	229.3	(202.6)		
Ordinary Profits	896.4	657.4	860.0	
Extraordinary Gains	142.3	416.4		
Extraordinary Losses	157.5	130.8		
Income before Income Taxes and Minority Interests	881.2	943.0		
Income Taxes: Current	28.0	41.0		
Income Taxes: Deferred	387.8	235.2		
Minority Interests in Net Income	58.3	60.6		
Net Income	406.9	627.3	500.0	

(Note) Reversal of Reserves for Possible Losses is in Extraordinary Gains

Figure 2 Changes of Capital Adequacy Ratio

[Mizuho Financial Group (Consolidated, BIS Capital Ratio)] (Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Capital Stock (Note 1)	1,540.9	1,540.9	1,540.9	1,540.9	1,540.9
Non-accumulative Perpetual Preferred Stock	-	-	-	-	-
Capital Surplus	1,022.5	789.6	789.6	789.6	789.6
Retained Earnings	972.5	1,367.5	1,850.5	2,423.5	3,027.6
Minority Interests in Consolidated Subsidiaries	1,079.2	1,079.2	1,079.2	1,079.2	1,079.2
Preferred Stock Issued by Overseas SPCs	927.9	927.9	927.9	927.9	927.9
Unrealized Losses on Other Securities	-	-	-	-	-
Treasury Stock	-394.5	-134.5	-134.5	-134.5	-134.5
Foreign Currency Translation Adjustments	-48.6	-48.6	-48.6	-48.6	-48.6
Goodwill Equivalent	-	-	-	-	-
Consolidation Differences Equivalent	-	-	-	-	-
Other	-	-	-	-	-
Tier I Total	4,172.0	4,594.1	5,077.1	5,650.1	6,254.2
Deferred Tax Assets Equivalent	(1,002.8)	(928.0)	(619.3)	(268.1)	(16.3)
45% of Unrealized Gains on Securities	426.0	191.6	170.4	187.0	202.6
45% of Revaluation Reserve for Land	150.7	144.6	137.9	131.1	131.1
General Reserve for Possible Losses on Loans	637.3	638.6	638.2	637.4	636.8
Perpetual Subordinated Debt and Other Debt Capital	854.3	934.3	999.3	999.3	999.3
Other	-	-	-	-	-
Upper Tier II Total	2,068.3	1,909.1	1,945.8	1,954.8	1,969.9
Subordinated Debt and Redeemable Preferred Stock	1,888.0	1,887.6	1,952.6	1,952.6	1,952.6
Other	-	-	-	-	-
Lower Tier II Total	1,888.0	1,887.6	1,952.6	1,952.6	1,952.6
Tier II Total	3,956.4	3,796.7	3,898.4	3,907.4	3,922.5
Amount included in Capital	(3,956.4)	(3,796.7)	(3,898.4)	(3,907.4)	(3,922.5)
Tier III	-	-	-	-	-
Deductions	-108.2	-108.2	-108.2	-108.2	-108.2
Total Capital	8,020.2	8,282.6	8,867.3	9,449.3	10,068.5

(Billions of yen)

Risk-adjusted Assets	67,324.9	71,136.8	75,356.8	79,296.8	81,156.8
On-balance Sheet Items	60,702.4	64,506.1	68,726.1	72,666.1	74,526.1
Off-balance Sheet Items	5,689.1	5,701.1	5,701.1	5,701.1	5,701.1
Other (Note 2)	933.4	929.6	929.6	929.6	929.6

(%)

Capital Adequacy Ratio	11.91%	11.64%	11.76%	11.91%	12.40%
Tier I Capital Ratio	6.19%	6.45%	6.73%	7.12%	7.70%

Note 1: Since our Capital Stock cannot be divided among the types of shares, a breakdown of Capital Stock has not been provided.

Note 2: Market risk equivalent divided by 8%

* Although we calculated the above Capital Adequacy Ratio according to the rules in effect at the time of drawing up the Business Revitalization Plan in August 2005, we will apply the new Basel II Accord in calculating our Capital Adequacy Ratio from FY2006. We will announce our Capital Adequacy Ratio under the new accord in our Report on Implementation of the Business Revitalization Plan.

Figure 2 -Reference Changes of Capital Adequacy Ratio

[Mizuho Bank (Consolidated, Domestic Standard)] (Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Capital Stock	650.0	650.0	650.0	650.0	650.0
Non-accumulative Perpetual Preferred Stock	-	-	-	-	-
Capital Surplus	762.3	762.3	762.3	762.3	762.3
Retained Earnings	150.6	256.9	429.3	663.8	911.7
Minority Interests in Consolidated Subsidiaries	281.4	288.4	290.3	292.3	294.3
Preferred Stock Issued by Overseas SPCs	246.7	246.7	246.7	246.7	246.7
Unrealized Losses on Other Securities	0.0	-70.1	-87.1	-50.3	-15.5
Treasury Stock	0.0	0.0	0.0	0.0	0.0
Foreign Currency Translation Adjustments	0.0	0.0	0.0	0.0	0.0
Goodwill Equivalent	0.0	0.0	0.0	0.0	0.0
Consolidation Differences Equivalent	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0
Tier I Total	1,844.3	1,887.5	2,044.8	2,318.1	2,602.8
Deferred Tax Assets Equivalent	(589.8)	(500.4)	(346.7)	(173.1)	(105.4)
45% of Revaluation Reserve for Land	117.5	111.4	104.7	97.9	97.9
General Reserve for Possible Losses on Loans	272.4	272.4	272.4	272.4	272.4
Perpetual Subordinated Debt and Other Debt Capital	459.8	539.9	604.9	604.9	604.9
Other	0	0	0	0	0
Upper Tier II Total	849.8	923.7	982.0	975.2	975.2
Subordinated Debt and Redeemable Preferred Stock	788.7	793.3	858.3	858.3	858.3
Other	-	-	-	-	-
Lower Tier II Total	788.7	793.3	858.3	858.3	858.3
Tier II Total	1,638.5	1,717.0	1,840.3	1,833.5	1,833.5
Amount included in Capital	(1,562.1)	(1,650.0)	(1,787.1)	(1,791.3)	(1,797.0)
Tier III	0	0	0	0	0
Deductions	-26.5	-26.5	-26.5	-26.5	-26.5
Total Capital	3,379.9	3,511.0	3,805.4	4,082.9	4,373.3

(Billions of yen)

Risk-adjusted Assets	31,356.9	32,864.0	35,084.0	36,834.0	37,754.0
On-balance Sheet Items	29,374.6	30,881.7	33,101.7	34,851.7	35,771.7
Off-balance Sheet Items	1,982.3	1,982.3	1,982.3	1,982.3	1,982.3

(%)

Capital Adequacy Ratio	10.77	10.68	10.84	11.08	11.58
Tier I Capital Ratio	5.88	5.74	5.82	6.29	6.89

* Although we calculated the above Capital Adequacy Ratio according to the rules in effect at the time of drawing up the Business Revitalization Plan in August 2005, we will apply the new Basel II Accord in calculating our Capital Adequacy Ratio from FY2006. We will announce our Capital Adequacy Ratio under the new accord in our Report on Implementation of the Business Revitalization Plan.

Figure 2 -Reference Changes of Capital Adequacy Ratio

[Mizuho Bank (Non-consolidated, Domestic Standard)] (Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Capital Stock	650.0	650.0	650.0	650.0	650.0
Non-accumulative Perpetual Preferred Stock	0	0	0	0	0
Capital Surplus	762.3	762.3	762.3	762.3	762.3
Other Capital Surplus	0.0	0.0	0.0	0.0	0.0
Legal Earned Reserve	0.0	0.0	0.0	0.0	0.0
Voluntary Reserve	0.0	0.0	0.0	0.0	0.0
Retained Earnings Carried Forward	222.7	282.3	448.7	674.2	908.1
Other	246.7	246.7	246.7	246.7	246.7
Preferred Stock Issued by Overseas SPCs	246.7	246.7	246.7	246.7	246.7
Unrealized Losses on Other Securities	0.0	-70.1	-87.1	-50.3	-15.5
Treasury Stock	0.0	0.0	0.0	0.0	0.0
Goodwill Equivalent	0.0	0.0	0.0	0.0	0.0
Tier I Total	1,881.9	1,871.2	2,020.6	2,282.9	2,551.6
Deferred Tax Assets Equivalent	(589.0)	(497.5)	(343.8)	(170.2)	(102.5)
45% of Revaluation Reserve for Land	117.5	111.4	104.7	97.9	97.9
45% of General Reserve for Possible Losses on Loans	222.3	228.8	228.8	228.8	228.8
Perpetual Subordinated Debt and Other Debt Capital	459.8	539.9	604.9	604.9	604.9
Other	0	0	0	0	0
Upper Tier II Total	799.8	880.1	938.4	931.6	931.6
Subordinated Debt and Redeemable Preferred Stock	788.7	793.3	858.3	858.3	858.3
Other	0	0	0	0	0
Lower Tier II Total	788.7	793.3	858.3	858.3	858.3
Tier II Total	1,588.5	1,673.4	1,796.7	1,789.9	1,789.9
Amount included in Capital	(1,562.7)	(1,648.6)	(1,785.9)	(1,789.9)	(1,789.9)
Tier III	-	-	-	-	-
Deductions	-24.7	-24.7	-24.7	-24.7	-24.7
Total Capital	3,419.8	3,495.1	3,781.8	4,048.2	4,316.9

(Billions of yen)

Risk-adjusted Assets	31,451.5	32,643.5	34,888.5	36,688.5	37,648.5
On-balance Sheet Items	29,462.3	30,654.4	32,899.4	34,699.4	35,659.4
Off-balance Sheet Items	1,989.1	1,989.1	1,989.1	1,989.1	1,989.1

(%)

Capital Adequacy Ratio	10.87	10.70	10.83	11.03	11.46
Tier I Capital Ratio	5.98	5.73	5.79	6.22	6.77

* Although we calculated the above Capital Adequacy Ratio according to the rules in effect at the time of drawing up the Business Revitalization Plan in August 2005, we will apply the new Basel II Accord in calculating our Capital Adequacy Ratio from FY2006. We will announce our Capital Adequacy Ratio under the new accord in our Report on Implementation of the Business Revitalization Plan.

Figure 2 -Reference Changes of Capital Adequacy Ratio

[Mizuho Corporate Bank (Consolidated, BIS Capital Ratio)] (Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Capital Stock	1,070.9	1,070.9	1,070.9	1,070.9	1,070.9
Non-accumulative Perpetual Preferred Stock	-	-	-	-	-
Capital Surplus	258.2	285.3	285.3	285.3	285.3
Retained Earnings	926.5	1,008.8	1,140.4	1,293.0	1,463.0
Minority Interests in Consolidated Subsidiaries	748.3	748.3	748.3	748.3	748.3
Preferred Stock Issued by Overseas SPCs	681.2	681.2	681.2	681.2	681.2
Unrealized Losses on Other Securities	-	-	-	-	-
Treasury Stock	-	-	-	-	-
Foreign Currency Translation Adjustments	-53.8	-53.8	-53.8	-53.8	-53.8
Goodwill Equivalent	-	-	-	-	-
Consolidation Differences Equivalent	-72.1	-63.1	-54.1	-45.1	-36.1
Other	-	-	-	-	-
Tier I Total	2,878.1	2,996.5	3,137.1	3,298.7	3,477.7
Deferred Tax Assets Equivalent	(341.1)	(360.9)	(230.8)	(82.4)	(－)
45% of Unrealized Gains on Securities	345.2	165.2	151.7	151.7	151.7
45% of Revaluation Reserve for Land	33.1	33.1	33.1	33.1	33.1
General Reserve for Possible Losses on Loans	332.2	332.2	332.2	332.2	332.2
Perpetual Subordinated Debt and Other Debt Capital	371.0	371.0	371.0	371.0	371.0
Other	-	-	-	-	-
Upper Tier II Total	1,081.6	901.4	887.9	887.9	887.9
Subordinated Debt and Redeemable Preferred Stock	979.8	979.8	979.8	979.8	979.8
Other	-	-	-	-	-
Lower Tier II Total	979.8	979.8	979.8	979.8	979.8
Tier II Total	2,061.4	1,881.2	1,867.7	1,867.7	1,867.7
Amount included in Capital	2,061.4	1,881.2	1,867.7	1,867.7	1,867.7
Tier III	-	-	-	-	-
Deductions	-78.7	-78.7	-78.7	-78.7	-78.7
Total Capital	4,860.8	4,798.9	4,926.0	5,087.6	5,266.6

(Billions of yen)

Risk-adjusted Assets	33,183.6	34,890.8	36,790.8	38,880.8	39,820.8
On-balance Sheet Items	28,245.2	29,952.6	31,852.6	33,942.6	34,882.6
Off-balance Sheet Items	4,039.7	4,039.7	4,039.7	4,039.7	4,039.7
Other (Note)	898.5	898.5	898.5	898.5	898.5

(%)

Capital Adequacy Ratio	14.64	13.75	13.38	13.08	13.22
Tier I Capital Ratio	8.67	8.59	8.53	8.48	8.73

Note : Market risk equivalent divided by 8%

* Although we calculated the above Capital Adequacy Ratio according to the rules in effect at the time of drawing up the Business Revitalization Plan in August 2005, we will apply the new Basel II Accord in calculating our Capital Adequacy Ratio from FY2006. We will announce our Capital Adequacy Ratio under the new accord in our Report on Implementation of the Business Revitalization Plan.

Figure 2 -Reference Changes of Capital Adequacy Ratio

[Mizuho Corporate Bank (Non-Consolidated, BIS Capital Ratio)] (Billions of yen)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Capital Stock	1,070.9	1,070.9	1,070.9	1,070.9	1,070.9
Non-accumulative Perpetual Preferred Stock	-	-	-	-	-
Capital Surplus	258.2	285.3	285.3	285.3	285.3
Other Capital Surplus	-	-	-	-	-
Legal Earned Reserve	5.0	30.5	56.2	81.8	107.4
Voluntary Reserve	-	-	-	-	-
Retained Earnings Carried Forward	663.4	979.4	1,056.9	1,152.2	1,266.4
Other	666.9	681.2	681.2	681.2	681.2
Preferred Stock Issued by Overseas SPCs	666.1	681.2	681.2	681.2	681.2
Unrealized Losses on Other Securities	-	-	-	-	-
Treasury Stock	-	-	-	-	-
Goodwill Equivalent	-	-	-	-	-
Tier I Total	2,664.5	3,047.4	3,150.6	3,271.5	3,411.3
Deferred Tax Assets Equivalent	(357.4)	(377.2)	(247.1)	(98.7)	(-)
45% of Unrealized Gains on Securities	323.3	158.4	144.9	144.9	144.9
45% of Revaluation Reserve for Land	33.1	33.1	33.1	33.1	33.1
General Reserve for Possible Losses on Loans	207.7	327.9	327.9	327.9	327.9
Perpetual Subordinated Debt and Other Debt Capital	386.5	386.5	386.5	386.5	386.5
Other	-	-	-	-	-
Upper Tier II Total	950.6	905.9	892.4	892.4	892.4
Subordinated Debt and Redeemable Preferred Stock	988.9	988.9	988.9	988.9	988.9
Other	-	-	-	-	-
Lower Tier II Total	988.9	988.9	988.9	988.9	988.9
Tier II Total	1,939.7	1,894.8	1,881.3	1,881.3	1,881.3
Amount included in Capital	1,939.7	1,894.8	1,881.3	1,881.3	1,881.3
Tier III	-	-	-	-	-
Deductions	-18.6	-18.6	-18.6	-18.6	-18.6
Total Capital	4,585.6	4,923.6	5,013.3	5,134.2	5,274.0

(Billions of yen)

Risk-adjusted Assets	32,375.7	33,322.3	35,118.2	37,120.5	38,060.6
On-balance Sheet Items	28,494.1	29,440.8	31,236.7	33,239.0	34,179.1
Off-balance Sheet Items	3,738.3	3,738.3	3,738.3	3,738.3	3,738.3
Other (Note)	143.2	143.2	143.2	143.2	143.2

(%)

Capital Adequacy Ratio	14.16	14.77	14.27	13.83	13.85
Tier I Capital Ratio	8.23	9.15	8.97	8.81	8.96

Note : Market risk equivalent divided by 8%

* Although we calculated the above Capital Adequacy Ratio according to the rules in effect at the time of drawing up the Business Revitalization Plan in August 2005, we will apply the new Basel II Accord in calculating our Capital Adequacy Ratio from FY2006. We will announce our Capital Adequacy Ratio under the new accord in our Report on Implementation of the Business Revitalization Plan.

Figure 5 Trend and Plan of Net Business Profits in Each Business Segment

Net Business Profits (Actual)

(Billions of yen)

			FY2003	FY2004
		Domestic Banking	784.2	791.1
		Trading	186.8	102.3
	Gross Profits		971.0	893.4
	G&A Expenses		-575.1	-547.1
Mizuho Bank			395.8	346.3
		Domestic Banking	367.9	344.1
		International Banking	65.7	58.2
		Trading	254.8	180.0
	Gross Profits		662.8	550.7
	G&A Expenses		-207.4	-202.7
Mizuho Corporate Bank			455.4	348.0
Mizuho Trust & Banking			68.9	74.4
Mizuho Securities			37.0	40.0
Total (Note 1)			957.1	808.7

Note 1: The figures are the aggregate of: Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) for Mizuho Bank and Mizuho Corporate Bank; Net Business Profits (before Provision for General Reserve for Possible Losses on Loans and before Credit Costs for Trust Accounts) for Mizuho Trust & Banking; and Ordinary Profits for Mizuho Securities.

Net Business Profits (Plan)

(Billions of yen)

▷Global Corporate Group

		FY2005
Mizuho Corporate Bank		522.0
	Domestic Corporate Banking	261.0
	International Banking	42.8
	Trading & Others	218.2
Mizuho Securities		46.6

▷Global Retail Group

Mizuho Bank		440.2
	Retail Banking	97.6
	Corporate Banking	307.8
	Trading & Others	34.8

▷Global Asset & Wealth Management Group

Mizuho Trust & Banking	74.0

Note 2: In line with the formulation of the "Channel to Discovery" Plan, Mizuho's new business strategy, we have reviewed our profit management system (aggregate of financial subsidiaries for corporate revitalization)

Figure 6 Trend and Plan of Restructuring

[Mizuho Financial Group + Mizuho Holdings + Mizuho Bank + Mizuho Corporate Bank]

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Number of Directors and Employees)					
Member of Board of Directors and Corporate Auditors	37	30	30	30	30
Member of Board of Directors	24(4)	21(3)	21(3)	21(3)	21(3)
Corporate Auditors	13(3)	9(3)	9(3)	9(3)	9(3)
Employees (Note)	22,827	23,161	23,920	24,235	24,235

Note: Includes clerical staffs and administrative staffs. Includes employees temporarily transferred to other companies. Excludes nonregular staff, part-timers and temporary staffs. Figures in parentheses ( ) denote number of part-time directors and corporate auditors.

(Numbers of Domestic Branches and Overseas Branches and Subsidiaries)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Head Office and Domestic Branches (Note 1)	492(424)	391	436	479	479
Overseas Branches (Note 2)	21	24	27	31	31
(Reference) Overseas subsidiaries	19	17	17	17	17

Note 1: Exclude sub-branches, agencies, in-store branches, branches and offices for remittance purposes only, branches and offices to maintain shared ATMs only, Internet branches and pension plan advisory offices. Figures in parentheses ( ) denote number of branches when counting multiple branches operating at the same location as one.

Note 2: Exclude sub-branches or representative offices.

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
(Personnel Expenses)					
Personnel Expenses (Note) (Millions of yen)	222,647	231,100	241,100	246,500	246,500
Salaries and Bonuses (Millions of yen)	201,603	206,700	212,500	214,500	214,500
Average Salary per Month (Thousands of yen)	471	498	490	482	481

Note: As of March 31, 2005, the average age of personnel was 37.7 years.

(Remuneration and Bonuses of Directors)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Remuneration and Bonuses of Directors (Note 1) (Millions of yen)	605	690	700	700	700
Remuneration (Millions of yen)	605	690	700	700	700
Bonuses (Millions of yen)	0	0	0	0	0
Average Remuneration and Bonus for (full-time) Directors (Millions of yen)	18	22	25	25	25
Average Retirement Benefits for Directors (Note 2) (Millions of yen)	52	15	60	60	60

Note 1: Aggregate of personnel expenses and appropriation of retained earnings. Also includes portion of employee salary if also serves as an employee.

Note 2: The target figures for Average Retirement Benefits for Directors are projected figures based on the assumption that there will be a certain number of retirements.

(Non-personnel Expenses)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Non-personnel Expenses (Note 1) (Millions of yen)	486,014	470,800	461,700	451,300	451,300
IT related Expenses (Millions of yen)	199,347	179,400	188,300	189,600	189,600
Excluding IT related Expenses (Note 2) (Millions of yen)	286,667	291,400	273,400	261,700	261,700

Note 1: Figures include leases, etc.

Note 2: The equivalent of personnel and non-personnel expenses of the holding company are deducted from the Group management fees which are paid by Mizuho Bank and Mizuho Corporate Bank to the holding company.

(Personnel + Non-personnel Expenses)

	FY2004 Actual	FY2005 Plan	FY2006 Plan	FY2007 Plan	FY2008 Plan
Personnel + Non-personnel (Millions of yen)	708,662	701,900	702,800	697,800	697,800
(Total Expenses)					
Total Expenses (Reference) (Millions of yen)	757,780	749,200	749,200	744,200	744,200

Figure 10 Changes in Balance of Loans and Bills Discounted
[Mizuho Bank + Mizuho Corporate Bank + Mizuho Project + Mizuho Corporate + Mizuho Global]

(Balance) (Billions of yen)

		FY2004 Actual (A)	FY2005 Plan (B)
Domestic Loans	including impact loans	55,165.4	56,365.4
	excluding impact loans	54,722.0	55,922.0
Loans to SMEs (Note)	including impact loans	20,031.7	19,606.7
	excluding impact loans	19,881.0	19,456.0
Loans guaranteed by guarantee corporations		837.0	677.0
Loans to individuals (excluding business loans)		10,989.1	11,729.1
Housing loans		10,499.4	10,969.4
Other loans		24,144.6	25,029.6
Overseas Loans		4,145.8	4,645.8
Total		59,311.2	61,011.2

Note: Loans to SMEs are loans to corporate entities that have a capital or investment not exceeding JPY 300Mn (or JPY 100Mn if in the wholesale industry, or JPY 50Mn if in the retail, food service or services industries), and that have a regular number of employees of no more than 300 persons (or 100 for wholesale and services industries, or 50 for retail and food services industries). This does not include loans to Mizuho's consolidated subsidiaries and affiliates accounted for by the equity method.

(Excluding Special Factors)

(Billions of yen)

		FY2004 Actual	FY2005 Plan (B)-(A)+(C)
Domestic Loans	including impact loans	-1,857.0	1,920.0
	excluding impact loans	-1,807.0	1,920.0
Loans to SMEs	including impact loans	-275.9	10.0
	excluding impact loans	-284.6	10.0

(Special Factors excluded (excluding impact loans))

Figures in parentheses ( ), are loans to SMEs (Billions of yen)

	FY2004 plan (C)	
Disposal of Non Performing Loans		( )
Write-offs of Loans (Note 1)		( )
Partial Direct Write-offs (Note 2)		( )
Losses from the sale to collaborative banks, etc. (Note 3)		( )
Losses from the sale of NPLs to other institutions		( )
Others (Note 4)		( )
Securitization (Note 5)		( )
Private Placement, etc. (Note 6)		( )
Subsidiaries, etc. (Note 7)		( )
Total	720.0	(435.0)

Note 1: Amounts written off which are allowed to be tax deductible (Basic circular on corporate taxation 9-6-1, 9-6-2, 9-4-1, 9-4-2).

Note 2: Amounts of partial direct write-offs.

Note 3: Amounts of claims sold to collaborative banks as defined in Article 53 of the Law concerning Urgent Measures for Early Stabilization of Financial Function.

Note 4: Amounts by which the balance is reduced via other ways of disposing non-performing loans.

Note 5: Amounts of the securitization of mostly normal claims.

Note 6: Amounts derived from offering credit, similar to lending, from the underwriting of private placement, etc.

Note 7: Loans to consolidated subsidiaries and affiliates accounted for by the equity method, which are provided to facilitate in the offering of credit to SMEs.

Figure 11 Plan of Earnings [Aggregate of Mizuho Bank + Mizuho Corporate Bank]

(Earnings: Net Business Profits Before Provision for General Reserve for Possible Loses on Loa

(Billions of yen)

	FY2004	FY2005	FY2006	FY2007	FY2008
Main Scenario (A)	694.3	952.5	935.9	1,089.4	1,154.1
Optimistic Scenario (B)	—	986.8	1,041.5	1,194.3	1,278.0
Variance (B) - (A)	—	34.3	105.6	104.9	123.9
Pessimistic Scenario (C)	—	918.2	830.3	984.5	1,030.2
Variance (C) - (A)	—	-34.3	-105.6	-104.9	-123.9

Major prerequisites (Main Scenario)

	FY2004	FY2005	FY2006	FY2007	FY2008
Interest rate on O/N Call Loan (Unsecured)	0.001%	0.001%	0.20%	0.40%	0.40%
10-year JGB	1.3%	1.5%	1.8%	2.0%	2.0%

* The interest rate for FY2004 is as of March, The interest rate for FY2005 and in subsequent years is average of each period.

[Main Scenario]

- Economy breaks away from deflationary forces in FY2006 due to economic recovery. The zero interest rate policy is absolved in the middle of FY2006.
- It is assumed that the balance of loans will begin to increase with the expansion in the demand for funds on the back of the economic recovery.
- It is assumed that Fee and Commission Income will grow in line with the economic recovery.

[Optimistic Scenario]

- Economic recovery is clear. The zero interest rate policy is absolved in early FY2006.
- The increasing balance of loans accelerates due to the expansion in the demand for funds on the back of the .economic recovery.
- It is assumed that the growth in Fee and Commission Income will be greater than that in the Main

[Pessimistic Scenario]

- The economic recession will continue, and the zero interest rate policy will not be absolved until early FY2007.
- It is assumed that the growth in the balance of loans will be restricted to about half of that in the Main Scenario.
- It is assumed that, during the economic recession, the growth in Fee and Commission will be

(Figure13) Disclosed Claims under the Financial Reconstruction Law (FRL)

[Aggregated figures of Mizuho Bank, Mizuho Corporate Bank, Mizuho Project, Mizuho Corporate and Mizuho Glo

(Billions of yen)

	Mar. 2004 Actual (Non-Consolidated)	Mar. 2004 Actual (Consolidated)	Mar. 2005 Actual (Non-Consolidated)	Mar. 2005 Actual (Consolidated)
Claims against Bankrupt and Substantially Bankrupt Obligors	415.5	447.3	191.5	235.2
Claims with Collection Risk	1,000.3	1,021.3	747.9	764.9
Claims for Special Attention	1,583.8	1,596.4	444.4	446.0
Sub total	2,999.7	3,065.2	1,383.9	1,446.1
Normal Claims	65,518.7	64,829.8	63,795.7	63,574.4
Total	68,518.5	67,895.1	65,179.7	65,020.6

*Consolidated: aggregate figures of Mizuho Bank (Consolidated) and Mizuho Corporate Bank (Consolidated)

Status of Reserves for Possible Losses on Loans

(Billions of yen)

	Mar. 2004 Actual (Non-Consolidated)	Mar. 2004 Actual (Consolidated)	Mar. 2005 Actual (Non-Consolidated)	Mar. 2005 Actual (Consolidated)
General Reserve for Possible Losses on Loans	1,064.0	1,175.8	556.9	637.3
Specific Reserves for Possible Losses on Loans	525.4	666.2	370.0	503.9
Reserve for Possible Losses on Loans to Restructuring Countries	7.7	8.4	4.9	5.5
Reserves for Possible Losses on Loans	1,597.2	1,850.5	931.9	1,146.7
Total	1,597.2	1,850.5	931.9	1,146.7

(Figure 14) Non-Accrual, Past Due & Restructured Loans

[Aggregated figures of Mizuho Bank, Mizuho Corporate Bank, Mizuho Project, Mizuho Corporate and Mizuho Global]

(Billions of yen, %)

	Mar. 2004 Actual (Non-Consolidated)	Mar. 2004 Actual (Consolidated)	Mar. 2005 Actual (Non-Consolidated)	Mar. 2005 Actual (Consolidated)
Loans to Bankrupt Obligors (A)	163.3	177.8	81.0	89.7
Non-Accrual Delinquent Loans (B)	1,182.7	1,284.0	826.5	971.8
Loans Past Due for 3 Months or More (C)	24.2	24.9	27.3	27.7
Restructured Loans (D)	1,559.6	1,694.2	417.0	448.5
Loans which Stated Interest Reduced or Exempted (1)				
Loans which Interest Payment Deferred (2)				
Loans to Supported Obligors (3)				
Loans which Maturity Dates Extended (4)				
Others (5)				
Total (E)=(A)+(B)+(C)+(D)	2,929.9	3,181.1	1,352.0	1,537.9
Amount of Partial Direct Write-offs	1,073.6	1,353.2	775.0	1,015.4
Ratio: (E)/Total Loans	4.65	4.80	2.27	2.44

(Figure 15) Details of Expenses related to Portfolio Problems

[Aggregate figures of Mizuho Bank, Mizuho Corporate Bank, Mizuho Project, Mizuho Corporate and Mizuho Global]

(Non-Consolidated) (Billions of yen)

	Non-Consolidated		
	FY2003 (Actual)	FY2004 (Actual)*	FY2005 (Plan)
Expenses related to Portfolio Problems (A)	350.4	353.7	
Provision for Specific Reserve for Possible Losses on Loans	178.8	140.8	
Losses on Write-offs of Loans, etc. (C)	188.2	207.1	
Losses on Write-offs of Loans	144.1	142.6	
Losses on Sales of Loans to CCPC	0.7	0.0	
Losses on Sales of Loans to RCC**	4.0	2.3	
Other Losses on Sales of Loans	20.3	57.3	
Losses on renunciation of claims	19.0	4.7	
Provision for Reserve for Possible Losses on Loan Sold	-9.4	8.5	
Provision for Reserve for Possible Losses on Support of Specific Borrowers	0.0	0.0	
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	-7.1	-2.8	
Provision for General Reserve for Possible Losses on Loans (B)	-129.1	-324.0	
Total (A)+(B)	221.2	29.6	140.0

(Reference)

Losses on Write-offs of Loans offset by Reversal of Reserve for Possible Losses on Loans (D)	240.1	358.4	
Gross Losses on Write-offs of Loans, etc. (C)+(D)	428.3	565.6	

*Reversal of Reserves, etc. included in Extraordinary Gains is reclassified

(Consolidated) (Billions of yen)

	Consolidated		
	FY2003 (Actual)	FY2004 (Actual)	FY2005 (Plan)
Expenses related to Portfolio Problems (A)	449.6	431.5	
Provision for Specific Reserve for Possible Losses on Loans	229.3	202.6	
Losses on Write-offs of Loans, etc. (D)	237.3	231.9	
Losses on Write-offs of Loans	209.5	161.4	
Losses on Sales of Loans to CCPC	0.7	0.0	
Losses on Sales of Loans to RCC**	4.0	2.3	
Other Losses on Sales of Loans	20.4	63.3	
Losses on renunciation of claims	2.7	4.7	
Provision for Reserve for Possible Losses on Loan Sold	-9.8	—	
Provision for Reserve for Possible Losses on Support of Specific Borrowers	—	—	
Provision for Reserve for Possible Losses on Loans to Restructuring Countries	-7.2	-3.0	
Provision for General Reserve for Possible Losses on Loans (B)	-156.7	-340.3	
Credit Costs for Trust Accounts (C)	5.9	2.7	
Total (A)+(B)+(C)	298.8	93.9	180.0

(Reference)

Losses on Write-offs of Loans offset by Reversal of Reserve for Possible Losses on Loans (E)			
Gross Losses on Write-offs of Loans, etc. (D)+(E)			

**Losses due to the sales of loans to the specific bank defined in Article 53 of FRL

(Figure 17) Bankruptcies

[Aggregate figures of Mizuho Bank, Mizuho Corporate Bank, Mizuho Project, Mizuho Corporate and Mizuho Global]

(Number of Bankruptcies, Billions of yen)

Obligor Classifications	Obligor Classification One Year Before the Bankruptcy		Obligor Classification Six Month Before the Bankruptcy	
	Number of Bankruptcies	Exposure	Number of Bankruptcies	Exposure
Normal Obligors	104	35.9	80	31.9
Watch Obligors	79	53.1	66	24.5
Intensive Control Obligors	46	93.0	47	98.4
Substantially Bankrupt Obligors	40	49.9	76	77.2
Total	269	232.1	269	232.1

* Bankruptcies with exposure less than 50 million yen are excluded

** Exposure includes claims to relevant obligors

(Reference) Disclosed Claims under the FRL

(Billions of yen)

	As of Mar. 2005 (Actual)
Claims against Bankrupt and Substantially Bankrupt Obligors	191.5
Claims with Collection Risk	747.9
Claims for Special Attention	444.4
Normal Claims	63,795.7
Total Claims	65,179.7

Figure 18-1: Summary of Unrealized Gains and Losses (Non-consolidated, as of March 31, 2005)

Securities (Billions of yen)

		Balance	Net Unrealized Gains/ Losses	Unrealized Gains	Unrealized Losses
Held to Maturity	Securities (Note 1)	1,459.5	1.2	7.1	5.9
	Bonds	1,170.4	7.1	7.1	-
	Stocks	-	-	-	-
	Other	289.1	-5.9	-	5.9
	Money Trusts	-	-	-	-
Subsidiaries, etc.	Securities (Note 1)	78.7	74.2	74.2	—
	Bonds	-	-	-	-
	Stocks	78.7	74.2	74.2	-
	Other	-	-	-	-
	Money Trusts	-	-	-	-
Other	Securities (Note 1)	29,625.5	833.3	1,059.5	226.1
	Bonds	21,128.1	-76.7	14.3	91.0
	Stocks	3,822.8	943.0	1,005.8	62.8
	Other	4,674.4	-32.9	39.3	72.2
	Money Trusts	0.1	-	-	-

Other (Billions of yen)

	Book Value	Market Value	Net Unrealized	Unrealized Gains	Unrealized Losses
Real Estate held for Business (Note 2)	476.0	253.1	-222.8	1.1	223.9
Other Real Estate	21.3	21.8	0.4	0.4	-
Other Assets (Note 3)	-	-	-	-	-

Note 1: Since only securities which have market prices are included, the balance of Securities in the balance sheet and "balance" stated above do not match.

Note 2: Real Estate held for Business has / has not been revaluated according to the Law Concerning Revaluation of Land (revaluated March 1998)

Note 3: Derivative transactions have not been included in the above tables, as the unrealized gains or losses have been recorded in the Statements of Operations according to financial instrument accounting methods, or hedge accounting methods have been ap

Figure 18-2: Summary of Unrealized Gains and Losses (Consolidated, as of March 31, 2005)

Securities (Billions of yen)

		Balance	Net Unrealized Gains/ Losses	Unrealized Gains	Unrealized Losses
Held to Maturity	Securities (Note 1)	1,459.5	1.2	7.1	5.9
	Bonds	1,170.4	7.1	7.1	-
	Stocks	-	-	-	-
	Other	289.1	-5.9	-	5.9
	Money Trusts	-	-	-	-
Subsidiaries, etc.	Securities (Note 1)	39.4	15.1	15.1	-
	Bonds	-	-	-	-
	Stocks	39.4	15.1	15.1	-
	Other	-	-	-	-
	Money Trusts	-	-	-	-
Other	Securities (Note 1)	31,551.2	996.7	1,232.6	235.9
	Bonds	22,094.0	-76.2	15.8	92.0
	Stocks	4,197.5	1,109.6	1,174.3	64.7
	Other	5,259.6	-36.6	42.3	79.0
	Money Trusts	0.1	-	-	-

Other (Billions of yen)

	Book Value	Market Value	Net Unrealized	Unrealized Gains	Unrealized Losses
Real Estate held for Business (Note 2)	497.3	266.8	-230.5	3.5	234.0
Other Real Estate	21.7	23.1	1.3	1.3	-
Other Assets (Note 3)	-	-	-	-	-

Note 1: Since only securities which have market prices are included, the balance of Securities in the balance sheet and "balance" stated above do not match.

Note 2: Real Estate held for Business has / has not been revaluated according to the Law Concerning Revaluation of Land (revaluated March 1998)

Note 3: Derivative transactions have not been included in the above tables, as the unrealized gains or losses have been recorded in the Statements of Operations according to financial instrument accounting methods, or hedge accounting methods have been applied.
Furthermore, losses relating to contingent liabilities, such as for guarantees of debt, have not been recorded.

Figure 19 Summary of Off-balance Sheet Transactions (Consolidated)

(Billions of yen)

	Contract Amount or Notional Principle		Credit Risk Equivalent Amounts	
	FY2003	FY2004	FY2003	FY2004
Financial Futures Transactions	107,674.2	162,630.3	-	-
Interest Rate Swaps	540,177.8	641,719.7	8,081.8	7,898.5
Currency Swaps	14,224.6	14,873.0	859.9	941.2
Foreign Exchange Forward Transactions	29,351.5	39,209.7	810.9	875.4
Interest Rate Options (Buy)	40,363.4	47,852.3	190.9	186.5
Currency Options (Buy)	9,284.3	11,378.5	457.0	699.5
Other Financial Derivative Products	86,779.9	74,803.8	154.6	324.2
Effect of Reduction in the Credit Risk Equivalent Amount due to Lump-sum Settlement Netting Contracts	-	-	-7,264.0	-7,168.1
Total	827,856.0	992,467.6	3,291.4	3,757.4

Note: The above figures were computed according to BIS capital adequacy guidelines. Listed transactions and transactions with original contractual terms of no more than two weeks were added.

Figure 20 Breakdown of Creditworthiness (as of March 31, 2005)
(Aggregate figures of financial subsidiaries for corporate revitalization)
[Mizuho Bank + Mizuho Corporate Bank + Mizuho Project + Mizuho Corporate + Mizuho Global]

(Billions of yen)

	Counterparties who have a creditworthiness equivalent to at least a BBB or Baa credit rating	Counterparties who have a creditworthiness equivalent to no more than a BB or Ba credit rating	Other	Total
Credit Risk Equivalent Amounts	2,107.1	915.8	0.0	3,022.9
Credit Costs	0.4	4.8	0.0	5.2
Amount of Credit Risk	9.3	17.2	0.0	26.4

Exhibit A-22

MIZUHO Mizuho Financial Group

August 10, 2005

Mizuho Financial Group, Inc.

Determination of Reset Conversion Price of Tenth Series Class X Preferred Shares

Mizuho Financial Group, Inc. ("MHFG") hereby announces that the reset conversion price for Tenth Series Class X Preferred Shares issued by MHFG has been determined as follows, according to the terms and conditions of the Preferred Shares.

1.Reset Conversion Price:	511,000 yen
(Conversion Price before the reset:	454,000 yen)
2.Effective date:	September 1, 2005

(Reference)

Tenth Series Class X Preferred Shares:

Outstanding number (As of August 10, 2005):	140,000 shares
Issue price per share:	1,250,000 yen
Total issue price:	175,000,000,000 yen

This document entitled "Determination of Reset Conversion Price of Tenth Series Class X Preferred Shares" is prepared in order to announce facts relating to MHFG's Tenth Series Class X Preferred Shares and does not constitute a solicitation of investments or any similar act, in or outside of Japan.

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Exhibit A-23

MIZUHO Mizuho Financial Group

August 3, 2005

Mizuho Financial Group, Inc.

Signing of the Memorandum of Understanding with Singapore Economic Development Board

Mizuho Corporate Bank, Ltd. (MHCB: President and CEO, Hiroshi Saito) and Mizuho Bank, Ltd. (MHBK: President & CEO, Seiji Sugiyama) signed a Memorandum of Understanding (MOU) on 2 August 2005 with Singapore Economic Development Board (EDB) to promote Japanese investment in Singapore and the surrounding region.

1.Outline of the MOU

Both organizations agree to:

(1) Cooperate to reach out and lend their support to Japanese companies, which are interested in investing in Singapore and neighboring countries.

(2) Facilitate regular exchange of information on regulatory framework on investment in Japan, Singapore and the Asia Pacific region to foster better understanding.

(3) Jointly organize seminars, networking and information dialogue sessions to promote cross-border investment.

2.Purpose of the MOU

(1) EDB is Singapore's lead agency, responsible for planning and executing strategies to develop Singapore into a global hub for business and investment. EDB has two offices in Japan - Tokyo and Osaka, with the objective of providing support for Japanese companies, which are considering investment to Singapore and the region. In view of that, for Japanese companies interested in investing in Singapore, EDB is the appropriate government agency to approach.

(2) Singapore's status as a business hub and pro-business environment makes Singapore an ideal business launch pad into the region for South-East and South Asia. For companies which are looking to expand their operations in Singapore, Mizuho-EDB partnership can provide the necessary support through information provision and consultation to these companies.

(3) The EDB-Mizuho partnership is in line with Mizuho's overall mission of providing better services to its customers. The MOU will also enable Mizuho to further expand its operations in Singapore, South-East Asia and South Asia.

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Exhibit A-24

Financial Statements

First Quarter FY2005 (Mizuho Financial Group)

Aug 1, 2005

We would like to report the first quarter results of fiscal year 2005 (from April 1, 2005 to June 30, 2005).

First Quarter FY2005 (*) (PDF/260K)

Back to Index of Financial Statements

Mizuho's statements contained in this web site are forward-looking, subject to significant risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially includes, but are not limited to, changes in overall economic conditions, changes in market rates of interest, further declines in the value of equity securities or real estate in Japan, further deterioration of the quality of loans to certain industry sectors in Japan and the effect of new legislation or government directives.

For Immediate Release:

August 1, 2005

Consolidated Financial Information for the First Quarter of Fiscal 2005

Company name:		**Mizuho Financial Group, Inc. ("MHFG")**
Stock code number:		8411
Stock Exchanges:		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Address:		5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative:	Name:	Terunobu Maeda
	Title:	President & CEO
For inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting Department
	Phone:	03-5224-2030

1. Basis for Quarterly Financial Information Preparation

(1) Adoption of Simplified Accounting Methods: **(Yes)/ No**

The Consolidated Balance Sheet, the Consolidated Statement of Operations, and the Consolidated Statement of Capital Surplus and Retained Earnings for the first quarter ("Quarterly Consolidated Financial Statements") were prepared in conformity with the "Policy for Preparation of Quarterly Consolidated Financial Statements" which MHFG established pursuant to the provisions of the "Standards for Preparation of the Interim Consolidated Financial Statements, etc.", and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

○**Accounting for Reserves for Possible Losses on Loans**

(Self-assessment of Assets)

All loans are assessed by business promotion divisions in accordance with the internally established Self-assessment Standard.

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of loans to normal obligors, watch obligors, and intensive control obligors as of June 30, 2005, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with (b) the estimated rate of loss of each obligor classification used in the Financial Statements of Fiscal 2004.

(2) Change of Accounting Methods since the Most Recent Fiscal Year: **(Yes)/ No**

Until the fiscal year ended March 31, 2005, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective this first quarter of Fiscal 2005, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Ordinary Income, Ordinary Profits and Income before Income Taxes and Minority Interests each increased by ¥6,949 million compared with corresponding amounts under the previously applied method.

(3) Change in Scope of Consolidation and Application of the Equity Method since the Most Recent Fiscal Year

Number of newly consolidated subsidiaries:	1	Number of affiliates newly accounted for by the equity method:	-
Number of companies excluded from the scope of consolidation:	1	Number of companies excluded from the subject of equity method:	1

(4) Independent Accountant's Review : **(Yes)/ No**

The Quarterly Consolidated Financial Statements have been reviewed by MHFG's independent accountant, Ernst & Young ShinNihon, which have been prepared in accordance with the "Policy for Preparation of Quarterly Consolidated Financial Statements" set out in 1. (1) above.

2. Financial Highlights for the First Quarter of Fiscal 2005 (from April 1, 2005 to June 30, 2005)

(1) Consolidated Operating Results

Amounts less than one million yen are rounded down.

	Ordinary Income		Ordinary Profits		Net Income	
	¥ million	%	¥ million	%	¥ million	%
1Q F2005	754,989	8.1	233,222	65.1	173,313	15.3
1Q F2004	698,619	-	141,256	-	150,354	-
(Reference) Fiscal 2004	3,039,186	(5.0)	657,459	(26.7)	627,383	54.2

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2005	15,979.83	12,130.28
1Q F2004	13,951.44	9,060.84
(Reference) Fiscal 2004	54,625.61	37,719.13

Notes : 1. Percentage figures in Ordinary Income, Ordinary Profits, and Net Income for Fiscal 2004 represent changes in the respective accounts compared to Fiscal 2003.

2. Equity in Income from Investments in Affiliates: 1Q F2005 ¥2,358 million, 1Q F2004 ¥1,006 million, Fiscal 2004 ¥1,429 million

3. Average Outstanding Shares of Common Stock (consolidated basis): 1Q F2005 10,845,737 shares, 1Q F2004 10,776,972 shares, Fiscal 2004 10,790,947 shares

(2) Consolidated Financial Conditions

	Total Assets	Total Shareholders' Equity	Total Shareholders' Equity to Total Assets	Total Shareholders' Equity per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2005	143,799,300	3,964,250	2.8	139,910.41
1Q F2004	134,959,236	3,671,480	2.7	68,395.76
(Reference) Fiscal 2004	143,076,236	3,905,726	2.7	131,016.16

Note: Outstanding Shares of Common Stock at the End of the Term (consolidated basis) :

As of June 30, 2005 10,845,661 shares, As of June 30, 2004 10,777,729 shares, As of March 31, 2005 10,845,801 shares

3.Consolidated Earnings Estimates for Fiscal 2005 (from April 1, 2005 to March 31, 2006)

Consolidated Earnings Estimates for Fiscal 2005 are as follows :

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
First Half of Fiscal 2005	1,480,000	400,000	270,000
Fiscal 2005	3,000,000	860,000	500,000

*Consolidated Earnings Estimates for First Half of Fiscal 2005 announced in May, 2005 are upwardly revised, mainly due to the good performance of Mizuho Corporate Bank, Ltd. Following an upward revision, consolidated Net Income for First Half of Fiscal 2005 is now estimated to be ¥270,000 million (an increase of ¥50,000 million).

*The Consolidated Earnings Estimates for Fiscal 2005 will be revised, if it may become necessary, in line with the results of First Half of Fiscal 2005 to be announced towards the end of November and included in the announcement.

*The above estimates are forward-looking statements that are based on our current expectations and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain industry sectors and the effect of new legislation or government directives. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

Formulae for indices - Financial Highlights for the First Quarter of Fiscal 2005

○Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1)}}{\text{Average Outstanding Shares of Common Stock (During the Term) (*2)}}$$

○Diluted Net Income per Share of Common Stock

$$\frac{\text{Net Income - Amount Not Available to Common Shareholders (*1) + Adjustments}}{\text{Average Outstanding Shares of Common Stock (During the Term) (*2) + Increasing Shares of Common Stock for Dilutive Securities (*3)}}$$

○Total Shareholders' Equity to Total Assets

$$\frac{\text{Total Shareholders' Equity (Term-end)}}{\text{Total Liabilities + Minority Interests + Total Shareholders' Equity (Term-end)}} \times 100$$

○Shareholders' Equity per Share of Common Stock

$$\frac{\text{Shareholders' Equity (Term-end)} - \text{Deduction from Shareholders' Equity (*4)}}{\text{Outstanding Shares of Common Stock (Term-end) (*2)}}$$

*1 Dividends on Preferred Stock and other.
*2 Treasury Stock is excluded.
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on market price at the beginning of the year.
*4 Issue amount of Preferred Stock, dividends on Preferred Stock and other.

CONSOLIDATED OPERATING RESULTS and FINANCIAL CONDITIONS

1. Operating Results

Consolidated Gross Profits for the first quarter (for the 3 months to June 30, 2005) increased by ¥16.8 billion to ¥475.3 billion in comparison with the corresponding previous quarter.

Net Interest Income decreased by ¥20.1 billion as a result of weaker loan business. Net Fee and Commission Income increased by ¥13.2 billion, continued at a high level, and Net Other Operating Income increased by ¥16.9 billion as a result of favorable Net Gains related to Bonds.

General and Administrative Expenses decreased by ¥6.8 billion to ¥269.0 billion as a result of ongoing cost-cutting measures.

Credit-related Costs decreased by ¥44.2 billion, resulting in a net gain of ¥27.7 billion. This was mainly due to the continuous steady improvement in Mizuho's asset quality. Not only Mizuho Corporate Bank, Ltd. recorded Reversal of Reserves for Possible Losses on Loans again, but also Mizuho Bank, Ltd. accounted for Reversal of Reserves for Possible Losses on Loans resulting mainly from long-awaited improvement in the small and medium enterprise markets.

Net Gains related to Stocks decreased by ¥30.6 billion to ¥36.1 billion.

Equity in Income from Investments in Affiliates increased by ¥1.3 billion to ¥2.3 billion.

After reflecting the above, Ordinary Profits increased by ¥91.9 billion to ¥233.2 billion. Although Net Gains related to Stocks decreased, other gains increased and Expenses related to Portfolio Problems, included in Ordinary Expenses, decreased to a large extent as a result of recording a net gain on Credit-related Costs (Reversal of Reserves for Possible Losses on Loans, etc.)

Net Extraordinary Gains decreased by ¥62.7 billion to ¥25.8 billion. Extraordinary Gains included Reversal of Reserves for Possible Losses on Loans, etc., Extraordinary Losses included Losses on Impairment of Fixed Assets.

Income Taxes increased by ¥3.4 billion to ¥68.1 billion.

Minority Interests increased by ¥2.8 billion to ¥17.5 billion.

As a result of the above, Net Income for the first quarter increased by ¥22.9 billion to ¥173.3 billion.

2. Financial Conditions

Total Assets as of June 30, 2005 increased by ¥8,840.0 billion to ¥143,799.3 billion compared with June 30, 2004. Total Shareholders' Equity increased by ¥292.7 billion to ¥3,964.2 billion.

Looking at the major accounts and their balances, Securities increased by ¥7,086.4 billion to ¥38,002.5 billion, and Loans and Bills Discounted decreased by ¥2,615.7 billion to ¥60,327.4 billion for asset accounts. Deposits increased by ¥2,677.0 billion to ¥68,267.3 billion for liability accounts.

3. Status of Non-performing Loans (NPLs)

The Three Banks' (non-consolidated figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and their financial subsidiaries specializing in corporate revitalization) aggregated outstanding balances of Disclosed Claims under the Financial Reconstruction Law (FRL) decreased by ¥1,529.9 billion to ¥1,458.6 billion compared with June 30, 2004. The NPL ratio decreased by 2.11% to 2.18%, continuing at a low level.

(Attached Documents)

1. Consolidated Balance Sheets

(Millions of yen)

	As of June 30, 2005	As of June 30, 2004	Change	(Reference) As of March 31, 2005
ASSETS				
Cash and Due from Banks	6,520,337	6,044,707	475,630	6,808,965
Call Loans and Bills Purchased	453,922	581,703	(127,781)	397,507
Receivables Under Resale Agreements	6,493,951	5,642,330	851,621	5,004,683
Guarantee Deposit Paid under Securities Borrowing Transactions	7,071,292	7,580,649	(509,357)	8,680,334
Other Debt Purchased	1,130,901	826,999	303,902	1,007,826
Trading Assets	12,025,839	9,579,108	2,446,731	11,047,601
Money Held in Trust	31,442	29,315	2,127	28,679
Securities	38,002,577	30,916,110	7,086,466	36,047,035
Loans and Bills Discounted	60,327,485	62,943,263	(2,615,778)	62,917,336
Foreign Exchange Assets	733,060	671,228	61,831	716,907
Other Assets	5,951,967	5,221,683	730,283	5,577,985
Premises and Equipment	1,011,791	1,134,193	(122,402)	1,028,082
Deferred Debenture Charges	285	346	(61)	303
Deferred Tax Assets	998,031	1,327,926	(329,895)	1,036,907
Customers' Liabilities for Acceptances and Guarantees	4,129,081	4,037,702	91,379	3,928,176
Reserves for Possible Losses on Loans	(1,076,887)	(1,576,261)	499,374	(1,146,797)
Reserve for Possible Losses on Investments	(5,779)	(1,770)	(4,009)	(5,300)
Total Assets	143,799,300	134,959,236	8,840,063	143,076,236
LIABILITIES				
Deposits	68,267,343	65,590,259	2,677,083	69,499,567
Negotiable Certificates of Deposit	7,574,837	8,820,745	(1,245,908)	10,868,491
Debentures	7,517,925	8,927,586	(1,409,661)	7,795,073
Call Money and Bills Sold	9,894,008	7,648,475	2,245,533	8,359,912
Payables under Repurchase Agreements	11,129,705	8,698,244	2,431,461	8,357,544
Guarantee Deposit Received under Securities Lending Transactions	7,811,817	7,090,938	720,879	7,635,035
Commercial Paper	269,600	653,500	(383,900)	1,397,200
Trading Liabilities	8,544,776	7,917,002	627,773	7,942,784
Borrowed Money	2,566,789	1,782,656	784,133	2,634,433
Foreign Exchange Liabilities	387,962	408,397	(20,435)	292,905
Short-term Bonds	1,111,500	80,000	1,031,500	260,300
Bonds and Notes	2,257,134	2,496,329	(239,194)	2,356,972
Due to Trust Account	1,397,678	1,362,394	35,284	1,367,569
Other Liabilities	5,618,567	4,362,149	1,256,417	5,092,621
Reserve for Bonus Payments	6,842	10,197	(3,355)	34,475
Reserve for Employee Retirement Benefits	38,189	33,315	4,874	37,137
Reserve for Contingencies	8,104	133,930	(125,826)	10,108
Reserves under Special Laws	1,948	1,459	488	1,834
Deferred Tax Liabilities	29,736	31,006	(1,270)	34,016
Deferred Tax Liabilities for Revaluation Reserve for Land	133,692	157,242	(23,549)	135,984
Acceptances and Guarantees	4,129,081	4,037,702	91,379	3,928,176
Total Liabilities	138,697,241	130,243,533	8,453,708	138,042,144
MINORITY INTERESTS				
Minority Interests	1,137,807	1,044,221	93,585	1,128,364
SHAREHOLDERS' EQUITY				
Common Stock and Preferred Stock	1,540,965	1,540,965	-	1,540,965
Capital Surplus	1,022,574	1,262,526	(239,951)	1,022,571
Retained Earnings	1,149,314	540,459	608,854	1,048,530
Revaluation Reserve for Land, net of Taxes	195,590	229,948	(34,357)	198,945
Net Unrealized Gains on Other Securities, net of Taxes	500,547	339,178	161,369	538,027
Foreign Currency Translation Adjustments	(50,102)	(107,388)	57,285	(48,757)
Treasury Stock	(394,638)	(134,207)	(260,430)	(394,555)
Total Shareholders' Equity	3,964,250	3,671,480	292,769	3,905,726
Total Liabilities, Minority Interests and Shareholders' Equity	143,799,300	134,959,236	8,840,063	143,076,236

Note : Amounts less than one million yen are rounded down.

2. Consolidated Statements of Operations

(Millions of yen)

	First Quarter of Fiscal 2005	First Quarter of Fiscal 2004	Change	(Reference) Fiscal 2004
Ordinary Income	754,989	698,619	56,369	3,039,186
Interest Income :	424,525	372,703	51,821	1,584,415
Interest on Loans and Bills Discounted	*256,200*	*270,067*	*(13,867)*	*1,065,198*
Interest and Dividends on Securities	*80,450*	*55,436*	*25,014*	*290,665*
Fiduciary Income	15,367	7,404	7,962	63,253
Fee and Commission Income	128,039	119,338	8,701	566,120
Trading Income	30,837	32,048	(1,210)	165,059
Other Operating Income	104,406	90,606	13,799	341,506
Other Income	51,813	76,517	(24,704)	318,830
Ordinary Expenses	521,766	557,363	(35,597)	2,381,726
Interest Expenses :	169,634	97,711	71,923	477,983
Interest on Deposits	*44,991*	*25,957*	*19,034*	*119,202*
Interest on Debentures	*13,768*	*18,985*	*(5,216)*	*68,669*
Fee and Commission Expenses	23,798	28,342	(4,544)	93,492
Other Operating Expenses	34,353	37,458	(3,105)	155,781
General and Administrative Expenses	269,024	275,830	(6,805)	1,091,348
Other Expenses	24,955	118,020	(93,065)	563,121
Ordinary Profits	233,222	141,256	91,966	657,459
Extraordinary Gains	30,895	97,548	(66,652)	416,467
Extraordinary Losses	5,028	8,948	(3,920)	130,868
Income before Income Taxes and Minority Interests	259,090	229,855	29,234	943,059
Income Taxes :				
Current	8,791	10,649	(1,858)	41,045
Refund	-	-	-	21,228
Deferred	59,399	54,072	5,327	235,227
Minority Interests in Net Income	17,585	14,779	2,806	60,630
Net Income	173,313	150,354	22,958	627,383

Note : Amounts less than one million yen are rounded down.

3. Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of yen)

	First Quarter of Fiscal 2005	First Quarter of Fiscal 2004	Change	(Reference) Fiscal 2004
Capital Surplus				
Beginning Balance	1,022,571	1,262,526	(239,954)	1,262,526
Increase	2	-	2	28
Gains on Sale of Treasury Stock	2	-	2	28
Decrease	-	-	-	239,982
Retirement of Treasury Stock	-	-	-	239,971
Decrease of amount corresponding to Gains on Sale of Treasury Stock due to decrease of affiliates under the equity method	-	-	-	11
Ending Balance	1,022,574	1,262,526	(239,951)	1,022,571
Retained Earnings				
Beginning Balance	1,048,530	462,594	585,936	462,594
Increase	176,667	152,145	24,521	660,216
Net Income	173,313	150,354	22,958	627,383
Transfer from Revaluation Reserve for Land, net of Taxes	3,354	1,791	1,563	32,833
Decrease	75,883	74,280	1,602	74,280
Dividends	75,883	74,280	1,602	74,280
Ending Balance	1,149,314	540,459	608,854	1,048,530

Note : Amounts less than one million yen are rounded down.

4. Segment Information

<Segment Information by Type of Business>

First Quarter of Fiscal 2005 (from April 1, 2005 to June 30, 2005) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	601,284	105,138	48,565	754,989	-	754,989
(2) Inter-segment Ordinary Income	9,230	7,003	20,036	36,270	(36,270)	-
Total	610,515	112,142	68,601	791,259	(36,270)	754,989
Ordinary Expenses	411,132	90,232	50,483	551,848	(30,082)	521,766
Ordinary Profits	199,382	21,909	18,118	239,411	(6,188)	233,222

First Quarter of Fiscal 2004 (from April 1, 2004 to June 30, 2004) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	580,301	80,100	38,218	698,619	-	698,619
(2) Inter-segment Ordinary Income	7,662	6,226	22,865	36,754	(36,754)	-
Total	587,963	86,326	61,084	735,374	(36,754)	698,619
Ordinary Expenses	479,165	56,731	51,832	587,729	(30,365)	557,363
Ordinary Profits	108,798	29,595	9,251	147,644	(6,388)	141,256

(Reference) Fiscal 2004 (for the year ended March 31, 2005) (Millions of yen)

	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income						
(1) Ordinary Income from outside customers	2,509,411	344,439	185,334	3,039,186	-	3,039,186
(2) Inter-segment Ordinary Income	13,452	27,139	106,538	147,129	(147,129)	-
Total	2,522,864	371,578	291,872	3,186,315	(147,129)	3,039,186
Ordinary Expenses	2,031,898	264,333	228,229	2,524,461	(142,734)	2,381,726
Ordinary Profits	490,965	107,245	63,643	661,854	(4,394)	657,459

Notes: 1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as is the case for non-financial companies.
2. Major components of Type of Business are as follows:
(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: credit card business, investment advisory business, and other

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2005

MIZUHO

Mizuho Financial Group, Inc.

CONTENTS

Notes:
"CON": Consolidated figures of Mizuho Financial Group, Inc.
"NON (B)": Non-consolidated figures of Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking.
"NON (B&R)": Aggregated figures of the relevant bank and its financial subsidiaries for corporate revitalization.

SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2005

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2005

* Ratios on a consolidated basis are shown for Mizuho Financial Group, Mizuho Bank, Mizuho Corporate Bank, and Mizuho Trust & Banking.

Summary Results for the First Quarter of Fiscal 2005

Mizuho Financial Group entered into a new phase in our management strategies, in which we drew up our new business strategy called the "Channel to Discovery" Plan, and focused on steady improvement in profitability centering on income from Customer Groups.
The results of these efforts are summarized below.

I. Summary of Income Analysis

➢ Consolidated Net Business Profits

- As a result of our efforts to enhance top-line (Gross Profits) growth and to reduce G&A Expenses, Consolidated Net Business Profits for the first quarter of Fiscal 2005 amounted to JPY 211.0 billion, an increase of JPY 20.7 billion compared with the same period of the last fiscal year.
- The results on a business segment basis show that market-related income recovered from the disappointing level in the last fiscal year. In addition, income from Customer Groups steadily increased; an increase in Non-Interest Income centering on fee income from the growing retail and solutions businesses, and a further reduction in G&A Expenses outweighed a decrease in Net Interest Income due to weaker loan businesses.

(JPY Bn)

(Consolidated)	1Q of FY2005	Change from 1Q of FY2004
Consolidated Net Business Profits*	211.0	20.7
Credit-related Costs	27.7	44.2
Net Gains related to Stocks	36.1	-30.6
Ordinary Profits	233.2	91.9
Net Income	173.3	22.9

* Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliated and other consolidation adjustments

➢ Credit-related Costs

- We steadily improved our asset quality as Mizuho Corporate Bank continued to show a gain on reversal in Credit-related Costs and even Mizuho Bank recorded Reversal of Reserves for Possible Losses on Loans mainly to SMEs who had lagged behind in their recovery of business performance. Accordingly, Consolidated Credit-related Costs showed a gain on reversal of JPY 27.7 billion.

(Reference) 3 Banks (JPY Bn)

	1Q of FY2005	Change from 1Q of FY2004
Gross Profits*	524.5	142.0
General and Administrative Expenses (Excluding Non-recurring Losses)	-198.7	10.9
Net Business Profits*	326.2	152.5
Credit-related Costs	29.9	36.2
Net Gains related to Stocks	18.9	-45.8
Ordinary Profits*	310.5	207.4
Net Income*	287.9	130.6

* Includes JPY 120.0 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks and their financial subsidiaries for corporate revitalization.

➢ Consolidated Net Income

- Consolidated Net Income amounted to JPY 173.3 billion, an increase of JPY 22.9 billion compared with the same period of the last fiscal year. This was mainly due to good Consolidated Net Business Profits and a gain on reversal in Credit-related Costs as described above, although Net Gains related to Stocks decreased compared with the same period of the last fiscal year.
- In comparison with our Earnings Estimates released in May 2005, our Consolidated Net Income for this first quarter already reached 34.6% of the full year estimate of JPY 500.0 billion, mainly due to the favorable performance of Mizuho Corporate Bank, which recorded a gain on reversal in Credit-related Costs and Net Gains related to Stocks.
- In light of this increase in profits, we have revised upward our Earnings Estimates of Consolidated Net Income for the first half of Fiscal 2005 to JPY 270.0 billion (an increase of JPY 50.0 billion). With regard to our Earnings Estimates for the full Fiscal 2005, if it may become necessary, we will revise them at the time of our interim financial results announcement scheduled in late November.

(Earnings Estimates for the First Half of Fiscal 2005)

(JPY Bn)

	Previous Estimates	Revised Estimates	Change
Ordinary Income	1,450.0	1,480.0	30.0
Ordinary Profits	380.0	400.0	20.0
Net Income	220.0	270.0	50.0

EPS and ROE

	1Q of FY2005	
		Change from 1Q of FY2004
EPS*1	JPY 12,130	JPY 3,069
ROE*2	17.6%	1.1%

- Both EPS and ROE steadily improved due to the aforementioned increase in profits and the repayment of the public funds of preferred shares in the last fiscal year.

1: Fully diluted EPS: Diluted Net Income for the first quarter per share of common stock

(* Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on market price at the beginning of the term.)

2: ROE: Annualized Net Income / {(Total Shareholders' Equity (Beginning) + Total Shareholders' Equity (Term-End))/2}X 100

(* Net Income for the first quarter of Fiscal 2005 x 365 / 91)

II. Status of Financial Condition

(JPY Bn)

	March 31, 2005	June 30, 2005
BIS Capital Ratio (Consolidated)	11.91%	11.99%
Tier1 Capital Ratio (Consolidated)	6.19%	6.54%
NPL* Balance (3 Banks)	1,495.6	1,458.6
NPL* Ratio (3 Banks)	2.16%	2.18%

* Disclosed Claims under the Financial Reconstruction Law

(JPY Bn)

	March 31, 2005	June 30, 2005
Unrealized Gains on Other Securities*	936.5	920.4
Stocks	1,050.8	940.1
Bonds	-75.9	-30.0
Other	-38.3	10.3

* Other Securities (which have market prices), 3 Banks

- **Consolidated BIS Capital Ratio:** Our BIS Capital Ratio remained at a high level due to the good results in our profits.
- **NPL Ratio:** NPL Ratio remained at a low level due to further reduction in NPLs.
- **Unrealized Gains on Other Securities:** Unrealized Gains on Other Securities remained at a high level partly due to favorable trends in stock and bond markets.

III. Efforts in Enhancing Top-Line Growth

- **Steady Progress on "Channel to Discovery" Plan (released in April 2004)**
  - Started distribution of two separate investment trust products developed by using the expertise of Wachovia group and Wells Fargo group respectively. (July 2005)
  - Released details regarding the reorganization scheme on July 20, 2005.
    - Establishment of the first full-fledged private banking company in Japan, Mizuho Private Wealth Management Co., Ltd. (Scheduled in October 2005)
    - Merger of the financial subsidiaries for corporate revitalization with their respective parent banks in conjunction with the termination of the "Corporate Revitalization Project." (Scheduled in October 2005)
    - Beginning of operations of Mizuho Financial Strategy Co., Ltd., the group's advisory company for financial institutions regarding corporate management and corporate revitalization. (Scheduled in October 2005)

- **Promotion of "Captive Loans" with Orient Corporation (Orico)**
  - Developed a comprehensive strategic business alliance with Orico in July 2004 and promoted Captive Loans. (Mizuho Bank's installment loans for shopping originated through Orico's affiliated merchant network)

    (Reference) Balance of Captive Loans: JPY 237.0 billion, as of June 30, 2005
    (an increase of JPY 51.5 billion compared with March 31, 2005 (+27%))

- **Expansion in Mizuho Mileage Club Card Service**
  - Introduced "Mizuho Mileage Club <Saison>" in April 2005 as a new card brand of "Mizuho Mileage Club (MMC)," which is a key product of our retail banking strategies, based on the comprehensive strategic business alliance between Credit Saison and Mizuho Bank concluded in December 2004.

    (Reference) MMC members: 530 thousand, as of June 30, 2005
    (an increase of 210 thousand members compared with March 31, 2005 (+65%))
  - Reorganization of credit card businesses between Credit Saison and UC Card. (Scheduled in October 2005)

Definition
3 Banks: Aggregated figures for Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking and their financial subsidiaries for corporate revitalization on a non-consolidated basis.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2005

1. Income Analysis

CONSOLIDATED

(Billions of yen)

		First Quarter of Fiscal 2005(A)	First Quarter of Fiscal 2004(B)	Change (A) - (B)	(Reference) Fiscal 2004
Consolidated Gross Profits	1	475.3	458.5	16.8	1,993.0
Net Interest Income	2	254.8	274.9	(20.1)	1,106.4
Fiduciary Income	3	15.3	7.4	7.9	63.2
Credit Costs for Trust Accounts	4	*(0.3)*	*(0.7)*	*0.4*	*(2.7)*
Net Fee and Commission Income	5	104.2	90.9	13.2	472.6
Net Trading Income	6	30.8	32.0	(1.2)	165.0
Net Other Operating Income	7	70.0	53.1	16.9	185.7
General and Administrative Expenses	8	(269.0)	(275.8)	6.8	(1,091.3)
Expenses related to Portfolio Problems	9	(0.9)	(107.4)	106.4	(231.9)
Net Gains related to Stocks *1	10	36.1	66.7	(30.6)	210.3
Equity in Income from Investments in Affiliates	11	2.3	1.0	1.3	1.4
Other	12	(10.6)	(1.8)	(8.8)	(224.1)
Ordinary Profits	13	233.2	141.2	91.9	657.4
Net Extraordinary Gains (Losses)	14	25.8	88.5	(62.7)	285.5
*Reversal of Reserves for Possible Losses on Loans, etc.*2*	15	*29.0*	*91.7*	*(62.6)*	*140.7*
Income before Income Taxes and Minority Interests	16	259.0	229.8	29.2	943.0
Income Taxes	17	(68.1)	(64.7)	(3.4)	(255.0)
Minority Interests in Net Income	18	(17.5)	(14.7)	(2.8)	(60.6)
Net Income	19	173.3	150.3	22.9	627.3

*1 Net Gains related to Stocks include Gains on sales of Stocks of Subsidiaries of ¥12.1billion.

*2 Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans,etc.

Credit-related Costs (including Credit Costs for Trust Accounts)	20	27.7	(16.4)	44.2	(93.9)

* Credit-related Costs [20] = Expenses related to Portfolio Problems [9]+Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]
* Credit-related Costs result in a net gain (including Reversal of Reserves for Possible Losses on Loans,etc.) for the first Quarter of Fiscal 2005.

(Reference)

Consolidated Net Business Profits	21	211.0	190.2	20.7	912.5

* Consolidated Net Business Profits = Consolidated Gross Profits + General and Administrative Expenses (Excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other consolidation adjustments

Number of Consolidated Subsidiaries	22	118	119	(1)	118
Number of Subsidiaries and Affiliates under the Equity Method	23	19	27	(8)	20

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Billions of yen)

		First Quarter of Fiscal 2005				First Quarter of Fiscal 2004 (B)	Change (A) - (B)	(Reference)
		MHBK + Revitalization subsidiary	MHCB + Revitalization subsidiaries	MHTB + Revitalization subsidiary	Aggregated Figures (A)			Fiscal 2004
Gross Profits *1	1	212.1	278.8	33.5	524.5	382.5	142.0	1,626.4
Net Interest Income *1	2	138.4	224.0	10.3	372.8	271.0	101.8	1,028.1
Fiduciary Income	3	-	-	15.2	15.2	7.4	7.8	62.8
Credit Costs for Trust Accounts	4	-	-	*(0.3)*	*(0.3)*	*(0.7)*	*0.4*	*(2.7)*
Net Fee and Commission Income	5	40.7	20.3	5.5	66.7	60.3	6.3	315.1
Net Trading Income	6	(3.2)	6.1	0.4	3.3	(5.4)	8.8	43.8
Net Other Operating Income	7	36.1	28.3	1.8	66.3	49.3	17.0	176.5
General and Administrative Expenses (Excluding Non-recurring Losses)	8	(125.5)	(54.1)	(19.0)	(198.7)	(209.6)	10.9	(829.1)
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) *1,2	9	86.6	224.7	14.8	326.2	173.6	152.5	800.0
Provision for General Reserve for Possible Losses on Loans	10	-	-	-	-	2.8	(2.8)	155.2
Net Business Profits *1	11	86.6	224.7	14.5	325.8	175.7	150.1	952.4
Net Gains (Losses) related to Bonds	12	*0.1*	*24.3*	*1.7*	*26.2*	*(6.0)*	*32.3*	*9.6*
Net Non-recurring Gains (Losses)	13	(26.0)	13.0	(2.3)	(15.3)	(72.6)	57.3	(534.4)
Net Gains related to Stocks	14	3.1	15.5	0.1	18.9	64.7	(45.8)	193.8
Expenses related to Portfolio Problems	15	(4.9)	(0.1)	(0.7)	(5.8)	(119.4)	113.5	(456.6)
Other	16	(24.2)	(2.4)	(1.6)	(28.3)	(18.0)	(10.3)	(271.5)
Ordinary Profits *1	17	60.5	237.7	12.2	310.5	103.0	207.4	418.0
Net Extraordinary Gains (Losses)	18	7.6	25.2	0.1	33.0	109.0	(75.9)	380.2
Reversal of Reserves for Possible Losses on Loans, etc. *3	19	*10.6*	*25.2*	*0.2*	*36.1*	*111.0*	*(74.8)*	*242.9*
Reversal of Reserve for Possible Losses on Investments *3	20	-	-	-	-	*0.0*	*(0.0)*	*0.6*
Income before Income Taxes *1	21	68.1	263.0	12.4	343.6	212.0	131.5	798.2
Income Taxes	22	(26.0)	(24.7)	(4.8)	(55.6)	(54.7)	(0.9)	(215.6)
Net Income *1	23	42.0	238.3	7.5	287.9	157.3	130.6	582.5

*1 Dividends from the revitalization subsidiaries of ¥120.0 billion are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

*2 Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB excluded the amounts of Credit Costs for Trust Accounts ([1] - [4] + [8]).

*3 Note that unlike in previous terms, there is no reclassification for Reversal of Reserves for Possible Losses on Loans,etc. and on Investments.

Credit-related Costs	24	5.6	25.1	(0.8)	29.9	(6.3)	36.2	(61.2)

* Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Provision for General Reserve for Possible Losses on Loans [10]

+ Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

2. Unrealized Gains (Losses) on Securities

CONSOLIDATED

(1) Other Securities (which have market prices)

(Billions of yen)

		As of June 30, 2005				(Reference) As of March 31, 2005			
		Book Value (=Fair Value)	Unrealized Gains/Losses	Gains	Losses	Book Value (=Fair Value)	Unrealized Gains/Losses	Gains	Losses
Mizuho Financial Group (Consolidated)	Other Securities	33,213.8	974.2	1,162.5	188.2	31,551.2	996.7	1,232.6	235.9
	Stocks	4,048.1	991.6	1,088.6	96.9	4,197.5	1,109.6	1,174.3	64.7
	Bonds	22,367.8	(29.6)	17.6	47.2	22,094.0	(76.2)	15.8	92.0
	Other	6,797.9	12.2	56.2	44.0	5,259.6	(36.6)	42.3	79.0

Notes: 1. In addition to "Securities" indicated on the consolidated balance sheet, NCDs in "Cash and Due from Banks" and commercial paper and other securities in "Other Debt Purchased" are also included.
2. Stocks are valued on a mark-to-market basis using the average market price over the month preceding the balance sheet dates; other securities with market prices are valued on a mark-to-market basis at the balance sheet dates.
3. Unrealized Gains include ¥98.2 billion which was recognized in the Statement of Operations as of June 30, 2005 by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have market prices)

(Billions of yen)

	As of June 30, 2005				(Reference) As of March 31, 2005			
	Book Value	Unrealized Gains/Losses	Gains	Losses	Book Value	Unrealized Gains/Losses	Gains	Losses
Mizuho Financial Group (Consolidated)	1,517.9	7.9	10.4	2.5	1,459.5	1.2	7.1	5.9

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(1) Other Securities (which have market prices)

(Billions of yen)

		As of June 30, 2005				As of June 30, 2004				(Reference) As of March 31, 2005			
		Book Value (=Fair Value)	Unrealized Gains/Losses	Gains	Losses	Book Value (=Fair Value)	Unrealized Gains/Losses	Gains	Losses	Book Value (=Fair Value)	Unrealized Gains/Losses	Gains	Losses
Mizuho Bank + Revitalization Subsidiary	Other Securities	16,774.6	116.7	198.1	81.4	12,856.0	(56.3)	177.9	234.3	16,883.6	89.2	200.3	111.0
	Stocks	825.8	156.7	191.0	34.2	768.3	153.6	174.6	21.0	846.5	169.0	192.3	23.2
	Bonds	15,508.5	(30.3)	4.6	35.0	11,601.2	(191.3)	1.6	192.9	15,637.4	(67.2)	4.5	71.8
	Other	440.1	(9.6)	2.4	12.1	486.5	(18.6)	1.6	20.3	399.7	(12.5)	3.4	15.9
Mizuho Corporate Bank + Revitalization Subsidiaries	Other Securities	14,452.7	703.8	801.5	97.6	12,531.1	578.9	736.9	158.0	12,741.8	744.1	859.1	115.0
	Stocks	2,861.6	680.0	739.7	59.7	3,122.2	668.0	708.5	40.5	2,976.3	774.0	813.5	39.5
	Bonds	5,782.2	0.6	11.5	10.8	6,024.3	(65.8)	2.7	68.5	5,490.7	(9.5)	9.7	19.2
	Other	5,808.9	23.2	50.3	27.0	3,384.5	(23.1)	25.6	48.8	4,274.7	(20.4)	35.8	56.3
Mizuho Trust & Banking + Revitalization Subsidiary	Other Securities	1,453.8	99.8	107.4	7.5	1,256.8	78.4	91.0	12.6	1,353.9	103.1	111.6	8.5
	Stocks	300.1	103.3	105.7	2.4	294.4	85.6	88.7	3.0	305.1	107.7	109.5	1.7
	Bonds	917.8	(0.3)	1.0	1.3	703.1	(1.7)	2.0	3.8	825.4	0.8	1.7	0.9
	Other	235.8	(3.1)	0.6	3.7	259.2	(5.4)	0.2	5.7	223.3	(5.4)	0.4	5.8
Total	Other Securities	32,681.2	920.4	1,107.1	186.7	26,644.0	601.0	1,006.0	405.0	30,979.4	936.5	1,171.2	234.7
	Stocks	3,987.6	940.1	1,036.5	96.4	4,184.9	907.2	972.0	64.7	4,127.9	1,050.8	1,115.4	64.5
	Bonds	22,208.6	(30.0)	17.2	47.2	18,328.7	(258.9)	6.4	265.3	21,953.6	(75.9)	16.0	92.0
	Other	6,484.9	10.3	53.4	43.0	4,130.3	(47.3)	27.6	74.9	4,897.8	(38.3)	39.7	78.1

Notes: 1. NCDs, commercial paper and other securities are also included.
2. Stocks are valued on a mark-to-market basis using the average market price over the month preceding the balance sheet dates; other securities with market prices are valued on a mark-to-market basis at the balance sheet dates.
3. Unrealized Gains include ¥98.2 billion which was recognized in the Statement of Operations as of June 30, 2005 by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have market prices)

(Billions of yen)

	As of June 30, 2005				As of June 30, 2004				(Reference) As of March 31, 2005			
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses		
			Gains	Losses			Gains	Losses			Gains	Losses
Mizuho Bank + Revitalization Subsidiary	1,517.9	7.9	10.4	2.5	1,235.9	(2.0)	0.7	2.7	1,459.5	1.2	7.1	5.9
Mizuho Corporate Bank + Revitalization Subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Mizuho Trust & Banking + Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Total	1,517.9	7.9	10.4	2.5	1,235.9	(2.0)	0.7	2.7	1,459.5	1.2	7.1	5.9

(3) Investments in Subsidiaries and Affiliates (which have market prices)

(Billions of yen)

	As of June 30, 2005				As of June 30, 2004				(Reference) As of March 31, 2005			
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses		
			Gains	Losses			Gains	Losses			Gains	Losses
Mizuho Bank + Revitalization Subsidiary	67.0	33.1	33.1	-	67.0	64.8	64.8	-	67.0	54.7	54.7	-
Mizuho Corporate Bank + Revitalization Subsidiaries	11.6	17.7	17.7	-	11.6	20.4	20.4	-	11.6	19.4	19.4	-
Mizuho Trust & Banking + Revitalization Subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Total	78.7	50.9	50.9	-	78.7	85.3	85.3	-	78.7	74.2	74.2	-

3. Deferred Hedge Gains (Losses) of Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(Billions of yen)

	As of June 30, 2005			As of June 30, 2004			(Reference) As of March 31, 2005		
	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains/Losses	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains/Losses	Deferred Hedge Gains	Deferred Hedge Losses	Net Deferred Hedge Gains/Losses
Mizuho Bank	215.9	226.5	(10.6)	343.7	526.7	(182.9)	184.8	228.1	(43.2)
Mizuho Corporate Bank	573.8	542.3	31.4	1,076.3	1,177.3	(100.9)	599.8	611.7	(11.9)
Mizuho Trust & Banking	50.1	56.9	(6.7)	63.9	74.5	(10.6)	50.2	57.1	(6.9)
Total	839.9	825.9	14.0	1,484.0	1,778.6	(294.6)	834.9	897.0	(62.0)

Note: The above figures reflect all derivative transactions qualifying for hedge accounting (Deferred method).

4. Disclosure of Categories under the Financial Reconstruction Law ("FRL")

CONSOLIDATED

(Billions of yen)

		As of June 30, 2005 (A)	As of June 30, 2004 (B)	Change (A) - (B)	(Reference) As of March 31, 2005 (C)	(Reference) Change (A) - (C)
Consolidated	Claims against Bankrupt and Substantially Bankrupt Obligors	222.6	455.5	(232.9)	251.6	(29.0)
	Claims with Collection Risk	802.2	907.9	(105.7)	859.0	(56.8)
	Claims for Special Attention	496.4	1,706.8	(1,210.4)	476.5	19.8
	Total	1,521.2	3,070.3	(1,549.1)	1,587.1	(65.9)
Trust Account	Claims against Bankrupt and Substantially Bankrupt Obligors	2.2	3.8	(1.5)	2.8	(0.5)
	Claims with Collection Risk	2.1	4.1	(2.0)	1.5	0.6
	Claims for Special Attention	5.1	11.1	(5.9)	5.3	(0.1)
	Total	9.6	19.1	(9.5)	9.6	(0.0)
Total (Consolidated + Trust Account)	Claims against Bankrupt and Substantially Bankrupt Obligors	224.9	459.3	(234.4)	254.4	(29.5)
	Claims with Collection Risk	804.3	912.1	(107.7)	860.5	(56.1)
	Claims for Special Attention	501.5	1,717.9	(1,216.3)	481.8	19.7
	Total	1,530.8	3,089.4	(1,558.6)	1,596.8	(65.9)

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks and Revitalization Subsidiaries

(Billions of yen, %)

		As of June 30, 2005 (A)	As of June 30, 2004 (B)	Change (A) - (B)	(Reference) As of March 31, 2005 (C)	(Reference) Change (A) - (C)
Mizuho Bank + Revitalization Subsidiary	Claims against Bankrupt and Substantially Bankrupt Obligors	98.5	216.5	(117.9)	95.5	2.9
	Claims with Collection Risk	416.9	644.7	(227.7)	428.2	(11.3)
	Claims for Special Attention	257.1	543.2	(286.0)	275.9	(18.8)
	Total	772.6	1,404.4	(631.8)	799.8	(27.2)
Mizuho Corporate Bank + Revitalization Subsidiaries	Claims against Bankrupt and Substantially Bankrupt Obligors	77.4	191.8	(114.3)	96.0	(18.5)
	Claims with Collection Risk	299.1	174.3	124.8	319.6	(20.5)
	Claims for Special Attention	205.0	1,033.6	(828.6)	168.4	36.5
	Total	581.6	1,399.7	(818.1)	584.1	(2.4)
Mizuho Trust & Banking + Revitalization Subsidiary	**Banking Account**					
	Claims against Bankrupt and Substantially Bankrupt Obligors	6.8	14.1	(7.3)	15.1	(8.3)
	Claims with Collection Risk	55.2	31.0	24.2	56.3	(1.0)
	Claims for Special Attention	32.6	120.0	(87.4)	30.5	2.1
	Total	94.7	165.2	(70.4)	101.9	(7.2)
	Trust Account					
	Claims against Bankrupt and Substantially Bankrupt Obligors	2.2	3.8	(1.5)	2.8	(0.5)
	Claims with Collection Risk	2.1	4.1	(2.0)	1.5	0.6
	Claims for Special Attention	5.1	11.1	(5.9)	5.3	(0.1)
	Total	9.6	19.1	(9.5)	9.6	(0.0)
Total (Banking Account + Trust Account)	Claims against Bankrupt and Substantially Bankrupt Obligors	185.1	426.2	(241.1)	209.5	(24.4)
	Claims with Collection Risk	773.4	854.2	(80.7)	805.8	(32.3)
	Claims for Special Attention	500.0	1,708.1	(1,208.0)	480.2	19.7
	Total	1,458.6	2,988.6	(1,529.9)	1,495.6	(37.0)
	Non-performing loans ratio	*2.18%*	*4.29%*	*(2.11%)*	*2.16%*	*0.01%*

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

5. Overview of Domestic Deposits

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(Billions of yen)

(Deposits)		As of June 30, 2005 (A)	As of June 30, 2004 (B)	Change (A) - (B)	(Reference) As of March 31, 2005 (C)	(Reference) Change (A) - (C)
Mizuho Bank		50,489.3	49,311.9	1,177.3	50,928.0	(438.7)
	Individual deposits	*29,736.5*	*29,128.5*	*608.0*	*29,104.7*	*631.7*
Mizuho Corporate Bank		10,231.3	10,112.5	118.7	11,377.8	(1,146.5)
	Individual deposits	*9.2*	*10.8*	*(1.5)*	*11.6*	*(2.3)*
Mizuho Trust & Banking		2,371.4	2,524.4	(152.9)	2,779.3	(407.8)
	Individual deposits	*1,767.7*	*1,936.0*	*(168.2)*	*1,811.6*	*(43.8)*
Total		63,092.1	61,948.9	1,143.1	65,085.3	(1,993.1)
	Individual deposits	*31,513.6*	*31,075.3*	*438.2*	*30,928.1*	*585.5*

Note: The above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

6. Capital Adequacy Ratio

CONSOLIDATED

(%, Billions of yen)

			As of June 30, 2005	(Reference) As of March 31, 2005
Mizuho Financial Group	BIS standard	Capital Adequacy Ratio	11.99%	11.91%
		Tier I Ratio	6.54%	6.19%
		Tier I	4,361.9	4,172.0
		Tier II (Included in Capital)	3,745.9	3,956.4
		Deductions from Capital	(111.6)	(108.2)
		Capital	7,996.2	8,020.2
		Risk-adjusted Assets	66,650.6	67,324.9

Mizuho Bank	Domestic standard	Capital Adequacy Ratio	11.18%	10.77%
		Tier I Ratio	6.33%	5.88%
	(Reference) BIS standard	Capital Adequacy Ratio	11.54%	11.05%
		Tier I Ratio	6.36%	5.86%
Mizuho Corporate Bank	BIS standard	Capital Adequacy Ratio	14.18%	14.64%
		Tier I Ratio	8.77%	8.67%
Mizuho Trust & Banking	BIS standard	Capital Adequacy Ratio	13.39%	13.19%
		Tier I Ratio	7.41%	7.12%